Exhibit 99.8

2025 年度報告
ANNUAL REPORT

Stock Code 股份代號 : 9896



名創優品集團控股有限公司
MINISO Group Holding Limited
（於開曼群島註冊成立的有限責任公司）
(A company incorporated in the Cayman Islands with limited liability)

Contents
目 錄

Company Information
公司資料

DIRECTORS

Executive Director

Mr. YE Guofu *(Chairman and Chief Executive Officer)*

Independent Non-Executive Directors

Ms. XU Lili
Mr. ZHU Yonghua
Mr. WANG Yongping

AUDIT COMMITTEE

Ms. XU Lili *(Chairperson)*
Mr. ZHU Yonghua
Mr. WANG Yongping

COMPENSATION COMMITTEE

Mr. ZHU Yonghua *(Chairperson)*
Ms. XU Lili
Mr. WANG Yongping
Mr. YE Guofu

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. WANG Yongping *(Chairperson)*
Ms. XU Lili
Mr. ZHU Yonghua
Mr. YE Guofu

JOINT COMPANY SECRETARIES

Mr. ZHANG Jingjing
Ms. WONG Hoi Ting

AUTHORISED REPRESENTATIVES

Mr. YE Guofu
Ms. WONG Hoi Ting

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

8F, M Plaza
No. 109, Pazhou Avenue
Haizhu District, Guangzhou 510000
Guangdong Province
China

董事

執行董事

葉國富先生*（主席兼首席執行官）*

獨立非執行董事

徐黎黎女士
朱擁華先生
王永平先生

審計委員會

徐黎黎女士*（主席）*
朱擁華先生
王永平先生

薪酬委員會

朱擁華先生*（主席）*
徐黎黎女士
王永平先生
葉國富先生

提名及企業管治委員會

王永平先生*（主席）*
徐黎黎女士
朱擁華先生
葉國富先生

聯席公司秘書

張靖京先生
黃凱婷女士

授權代表

葉國富先生
黃凱婷女士

中國總辦事處及主要營業地點

中國
廣東省
廣州市海珠區
琶洲大道109號
銘豐廣場8樓（郵編：510000）

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Flats B-D, 35/F, Plaza 88
88 Yeung Uk Road
Tsuen Wan, the New Territories
Hong Kong

REGISTERED OFFICE

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

Ernst & Young
Certified Public Accountants
Registered Public Interest Entity Auditor under the
    Accounting and Financial Reporting Council Ordinance
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANKS

Citibank N.A.
China Citic Bank Corporation Limited
Agricultural Bank of China Limited
China Construction Bank Corporation

香港主要營業地點

香港
新界荃灣
楊屋道88號
Plaza 88 35樓B-D室

註冊辦事處

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

核數師

安永會計師事務所
執業會計師
於《會計及財務匯報局條例》下的
    註冊公眾利益實體核數師
香港鰂魚涌
英皇道979號
太古坊一座27樓

香港股份登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心
17樓1712-1716號舖

股份登記總處及過戶處

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

主要往來銀行

花旗銀行
中信銀行股份有限公司
中國農業銀行股份有限公司
中國建設銀行股份有限公司

Company Information
公司資料

HONG KONG STOCK CODE

9896

NYSE SYMBOL

MNSO

COMPANY WEBSITE

https://ir.miniso.com

香港股份代號

9896

紐交所代碼

MNSO

公司網站

https://ir.miniso.com

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	2025 2025年
	(Renminbi ("RMB") in thousands, except percentages and per share data) （人民幣（「人民幣」）千元， 百分比及每股數據除外）	
Revenue 收入	16,994,025	21,443,827
Gross profit 毛利	7,637,060	9,648,119
Operating profit 經營利潤	3,315,789	3,303,123
Profit before taxation 稅前利潤	3,347,532	1,913,338
Profit for the year 年內利潤	2,635,428	1,209,814
Profit for the year attributable to: 以下人士應佔年內利潤：		
– Equity shareholders of the Company －本公司權益股東	2,617,560	1,205,045
– Non-controlling interests －非控股權益	17,868	4,769
Earnings per Share: 每股盈利：		
– Basic (RMB) －基本（人民幣元）	2.11	0.98
– Diluted (RMB) －攤薄（人民幣元）	2.10	0.98
Adjusted operating profit (a non-IFRS measure) 經調整經營利潤（非《國際財務報告準則》指標）	3,400,973	3,670,992
Adjusted net profit (a non-IFRS measure) 經調整淨利潤（非《國際財務報告準則》指標）	2,720,612	2,898,163
Adjusted net earnings per Share (a non-IFRS measure) 經調整每股淨盈利（非《國際財務報告準則》指標）		
– Basic (RMB) －基本（人民幣元）	2.18	2.36
– Diluted (RMB) －攤薄（人民幣元）	2.17	2.34
Adjusted EBITDA (a non-IFRS measure) 經調整EBITDA（非《國際財務報告準則》指標）	4,334,325	4,959,949

Financial Performance Highlights
財務表現摘要

NON-IFRS FINANCIAL MEASURES

In evaluating the business, MINISO considers and uses adjusted operating profit, adjusted net profit, adjusted EBITDA and adjusted basic and diluted net earnings per Share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted operating profit as operating profit for the period excluding equity-settled share-based payment expenses. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses, gain or loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to the Equity Linked Securities (as defined below) and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd (永輝超市股份有限公司) ("**Yonghui**"), changes in fair value of redemption liabilities arising from preferred shares and share of loss of Yonghui, net of tax. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income tax expense. MINISO computes adjusted basic and diluted net earnings per Share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of Shares used in the basic and diluted earnings per Share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per Share in the same way as it calculates adjusted basic and diluted net earnings per ADS (as defined below), except that it uses the number of Shares used in the basic and diluted earnings per Share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these Shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board.

非《國際財務報告準則》財務指標

於評估業務時，名創優品考慮並使用經調整經營利潤、經調整淨利潤、經調整EBITDA和經調整每股基本及攤薄淨盈利作為審查及評估其經營業績的補充指標。呈列此等非《國際財務報告準則》財務指標並非旨在視為獨立於或替代根據《國際財務報告準則》編製及呈列的財務資料。名創優品將經調整經營利潤定義為不包括以權益結算的股份支付開支的期內經營利潤。名創優品將經調整淨利潤定義為不包括以權益結算的股份支付開支、衍生工具公允價值變動收益或損失、衍生工具的發行成本、與股票掛鈎證券（定義見下文）及與用於收購永輝超市股份有限公司（「**永輝**」）股權的銀行貸款有關的利息開支、贖回優先股的負債公允價值變動以及分佔永輝虧損，稅後淨額的期內利潤。名創優品將經調整EBITDA界定為經調整淨利潤加折舊及攤銷、財務成本（不包括與股票掛鈎證券及與用於收購永輝股權的銀行貸款有關的利息開支）及所得稅開支。名創優品以本公司權益股東應佔經調整淨利潤除以按《國際財務報告準則》基準計算每股基本及攤薄盈利所用的股份數量計算經調整每股基本及攤薄淨盈利。名創優品以與計算經調整每股美國存託股（定義見下文）基本及攤薄淨盈利同樣的方式計算經調整每股基本及攤薄淨盈利，惟其使用按《國際財務報告準則》基準計算每股基本及攤薄盈利所用的普通股數量作為分母，而非此等普通股所代表的美國存託股數量。

名創優品呈報此等非《國際財務報告準則》財務指標，因管理層以此等指標評估其經營業績及制定業務計劃。此等非《國際財務報告準則》財務指標使管理層可在不考慮名創優品認為並非未來營運表現指標的上述非現金及其他調整項目影響的情況下評估其經營業績。因此，名創優品認為使用此等非《國際財務報告準則》財務指標為投資者及其他人士以與管理層及董事會相同的方式理解及評估其經營業績提供了有用的資料。

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO's operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, or any other measures of performance prepared and presented in accordance with IFRS. Investors are encouraged to review MINISO's historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO's data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted operating profit, adjusted net profit and adjusted EBITDA, both non-IFRS measures, for the fiscal year ended December 31, 2024 and the fiscal year ended December 31, 2025 to the most directly comparable financial measures calculated and presented in accordance with IFRS, which are operating profit and profit for the year.

此等非《國際財務報告準則》財務指標未於《國際財務報告準則》中有所界定，亦未根據《國際財務報告準則》呈列。此等非《國際財務報告準則》財務指標作為分析工具存在局限性。使用此等非《國際財務報告準則》財務指標的主要限制之一為其不能反映影響名創優品營運的所有收入及開支項目。此外，此等非《國際財務報告準則》財務指標可能不同於其他公司（包括同行公司）使用的非《國際財務報告準則》資料，因此其可比性可能有限。

此等非《國際財務報告準則》財務指標不應被獨立考慮，或解釋為利潤或使用《國際財務報告準則》編製及列報的任何其他業績指標的替代指標。名創優品鼓勵投資者按以下最直接可比的《國際財務報告準則》指標審閱其歷史非《國際財務報告準則》財務指標。本文所呈列的非《國際財務報告準則》財務指標未必可與其他公司所呈列的類似名稱指標作比較。其他公司對類似名稱指標的計算方式可能不同，從而限制了有關指標在比較分析名創優品的數據時的有用性。名創優品鼓勵　閣下全面審閱其財務資料，而非依賴單一的財務指標。

下表將我們截至2024年12月31日止財政年度及截至2025年12月31日止財政年度的經調整經營利潤、經調整淨利潤及經調整EBITDA（均為非《國際財務報告準則》指標）與根據《國際財務報告準則》計算及呈報的最直接可比的財務指標（即經營利潤及年內利潤）進行對賬。

Financial Performance Highlights
財務表現摘要

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	**2025** 2025年
	(RMB in thousands) （人民幣千元）	
Operating profit 經營利潤	3,315,789	**3,303,123**
Add back: 加回：		
Equity-settled share-based payment expenses 以權益結算的股份支付的開支	85,184	**367,869**
Adjusted operating profit (a non-IFRS measure) 經調整經營利潤（非《國際財務報告準則》指標）	3,400,973	**3,670,992**
Profit for the year 年內利潤	2,635,428	**1,209,814**
Add back: 加回：		
Equity-settled share-based payment expenses 以權益結算的股份支付的開支	85,184	**367,869**
Loss from fair value change of derivatives[1][2] 衍生工具公允價值變動損失[1][2]	–	**25,668**
Issuance cost of derivatives[1][3] 衍生工具的發行成本[1][3]	–	**44,664**
Interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui[1] 與股票掛鈎證券及與用於收購永輝股權的銀行貸款有關的利息開支[1]	–	**278,973**
– Interest expenses related to the Equity Linked Securities[4] －與股票掛鈎證券有關的利息開支[4]	–	**192,342**
– Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui －與用於收購永輝股權的銀行貸款有關的利息開支	–	**86,631**
Changes in fair value of redemption liabilities[1] 贖回負債公允價值變動[1]	–	**158,491**
Share of loss of Yonghui, net of tax[1] 分佔永輝虧損，稅後淨額[1]	–	**812,684**
Adjusted net profit (a non-IFRS measure) 經調整淨利潤（非《國際財務報告準則》指標）	2,720,612	**2,898,163**
Add back: 加回：		
Depreciation and amortization 折舊及攤銷	808,694	**1,206,305**
Finance costs excluding interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui 財務成本（不包括與股票掛鈎證券及與用於收購永輝股權的銀行貸款有關的利息開支）	92,915	**151,957**
Income tax expense 所得稅開支	712,104	**703,524**
Adjusted EBITDA (a non-IFRS measure) 經調整EBITDA（非《國際財務報告準則》指標）	4,334,325	**4,959,949**

Notes:

(1) These adjustment items have been excluded from the calculation of adjusted net profit as the Company does not consider such items to be indicative of its operating performance of core business in the future.

(2) The RMB25,668,000 loss from fair value change of derivatives was a non-cash expense that was related to the fair value of the Equity Linked Securities and Call Spread as defined below. It was determined primarily by movements in the underlying share price.

(3) The RMB44,664,000 issuance cost of derivatives was a one-off expense that was related to the Equity Linked Securities.

(4) The RMB192,342,000 interest expenses related to the Equity Linked Securities included RMB173,456,000 non-cash portion and RMB18,886,000 cash expense.

附註：

(1) 部分項目於計算經調整淨利潤時予以剔除，因本公司認為有關開支並不反映其未來核心業務之經營表現。

(2) 衍生工具公允價值變動產生的人民幣25,668,000元虧損為非現金支出，與股票掛鈎證券及看漲價差（定義見下文）組合的公允價值有關，其金額主要取決於標的股票價格的波動。

(3) 衍生工具發行成本人民幣44,664,000元為一次性支出，與股票掛鈎證券相關。

(4) 與股票掛鈎證券有關的人民幣192,342,000元利息支出中，人民幣173,456,000元為非現金支出，人民幣18,886,000元為現金支出。

Five-year Financial Summary
五年財務摘要

	For the twelve months ended December 31, 截至12月31日止十二個月				
	2021 2021年	2022 2022年	2023 2023年	2024 2024年	**2025** **2025年**
	Unaudited 未經審計			Audited 經審計	
			(RMB'000) （人民幣千元）		
Revenue 收入	10,128,707	9,925,619	13,838,797	16,994,025	**21,443,827**
Gross profit 毛利	2,856,884	3,464,079	5,698,431	7,637,060	**9,648,119**
Operating profit 經營利潤	817,831	1,370,150	2,819,648	3,315,789	**3,303,123**
Profit for the year attributable to equity shareholders of the Company 本公司權益股東應佔年內利潤	573,626	1,065,481	2,253,241	2,617,560	**1,205,045**

	As of December 31, 截至12月31日				
	2021 2021年	2022 2022年	2023 2023年	2024 2024年	**2025** **2025年**
	Unaudited 未經審計			Audited 經審計	
			(RMB'000) （人民幣千元）		
Non-current assets 非流動資產	3,205,191	3,253,688	4,157,675	6,464,627	**14,547,230**
Current assets 流動資產	7,841,592	8,743,692	10,327,634	11,655,501	**14,086,292**
Total assets 資產總額	11,046,783	11,997,380	14,485,309	18,120,128	**28,633,522**
Non-current liabilities 非流動負債	487,974	476,795	887,113	2,037,417	**9,441,321**
Current liabilities 流動負債	3,827,032	3,711,558	4,406,979	5,727,189	**8,472,930**
Total liabilities 負債總額	4,315,006	4,188,353	5,294,092	7,764,606	**17,914,251**
Net assets 淨資產	6,731,777	7,809,027	9,191,217	10,355,522	**10,719,271**
Cash and cash equivalents 現金及現金等價物	5,151,456	5,186,601	6,415,441	6,328,121	**6,817,129**

CREATE VALUE FOR SHAREHOLDERS
為股東創造價值

Dividend
股息



US$cent per ADS
每ADS美分

Interim Dividend
中期股息

Final Dividend
末期股息

Share repurchase
股份購回

From 2021-2025, a total of
41.07 million Shares
have been repurchased.

於2021年至2025年期間，
已購回合共
41.07百萬股股份。

Business Review and Outlook
業務回顧及展望

BUSINESS REVIEW FOR THE REPORTING PERIOD

We are a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. Since opening our first store in Chinese mainland in 2013, we have successfully built two brands – "MINISO" and "TOP TOY". Our flagship brand "MINISO" has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. Our products cover diverse consumer needs and consumers are drawn to MINISO for our products' trendiness, creativeness, high quality and affordability.

For the fiscal year ended December 31, 2025, the total number of MINISO stores in Chinese mainland and overseas markets increased from 7,504 as of December 31, 2024 to 8,151 as of December 31, 2025. The number of TOP TOY stores increased from 276 as of December 31, 2024 to 334 as of December 31, 2025. For the fiscal year ended December 31, 2025, the aggregate GMV of the Group reached approximately RMB37.1 billion.

Brands and Products

Our MINISO products are organised across three core pillars: lifestyle, beauty and toys. For the fiscal year ended December 31, 2025, we launched an average of around 1,600 SKUs in "MINISO" channels per month, and offered consumers a wide selection of products, the vast majority of which are under the "MINISO" brand. The increase in average SKUs per month was primarily driven by the deliberate expansion of our product assortment in support of our big store format rollout and our commitment to delivering a more immersive in-store experience.

Under the "TOP TOY" brand, we offered around 17,000 SKUs as of December 31, 2025 across major pop toy categories such as model figures, 3D building blocks, vinyl plush toys and others.

報告期業務回顧

我們是一家提供以獨特IP設計為特色的豐富多樣的潮流生活產品的全球高增長價值零售商。自2013年在中國內地開設第一家門店以來，我們已成功打造了兩個品牌，分別是「名創優品」和「TOP TOY」。我們的旗艦品牌「名創優品」已發展成為全球認可的零售品牌，通過全球廣泛的門店網絡提供種類繁多及高頻上新的生活產品。我們的產品可滿足消費者多樣化的需求，名創優品以時尚、創意、高品質及高性價比的產品吸引消費者。

截至2025年12月31日止財政年度，本集團於中國內地和海外市場的名創優品門店總數由截至2024年12月31日的7,504家增加至截至2025年12月31日的8,151家。TOP TOY門店數量由截至2024年12月31日的276家增加至截至2025年12月31日的334家。截至2025年12月31日止財政年度，本集團產生的GMV總計約人民幣371.0億元。

品牌及產品

我們的名創優品產品涵蓋三大核心支柱：生活方式、美妝及玩具。截至2025年12月31日止財政年度，我們在「名創優品」各渠道平均每月推出約1,600個SKU，為消費者提供廣泛可選的產品組合，其中絕大部分屬於「名創優品」品牌。每月平均SKU增加主要是由於主動擴充產品種類以配合我們的大型門店業態落地以及我們致力於提供更沉浸式的門店體驗。

截至2025年12月31日，我們在「TOP TOY」品牌下提供了約17,000個SKU，涵蓋手辦、3D積木、搪膠毛絨玩具和其他等主要潮流玩具品類。

Store Network

As of December 31, 2025, we served consumers primarily through a network of over 8,151 MINISO stores, including 4,568 MINISO stores in Chinese mainland and 3,583 MINISO stores in overseas markets. The following table shows the number of MINISO stores in Chinese mainland and overseas markets as of the dates presented:

門店網絡

截至2025年12月31日，我們主要通過8,151多家名創優品門店網絡為消費者提供服務，其中在中國內地有4,568家名創優品門店，在海外市場有3,583家名創優品門店。下表列示截至呈報日期，中國內地和海外市場的名創優品門店數量：

	As of December 31, 截至12月31日	
	2024 2024年	2025 2025年
Number of MINISO stores 名創優品門店數量		
Chinese mainland 中國內地	4,386	**4,568**
Directly operated stores 直營店	25	**18**
Stores operated under Retail Partner model 合夥人門店	4,335	**4,522**
Stores operated under distributor model 代理門店	26	**28**
Overseas markets 海外市場	3,118	**3,583**
Directly operated stores 直營店	503	**700**
Stores operated under Retail Partner model 合夥人門店	404	**432**
Stores operated under distributor model 代理門店	2,211	**2,451**
Total 合計	7,504	**8,151**

Business Review and Outlook
業務回顧及展望

We have expanded our TOP TOY store network in Chinese mainland since 2020. TOP TOY has also begun to expand to overseas markets since 2024. This strategic move aligns with the Company's plan to expand globally and strengthen its brand presence. As of December 31, 2025, we had a total of 334 TOP TOY stores, 304 of which were located in Chinese mainland. The following table shows the number of TOP TOY stores in Chinese mainland and overseas markets as of the dates presented:

自2020年起，我們已擴展在中國內地的TOP TOY門店網絡。同時，TOP TOY於2024年開始擴展海外市場。這一戰略性舉措符合本公司全球擴張及提升品牌影響力的計劃。截至2025年12月31日，我們共有334家TOP TOY門店，其中304家位於中國內地。下表列示截至呈報日期，中國內地和海外市場的TOP TOY門店數量：

	As of December 31, 截至12月31日	
	2024 2024年	2025 2025年
Number of TOP TOY stores TOP TOY門店數量		
Chinese mainland 中國內地	272	**304**
Directly operated stores 直營店	38	**35**
Stores operated under Retail Partner model 合夥人門店	234	**269**
Overseas markets 海外市場	4	**30**
Directly operated stores 直營店	2	**15**
Stores operated under Retail Partner model 合夥人門店	2	**4**
Stores operated under distributor model 代理門店	–	**11**
Total 合計	276	**334**

Store operations in Chinese mainland

As of December 31, 2025, apart from 18 directly operated MINISO stores, 28 MINISO stores operated under distributor model, 35 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in Chinese mainland were operated under Retail Partner model.

The following table shows the aggregate numbers of MINISO stores in Chinese mainland for the years indicated:

在中國內地的門店運營

截至2025年12月31日，除18家名創優品直營店、28家名創優品代理門店和35家TOP TOY直營店外，我們在中國內地的其他名創優品和TOP TOY門店全部都在合夥人模式下運營。

下表列示於所示年度在中國內地的名創優品門店總數：

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	2025 2025年
Directly operated stores 直營店		
Number of stores at the beginning of the year 年初門店數量	26	25
Net decrease in number of stores during the year 年內門店數量的淨減少	(1)	(7)
Number of stores at the end of the year 年末門店數量	25	18
Stores operated under Retail Partner model 合夥人門店		
Number of stores at the beginning of the year 年初門店數量	3,878	4,335
Net increase in number of stores during the year 年內門店數量的淨增加	457	187
Number of stores at the end of the year 年末門店數量	4,335	4,522
Stores operated under distributor model 代理門店		
Number of stores at the beginning of the year 年初門店數量	22	26
Net increase in number of stores during the year 年內門店數量的淨增加	4	2
Number of stores at the end of the year 年末門店數量	26	28

The following table shows the aggregate number of MINISO stores in Chinese mainland by city-tiers as of the dates indicated:

下表列示截至所示日期按城市等級劃分的中國內地名創優品門店總數：

	As of December 31, 截至12月31日	
	2024 2024年	2025 2025年
Number of MINISO stores in Chinese mainland 中國內地的名創優品門店數量		
First-tier cities 一線城市	587	609
Second-tier cities 二線城市	1,822	1,881
Third- and lower-tier cities 三線及三線以下城市	1,977	2,078
Total 合計	4,386	4,568

Business Review and Outlook
業務回顧及展望

The Retail Partner model represents a mutually beneficial relationship between us and our Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our Retail Partners attain attractive investment opportunities. Our Retail Partners are also motivated to maintain a loyal relationship with us. As of December 31, 2025, there were 1,157 Retail Partners that invested in MINISO stores in Chinese mainland, and 680 of them had invested for over three years. We had one distributor for the MINISO brand in Tibet, China during the fiscal year ended December 31, 2025. As of March 31, 2026, there has been no conversion of our franchisees in Chinese mainland from a Retail Partner to a distributor, or vice versa.

合夥人模式代表了我們與合夥人之間的互惠互利關係：我們以輕資產方式實現快速的門店網絡擴張、同時保持一致的品牌形象和消費者體驗，而合夥人則獲得了有吸引力的投資機會。我們的合夥人也有動力與我們保持忠誠的合作關係。截至2025年12月31日，我們共有1,157位合夥人在中國內地投資名創優品門店，其中680位已投資三年以上。於截至2025年12月31日止財政年度，我們在中國西藏有1位名創優品品牌的代理商。截至2026年3月31日，我們在中國內地的加盟商並無由合夥人轉為代理商，反之亦然。

The following table shows the number of Retail Partners that invested in MINISO stores in Chinese mainland for the years indicated:

下表列示所示年度投資中國內地名創優品門店的合夥人數量：

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	2025 2025年
Number of Retail Partners at the beginning of the year[1] 年初合夥人數量[1]	1,049	1,071
Net increase in Retail Partners during the year 年內合夥人的淨增加	22	86
Number of Retail Partners at the end of the year[1] 年末合夥人數量[1]	1,071	1,157

Note:

(1) The number of Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us on that date.

附註：

(1) 在指定日期合夥人的數量乃根據在該日期與我們存在有效合同關係的個人及實體的數量計算。

The majority of our TOP TOY stores in Chinese mainland are operated under the Retail Partner model as well. As of December 31, 2024 and 2025, we had 64 and 72 Retail Partners operating TOP TOY stores, respectively. Some Retail Partners in Chinese mainland may invest in both MINISO and TOP TOY stores.

我們中國內地大部分的TOP TOY門店亦於合夥人模式下運營。截至2024年及2025年12月31日，分別有64位及72位合夥人經營TOP TOY門店，一些中國內地的合夥人可能同時投資名創優品及TOP TOY門店。

Store operations in overseas markets

We have adopted flexible store operation models, including direct operation, Retail Partner model and distributor model as we expand our global networks, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a Retail Partner to a distributor, or vice versa.

As of December 31, 2025, in overseas markets, there were 700 stores directly operated by us and 432 and 2,451 stores operated under the Retail Partner model and distributor model respectively.

The following table shows the aggregate number of MINISO stores in overseas markets for the years indicated:

在海外市場的門店運營

我們在拓展全球門店網絡的同時，根據市場的增長潛力、當地法規和其他因素，採用了一系列靈活的門店運營模式，包括直營、合夥人模式和代理模式。考慮到當地不斷變化的監管要求、市場條件及營運需求，我們的海外加盟商有時會從合夥人轉變為代理商，反之亦然。

截至2025年12月31日，在海外市場，我們擁有700家直營店，合夥人門店及代理門店分別為432家和2,451家。

下表列示於所示年度海外市場的名創優品門店總數：

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	2025 2025年
Directly operated stores 直營店		
Number of stores at the beginning of the year 年初門店數量	238	503
Net increase in number of stores during the year 年內門店數量的淨增加	265	197
Number of stores at the end of the year 年末門店數量	503	700
Stores operated under Retail Partner model 合夥人門店		
Number of stores at the beginning of the year 年初門店數量	283	404
Net increase in number of stores during the year 年內門店數量的淨增加	121	28
Number of stores at the end of the year 年末門店數量	404	432
Stores operated under distributor model 代理門店		
Number of stores at the beginning of the year 年初門店數量	1,966	2,211
Net increase in number of stores during the year 年內門店數量的淨增加	245	240
Number of stores at the end of the year 年末門店數量	2,211	2,451

Business Review and Outlook
業務回顧及展望

The following table shows the aggregate number of the distribution of MINISO stores in overseas markets by region as of the dates indicated:

下表列示截至所示日期按區域劃分的海外市場名創優品代理門店總數：

	As of December 31, 截至12月31日	
	2024 2024年	2025 2025年
Number of MINISO stores in overseas markets 海外市場的名創優品門店數量		
Asia excluding China 亞洲（中國除外）	1,611	**1,793**
North America 北美洲	350	**461**
Latin America 拉丁美洲	637	**722**
Europe 歐洲	295	**361**
Others 其他	225	**246**
Total 合計	3,118	**3,583**

In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in MINISO overseas markets for the years indicated:

在大部分海外市場，我們通過與具有豐富當地資源和零售經驗的當地代理商合作，擴大我們的門店網絡。下表列示於所示年度我們在海外市場的名創優品代理商數量：

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	2025 2025年
Number of distributors at the beginning of the year[1] 年初代理商數量[1]	230	**252**
Net increase in number of distributors during the year[2] 年內代理商數量的淨增加[2]	22	**30**
Number of distributors at the end of the year[1] 年末代理商數量[1]	252	**282**

Notes:

(1) Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us on that date.

(2) Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new distributors.

As of December 31, 2024 and 2025, we had 114 and 109 Retail Partners in overseas markets, respectively, the decrease in the number of Retail Partners was primarily due to the decrease in the number of Retail Partners in Vietnam.

附註：

(1) 於指定日期的代理商數量乃根據在該日期與我們存在有效合同關係的個人和實體數量計算。

(2) 在計算新增的代理商數量時，不考慮由同一代理商變更合同實體的情況。

截至2024年及2025年12月31日，我們在海外市場分別擁有114位及109位合夥人，合夥人數量減少主要是由於越南合夥人數量減少。

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in Chinese mainland and overseas markets, respectively:

其他關鍵運營數據

下表載列我們分別於中國內地及海外市場的名創優品門店的若干關鍵運營數據：

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	2025 2025年
MINISO stores in Chinese mainland 中國內地的名創優品門店		
Total GMV[1] (RMB in millions) 總GMV[1]（人民幣百萬元）	14,008	**16,363**
Total number of transactions (in millions) 交易總量（百萬）	368.1	**410.8**
Total sales volume of SKUs (in millions) SKU總銷量（百萬）	978.8	**1,084.7**
Average spending per transaction (RMB) 平均客單價（人民幣元）	38.1	**39.8**
Average selling price (RMB) 平均售價（人民幣元）	14.3	**15.1**
Same-store[2] GMV Growth (%) 同店[2] GMV增長率(%)	down high-single digit 下降高個位數	**up mid-single digit** **增加中個位數**

Notes:

(1) Includes GMV generated through MINISO offline stores and O2O platforms.

(2) Includes stores that were opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and were closed for less than 30 days during both comparative periods.

附註：

(1) 包括通過名創優品線下門店及O2O平台產生的GMV。

(2) 包括在比較期開始前已開業、截至比較期結束仍在營業且於比較期內閉店均不超過30日的門店。

Business Review and Outlook
業務回顧及展望

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	2025 2025年
MINISO stores in overseas markets 海外市場的名創優品門店		
Total GMV (RMB in millions) 總GMV（人民幣百萬元）	14,001	**16,757**
Asia excluding China 亞洲國家（中國除外）	5,039	**5,341**
North America 北美洲	2,141	**3,550**
Latin America 拉丁美洲	4,897	**5,078**
Europe 歐洲	1,260	**1,928**
Others 其他	664	**860**
Same-store[1] GMV Growth (%) 同店[1]GMV增長率(%)	up mid-single digit 增加中個位數	**down low-single digit** **下降低個位數**
Asia excluding China 亞洲國家（中國除外）	up high-single digit 增加高個位數	**down mid-single digit** **下降中個位數**
North America 北美洲	flat 持平	**up mid-single digit** **增加中個位數**
Latin America 拉丁美洲	up mid-single digit 增加中個位數	**down mid-single digit** **下降中個位數**
Europe 歐洲	flat 持平	**up low-single digit** **增加低個位數**
Others 其他	down mid-single digit 下降中個位數	**up high-single digit** **增加高個位數**

Note:

(1) Includes stores that were opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods, and were closed for less than 30 days during both comparative periods. The impact of foreign exchange is excluded by adopting a constant currency exchange rate in both comparative periods.

附註：

(1) 包括在比較期開始前已開業、截至比較期結束仍在營業且於比較期內閉店均不超過30日的門店。於兩個比較期均採用固定貨幣匯率，故剔除外匯波動影響。

The following table sets forth the GMV of MINISO brand worldwide through online channels for the years indicated:

下表載列於所示年度名創優品品牌在全球通過線上渠道獲得的GMV：

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	2025 2025年
	(RMB in millions) （人民幣百萬元）	
MINISO brand worldwide 全球名創優品品牌		
Total GMV through online channels[1] 通過線上渠道獲得的總GMV[1]	948	**1,391**

Note:

(1) Excludes GMV through O2O platforms in Chinese mainland which is accounted for in GMV through offline channels.

附註：

(1) 不包括在中國內地通過O2O平台產生的GMV，其被計入通過線下渠道產生的GMV。

Our TOP TOY brand started operating in December 2020 in Chinese mainland. For the fiscal year ended December 31, 2025, our TOP TOY brand achieved a total GMV of RMB2,588 million through multi-channels: (1) RMB1,721 million from TOP TOY stores in Chinese mainland and RMB64 million from TOP TOY stores in overseas markets; (2) RMB321 million through online channels; and (3) RMB482 million of GMV from other channels. The following table sets forth certain of our key operating data of TOP TOY stores in Chinese mainland:

我們的TOP TOY品牌於2020年12月開始在中國內地運營。截至2025年12月31日止財政年度，TOP TOY品牌通過多渠道實現總GMV人民幣2,588百萬元：(1)通過中國內地TOP TOY門店獲得的人民幣1,721百萬元以及通過海外市場TOP TOY門店獲得的人民幣64百萬元；(2)通過線上渠道獲得的人民幣321百萬元；及(3)通過其他渠道獲得的GMV人民幣482百萬元。下表載列中國內地TOP TOY門店的若干關鍵運營數據：

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	2025 2025年
TOP TOY stores in Chinese mainland 中國內地的TOP TOY門店		
Total GMV (RMB in millions) 總GMV（人民幣百萬元）	1,148	**1,721**
Total number of transactions (in millions) 交易總量（百萬）	10.5	**15.7**
Total sales volume of SKUs (in millions) SKU總銷量（百萬）	19.9	**31.0**
Average spending per transaction (RMB) 平均客單價（人民幣元）	109.5	**109.8**
Average selling price (RMB) 平均售價（人民幣元）	57.8	**55.6**
Same-store[1] GMV Growth (%) 同店[1] GMV增長率(%)	up mid-single digit 增加中個位數	**up low-single digit** **增加低個位數**

Business Review and Outlook
業務回顧及展望

Note:

(1) Includes stores that were opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and were closed for less than 30 days during both comparative periods.

Marketing and Consumer Engagement

We launched our MINISO membership program in Chinese mainland in August 2018 and expanded to overseas markets afterwards. As of December 31, 2024 and December 31, 2025, the number of MINISO members with at least one purchase over the past 12 months was approximately 53 million and 64 million, respectively.

The total cumulative number of MINISO members in Chinese mainland increased by 17.8% from approximately 95.2 million as of December 31, 2024 to 112.1 million as of December 31, 2025. In 2025, GMV generated from registered members contributed 59.5% of our total GMV, and 48.4% of the MINISO members made at least one purchase over the past 12 months.

The total cumulative number of MINISO members in the United States increased by 150.3% from approximately 1.8 million as of December 31, 2024 to 4.4 million as of December 31, 2025. In 2025, GMV generated from registered members contributed 51.3% of our total GMV, and 71.4% of the MINISO members made at least one purchase over the past 12 months.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

There were no significant events that might affect us since the end of the Reporting Period and up to the date of this annual report.

BUSINESS OUTLOOK, STRATEGIC UPDATE AND FUTURE DEVELOPMENT

Confronting the ever-evolving macroeconomic and geopolitical landscape, the Group has demonstrated significant risk resilience and operational agility, underpinned by years of overseas expansion experience, a diversified global footprint and robust global operational capabilities. Looking ahead to 2026, we will continue to uphold our core philosophy of delivering long-term value through disciplined execution of our three strategic pillars: affordability, globalization and product innovation.

附註：

(1) 包括在比較期開始前已開業、截至比較期結束仍在營業且於比較期內閉店均不超過30日的門店。

營銷及消費者運營

我們於2018年8月在中國內地推出名創優品會員計劃，並隨即拓展至海外市場。截至2024年12月31日及2025年12月31日，於過往12個月內至少進行一次消費行為的名創優品會員數分別約為53百萬人及64百萬人。

我們於中國內地的名創優品會員總累計人數由截至2024年12月31日的約95.2百萬人增至截至2025年12月31日的約112.1百萬人，增幅為17.8%。2025年度註冊會員產生的GMV佔本公司總GMV的59.5%，於過往12個月內名創優品會員至少進行一次消費行為的人數佔比為48.4%。

我們於美國的名創優品會員總累計人數由截至2024年12月31日的約1.8百萬人增至截至2025年12月31日的約4.4百萬人，增幅為150.3%。2025年度註冊會員產生的GMV佔本公司總GMV的51.3%，於過往12個月內名創優品會員至少進行一次消費行為的人數佔比為71.4%。

報告期後的最新進展

自報告期末起直至本年報日期，概無任何可能影響我們的重大事件。

業務展望、戰略更新及未來發展

面對不斷變化的宏觀經濟及地緣政治格局，本集團憑藉多年積累的海外擴張經驗、全球多元化佈局及強勁的全球運營能力，展示出其強大的風險韌性和營運敏捷性。展望2026年，我們仍將秉持通過紮實執行三大策略支柱：高性價比、全球化及產品創新，以實現創造長期價值的核心理念。

For our MINISO brand in Chinese mainland, we will remain focused on achieving high quality growth by expanding and upgrading our store network to promote a relaxing and engaging shopping experience, one filled with delightful surprises and treasure-hunting elements that keep our customers coming back again. As part of this effort, we will strategically roll out the MINISO LAND series stores, designed to deliver an elevated, immersive consumer experience that deepens brand engagement and sets a new benchmark for our retail presence. We will continue to unlock sales potential via different themed store formats while introducing new product offerings with aesthetically refined designs, high product quality and compelling affordability. By optimizing product-market fit, and fully leveraging our multi-channel sales capabilities, we aim to create strong synergies across our diversified product offerings.

For our MINISO brand in overseas markets, we will firmly pursue our globalization strategy by expanding store footprint internationally, adopting diversified yet locally tailored approaches suited to different overseas markets, and further strengthening our cooperation with overseas business partners to capture local market trends globally. Through continued IP collaborations and strategic roll-out of key products across markets, we will continue to enhance MINISO brand awareness through product differentiation, market adaptation and ongoing upgrade of our store model. As our globalization progresses, we will further facilitate our robust development in overseas markets through enhancing operational efficiency and effective localization of management across each geographic region.

For our TOP TOY brand, we were pleased that it has embarked on globalization since the fourth quarter of 2024. Looking ahead, we will continue to optimize TOP TOY's product offerings and enhance operational efficiency to grow market share and strengthen brand image.

對於我們在中國內地的名創優品品牌，我們將繼續專注於實現高質量增長，通過拓展並升級我們的門店網絡，為客戶提供輕鬆愜意及充滿驚喜的、尋寶式的購物體驗，吸引客戶回流。作為上述投入的一環，我們將策略性地推出MINISO LAND系列門店，旨在提供升級的、沉浸式的消費者體驗，加深品牌互動，並為我們的零售業務設立新標桿。我們將繼續通過不同主題的門店形式釋放銷售潛力，同時推出設計精美、高品質且極具性價比的新產品系列。通過優化產品與市場的適配性，從而充分發揮我們多元化的銷售渠道，我們旨在於我們豐富的產品矩陣中形成強大的協同效應。

對於我們在海外市場的名創優品品牌，我們將堅定不移推行全球化戰略，通過拓展海外門店網絡，因地制宜採用適應不同海外市場的多元化及本土化策略，並進一步加強與海外業務夥伴的合作，把握全球各區域市場的趨勢。同時，我們將通過IP聯名合作及在不同市場主打產品的戰略性投放，並憑藉產品差異化、本地化調整以及門店模型持續優化等方式，持續提升名創優品品牌的知名度。隨着全球化進程的推進，我們將通過提高各區域本地化運營的效率，持續促進我們在海外市場的強勁增長。

對於我們的TOP TOY品牌，我們欣然看到其自2024年第四季度開始走向全球化。展望未來，我們將繼續優化TOP TOY的產品供應並提高運營效率，以提高其市場份額及強化其品牌形象。

Management Discussion and Analysis
管理層討論與分析

	For the fiscal year ended December 31, 截至12月31日止財政年度	
	2024 2024年	**2025 2025年**
	(RMB in thousands) （人民幣千元）	
Revenue 收入	16,994,025	**21,443,827**
Cost of sales 銷售成本	(9,356,965)	**(11,795,708)**
Gross profit 毛利	7,637,060	**9,648,119**
Other income 其他收入	21,595	**19,377**
Selling and distribution expenses 銷售及分銷開支	(3,519,534)	**(5,265,758)**
General and administrative expenses 一般及行政開支	(931,651)	**(1,225,373)**
Other net income 其他淨收入	114,696	**195,610**
Reversal of credit loss/(credit loss) on trade and other receivables 貿易及其他應收款項信貸虧損撥回／(信貸虧損)	2,469	**(33,241)**
Impairment loss on non-current assets 非流動資產減值虧損	(8,846)	**(35,611)**
Operating profit 經營利潤	3,315,789	**3,303,123**
Finance income 財務收入	118,672	**104,421**
Finance costs 財務成本	(92,915)	**(430,930)**
Net finance income/(costs) 財務收入／(成本)淨額	25,757	**(326,509)**
Other expenses 其他開支	–	**(70,332)**
Changes in fair value of redemption liabilities 贖回負債公允價值變動	–	**(158,491)**
Share of profit/(loss) of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的收益／(虧損)，稅後淨額	5,986	**(834,453)**
Profit before taxation 稅前利潤	3,347,532	**1,913,338**
Income tax expense 所得稅開支	(712,104)	**(703,524)**
Profit for the year 年內利潤	2,635,428	**1,209,814**
Profit for the year attributable to: 以下人士應佔年內利潤：		
– Equity shareholders of the Company －本公司權益股東	2,617,560	**1,205,045**
– Non-controlling interests －非控股權益	17,868	**4,769**

Revenue

Our total revenue was RMB21,443.8 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB16,994.0 million), representing an increase of 26.2% year over year.

Revenue from MINISO brand increased by 22.0% to RMB19,524.9 million, driven by (i) an increase of 16.8% in revenue from MINISO brand in Chinese mainland, with its annual revenue exceeding RMB10.0 billion for the first time, and (ii) an increase of 29.3% in revenue from MINISO brand in overseas markets. The overseas revenue contributed 44.2% of revenue from MINISO brand, compared to 41.7% in 2024.

Revenue from TOP TOY brand increased by 94.8% to RMB1,915.6 million.

Cost of Sales

Our cost of sales was RMB11,795.7 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB9,357.0 million), representing an increase of 26.1% year over year.

Gross Profit and Gross Margin

Our gross profit was RMB9,648.1 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB7,637.1 million). Our gross margin was 45.0% for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: 44.9%).

Other Income

Our other income was RMB19.4 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB21.6 million), which was mainly attributable to government grants and income from depositary bank.

收入

截至2025年12月31日止財政年度，我們的總收入為人民幣21,443.8百萬元（截至2024年12月31日止財政年度：人民幣16,994.0百萬元），同比增長26.2%。

名創優品品牌所得收入增加22.0%至人民幣19,524.9百萬元，主要是受以下因素驅動：(i)中國內地的名創優品品牌所得收入增加16.8%，年收入首次突破人民幣100.0億元，及(ii)海外市場的名創優品品牌所得收入增加29.3%。海外收入佔名創優品品牌收入的44.2%，而2024年則為41.7%。

TOP TOY品牌所得收入增加94.8%至人民幣1,915.6百萬元。

銷售成本

截至2025年12月31日止財政年度，我們的銷售成本為人民幣11,795.7百萬元（截至2024年12月31日止財政年度：人民幣9,357.0百萬元），同比增長26.1%。

毛利及毛利率

截至2025年12月31日止財政年度，我們的毛利為人民幣9,648.1百萬元（截至2024年12月31日止財政年度：人民幣7,637.1百萬元）。截至2025年12月31日止財政年度，我們的毛利率為45.0%（截至2024年12月31日止財政年度：44.9%）。

其他收入

截至2025年12月31日止財政年度，我們的其他收入為人民幣19.4百萬元（截至2024年12月31日止財政年度：人民幣21.6百萬元），主要來自政府補助及存託銀行的收入。

Management Discussion and Analysis
管理層討論與分析

Selling and Distribution Expenses

Our selling and distribution expenses were RMB5,265.8 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB3,519.5 million). Excluding equity-based compensation expenses, our selling and distribution expenses were RMB5,045.7 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB3,506.1 million). The year-over-year increase was mainly attributable to our investments into directly operated stores to pursue the future success of our business, especially in strategic overseas markets such as the U.S. market. As of December 31, 2025, total number of directly operated stores on the Group level was 768, compared to 568 as of December 31, 2024. For the fiscal year ended December 31, 2025, the revenue from directly operated stores increased by 71.3%, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased by 50.2%. Licensing expenses increased by 44.6%, as a percentage of revenue ranging from 2.5% to 2.8% for the fiscal year ended December 31, 2025 and its comparative period, respectively. Promotion and advertising expenses increased by 23.0%, as a percentage of revenue stabilizing at around 3.3% for the fiscal year ended December 31, 2025, compared to 3.4% in its comparative period. Logistics expenses increased by 23.0% year over year.

General and Administrative Expenses

Our general and administrative expenses were RMB1,225.4 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB931.7 million), increased by 31.5% year over year. Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB1,077.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB859.9 million), increased by 25.3% year over year.

Other Net Income

Our other net income was RMB195.6 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB114.7 million). The year-over-year increase was mainly due to (i) an increase in fair value of other investments, and (ii) an increase of investment income in wealth management products.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB35.6 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB8.8 million). We recorded impairment loss on non-current assets of directly operated stores.

銷售及分銷開支

截至2025年12月31日止財政年度，我們的銷售及分銷開支為人民幣5,265.8百萬元（截至2024年12月31日止財政年度：人民幣3,519.5百萬元）。除去以股份支付的薪酬開支，截至2025年12月31日止財政年度我們的銷售及分銷開支為人民幣5,045.7百萬元（截至2024年12月31日止財政年度：人民幣3,506.1百萬元）。同比增長主要是由於本公司對直營店的投入，特別是在美國等戰略性海外市場，以追求本公司未來業務的成功。截至2025年12月31日，於集團層面的直營店總數為768家，而截至2024年12月31日的數量則為568家。截至2025年12月31日止財政年度，直營店的收入增長71.3%，而相關開支（包括租金及相關開支、折舊及攤銷開支連同工資（不包括以股份支付的薪酬開支））則增長50.2%。授權費用增加44.6%，於截至2025年12月31日止財政年度及其比較期間佔收入的百分比介乎2.5%至2.8%。推廣及廣告開支增加23.0%，於截至2025年12月31日止財政年度及其比較期間佔收入的百分比均穩定在3.3%及3.4%左右。物流開支同比增長23.0%。

一般及行政開支

截至2025年12月31日止財政年度，我們的一般及行政開支為人民幣1,225.4百萬元（截至2024年12月31日止財政年度：人民幣931.7百萬元），同比增長31.5%。除去以權益結算的股份支付開支，截至2025年12月31日止財政年度，我們的一般及行政開支為人民幣1,077.5百萬元（截至2024年12月31日止財政年度：人民幣859.9百萬元），同比增長25.3%。

其他淨收入

截至2025年12月31日止財政年度，我們的其他淨收入為人民幣195.6百萬元（截至2024年12月31日止財政年度：人民幣114.7百萬元）。同比增長主要是由於(i)其他投資公允價值增加，及(ii)理財產品的投資收入增加。

非流動資產減值虧損

截至2025年12月31日止財政年度，我們的非流動資產減值虧損為人民幣35.6百萬元（截至2024年12月31日止財政年度：人民幣8.8百萬元）。我們對直營店的非流動資產計提了減值虧損。

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB3,303.1 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB3,315.8 million).

Adjusted Operating Profit (a non-IFRS measure)

We recorded an adjusted operating profit of RMB3,671.0 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB3,401.0 million), which represents operating profit plus equity-settled share-based payment expenses.

Net Finance Costs

Our net finance costs was RMB326.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB25.8 million of income). The year-over-year increase in net finance costs was due to (i) increased interest expenses in relation to the Equity Linked Securities and the bank loans used for acquisition of the equity interest of Yonghui, both of which have been excluded in non-IFRS financial measures, and (ii) increased interest expenses on lease liabilities corresponding to our investment in directly operated stores.

Changes in Fair Value of Redemption Liabilities

Our changes in fair value of redemption liabilities was RMB158.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: nil), which was a loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025.

Income Tax Expense

We recorded income tax expense of RMB703.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB712.1 million).

Share of Profit/(Loss) of Equity-accounted Investees, Net of Tax

Our share of loss of equity-accounted investees, net of tax was RMB834.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: share of profit of RMB6.0 million). The year-over-year change was mainly attributable to share of loss of Yonghui, which has been excluded in non-IFRS financial measures.

經營利潤

由於上述原因，截至2025年12月31日止財政年度，我們錄得的經營利潤為人民幣3,303.1百萬元（截至2024年12月31日止財政年度：人民幣3,315.8百萬元）。

經調整經營利潤（非《國際財務報告準則》指標）

於截至2025年12月31日止財政年度，我們錄得經調整經營利潤人民幣3,671.0百萬元（截至2024年12月31日止財政年度：人民幣3,401.0百萬元），為經營利潤加上以權益結算的股份支付開支。

財務成本淨額

截至2025年12月31日止財政年度，我們的財務成本淨額為人民幣326.5百萬元（截至2024年12月31日止財政年度：收入人民幣25.8百萬元）。財務成本淨額同比增長主要是由於(i)與股票掛鈎證券及與用於收購永輝股權的銀行貸款有關的利息開支增加，均不包括在非《國際財務報告準則》財務指標中，及(ii)與直營店投資相關的租賃負債利息開支增加。

贖回負債公允價值變動

截至2025年12月31日止財政年度，我們的贖回負債公允價值變動為人民幣158.5百萬元（截至2024年12月31日止財政年度：零），該虧損乃由於TOP TOY在2025年戰略融資中發行優先股所致。

所得稅開支

截至2025年12月31日止財政年度，我們錄得的所得稅開支為人民幣703.5百萬元（截至2024年12月31日止財政年度：人民幣712.1百萬元）。

分佔以權益法入賬的被投資公司的收益／（虧損），稅後淨額

截至2025年12月31日止財政年度，我們分佔以權益法入賬的被投資公司的虧損，稅後淨額為人民幣834.5百萬元（截至2024年12月31日止財政年度：分佔收益人民幣6.0百萬元）。同比變化主要歸因於分佔永輝的虧損，不包括在非《國際財務報告準則》財務指標中。

Management Discussion and Analysis
管理層討論與分析

Other Expenses

Our other expenses were RMB70.3 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: nil), mainly attributable to loss from a fair value change of derivatives under mark-to-market impact, which was in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures.

Profit for the Year

As a result of the foregoing, we recorded a profit for the year of RMB1,209.8 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB2,635.4 million).

Adjusted Net Profit (a non-IFRS measure)

We recorded an adjusted net profit for the year of RMB2,898.2 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB2,720.6 million) which represents profit for the year excluding equity-settled share-based payment expenses, loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, changes in fair value of redemption liabilities arising from preferred shares and share of loss of Yonghui, net of tax.

Adjusted EBITDA (a non-IFRS measure)

We recorded an adjusted EBITDA of RMB4,959.9 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB4,334.3 million), which represents adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income tax expense.

Net Cash from Operating Activities and Free Cash Flow

Our net cash from operating activities was RMB2,577.9 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB2,168.3 million). Our capital expenditure was RMB997.7 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB762.5 million), and free cash flow was RMB1,580.2 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB1,405.8 million).

其他開支

截至2025年12月31日止財政年度，我們的其他開支為人民幣70.3百萬元（截至2024年12月31日止財政年度：零），主要歸因於按市值計價影響下之衍生工具公允價值變動虧損，乃與股票掛鈎證券有關，不包括在非《國際財務報告準則》財務指標中。

年內利潤

由於上述原因，截至2025年12月31日止財政年度，我們錄得的年內利潤為人民幣1,209.8百萬元（截至2024年12月31日止財政年度：人民幣2,635.4百萬元）。

經調整淨利潤（非《國際財務報告準則》指標）

截至2025年12月31日止財政年度，我們錄得的經調整淨利潤（指不包括以權益結算的股份支付開支、衍生工具公允價值變動損失、衍生工具的發行成本、與股票掛鈎證券及與用於收購永輝股權的銀行貸款有關的利息開支、優先股產生的贖回負債公允價值變動及分佔永輝虧損，稅後淨額的年內利潤）為人民幣2,898.2百萬元（截至2024年12月31日止財政年度：人民幣2,720.6百萬元）。

經調整EBITDA（非《國際財務報告準則》指標）

截至2025年12月31日止財政年度，我們錄得的經調整EBITDA（指經調整淨利潤加折舊及攤銷、財務成本（不包括與股票掛鈎證券及與用於收購永輝股權的銀行貸款有關的利息開支）及所得稅開支）為人民幣4,959.9百萬元（截至2024年12月31日止財政年度：人民幣4,334.3百萬元）。

經營活動所得現金淨額及自由現金流

截至2025年12月31日止財政年度，我們的經營活動所得現金淨額為人民幣2,577.9百萬元（截至2024年12月31日止財政年度：人民幣2,168.3百萬元）。截至2025年12月31日止財政年度，我們的資本開支為人民幣997.7百萬元（截至2024年12月31日止財政年度：人民幣762.5百萬元），及截至2025年12月31日止財政年度，自由現金流為人民幣1,580.2百萬元（截至2024年12月31日止財政年度：人民幣1,405.8百萬元）。

Current Ratio

Our current ratio decreased from 2.0 as of December 31, 2024 to 1.7 as of December 31, 2025, primarily due to the increase in short-term loans and borrowings, redemption liabilities arising from preferred shares related to TOP TOY's strategic financing, trade payables related to our inventories, and lease liabilities relating to directly operated stores.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the fiscal year ended December 31, 2025, we funded our cash requirements principally through cash generated from our operations. As of December 31, 2025, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB7,087.9 million (as of December 31, 2024: RMB6,698.1 million).

Issue of the Equity Linked Securities and Entry into the Call Spread

In January 2025, we entered into a subscription agreement with UBS AG Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited for the issuance of equity linked securities by us, which were convertible debt securities that shall be settled wholly in cash, with an aggregate principal amount of US$550,000,000 and an expected maturity date on January 14, 2032 (the "**Equity Linked Securities**"). The Equity Linked Securities have been approved by the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") to be listed and quoted on the Official List of the SGX-ST. The initial exercise price of the Equity Linked Securities was US$8.2822 per Share, subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As a result of the distribution of the final cash dividend for the fiscal year ended December 31, 2024 (the "**2024 Final Dividend**"), the interim cash dividend for the six months ended June 30, 2025 (the "**2025 Interim Dividend**") and the final cash dividend for the six months ended December 31, 2025 (the "**2025 Final Dividend**"), the Equity Linked Securities exercise price was adjusted from US$8.2822 per Share to US$8.1516 per Share with effect from April 9, 2025, being the date immediately after the record date of the 2024 Final Dividend, and to US$8.0314 per Share with effect from September 6, 2025, being the date immediately after the record date of the 2025 Interim Dividend, and further to US$7.8525 per Share with effect from April 21, 2026, being the date immediately after the record date of the 2025 Final Dividend.

流動比率

我們的流動比率由截至2024年12月31日的2.0減少至截至2025年12月31日的1.7,主要由於我們的短期貸款及借款的增加、TOP TOY戰略融資相關自優先股產生的贖回負債、存貨相關的貿易應付款項及直營店相關的租賃負債。

有關我們財務表現的其他資料

流動資金以及資金來源

截至2025年12月31日止財政年度,我們主要通過經營所得現金來滿足我們的現金需求。截至2025年12月31日,我們計入流動資產的現金、現金等價物、受限制現金、定期存款及其他投資為人民幣7,087.9百萬元(截至2024年12月31日:人民幣6,698.1百萬元)。

發行股票掛鈎證券及訂立看漲期權價差

於2025年1月,本公司與瑞銀集團香港分行及香港上海滙豐銀行有限公司就本公司發行股票掛鈎證券訂立認購協議,該等證券為可換股債務證券,須以現金悉數結算,本金總額為550,000,000美元及預計到期日為2032年1月14日(「**股票掛鈎證券**」)。股票掛鈎證券已獲新加坡證券交易所有限公司(「**新交所**」)批准於新交所正式名單上市及報價。股票掛鈎證券的初始行使價為每股股份8.2822美元,可於發生若干慣常規定公司行為後予以調整。由於派發截至2024年12月31日止財政年度的末期現金股息(「**2024年末期股息**」)、截至2025年6月30日止六個月的中期現金股息(「**2025年中期股息**」),及截至2025年12月31日止六個月的末期現金股息(「**2025年末期股息**」),股票掛鈎證券行使價由每股股份8.2822美元調整為每股股份8.1516美元,自2025年4月9日(即緊隨2024年末期股息登記日期後的當日)起生效;並調整為每股股份8.0314美元,自2025年9月6日(即緊隨2025年中期股息登記日期後的當日)起生效;並進一步調整為每股股份7.8525美元,自2026年4月21日(即緊隨2025年末期股息登記日期後的當日)起生效。

Management Discussion and Analysis
管理層討論與分析

Further, we and UBS AG, London Branch and The Hongkong and Shanghai Banking Corporation Limited (the "**Call Spread Counterparties**") entered into a call spread (the "**Call Spread**"), which is separate from, but is part and parcel of, the Equity Linked Securities, and comprise:

(a) **Lower Strike Call:** a call option transaction granted by the Call Spread Counterparties to the Company, exercisable at the discretion of the Company, entitling the Company to (a) the difference, settled in cash, between the exercise price of the lower strike call, which is equivalent to the exercise price of the Securities, and the volume weighted average price per Share over a specified period of trading days, converted to U.S. dollars at the prevailing exchange rate, and multiplied by (b) the number of Shares underlying the lower strike call being exercised; and

(b) **Upper Strike Warrant:** a call option transaction with an expected exercise price (the "**Upper Strike Exercise Price**") of HK$102.1 per Share, representing a premium of 110.0% over the Delta Reference Price (for reference and illustration only) and a premium of 99.9% over the Stock Reference Price, granted by the Company to the Call Spread Counterparties, exercisable at the discretion of the Call Spread Counterparties, which would entitle the Call Spread Counterparties to receive newly allotted and issued Shares (the "**Upper Strike Shares**"), the maximum number of which was subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As at January 7, 2025, the maximum number of Upper Strike Shares that may be issued was 66,407,407 Shares (representing approximately 5.31% of the then total issued and outstanding Shares), which did not exceed and was issued under the general mandate granted by the Shareholders to the Directors on June 20, 2024 to allot and issue new Shares. Following the distribution of the 2024 Final Dividend, the 2025 Interim Dividend and the 2025 Final Dividend, the Upper Strike Exercise Price was adjusted to HK$96.8 per Share, and the maximum number of the Upper Strike Shares was adjusted to 70,042,085 Shares. We have received approval from the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Upper Strike Shares issuable under the Upper Strike Warrant, subject to further approval from the Hong Kong Stock Exchange in relation to the adjustments made pursuant to the 2025 Final Dividend.

此外，本公司與瑞銀集團倫敦分行及香港上海滙豐銀行有限公司（「**看漲期權價差對手方**」）訂立看漲期權價差（「**看漲期權價差**」），看漲期權價差獨立於股票掛鈎證券，但構成股票掛鈎證券的一部分，及包括：

(a) **下限看漲期權**：看漲期權價差對手方授予本公司的看漲期權交易，可由本公司酌情行使，授予本公司權利：(a)以現金結算的下限行使價與指定交易日期間內每股股份成交量加權平均價之間的差額（按當時的匯率兌換為美元計算），乘以(b)下限看漲期權所行使股份數量；及

(b) **上限認股權證**：由本公司授予看漲期權價差對手方的認購期權交易，預期行使價（「**上限行使價**」）為每股股份102.1港元，較Delta參考價（僅供參考說明）溢價110.0%及較股份參考價溢價99.9%，可由看漲期權價差對手方酌情行使，看漲期權價差對手方將有權收取新配發及發行的股份（「**上限股份**」），其上限數目可於發生若干慣常規定的公司行動後作出調整。於2025年1月7日，可發行的上限股份的最大數量為66,407,407股股份（約佔當時已發行及發行在外股份總數的5.31%），不超出股東於2024年6月20日授予董事配發及發行新股份的一般授權下規定的數目且將按一般授權發行。於派發2024年末期股息、2025年中期股息及2025年末期股息後，上限行使價調整為每股股份96.8港元，上限股份的最大數量調整為70,042,085股股份。本公司已獲香港聯交所上市委員會批准，允許根據上限認股權證可發行的上限股份上市及買賣，待香港聯交所就2025年末期股息所作出的相關調整作出進一步批准。

The Call Spread was structured such that the timing, size and economics of the exercises under the Call Spread was able to match the exercises under the Equity Linked Securities. This overall structure will enable us to raise funds in a form similar to convertible debt securities, whilst deferring potential dilution to a higher effective exercise price.

We raised total net proceeds of US$457,079,647 (equivalent to HK$3,553,839,963) from the offering and sale of the Equity Linked Securities and the Call Spread. We planned to use the net proceeds for overseas store network expansion, supply chain optimization and development, brand building and promotion, additional overseas working capital and other general corporate purposes, and to purchase its Shares and/or ADSs (each representing four Shares) from time to time pursuant to its share repurchase programs.

For further details, please refer to the announcements of us dated January 7, 2025 and January 14, 2025 in relation to the issue of the Equity Linked Securities and entry into the Call Spread by our Company and the announcements dated April 24, 2025, August 29, 2025 and April 21, 2026 for the relevant adjustments made pursuant to the 2024 Final Dividend, 2025 Interim Dividend and 2025 Final Dividend, respectively.

Significant Investments

Yonghui Superstores Co., Ltd

On September 23, 2024, our Company through our wholly-owned subsidiary, entered into share purchase agreements with independent third parties, respectively, to acquire an aggregate of 2,668,135,376 shares in Yonghui (representing approximately 29.4% of its entire issued share capital), at the consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457, converted at the exchange rate of RMB0.90655 to HK$1.0000 for illustrative purpose only) (the "**Yonghui Acquisition**"). Yonghui, a listed company on the Shanghai Stock Exchange (stock code: 601933), is a retail chain operator featuring fresh produce management, mainly operates supermarkets and community supermarkets, and has approximately 403 outlets spanning across about 24 provinces and municipalities across the Chinese mainland as of December 31, 2025. The Yonghui Acquisition was approved by our shareholders at the extraordinary general meeting of us held on January 17, 2025, and was completed in the first quarter of 2025. For details, please refer to our announcement dated September 23, 2024 and our circular dated November 22, 2024.

看漲期權價差的結構使得看漲期權價差項下的行使時機、規模及經濟效益與股票掛鈎證券的行使相匹配。此整體架構將使本公司能夠以與可換股債務證券類似的形式籌集資金，同時將潛在攤薄延遲至較高的實際行使價。

本公司自發售及銷售股票掛鈎證券及看漲期權價差籌集總所得款項淨額為457,079,647美元（相當於3,553,839,963港元）。本公司計劃將該等所得款項用於海外門店網絡擴展、供應鏈優化與發展、品牌建設及推廣、額外海外營運資金及其他一般公司用途，以及用於根據股份購回計劃不時購買其股份及／或美國存託股（每股代表4股股份）。

有關進一步詳情，請參閱我們日期為2025年1月7日及2025年1月14日內容有關本公司發行股票掛鈎證券及訂立看漲期權價差的公告，以及日期2025年4月24日、2025年8月29日及2026年4月21日有關根據2024年末期股息、2025年中期股息及2025年末期股息作出相關調整的公告。

重大投資

永輝超市股份有限公司

於2024年9月23日，本公司通過其全資附屬公司分別與獨立第三方訂立購股協議，以收購合共2,668,135,376股永輝股份（約佔其全部已發行股本的29.4%），對價為人民幣6,270,118,134元（相當於約6,916,461,457港元，按人民幣0.90655元兌1.0000港元的匯率轉換，僅供說明使用）（「**永輝收購事項**」）。永輝於上海證券交易所上市（證券代碼：601933），是一家以生鮮商品經營為特色的連鎖超市運營商，主要經營超級市場及社區超市，截至2025年12月31日門店總數約403家，遍佈中國內地約24個省份及直轄市。永輝收購事項已獲本公司股東於2025年1月17日召開的股東特別大會上批准，且已於2025年第一季度完成。詳情請參閱我們日期為2024年9月23日的公告及我們日期為2024年11月22日的通函。

Management Discussion and Analysis
管理層討論與分析

Our equity interests in Yonghui have been accounted for as investments in associates using the equity method in our consolidated financial statements since its completion. As of December 31, 2025, we continued to hold approximately 29.4% of the issued share capital of Yonghui. For the fiscal year ended December 31, 2025, we recorded a loss of RMB812.7 million for the investment in Yonghui and the fair value of the investment in Yonghui amounted to RMB12,513.6 million as of December 31, 2025 (representing 43.7% of the total assets of the Company as at December 31, 2025). As we continue to be optimistic about the development of the offline retail industry in Chinese mainland, we believe that the investment in Yonghui is in line with the Group's investment strategy.

Save as disclosed above, we did not make or hold any other significant investments during the fiscal year ended December 31, 2025.

Future Plans for Material Investments or Capital Assets

As of December 31, 2025, we did not have any detailed future plans for material investments or capital assets.

Pledge of Assets

As of December 31, 2025, our equity interests in equity-accounted investees of approximately RMB3,822.1 million were pledged as securities for obtaining banking borrowings, an industry common practice for borrowings used for acquisitions.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

我們在永輝的權益自完成後在本公司的合併財務報表中核算為採用權益法核算的對聯營公司的投資。截至2025年12月31日，我們繼續持有永輝已發行股本約29.4%。截至2025年12月31日止財政年度，我們於永輝的投資錄得虧損人民幣812.7百萬元以及截至2025年12月31日，本公司對永輝投資的公允價值為人民幣12,513.6百萬元（佔本公司於2025年12月31日總資產的43.7%）。由於我們持續看好中國內地線下零售行業發展，我們認為投資永輝符合本集團的投資戰略。

除上文所披露者外，截至2025年12月31日止財政年度，我們並無作出或持有任何其他重大投資。

重大投資或資本資產的未來計劃

截至2025年12月31日，我們並無任何詳細的關於重大投資或資本資產的未來計劃。

資產抵押

截至2025年12月31日，我們於以權益法入賬的被投資公司的權益約人民幣3,822.1百萬元作質押物抵押以獲得銀行借款，此為收購貸款的行業常見做法。

現金管理政策

我們相信，通過對短期投資產品進行適當的投資，我們可以更好地利用我們的現金，在不影響我們的業務運作或資本開支的情況下產生收益。我們對金融產品的投資決定是以個案為基礎，並經適當和仔細考慮各種因素後作出，包括但不限於市場條件、經濟發展、預期投資條件、投資成本、投資期限以及投資的預期收益和潛在損失。我們已經建立了一套內部控制措施，使我們能夠獲得合理的投資回報，同時減輕我們面臨的高投資風險。該等政策和措施由我們的高級管理層制定。

In order to make full use of idle funds, enhance the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

- the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

- the expected return of the purchased wealth management products should be not lower than bank's deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

- the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Gearing Ratio

As of December 31, 2025, our gearing ratio was 66.9%, calculated as loans and borrowings divided by total equity as of the end of the year and multiplied by 100%.

為了充分利用閒置資金、提高盈餘資金利用率及增加收益，在不影響我們正常業務活動的前提下，經我們的首席財務官批准，我們可以從金融機構購買一定數量的理財產品。根據我們的內部政策，我們的資金部經理應向我們的首席財務官提出投資理財產品的提議，且該等提議必須由我們的首席財務官審核和批准。在評估用於投資理財產品的提議時，必須滿足一系列標準，包括但不限於以下內容：

- 購買的理財產品僅限於低風險產品，如定期存款、保本付息產品、銀行發行的國庫券及風險等級低於R2的理財產品。嚴禁購買證券和期貨等高風險金融工具。

- 所購買的理財產品的預期回報應不低於同期銀行定期存款的存款利率，產品結構應相對簡單，且應選擇經營規模大、綜合實力強及信譽良好的金融機構購買。

- 資金部負責設立理財產品明細分類賬，資金部經理管理金融產品並跟蹤理財產品的進展及安全情況。一旦出現異常情況，資金部經理應及時向首席財務官匯報情況，以便我們能立即採取有效措施，減少潛在損失。

資本負債比率

截至2025年12月31日，我們的資本負債比率為66.9%，該比率按貸款及借款除以年末權益總額再乘以100%計算。

Management Discussion and Analysis
管理層討論與分析

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate for the shortfall.

We had met the commitments for the five calendar years of 2021, 2022, 2023, 2024 and 2025. Therefore, we were not required to make any compensation to the local government. As such, no provision has been made in respect of this matter as of December 31, 2025.

Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain officers and directors, alleging that we made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in

匯兌風險

我們的財務報告貨幣為人民幣，匯率變動會顯著影響我們報告的業績及綜合趨勢。此外，我們的經營業績（包括利潤率）受到匯率波動的影響。我們的國際業務主要以美元產生收入。一般而言，人民幣兌美元貶值對我們的經營業績產生積極影響，而人民幣兌美元升值則相反。我們並未使用任何衍生金融工具對沖有關風險。若我們需要將美元兌換成人民幣用於營運，人民幣兌美元升值將對我們從兌換中獲得的人民幣金額產生不利影響。相反，若我們決定將人民幣兌換為美元用於支付本公司股份或美國存託股股息或其他業務目的，則美元兌人民幣升值將對我們獲得的美元金額產生不利影響。

或有負債

納稅承諾

就收購土地使用權及在廣州建設總部大樓，我們於2020年11月26日與我們新總部大樓所在地區的當地政府簽訂了意向書，並承諾自2021年1月1日起計五年內，向廣州當地政府繳納的稅款總額不低於人民幣965.0百萬元，其中包括2021年人民幣160.0百萬元、2022年人民幣175.0百萬元、2023年人民幣190.0百萬元、2024年人民幣210.0百萬元及2025年人民幣230.0百萬元。如我們未能支付任何五個曆年期間所承諾的金額，我們需要補償差額。

我們已滿足2021、2022、2023、2024及2025五個曆年的承諾，因此我們無須向當地政府作出任何補償。因此，截至2025年12月31日，尚未就此事項計提撥備。

證券集體訴訟

於2022年8月，本公司及其若干高級職員及董事被提起一項推定聯邦證券集體訴訟，指控我們違反《1933年證券法》和《1934年證券交易法》，在我們的業務運營和財務方面存在誤導性錯誤陳述或遺漏。訴訟標題為「關於名創優品集團控股有限公司證券訴訟案」，1:22-cv-09864（紐約州南區法院）。

November 2022 and filed the operative complaint to the court. We and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs filed a motion for reconsideration of the court's decision, which was rejected by the court. Plaintiffs filed a further amended complaint on April 30, 2025. We and other defendants filed a motion to dismiss that complaint, which was granted by the court on March 31, 2026, with prejudice. Plaintiffs have until May 1, 2026 to file a notice to appeal the court decision. As of the Latest Practicable Date, the Directors were unable to assess the outcome of the action or reliably estimate the potential losses, if any.

首席原告於2022年11月獲委任，並向法院提交有效訴狀。我們和其他被告提交了駁回訴狀的動議，該動議於2024年2月獲法院批准，並准予修正。原告繼而提交了重新審議法院決定的動議，但已被法院駁回。原告隨後於2025年4月30日提交了進一步修正的訴狀。我們和其他被告提交了駁回訴狀的動議，該動議於2026年3月31日獲法院批准，並不准予修正。原告須於2026年5月1日或之前提交針對法院裁決的上訴通知書。截至最後實際可行日期，董事無法評估訴訟的結果或可靠地估計潛在的損失（如有）。

Capital Commitment

As of December 31, 2025, our capital commitment was RMB394.2 million, compared to RMB633.5 million as of December 31, 2024, which was attributable to the construction of the headquarters building.

資本承擔

截至2025年12月31日，我們的資本承擔為人民幣394.2百萬元，而截至2024年12月31日則為人民幣633.5百萬元，主要與總部大樓建設有關。

Employees and Remuneration Policy

We had a total of 8,329 full-time employees as of December 31, 2025, including 3,204 in Chinese mainland and 5,125 in certain overseas countries and regions, up from 7,003 full-time employees in the previous year. The following table sets forth the number of our employees categorized by function as of December 31, 2025:

僱員及薪酬政策

截至2025年12月31日，我們共有8,329名全職僱員，其中3,204名位於中國內地及5,125名位於某些海外國家及地區，較去年的7,003名全職僱員有所增加。下表載列截至2025年12月31日按職能劃分的僱員人數：

Function 職能	Number of Employees 僱員人數
Product Development and Supply Chain Management 產品開發與供應鏈管理	1,503
General and Administrative 一般及行政	697
Operations 運營	5,684
Sales and Marketing 銷售及營銷	214
Technology 技術	231
Total 合計	**8,329**

Our total remuneration cost incurred for the fiscal year ended December 31, 2025 was RMB2,296.5 million, while it was RMB1,475.9 million for the fiscal year ended December 31, 2024.

截至2025年12月31日止財政年度，我們產生的總薪酬成本為人民幣2,296.5百萬元，而截至2024年12月31日止財政年度為人民幣1,475.9百萬元。

The number of employees employed by us varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programs, discretionary bonuses, share awards and share options from our share incentive plan may be awarded to employees according to the assessment of individual performance.

我們聘用的僱員人數視乎需要而不時有所變更，而僱員薪酬亦根據行業慣例釐定。本集團定期檢討其僱員的薪酬政策及待遇。除養老金及內部培訓計劃外，亦可能根據對個人表現的評估授予僱員酌情花紅、股份獎勵及我們股份激勵計劃中的購股權。

Directors' Report
董事會報告

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the current annual financial period covering a period of twelve months from January 1, 2025 to December 31, 2025.

董事會欣然呈列本董事會報告連同本集團自2025年1月1日至2025年12月31日止十二個月期間的當前年度財政期間的綜合財務報表。

DIRECTORS

The Directors who held office during the Reporting Period and up to the date of this annual report are:

董事

於本報告期及直至本年報日期止任職的董事為：

Executive Director
Mr. YE Guofu *(Chairman and Chief Executive Officer)*

執行董事
葉國富先生*(主席兼首席執行官）*

Independent Non-Executive Directors
Ms. XU Lili
Mr. ZHU Yonghua
Mr. WANG Yongping

獨立非執行董事
徐黎黎女士
朱擁華先生
王永平先生

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 52 to 57 of this annual report.

董事履歷詳情載於本年報第52至57頁的「董事及高級管理層」一節。

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company completed its initial public offering on the NYSE on October 15, 2020 and the Company's ADSs have been listed on the NYSE since then. The Company's Shares were subsequently listed on the Main Board of the HKEX on July 13, 2022.

一般資料

本公司於2020年1月7日根據開曼群島法例《公司法》於開曼群島註冊成立為獲豁免有限責任公司。本公司於2020年10月15日在紐交所完成首次公開發售，且本公司的美國存託股自此已在紐交所上市。本公司的股份隨後於2022年7月13日在聯交所主板上市。

PRINCIPAL ACTIVITY

The principal activity of the Company is investment holding. The principal businesses of the Company's subsidiaries are the retail and wholesale of design-led lifestyle and pop toy products across the PRC, other parts of Asia, America, Europe and certain other countries. Analysis of the principal activities of the Group and segment results based on geographical locations during the Reporting Period are set out in Note 1 and Note 4 to the consolidated financial statements, respectively.

主營業務

本公司的主營業務為投資控股。本公司附屬公司的主營業務為在中國、亞洲其他國家、美洲、歐洲及若干其他國家從事創意生活家居產品及潮流玩具產品的零售及批發。本集團於報告期內按地理位置劃分的主營業務及分部業績的分析分別載於綜合財務報表附註1及附註4。

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the Reporting Period, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the sections headed "Business Review and Outlook" and "Management Discussion and Analysis" on pages 12 to 35 of this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the Reporting Period is set out in "Recent developments after the Reporting Period" in the section headed "Business Review and Outlook".

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk Factors" in the Prospectus and the Form 20-F for the Reporting Period filed with the SEC. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

Risks related to our business and industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

- Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected;

- The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations;

- Our success is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences;

業務回顧

《公司條例》附表5所規定的本集團的業務回顧（包括對本公司業務的中肯審視、對本公司面對的主要風險及不確定因素的描述、在報告期終結後發生並對本公司有影響的重大事件的詳情、本集團業務相當可能有的未來發展的揭示、本集團財務表現分析以及本集團與對本集團有重大影響且本集團賴以成功的利益相關者的主要關係）載於本年報第12至35頁的「業務回顧及展望」及「管理層討論與分析」章節。該等討論為本董事會報告的一部分。在報告期結束後發生並對本公司有影響的事件載於「業務回顧及展望」章節的「報告期後的最新進展」。

主要風險及不確定因素

我們的業務涉及招股章程「風險因素」一節及報告期向美國證監會提交的表格20-F所載的若干風險。以下概述本集團面臨的若干主要風險及不確定因素，其中部分風險及不確定因素無法控制。

與我們的業務及行業有關的風險

與我們的業務及行業有關的風險及不確定因素包括但不限於以下：

- 我們的成功依託於我們品牌的持續影響力。倘若我們無法維護及強化我們的品牌，則我們的業務及經營業績可能會受到不利影響；

- 我們的業務增長及盈利能力取決於消費者需求和可自由支配支出的水平。中國或全球的嚴重或持續經濟衰退可能對消費者可自由支配支出產生重大不利影響，進而對我們的業務、財務狀況及經營業績造成不利影響；

- 我們的成功取決於我們產品的持續受歡迎度、我們的持續創新及新產品的成功推出，以及我們對消費者偏好變化的預測與及時響應；

- If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected;

- If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and adversely affected;

- Expanding product offerings may expose us to new challenges and more risks;

- If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected;

- If we are unable to expand our store network successfully, our business, results of operations would be adversely affected;

- If we, our Retail Partners or local distributors fail to successfully operate stores, our business and results of operations would be adversely affected;

- Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks;

- If our Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed;

- If we fail to maintain the relationship with our Retail Partners or our local distributors or fail to attract new Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected; and

- Illegal actions or misconduct of our Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.

- 倘我們無法為消費者提供具有高度吸引力價格的產品或維持具有競爭力的價格，我們的業務及經營業績將受到重大不利影響；

- 倘我們未能向消費者提供高品質產品，則我們的業務、聲譽、經營業績及財務狀況將受到重大不利影響；

- 擴大產品供應可能會使我們面臨新的挑戰和更多風險；

- 倘我們無法吸引新消費者及現有消費者購買，我們的業務、財務狀況及經營業績或會遭受重大不利影響；

- 倘我們無法成功擴展我們的門店網絡，我們的業務、經營業績將受到不利影響；

- 如果我們、我們的合夥人或當地代理商未能成功經營門店，我們的業務和經營業績將受到不利影響；

- 我們的國際業務可能受到成本、法律、法規、政治及經濟等多種風險的影響；

- 如果我們的合夥人或當地代理商不能充分履行其責任和承諾，我們的品牌形象和經營業績可能會受到重大損害；

- 如果我們未能維持與合夥人或當地代理商的關係，或未能吸引新的合夥人或當地代理商加入我們的門店網絡，我們的業務、經營業績及財務狀況可能會受到重大不利影響；及

- 我們的合夥人、當地代理商、下級代理商、第三方供應商或其他服務提供商的非法行為或不當行為，或其未能提供令人滿意的產品或服務，都可能對我們的業務、聲譽、財務狀況和經營業績產生重大不利影響。

Risks related to doing business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China, in particular, risks arising from the legal system in Chinese mainland, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in Chinese mainland can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Risks and uncertainties related to doing business in China include, but are not limited to, the following:

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections;

- The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

- The PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and may cause the value of our ordinary Shares or the ADSs to significantly decline or be worthless;

- Changes in China's or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;

與在中國經營業務有關的風險

我們絕大部分的業務運營在中國開展,且面臨各種與在中國經營業務有關的風險及不確定性,尤其是來自中國內地法律體系的風險(包括法律實施方面的風險和不確定性與中國內地的規章制度可能會在幾乎沒有提前通知的情況下迅速發生變化)以及中國政府可能隨時干預或影響 閣下的經營的風險,或可能對海外產品供應及╱或中國發行人的外商投資施加更多控制,這可能導致 閣下的業務及╱或 閣下證券價值發生重大變動。與在中國經營業務有關的風險及不確定因素包括但不限於以下:

- 美國公眾公司會計監督委員會以往無法檢查我們的核數師為我們的財務報表所開展的審計工作,而美國公眾公司會計監督委員會過往無法對我們核數師進行檢查則剝奪了投資者享有該等檢查的利益;

- 根據HFCAA,美國存託股可能在未來(倘美國公眾公司會計監督委員會無法對中國境內的核數師進行全面檢查或調查)被禁止在美國交易。美國存託股被除牌或受到除牌的威脅可能會對 閣下投資的價值產生重大不利影響;

- 中國政府於我們的業務上擁有很大的監管權,這可能影響我們的業務。中國政府可能對中國發行人在海外進行的發行及╱或中國發行人的外商投資施加更多的監管及控制,這可能在很大程度上限制或完全阻礙我們向投資者發售證券或繼續發售證券的能力,且可能導致我們的普通股份及美國存託股的價值大幅下降或失去價值;

- 中國或全球的經濟、政治或社會狀況或政府政策的變更可能會對我們的業務及經營業績產生重大不利影響;

Directors' Report
董事會報告

- Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations;

- Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects; and

- MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Risks related to the ADSs and our Shares

Risks and uncertainties related to our ADSs and our Shares include, but are not limited to, the following:

- The trading price of the ADSs and our Shares has been volatile, which could result in substantial losses to investors;

- The concentration of our share ownership among executive officers, Directors, and principal Shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Shares and the ADSs may view as beneficial; and

- Techniques employed by short sellers may drive down the market price of our Shares or the ADSs.

- 中國內地法律體系的不確定性可能對我們產生不利影響。中國內地的若干法律法規可能迅速發展,為其詮釋與執行帶來風險及不確定性。中國內地的行政及法院程序可能曠日持久。部分政府政策及內部規則可能無法及時公佈。這些風險及不確定性可能使我們難以符合或遵守適用法律及法規項下的規定;

- 圍繞在美國上市的中國公司的訴訟及負面報道可能會導致對我們的監管審查增加,且對美國存託股的交易價格產生不利影響,並可能對我們的業務(包括經營業績、財務狀況、現金流及前景)產生重大不利影響;及

- 名創優品集團控股有限公司為於開曼群島控股公司,我們可能依靠中國內地附屬公司支付的股息及其他股權分派來滿足我們可能需要的任何現金需求及融資需求,任何對我們中國內地附屬公司或香港附屬公司的支付能力的限制可能對我們經營業務的能力產生重大不利影響。

與美國存託股及股份有關的風險

與美國存託股及股份有關的風險及不確定因素包括但不限於以下:

- 我們的美國存託股和股份的交易價格出現波動,這可能會給投資者帶來重大損失;

- 我們的股權集中於高級管理人員、董事以及主要股東及其聯屬實體將可能限制 閣下影響公司事務的能力,並可能阻礙其他人士要求進行我們的股份及美國存託股持有人可能認為有益的控制權變更交易;及

- 賣空者所採用的手段可能導致我們的股份或美國存託股的市場價格下跌。

ENVIRONMENTAL POLICIES AND PERFORMANCE

We are committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment, giving back to community and achieving sustainable growth. Details of such will be set out in our ESG Report published on the same date as this annual report.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as may be disclosed in the ESG Report, we have complied with the relevant laws and regulations that have a significant impact on the operations of the Group during the Reporting Period.

CONNECTED TRANSACTIONS

During the Reporting Period, save as disclosed in this annual report, no related party transaction disclosed in Note 33 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required.

Logistics and Distribution Centre Lease Agreement

Reference is made to the announcements of the Company dated August 30, 2024 and May 30, 2025 in relation to, among others, the connected transaction of the Company.

On May 30, 2025, the Company, through its wholly-owned subsidiaries, Miniso (Guangzhou) Co., Ltd. ("**MINISO Guangzhou**"), TOP TOY (Guangdong) Cultural Creativity Co., Ltd. and TOP TOY (Guangzhou) Electronic Commerce Co., Ltd., as the tenants, entered into certain lease agreements (the "**2025 Lease Agreements**") with Miniso (Zhaoqing) Industrial Investment Co., Ltd. ("**MINISO Zhaoqing**"), as the landlord and a connected person of the Company, in relation to the lease of certain warehouses located in Zhaoqing City, Guangdong Province, the PRC. The 2025 Lease Agreements have a fixed term commencing from June 1, 2025 to December 31, 2027 (both days inclusive).

環境政策及表現

我們致力於履行社會責任、提升僱員福利及促進其發展、保護環境以及回饋社會，以實現可持續增長。有關詳情載於與本年報同日刊發的環境、社會及管治報告中。

遵守相關法律法規

於報告期，除環境、社會及管治報告可能披露的資料外，我們已遵守對本集團經營有重大影響的相關法律法規。

關連交易

於報告期，除本年報所披露者外，概無綜合財務報表附註33中披露的關聯方交易屬《上市規則》第十四A章所界定須予以披露的「關連交易」或「持續關連交易」。

物流配送中心租賃協議

茲提述本公司日期為2024年8月30日及2025年5月30日的公告，內容有關（其中包括）本公司的關連交易。

2025年5月30日，本公司通過其全資附屬公司名創優品（廣州）有限責任公司（「**名創廣州**」），那是家大潮玩（廣東）文化創意有限公司以及那是家大潮玩（廣州）電子商貿有限公司（作為租戶）與名創優品（肇慶）產業投資有限公司（「**名創優品肇慶**」）（作為業主及本公司的關連人士）訂立若干租賃協議（「**2025年租賃協議**」），內容有關租賃位於中國廣東省肇慶市的若干倉庫。2025年租賃協議的固定租期從2025年6月1日至2027年12月31日（包括首尾兩天）。

Directors' Report
董事會報告

Rent and property management fee under the 2025 Lease Agreements are subject to progressive increment each year at a fixed rate. The average rent and property management fee payable (inclusive of tax) during the term of the 2025 Lease Agreements shall be approximately RMB1,200 per square metre, with the total construction area being 99,861.2 square metres. A security deposit of RMB12.5 million, which is equivalent to three months of rent and property management fee (inclusive of tax), shall be payable by the tenants within 30 days of signing the 2025 Lease Agreements. Pursuant to IFRS 16, the value of the right-of-use assets to be recognised at the lease commencement date by the Group in connection with the 2025 Lease Agreements is approximately RMB106.6 million.

根據2025年租賃協議,租金及物業管理費逐年以固定比例遞增。2025年租賃協議期限內應付平均租金及物業管理費(含稅)約為每平方米人民幣1,200元,總建築面積為99,861.2平方米。保證金為人民幣12.5百萬元,相當於三個月的租金及物業管理費(含稅),由租戶在簽署2025年租賃協議30天內支付。根據《國際財務報告準則》第16號,本集團將於租賃開始日確認的2025年租賃協議相關使用權資產的價值約為人民幣106.6百萬元。

As MINISO Zhaoqing is an indirect wholly-owned subsidiary of YGF MC Limited which is wholly-owned by Mr. Ye, MINISO Zhaoqing is an associate of Mr. Ye and therefore also a connected person of the Company under the Listing Rules. Accordingly, the entering into of the Lease Agreement and the transaction contemplated thereunder constitute a connected transaction for the Company under Chapter 14A of the Listing Rules.

由於名創優品肇慶為YGF MC Limited(由葉先生全資擁有)的間接全資附屬公司,故名創優品肇慶為葉先生的聯繫人,因此根據《上市規則》亦為本公司的關連人士。故此,根據《上市規則》第十四A章,訂立租賃協議及其項下擬進行的交易構成本公司的關連交易。

As both the lease agreement entered into by the Company on August 30, 2024 (the "**2024 Lease Agreement**") and 2025 Lease Agreements were entered into between the MINISO Guangzhou and MINISO Zhaoqing, and the leased properties under the 2024 Lease Agreement and 2025 Lease Agreements are located on different floors or units in the same property, the transactions contemplated under the Lease Agreements are aggregated and be treated as if they were one transaction pursuant to Rule 14A.81 of the Listing Rules.

鑒於本公司於2024年8月30日訂立的租賃協議(「**2024年租賃協議**」)及2025年租賃協議均由名創廣州與名創優品肇慶之間訂立,且2024年租賃協議及2025年租賃協議項下的租賃物業位於同一物業的不同樓層或單位,根據《上市規則》第14A.81條,租賃協議項下擬進行的交易應予以合併計算,並視為一項交易處理。

Further details of the 2024 Lease Agreement and 2025 Lease Agreements are set out in the announcements of the Company dated August 30, 2024 and May 30, 2025 respectively.

有關2024年租賃協議及2025年租賃協議的進一步詳情分別載列於本公司日期為2024年8月30日及2025年5月30日的公告。

PARTIALLY EXEMPT CONTINUING CONNECTED TRANSACTIONS

Procurement of Cosmetics and Beauty Products Framework Agreement

Reference is made to the announcement of the Company dated November 29, 2024 in relation to the continuing connected transactions of the Company. On June 27, 2022, MINISO Guangzhou (for itself and on behalf of other members of the Group) entered into a framework agreement (the "**Procurement of Cosmetics and Beauty Products Framework Agreement**") with Wow Colour Beauty (Guangdong) Technology Limited ("**Wow Colour Beauty**") in relation to the procurement of cosmetics and beauty products by the Group, with effect from the Listing Date. Pursuant to the Procurement of Cosmetics and Beauty Products Framework Agreement, Wow Colour Beauty will supply certain cosmetics and beauty products to the Group in the ordinary and usual course of business. The Procurement of Cosmetics and Beauty Products Framework Agreement has a term of three years commencing on the Listing Date and ending on June 30, 2025 (both days inclusive).

On November 29, 2024, MINISO Guangzhou (for itself and on behalf of other members of the Group) has entered into a renewed Procurement of Cosmetics and Beauty Products Framework Agreement with Wow Colour Beauty for a term ending December 31, 2026.

As Mr. Ye indirectly holds approximately 78.4% equity interests in Wow Colour Beauty in aggregate, which includes approximately 1.6% equity interests held through his spouse, Wow Colour Beauty is an associate of Mr. Ye and therefore also a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the renewed Procurement of Cosmetics and Beauty Products Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

The proposed annual cap for the fiscal year ended December 31, 2025 was RMB50.0 million. The actual transaction amount for the fiscal year ended December 31, 2025 was approximately RMB0.54 million.

部分豁免的持續關連交易

採購彩妝美容產品框架協議

茲提述本公司日期為2024年11月29日的公告,內容有關本公司的持續關連交易。於2022年6月27日,名創廣州(為其本身及代表本集團其他成員公司)與色界美妝(廣東)科技有限公司(「色界美妝」)訂立框架協議(「採購彩妝美容產品框架協議」),內容有關本集團採購彩妝美容產品,該協議自上市日期起生效。根據採購彩妝美容產品框架協議,色界美妝將在一般及日常業務過程中向本集團供應若干彩妝美容產品。採購彩妝美容產品框架協議的期限自上市日期起至2025年6月30日止(包括首尾兩天)為期三年。

於2024年11月29日,名創廣州(為其本身及代表本集團其他成員公司)與色界美妝已訂立經重續的採購彩妝美容產品框架協議,期限至2026年12月31日止。

由於葉先生合計間接持有色界美妝約78.4%的股權(其中包括通過其配偶持有的約1.6%的股權),故色界美妝為葉先生的聯繫人,因此根據《上市規則》亦為本公司的關連人士。因此,根據《上市規則》第十四A章,經重續的採購彩妝美容產品框架協議項下擬進行的交易構成本公司的持續關連交易。

截至2025年12月31日止財政年度的建議年度上限為人民幣50.0百萬元。截至2025年12月31日止財政年度的實際交易金額約為人民幣0.54百萬元。

Directors' Report
董事會報告

Confirmation from Independent Non-executive Directors

Our independent non-executive Directors have reviewed the aforementioned continuing connected transactions and confirmed that such continuing connected transactions have been entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms or better; and

(c) according to the agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Confirmations from the Auditor

The Company's auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised), *Assurance Engagements Other than Audits or Reviews of Historical Financial Information* and with reference to Practice Note 740 (Revised), *Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules* as issued by the Hong Kong Institute of Certified Public Accountants.

The auditor has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

(i) nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii) for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

獨立非執行董事的確認

我們的獨立非執行董事已審閱上述持續關連交易並確認該等持續關連交易：

(a) 於本集團的一般及日常業務過程中訂立；

(b) 按一般商業條款或更佳條款訂立；及

(c) 根據規管該等交易的協議訂立，其條款屬公平合理，並符合股東的整體利益。

核數師的確認

本公司核數師根據香港核證委聘準則第3000號（經修訂）《審計或審閱過往財務資料以外的核證委聘》，並參考香港會計師公會頒佈的實務説明第740號（經修訂）《關於香港上市規則下持續關連交易的核數師函件》執行本集團持續關連交易的報告工作。

核數師已於致董事會函件中就有關報告期訂立的上述持續關連交易進行確認：

(i) 核數師並無發現任何事項令其認為所披露的持續關連交易未獲董事會批准；

(ii) 就涉及本集團提供貨品或服務的交易而言，核數師並無發現任何事項令其認為所披露的持續關連交易在所有重大方面不符合本集團的定價政策；

(iii) nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iv) with respect to the aggregate amount of the continuing connected transactions set out in the attached list of continuing connected transactions, nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the Reporting Period, less than 30% of our total revenue was generated from our five largest customers combined and less than 30% of our total purchases was made from the five largest suppliers combined.

None of the Directors, their respective close associates, or any Shareholder (which to the best of the Directors' knowledge owns more than 5% of the number of issued Shares) had any interest in any of our five largest customers or suppliers during the Reporting Period.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of our Company's securities.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries are set out in Note 1 to the consolidated financial statements.

(iii) 核數師並無發現任何事項令其認為交易在所有重大方面均未按照約束此等交易的相關協議進行;及

(iv) 就隨附的各項持續關連交易清單所載的持續關連交易總金額而言,核數師並無發現任何事項令其認為所披露的持續關連交易超出本公司設定的年度上限。

主要客戶及主要供應商

於報告期內,來自我們五大客戶的收入合計少於總收入的30%,來自五大供應商的採購額合計少於採購總額的30%。

於報告期內,概無董事、其各自緊密聯繫人或任何股東(據董事所深知擁有已發行股份數目的5%以上)在我們的任何五大客戶或供應商中擁有任何權益。

優先購買權

開曼群島法例中並無條文規定本公司須按比例向現有股東提呈發售新股份的優先購買權。

上市證券持有人的稅項寬免及豁免

據董事所知,並不存在股東因持有本公司證券而可享有任何稅項寬免及豁免。

附屬公司

本公司主要附屬公司的詳情載於綜合財務報表附註1。

Directors' Report
董事會報告

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the Reporting Period are set out in Note 11 to the consolidated financial statements.

During the Reporting Period, none of the Company's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the Reporting Period are set out in Note 26 and Note 34 to the consolidated financial statements and "Other information – Purchase, sale or redemption of the Company's listed securities" in this annual report.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the date of this annual report, the Company has maintained the prescribed percentage of public float under the Listing Rules.

DONATIONS

During the Reporting Period, the Group made charitable donations of RMB3.0 million.

DEBENTURE ISSUED

Our Group did not issue any debenture during the Reporting Period.

EQUITY-LINKED AGREEMENTS

In January 2025, we entered into a subscription agreement with UBS AG Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited for the issuance of the Equity Linked Securities. The Equity Linked Securities have been approved by the SGX-ST to be listed and quoted on the Official List of the SGX-ST. For further details, please refer to the section headed "Other Information About Our Financial Performance" in this annual report.

Save as disclosed above and in the section headed "2020 Share Incentive Plan" in this annual report, no equity-linked agreement was entered into by the Group or existed during the Reporting Period.

物業、廠房及設備

本集團於報告期的物業、廠房及設備變動的詳情載於綜合財務報表附註11。

於報告期，本公司的物業概無持作開發及／或出售或作投資目的。

已發行股本及股份

本公司於報告期的股本變動的詳情載於本年報綜合財務報表附註26及附註34以及「其他資料－購買、出售或贖回本公司的上市證券」一節。

充足公眾持股量

根據本公司可獲得的公開資料及據董事所知，截至本年報日期，本公司維持《上市規則》規定的公眾持股量百分比。

捐贈

於報告期，本集團作出慈善捐贈約人民幣3.0百萬元。

已發行債券

於報告期，本集團並無發行任何債券。

股票掛鈎協議

於2025年1月，本公司與瑞銀集團香港分行及香港上海滙豐銀行有限公司就本公司發行股票掛鈎證券訂立認購協議。股票掛鈎證券已獲新交所批准於新交所正式名單上市及報價。有關進一步詳情，請參閱本年報「有關我們財務表現的其他資料」一節。

除上文及本年報「2020年股份激勵計劃」一節所披露者外，於報告期，本集團並無訂立或存在任何股票掛鈎協議。

DIVIDEND

On March 21, 2025, the Board approved the distribution of a final cash dividend in the amount of US$0.3268 per ADS or US$0.0817 per Share, which has been paid on April 17, 2025 for holders of Shares and April 23, 2025 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$101.3 million (RMB726.9 million at an exchange rate of RMB7.1760 to US$1.0000).

On August 21, 2025, the Board approved the distribution of an interim cash dividend in the amount of US$0.2896 per ADS or US$0.0724 per Share, which has been paid on September 16, 2025 for holders of Shares and September 19, 2025 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$88.9 million (RMB630.9 million at an exchange rate of RMB7.1636 to US$1.0000).

On March 31, 2026, the Board approved the distribution of a final cash dividend in the amount of US$0.3764 per ADS or US$0.0941 per Share, to holders of ADSs and Shares of record as of the close of business on April 20, 2026, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date for holders of Shares will be April 17, 2026 and the ex-dividend date for holders of ADSs will be April 20, 2026. The payment date is expected to be on April 29, 2026 for holders of Shares and around May 4, 2026 for holders of ADSs. The aggregate amount of cash dividend to be paid is approximately US$115.8 million (RMB809.7 million at an exchange rate of RMB6.9931 to US$1.0000), which is approximately 50% of the Company's adjusted net profit for the six months ended December 31, 2025 and will be distributed from additional paid-in capital and settled by a cash distribution.

PERMITTED INDEMNITY

Pursuant to Article 163 of the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them incurred or sustained, other than by reason of such Director's own dishonesty, wilful default or fraud, in or about the conduct of our Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently in force for the Reporting Period.

股息

於2025年3月21日，董事會批准派發末期現金股息，金額為每股美國存託股0.3268美元或每股股份0.0817美元，已於2025年4月17日向股份持有人及於2025年4月23日向美國存託股持有人派付。支付的現金股息總額約為101.3百萬美元（按人民幣7.1760元兌1.0000美元的匯率計算，為人民幣726.9百萬元）。

於2025年8月21日，董事會批准派發中期現金股息，金額為每股美國存託股0.2896美元或每股股份0.0724美元，已於2025年9月16日向股份持有人及於2025年9月19日向美國存託股持有人支付。支付的現金股息總額約為88.9百萬美元（按人民幣7.1636元兌1.0000美元的匯率計算，為人民幣630.9百萬元）。

於2026年3月31日，董事會批准向紐約時間及北京／香港時間2026年4月20日營業結束時登記在冊的美國存託股及股份持有人派發末期現金股息，金額為每股美國存託股0.3764美元或每股股份0.0941美元。股份持有人的除息日為2026年4月17日，而美國存託股持有人的除息日為2026年4月20日。股份持有人的派付日期預計為2026年4月29日，而美國存託股持有人的派付日期預計為2026年5月4日前後。支付的現金股息總額約為115.8百萬美元（按人民幣6.9931元兌1.0000美元的匯率計算，為人民幣809.7百萬元），約佔本公司截至2025年12月31日止六個月經調整淨利潤的50%，並由資本公積以現金的方式支付。

獲准許的彌償保證

根據組織章程細則第163條及在適用法律法規的規限下，所有董事因執行本公司業務或事務（包括因任何判斷錯誤所致）或因行使或履行其職責、權力、授權或酌情權而發生或遭受的所有訴訟、法律程序、成本、費用、開銷、損失、損害或責任（因該董事本身的不誠實、故意失職或欺詐行為所導致者除外），均應由本公司給予補償並確保其免受損失。當前有關董事利益的獲准許的彌償保證條文（定義見《公司條例》第469條）於報告期一直生效。

Directors' Report
董事會報告

RESERVES

Details of movements in the reserves of the Group and the Company during the Reporting Period are set out in the consolidated statement of changes in equity on pages 108 to 109 and in Note 34 to the consolidated financial statements, respectively.

As of December 31, 2025, the Company had distributable reserve of RMB2,041.8 million.

LOANS AND BORROWINGS

As of December 31, 2025, the loans and borrowings of the Group was RMB7,166.4 million.

DIRECTORS' SERVICE CONTRACTS

Each of our Directors has entered into a service contract with our Company for an initial term of three years, subject to retirement as and when required under the Articles of Association. The term of appointment shall also be automatically renewed for successive periods of three years. Either party may terminate the contract by giving not less than 30 days' written notice.

Each of our independent non-executive Directors entered into an amended and restated director agreement with our Company for an initial term of three years, subject to retirement as and when required under the Articles of Association. The term of appointment shall also be automatically renewed for successive periods of three years. Either party may terminate the agreement by giving not less than 30 days' written notice, or such shorter period as the parties may agree upon.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with any member of our Group other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

儲備

本集團及本公司於報告期的儲備變動詳情分別載於第108頁至第109頁綜合權益變動表及綜合財務報表附註34。

截至2025年12月31日,本公司的可分派儲備為人民幣2,041.8百萬元。

貸款及借款

截至2025年12月31日,本集團的貸款及借款為人民幣7,166.4百萬元。

董事的服務合約

本公司已與每位執行董事簽訂了服務合約,委任期限初步為期三年,惟須按組織章程細則規定退任。任期亦應於屆滿後自動續期三年。任何一方均可發出不少於30日的書面通知終止合約。

本公司已與每位獨立非執行董事簽訂了經修訂及重列的董事協議。委任期限初步為期三年,惟須按組織章程細則規定退任。任期亦應於屆滿後自動續期三年。任何一方均可發出不少於30日或雙方商定的更短期限的書面通知終止協議。

擬於本公司應屆股東週年大會上重選的董事概無與本集團任何成員公司訂立或擬訂立服務合約,惟將於一年內到期或可由僱主於一年內終止而毋須支付補償(法定補償除外)的合約除外。

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

None of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the Reporting Period.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

In compliance with the Corporate Governance Code, the Company has established the Compensation Committee to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

The Directors and the senior management personnel are eligible participants of 2020 Share Incentive Plan, details of which are set out in this annual report and Note 27 to the consolidated financial statements.

Details of the remuneration of the Directors, senior management and the five highest paid individuals are set out in Note 33, Note 37 and Note 38 to the consolidated financial statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

董事於重大交易、安排或合約的權益

於報告期，概無董事或任何與董事有關連的實體於本公司、其控股公司或其任何附屬公司或同系附屬公司所訂立的任何重大交易、安排或合約中直接或間接擁有重大權益。

董事薪酬及五名最高薪酬人士

本公司已根據《企業管治守則》成立薪酬委員會，以制定薪酬政策。

薪酬乃基於各董事及高級管理層人員的資格、職位及年資釐定及建議。獨立非執行董事的薪酬乃由董事會根據薪酬委員會的建議釐定。

董事及高級管理人員均為2020年股份激勵計劃的合資格參與者，其詳情載於本年報及綜合財務報表附註27。

董事、高級管理層及五名最高薪酬人士的薪酬詳情載於綜合財務報表附註33、附註37及附註38。

概無董事豁免或同意豁免任何薪酬，且本集團並無向任何董事支付酬金以作為其加入本集團時或加入後的入職獎勵或作為離職補償。

Directors' Report
董事會報告

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as disclosed in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the Reporting Period.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

AUDITORS

The consolidated financial statements of the Group as of 31 December, 2025 and for the year then ended have been audited by Ernst & Young.

KPMG has retired as the auditor of the Company with effect from upon expiration of their term of office at the conclusion of the annual general meeting of the Company held on June 12, 2025 (the "**2025 AGM**"). The Company, with the recommendation from the Audit Committee, proposed to appoint Ernst & Young and Ernst & Young Hua Ming LLP as the Company's new auditors for a term up to the conclusion of the next annual general meeting of the Company and which was approved by our shareholders in the 2025 AGM.

For further information on the change of auditors, please refer to the announcement of the Company and the circular for the 2025 AGM to Shareholders dated April 24, 2025, and poll results announcement dated June 12, 2025.

與控股股東訂立的合約

除本年報所披露者外，於報告期內，本公司或其任何附屬公司概無與控股股東或其任何附屬公司訂立任何重大合約或重大服務合約。

管理合約

於報告期內，並無訂立或存續任何有關本公司全部或主要部分業務的管理及行政的合約。

核數師

本集團截至2025年12月31日及截至該日止年度的綜合財務報表已經安永會計師事務所審計。

畢馬威會計師事務所已自於2025年6月12日舉行的本公司股東週年大會（「**2025年股東週年大會**」）結束時任期屆滿後退任本公司核數師。經審核委員會建議，本公司建議委任安永會計師事務所及安永華明會計師事務所（特殊普通合夥）為本公司的新核數師，任期至本公司下屆股東週年大會結束為止，並於2025年股東週年大會上獲股東批准。

有關更換核數師的進一步資料，請參閱本公司日期為2025年4月24日的公告及致股東的2025年股東週年大會通函，以及日期為2025年6月12日的投票結果公告。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

CONTROLLING SHAREHOLDERS' AND DIRECTORS' COMPETING BUSINESS

Each of our Controlling Shareholders and Directors confirms that during the Reporting period, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.

By order of the Board
Mr. YE Guofu
Executive Director and Chairman

Hong Kong
April 24, 2026

董事收購股份或債權證的權利

除本年報所披露者外，於報告期內的任何時間，本公司或其任何附屬公司、同系附屬公司或其控股公司並無作為任何安排的一方，以使董事可通過購買本公司或任何其他法人團體的股份或債權證獲得利益，而董事或其各自的配偶或十八歲以下的子女概無擁有任何認購本公司或任何其他法人團體的股本或債務證券的權利，亦未曾行使任何此等權利。

控股股東及董事於競爭業務的權益

各控股股東及董事確認，於報告期內，其並無於直接或間接與我們的業務構成重大競爭或可能構成競爭且根據《上市規則》第8.10條須予披露的業務中擁有任何權益。

承董事會命
執行董事兼主席
葉國富先生

香港
2026年4月24

Directors and Senior Management
董事及高級管理層

DIRECTORS

Executive Director

Mr. YE Guofu (葉國富), aged 48, has served as a director since January 2020 and was re-designated as an executive Director with effect from the Listing Date. Mr. Ye is our founder and has served as the chairman of the Board and the chief executive officer of our Company since February 2020. Mr. Ye is responsible for the overall strategy, business development and management of our Group.

Mr. Ye founded MINISO Corporation, the predecessor of our Group, in August 2009 and has since then served as the chief executive officer of MINISO Corporation until August 2018. After MINISO Guangzhou, our PRC holding entity before we established our offshore holding structure, was established in October 2017, Mr. Ye has since then been serving as a director and the general manager of MINISO Guangzhou. Mr. Ye accumulated immense mastery in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China.

Mr. Ye has also served as a director of Yonghui (SSE: 601933) since March 2025.

Mr. Ye received his junior college diploma in economic management from Zhongnan University of Economics and Law in China in July 2001.

董事

執行董事

葉國富先生，48歲，自2020年1月起擔任董事，並自上市日期起獲調任為執行董事。葉先生為我們的創始人，並自2020年2月起擔任董事會主席兼本公司首席執行官。葉先生負責本集團的整體戰略、業務發展及管理。

於2009年8月，葉先生創立名創優品股份有限公司（本集團的前身），其後直至2018年8月一直擔任名創優品股份有限公司的首席執行官。在我們建立離岸控股結構之前的中國控股實體名創廣州於2017年10月成立後，葉先生一直擔任名創廣州的董事兼總經理。葉先生在中國經濟轉型期積累了深厚的潮流的時尚品味，並通過捕捉社會優質消費升級的契機，將新的商業模式引進中國市場。

葉先生自2025年3月起擔任永輝（上交所：601933）的董事。

葉先生於2001年7月在中國取得中南財經政法大學經濟管理大專文憑。

Independent Non-Executive Directors

Ms. XU Lili (徐黎黎), aged 44, has served as our independent director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Ms. Xu has served as an independent director of Yalla Group Limited (NYSE: YALA), a social networking and entertainment platform company listed on the NYSE, since February 2021, an independent director of WEILONG Delicious Global Holdings Ltd. (HKEX: 9985), a snack food company listed on the Main Board of HKEX, since April 2021, and an independent director of PATEO CONNECT Technology (Shanghai) Corporation (HKEX: 2889), a company listed on the Main Board of HKEX and engaged in smart cockpit solutions in China, since September 2025. In addition, Ms. Xu has served as the chief financial officer of ClouDr Group Limited (HKEX: 9955), a chronic condition management solution provider in China, since October 2020. Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEX: 6100), a company engaging in the provision of a variety of talent acquisition services to individual, businesses and head hunters listed on the Main Board of the HKEX, from March 2014 to September 2020 and an executive director from March 2018 to September 2020. Prior to that, Ms. Xu held various positions at General Electric Company (NYSE: GE), a high-tech industrial company listed on the NYSE, including as the chief financial officer of GE Power Generation Services China, from January 2005 to March 2014.

Ms. Xu received a bachelor's degree in international business from Nanjing University in China in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in the United Kingdom in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States since June 2012.

獨立非執行董事

徐黎黎女士，44歲，自2020年10月起擔任獨立董事，並自上市日期起獲調任為獨立非執行董事。

徐女士自2021年2月起擔任Yalla Group Limited（一家在紐交所上市的社交網絡及娛樂平台公司，紐交所：YALA）的獨立董事，自2021年4月起擔任衛龍美味全球控股有限公司（一家於聯交所主板上市的休閒食品公司，聯交所：9985）的獨立董事，自2025年9月起擔任博泰車聯網科技（上海）股份有限公司（一家於聯交所主板上市，在中國從事智能駕駛艙解決方案業務的公司，聯交所：2889）的獨立董事。此外，徐女士自2020年10月起擔任智雲健康科技集團（一家位於中國的慢性病管理解決方案供應商，聯交所：9955）的首席財務官。此前，徐女士於2014年3月至2020年9月擔任同道獵聘集團（一家於聯交所主板上市的公司，從事向個人、企業及獵頭公司提供多種人才招募服務，聯交所：6100）的首席財務官，並於2018年3月至2020年9月擔任執行董事。此前，徐女士曾於2005年1月至2014年3月在通用電氣公司（一家在紐交所上市的高科技工業公司，紐交所：GE）擔任多個職位，包括擔任GE Power Generation Services China的首席財務官。

徐女士於2003年6月獲得中國南京大學國際商務學士學位，並於2004年11月獲得英國倫敦政治經濟學院地方經濟發展理學碩士學位。徐女士自2012年6月起成為美國華盛頓州會計委員會的註冊會計師。

Directors and Senior Management
董事及高級管理層

Mr. ZHU Yonghua (朱擁華), aged 45, has served as our independent director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

朱擁華先生，45歲，自2020年10月起擔任獨立董事，並自上市日期起獲調任為獨立非執行董事。

Mr. Zhu has been the founding partner of Long-Z (formerly Meituan DragonBall Capital), a venture capital fund, since January 2017 in charge of the overall investment of Long-Z and a vice president of Meituan (HKEX: 3690) (formerly Meituan Dianping). Mr. Zhu served as an executive director of the department of investment in modern agriculture and food at Legend Holdings Corporation (HKEX: 3396), a leading industrial investment and operations company in China listed on the Main Board of the HKEX, from November 2014 to December 2016. Mr. Zhu worked at Tiantu Capital, an investment management company, from July 2007 to October 2014 including as a partner from December 2013 to October 2014.

朱先生自2017年1月起成為風險投資基金Long-Z（前稱美团龍珠資本）的創始合夥人，負責Long-Z的整體投資，並擔任美团（聯交所：3690）（前稱美团點評）的副總裁。朱先生於2014年11月至2016年12月擔任聯想控股股份有限公司（一家於聯交所主板上市的中國領先產業投資及運營公司，聯交所：3396）現代農業及食品投資部執行董事。朱先生於2007年7月至2014年10月任職於投資管理公司天圖投資，其中於2013年12月至2014年10月擔任合夥人。

Mr. Zhu received a master's degree in finance from Newcastle University in the United Kingdom in December 2005.

朱先生於2005年12月獲得英國紐卡斯爾大學金融碩士學位。

Mr. WANG Yongping (王永平), aged 57, has served as our independent director since November 2021 and was re-designated as an independent non-executive Director with effect from the Listing Date.

王永平先生，57歲，自2021年11月起擔任我們的獨立董事，並自上市日期起獲調任為獨立非執行董事。

Mr. Wang has served as the president of China Commercial Real Estate Association since August 2016 and as a vice chairman of the Commerce Economy Association of China since April 2018. Mr. Wang has also served as an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEX: 0606), a China-based investment holding company that mainly provides integrated property management services listed on the Main Board of the HKEX, since June 2021, and an independent director of NanJi E-Commerce Co., Ltd. (SZSE: 002127), a China-based company providing integrated brand services, distributor brand authorization services and mobile internet marketing business and listed on the SZSE, since September 2024, and a director of Yonghui (SSE: 601933) since March 2025. From April 2017 to May 2020 and from May 2023 to August 2025, he served as an independent director of Winner Technology Co., Ltd. (SZSE: 300609), a China-based company principally engaged in offline consumer behavior data analysis and listed on the SZSE. From December 2019 to December 2025, he also served as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 0785), a China-based company engaging in investment, development, merchandize distributorship, marketing and service of the home building material industry and listed on the SZSE.

王先生自2016年8月起擔任全聯房地產商會商業地產工作委員會會長，且自2018年4月起擔任中國商業經濟學會副會長。自2021年6月起，王先生亦擔任中駿商管智慧服務控股有限公司（一家於聯交所主板上市的中國投資控股公司，主要提供綜合物業管理服務，聯交所：0606）的獨立非執行董事，自2024年9月起擔任南極電商股份有限公司（一家於深交所上市的中國公司，提供綜合品牌服務，分銷商品牌授權服務及移動互聯網營銷業務，深交所：002127）的獨立董事，並自2025年3月起擔任永輝（上交所：601933）的董事。自2017年4月至2020年5月及2023年5月至2025年8月，他擔任匯納科技股份有限公司（一家於深交所上市的從事線下消費者行為數據線上分析的中國公司，深交所：300609）的獨立董事。自2019年12月至2025年12月，其亦擔任居然之家新零售集團股份有限公司（一家在深交所上市、從事家居建材行業的投資、開發、商品代理、市場銷售及服務的中國公司，深交所：0785）的獨立董事。

Mr. Wang was an independent director of Shanghai Youyouto Investment Development Co., Ltd. ("**Shanghai Youyouto**"), a limited liability company established in the PRC principally engaged in the operation of children's indoor amusement park, from March 2016 to March 2019, where he was primarily responsible for providing independent advice on its operations and management. Shanghai Youyouto was declared bankrupt on December 22, 2020 and the liquidation proceedings were subsequently concluded on June 8, 2023. Mr. Wang confirmed that he was not involved in the management and operation of the business of Shanghai Youyouto. During his directorship with Shanghai Youyouto, Mr. Wang attended the meetings of Shanghai Youyouto as its independent director whenever notified and had reviewed meeting proposals and resolutions provided to him in relation to the composition of the board of directors, appointment of new directors and amendment of Shanghai Youyouto's articles of association. Mr. Wang confirmed that he had not breached his fiduciary duties and duties of due diligence during his directorship with Shanghai Youyouto. Mr. Wang further confirmed that to the best of his knowledge and belief, as of the Latest Practicable Date, no claims had been made against him and he was not aware of any threatened or potential claims made against him and there are no outstanding claims and/or liabilities as a result of the liquidation of Shanghai Youyouto.

Before joining our Group, Mr. Wang held various senior management positions in several national commercial real estate institutions. Mr. Wang served as an executive vice secretary-general, vice chairman and secretary-general at China Federation of Urban Commercial Outlets Construction Administration from November 2003 to July 2010. Mr. Wang also served as an executive editor-in-chief and editor-in-chief at Journal of Commercial Economics from May 2002 to September 2018 and as a reporter and a chief reporter, mainly responsible for business news gathering and editing at China Business Herald from September 1990 to April 2002.

Mr. Wang received his bachelor's degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University) in China in July 1990.

自2016年3月至2019年3月，王先生擔任上海悠游堂投資發展股份有限公司（「**上海悠游堂**」）（一家在中國成立的有限公司，主要從事兒童室內遊樂園的運營）的獨立董事，主要負責為該公司的運營和管理提供獨立意見。上海悠游堂於2020年12月22日宣告破產，清盤程序其後於2023年6月8日結束。王先生確認其並未涉及上海悠游堂的業務管理及運營。在擔任上海悠游堂董事期間，王先生作為獨立董事按通知出席上海悠游堂的會議，並已審閱所收到的有關董事會組成、委任新董事及修訂上海悠游堂組織章程細則的會議議案及決議。王先生確認在其擔任上海悠游堂董事期間，並未違反其受信責任及盡職調查職責。王先生進一步確認，據其所深知及確信，截至最後實際可行日期，概無對其提出的申索，亦未知悉任何對其提出的威脅或潛在申索，且無因上海悠游堂清盤而引致的待決申索及／或法律責任。

在加入本集團之前，王先生曾在多個全國性商業地產機構擔任高級管理職位。自2003年11月至2010年7月，王先生於中國城市商業網點建設管理聯合會先後擔任執行副秘書長、副會長兼秘書長。自2002年5月至2018年9月，王先生還擔任《商業經濟研究》雜誌社的執行總編輯兼總編輯；自1990年9月至2002年4月，王先生先後擔任《中國商報》的記者和主任記者，主要負責商業新聞採編工作。

王先生於1990年7月在中國獲得杭州商學院（現為浙江工商大學）的經濟學學士學位。

Directors and Senior Management
董事及高級管理層

SENIOR MANAGEMENT

Our senior management team comprises Mr. YE Guofu, an executive Director, Ms. YANG Yunyun and Mr. ZHANG Jingjing.

Mr. YE Guofu (葉國富) See "－Executive Director" for the biography of Mr. YE Guofu.

Ms. YANG Yunyun (楊雲雲), aged 49, has served as a vice president of our Company since February 2020. Ms. Yang is responsible for the risk management and internal controls of our operations.

Ms. Yang has been serving as a director of MINISO Corporation since August 2009 and served as an executive vice president of the risk management center of MINISO Corporation from September 2009 to August 2018. After MINISO Guangzhou was established, Ms. Yang has served as an executive vice president of MINISO Guangzhou in charge of risk management since August 2018 and served as a director of MINISO Guangzhou from December 2018 to March 2020.

Ms. Yang completed a specialist online course on mental health education at Beijing Normal University in July 2020.

Mr. ZHANG Jingjing (張靖京), aged 39, has served as the chief financial officer and vice president of our Company since January 2023. Prior to his promotion as the chief financial officer, Mr. Zhang served as the vice president of capital markets of our Company from September 2022, in charge of our Company's capital markets matters, including investor relations, strategic investment and acquisitions, as well as corporate strategy and treasury. Mr. Zhang joined us in January 2021 as the director of capital markets. Mr. Zhang has over 14 years of experience in capital markets. He started his career in auditing at PricewaterhouseCoopers, after which he served in various roles mainly in capital markets in the U.S., Hong Kong and China A share markets, including Qutoutiao Inc. (NASDAQ: QTT) and Weibo Corp. (NASDAQ: WB). Mr. Zhang has served as a director of Yonghui (SSE: 601933) since March 2025. Mr. Zhang received his dual bachelor degrees in World History and Business Administration from Nankai University in June 2011 and graduated from the finance executive program of China Europe International Business School in 2025. Mr. Zhang is a Chartered Financial Analyst and a non-practicing member of the Chinese Institute of Certified Public Accountants.

高級管理層

我們的高級管理團隊包括執行董事葉國富先生、楊雲雲女士及張靖京先生。

葉國富先生，有關葉國富先生的履歷，請參閱「－執行董事」。

楊雲雲女士，49歲，自2020年2月擔任本公司副總裁。楊女士負責本集團營運的風險管理及內控工作。

楊女士自2009年8月起一直擔任名創優品股份有限公司的董事，並於2009年9月至2018年8月擔任名創優品股份有限公司風險管理中心的執行副總裁。名創廣州成立後，楊女士自2018年8月擔任名創廣州的執行副總裁，負責風險管理，並於2018年12月至2020年3月擔任名創廣州的董事。

楊女士於2020年7月完成北京師範大學心理健康教育專業在線課程。

張靖京先生，39歲，自2023年1月起擔任本公司的首席財務官兼副總裁。在晉升為首席財務官之前，張先生自2022年9月起擔任本公司資本市場副總裁，負責本公司的資本市場事務，包括投資者關係、戰略投資和收購、企業戰略和資金管理。張先生於2021年1月加入我們，擔任資本市場總監。張先生在資本市場擁有逾14年的經驗。他的職業生涯始於普華永道會計事務所從事審計工作。之後主要於美國、香港及中國A股市場的資本市場擔任過各種職務，其中包括趣頭條公司(NASDAQ：QTT)和微博股份有限公司(NASDAQ：WB)。張先生自2025年3月起擔任永輝(上交所：601933)的董事。張先生於2011年6月畢業於南開大學，獲世界史和工商管理雙學位，2025年畢業於中歐國際工商學院金融管理項目。張先生是一名特許金融分析師和中國註冊會計師協會的非執業會員。

JOINT COMPANY SECRETARIES

Our joint company secretaries are Mr. ZHANG Jingjing and Ms. WONG Hoi Ting.

Mr. ZHANG Jingjing (張靖京) See "Senior Management" for the biography of Mr. ZHANG Jingjing.

Ms. WONG Hoi Ting (黃凱婷) has been appointed as a joint company secretary with effect from the Listing Date. Ms. Wong is a manager of the listing services department of TMF Hong Kong Limited, responsible for providing corporate secretarial and compliance services to listed companies. She has over ten years of experience in the corporate secretarial field. Ms. Wong is an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. Ms. Wong holds a bachelor of social sciences from Lingnan University in Hong Kong in October 2009 and a master of science in professional accounting and corporate governance from City University of Hong Kong in Hong Kong in July 2014.

CHANGES TO DIRECTORS' INFORMATION

Save as disclosed in this annual report, there were no changes in information of Directors of the Company that are required to be disclosed pursuant to Rule 13.51(B)(1) of the Listing Rules.

CONFIRMATION OF INDEPENDENCE

We have received from each independent non-executive Director an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules, and our Board considers each of them independent.

聯席公司秘書

張靖京先生及黃凱婷女士為我們的聯席公司秘書。

張靖京先生，有關張靖京先生的履歷，請參閱「高級管理層」。

黃凱婷女士自上市日期起獲委任為聯席公司秘書。黃女士是達盟香港有限公司上市服務部的經理，負責為上市公司提供公司秘書及合規服務。其於公司秘書領域擁有逾十年經驗。黃女士是香港公司治理公會和英國特許公司治理公會的會員。黃女士於2009年10月獲得香港嶺南大學社會科學學士學位，並於2014年7月獲得香港城市大學專業會計與企業治理理學碩士學位。

董事資料變動

除本年報披露者外，概無須根據《上市規則》第13.51(B)(1)條披露的本公司董事的資料變動。

獨立性確認

我們已接獲各獨立非執行董事根據《上市規則》第3.13條提交的關於其獨立性的年度確認書，且董事會認為彼等各自獨立。

Corporate Governance Report
企業管治報告

The Board is pleased to present the Corporate Governance Report of the Company for the Reporting Period.

董事會欣然呈列本公司於報告期的企業管治報告。

CORPORATE GOVERNANCE

The Group is committed to upholding and implementing the highest standards of corporate governance to safeguard the interests of the Shareholders and enhance its value and accountability.

Save as disclosed in this annual report, the Company has complied with all the applicable code provisions as set out under Part 2 of the Corporate Governance Code during the Reporting Period. The Group will continue to review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code.

企業管治

本集團致力於維持及實施最高標準的企業管治，以保障股東權益及提升其價值及責任。

除本年報所披露者外，於報告期，本公司已遵守《企業管治守則》第二部分所載的所有適用守則條文。本集團將繼續檢討及監察其企業管治常規，以確保符合《企業管治守則》。

BOARD OF DIRECTORS

Responsibilities

The Board is responsible for the overall leadership of the Group, oversees the Group's strategic decisions and monitors business and performance. The Board has delegated the authority and responsibility for day-to-day management and operation of the Group to the senior management of the Group. To oversee particular aspects of the Company's affairs, the Board has established three Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee (together, the "**Board Committees**"). The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

All Directors shall ensure that they carry out their duties in good faith, in compliance with applicable laws and regulations, and in the interests of the Company and Shareholders at all times.

The Company has arranged appropriate liability insurance for the Directors during the Reporting Period and will review the coverage of the insurance annually.

董事會
責任

董事會負責本集團的整體領導、監督本集團的戰略決策以及監察業務及表現。董事會已授權本集團高級管理層負責本集團的日常管理及營運。為監督本公司特定方面的事務，董事會已成立三個董事委員會，包括審計委員會、薪酬委員會以及提名及企業管治委員會（統稱「**董事委員會**」）。董事會已向董事委員會轉授其各自職權範圍所載的責任。

全體董事須確保彼等本着真誠、遵守適用法律及法規以及於任何時候符合本公司及股東利益的方式履行職責。

本公司於報告期已為董事安排了適當的責任保險，並將每年檢討保險的覆蓋範圍。

BOARD COMPOSITION

As at the date of this annual report, the Board comprised one executive Director and three independent non-executive Directors.

During the Reporting Period and up to the Latest Practicable Date, the Board comprised the following Directors:

Executive Director

Mr. YE Guofu *(Chairman and Chief Executive Officer)*

Independent Non-executive Directors

Ms. XU Lili
Mr. ZHU Yonghua
Mr. WANG Yongping

The biographies of the Directors are set out under the section headed "Directors and Senior Management" on pages 52 to 57 in this annual report.

The Board has met the requirements of Rules 3.10(1) and 3.10(2) of the Listing Rules relating to the appointment of at least three independent non-executive directors with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company has also complied with Rule 3.10A of the Listing Rules, which relates to the appointment of independent non-executive directors representing at least one-third of the Board.

Each of the independent non-executive Directors has confirmed his/her independence pursuant to Rule 3.13 of the Listing Rules and the Company considers each of them to be independent.

None of the Directors has any personal relationship (including financial, business, family or other material/relevant relationship) with any other Directors or any chief executive.

All Directors, including the independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and expertise to the Board for its efficient and effective functioning. Independent non-executive Directors are invited to serve on the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

董事會組成

於本年報日期，董事會由一名執行董事及三名獨立非執行董事組成。

於報告期內及直至最後實際可行日期，董事會由以下董事組成：

執行董事

葉國富先生*（主席兼首席執行官）*

獨立非執行董事

徐黎黎女士
朱擁華先生
王永平先生

董事履歷載於本年報第52至57頁「董事及高級管理層」一節。

董事會已遵守《上市規則》第3.10(1)及3.10(2)條有關委任至少三名獨立非執行董事的規定，其中至少有一名獨立非執行董事須擁有適當的專業資格或會計或相關財務管理專業知識。

本公司亦已遵守《上市規則》第3.10A條有關委任佔董事會成員人數至少三分之一的獨立非執行董事的規定。

各獨立非執行董事均已根據《上市規則》第3.13條確認其獨立性，本公司認為彼等均為獨立人士。

概無董事與任何其他董事或任何主要行政人員有任何個人關係（包括財務、業務、家族或其他重大／相關關係）。

包括獨立非執行董事在內的全體董事都為董事會帶來了廣泛而寶貴的業務經驗、知識及專長，使董事會能夠高效及有效地運作。獨立非執行董事已獲邀加入審計委員會、薪酬委員會以及提名及企業管治委員會。

Corporate Governance Report
企業管治報告

As regards the code provision under the Corporate Governance Code requiring directors to disclose the number and nature of offices held in public companies or organizations and other significant commitments as well as their identity and the time involved to the issuer, the Directors have agreed to disclose their commitments to the Company in a timely manner.

鑒於《企業管治守則》的守則條文要求董事向發行人披露彼等於公眾公司或組織擔任職位的數目及性質以及其他重大承擔，以及彼等的身份及任職的時間，董事已同意及時向本公司披露彼等的承擔。

INDUCTION AND CONTINUOUS PROFESSIONAL DEVELOPMENT

入職培訓及持續專業發展

All newly appointed Directors will be provided with necessary induction training and information to ensure that they have a proper understanding of the Company's operations and businesses as well as their responsibilities under relevant statutes, laws, rules and regulations. The Company also arranges regular seminars to provide all Directors with updates on the latest development and changes in the Listing Rules and other relevant legal and regulatory requirements from time to time. The Directors are also provided with regular updates on the Company's performance, position and prospects to enable the Board as a whole and each Director to discharge their duties.

所有新委任的董事將獲提供必要的入職培訓及資料，以確保彼等對本公司的營運及業務以及彼等於相關法規、法例、規則及規例下的責任有適當程度的了解。本公司亦定期安排研討會，不時向全體董事提供《上市規則》及其他相關法律及監管規定最新發展及變動的最新資料。董事亦定期獲提供有關本公司表現、狀況及前景的最新資料，以便董事會整體及各董事履行其職責。

The Company encourages all Directors to participate in professional development to develop and refresh their knowledge and skills. The joint company secretaries of the Company update and provide the Directors with written training materials in relation to their roles, functions and duties from time to time.

本公司鼓勵所有董事參與專業發展，以發展及更新其知識及技能。本公司聯席公司秘書不時更新及向董事提供有關其角色、職能及職責的書面培訓材料。

Based on the information provided by the Directors, a summary of training received by the Directors during the Reporting Period is set out below:

根據董事提供的資料，董事於報告期接受的培訓概要載列如下：

Name of Director 董事姓名	Nature of trainings attended 所參加培訓的性質
Mr. YE Guofu 葉國富先生	A, B, C and D A、B、C及D
Ms. XU Lili 徐黎黎女士	A, B, C and D A、B、C及D
Mr. ZHU Yonghua 朱擁華先生	A, B, C and D A、B、C及D
Mr. WANG Yongping 王永平先生	A, B, C and D A、B、C及D

Notes:

A: attending seminars and/or conferences and/or forums and/or briefings

B: making speeches at seminars and/or conferences and/or forums

C: participating in training provided by law firms and that relating to the business of the Company

D: reading materials on various topics, including corporate governance matters, directors' duties and responsibilities, Listing Rules and other relevant laws

附註：

A: 出席研討會及／或會議及／或論壇及／或簡報

B: 於研討會及／或會議及／或論壇致辭

C: 參加律師事務所提供有關本公司業務的培訓

D: 閱讀各種主題的材料，包括企業管治事宜、董事職責及責任、《上市規則》及其他相關法律

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

主席兼首席執行官

《企業管治守則》的守則條文第C.2.1條建議（但並無規定）董事會主席與行政總裁的角色應有區分且不應由同一人兼任。

本公司偏離該守則條文，因為我們並無單獨的主席與首席執行官，葉先生現兼任本公司這兩個職務。葉先生為我們的創始人，深諳我們的業務營運及管理。董事會認為，主席與首席執行官由同一人士兼任可確保本集團內部的一致領導，並使本集團的整體戰略規劃更為有效及高效。董事會認為現時的安排並不會損害權力及權責的平衡，而此結構將確保本公司迅速及有效地作出及執行決定。董事會將在考慮本集團的整體情況後，適時繼續審議及考慮區分董事會主席與本公司首席執行官的職責。

Corporate Governance Report
企業管治報告

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The executive Director entered into a service contract with our Company on June 26, 2022. The term of appointment is for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). The term of appointment shall also be automatically renewed for successive periods of three years. Either party may terminate the contract by giving not less than 30 days' written notice.

Each of the independent non-executive Directors entered into an amended and restated director agreement with our Company on June 26, 2022. The term of appointment is for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). The term of appointment shall also be automatically renewed for successive periods of three years. Either party may terminate the agreement by giving not less than 30 days' written notice, or such shorter period as the parties may agree upon.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service agreement with the Company or any of its subsidiaries which is not determinable by the employer within one year without the payment of compensation (other than statutory compensation).

The Articles of Association provide that the Company may by ordinary resolution appoint any person to be a Director or remove any Director (including a managing Director or other executive Director) before the expiration of his or her term of office. In addition, the Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting. An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expired shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

委任及重選董事

執行董事已於2022年6月26日與本公司訂立服務合同。委任期限自上市日期起初步為期三年，或直至上市日期後本公司第三屆股東週年大會（以較早者為準）（惟須按組織章程細則規定退任）。任期屆滿亦將自動續期三年。任何一方均可透過發出不少於30日的書面通知終止合同。

各獨立非執行董事於2022年6月26日與本公司訂立經修訂及重列的董事協議。委任期限自上市日期起初步為期三年，或直至上市日期後本公司第三屆股東週年大會（以較早者為準）（惟須按組織章程細則規定退任）。任期屆滿亦將自動續期三年。任何一方均可透過發出不少於30日（或訂約方可能協定的較短期間）的書面通知終止協議。

擬於本公司應屆股東週年大會上膺選連任的董事概無與本公司或其任何附屬公司訂立或擬訂立不可由僱主於一年內終止而無須支付補償（法定補償除外）的服務協議。

組織章程細則規定，本公司可通過普通決議案委任任何人士出任董事或在任何董事（包括董事總經理或其他執行董事）任期屆滿前將其罷免。此外，董事會可透過出席董事會會議並於會上投票的其餘董事的簡單大多數贊成票委任任何人士為董事，以填補董事會臨時空缺或作為現有董事會新增成員。按上述方式委任的任何董事任期僅至其獲委任後本公司首屆股東週年大會為止，屆時將符合資格於該大會上膺選連任。董事的委任可按本公司與董事訂立的書面協議（如有）中規定的條款進行，即董事須於下屆或其後舉行的股東週年大會或在任何特定事件或任何特定期間後自動退任（除非其已提早離任）；但如無明文規定，則不得暗示該條款。任期屆滿的各董事均合資格於股東大會上膺選連任或由董事會重新委任。

The procedures and process of appointment, re-election and removal of Directors are set out in the Articles of Association. The Nominating and Corporate Governance Committee is responsible for reviewing the Board composition, and for making recommendations to the Board on the appointment, re-appointment of Directors and succession plans for the Directors.

委任、重選及罷免董事的程序及過程載於組織章程細則。提名及企業管治委員會負責檢討董事會組成，並就董事的委任、重新委任及董事繼任計劃向董事會提出建議。

BOARD MEETINGS

The Company adopts the practice of holding Board meetings regularly, at least four times a year, and at approximately quarterly intervals. Notices of not less than 14 days are given for all regular Board meetings to provide all Directors with an opportunity to attend and include matters in the agenda for a regular meeting.

For other Board meetings and Board Committee meetings, reasonable notice is generally given by the Company. The agenda and accompanying meeting papers are provided to the Directors or Board Committee members at least three days before the Board meetings or Board Committee meetings to ensure that the Directors have sufficient time to review the papers and be adequately prepared for the Board meetings or Board Committee meetings. When Directors or Board Committee members are unable to attend a meeting, they will be advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting. Minutes of meetings are kept by the joint company secretaries with copies circulated to all Directors for information and records.

Minutes of the Board meetings and Board Committee meetings are recorded in sufficient detail on the matters considered by the Board and the Board Committees and the decisions reached, including any concerns raised by the Directors. Draft minutes of each Board meeting and Board Committee meeting are sent to the Directors for comments within a reasonable time after the date on which the meeting is held. The minutes of the Board meetings are open for inspection by all Directors.

董事會會議

本公司採納定期舉行董事會會議的慣例，每年至少舉行四次會議，大約每季舉行一次。本公司就所有定期董事會會議發出不少於14日的通知，以向全體董事提供機會出席定期會議並將有關事項納入議程。

就其他董事會會議及董事委員會會議而言，本公司一般會發出合理通知。議程及隨附會議文件於董事會會議或董事委員會會議舉行前至少三天提供予董事或董事委員會成員，以確保董事有充足時間審閱有關文件及充分準備出席董事會會議或董事委員會會議。倘董事或董事委員會成員未能出席會議，則彼等會獲悉將予討論的事宜，並有機會於會議召開前知會主席有關彼等的意見。會議記錄由聯席公司秘書保存，副本將於全體董事間傳閱，以供參考及記錄。

董事會會議及董事委員會會議的會議記錄會充足詳盡記錄董事會及董事委員會所考慮的事項及所達致的決定，包括董事提出的任何關注。各董事會會議及董事委員會會議的會議記錄草擬本將於會議舉行當日後的合理時間內寄送至各董事，以供彼等提出意見。董事會會議記錄可供全體董事查閱。

Corporate Governance Report
企業管治報告

During the Reporting Period, four Board meetings, one annual general meeting and one extraordinary general meeting were held. Details of the Directors' attendance in Board meetings, Board Committee meetings and general meetings are set out below:

於報告期，舉行了四次董事會會議、一次股東週年大會及一次股東特別大會。董事出席董事會會議、董事委員會會議及股東大會的詳情載列如下：

Name of Director 董事姓名	Number of meeting(s) attended/Number of meeting(s) held 出席會議次數／舉行會議次數				
	Board meetings 董事會會議	Audit Committee meetings 審計委員會會議	Compensation Committee meeting 薪酬委員會會議	Nominating and Corporate Governance Committee meeting 提名及企業管治委員會會議	General meetings 股東大會
Mr. YE Guofu 葉國富先生	4/4	N/A 不適用	2/2	2/2	2/2
Ms. XU Lili 徐黎黎女士	4/4	4/4	2/2	2/2	2/2
Mr. ZHU Yonghua 朱擁華先生	4/4	4/4	2/2	2/2	2/2
Mr. WANG Yongping 王永平先生	4/4	4/4	2/2	2/2	2/2

Apart from regular Board meetings, the Chairman of the Board also holds meetings with the independent non-executive Directors without the presence of other Directors each year.

除定期董事會會議外，董事會主席亦每年在並無其他董事出席的情況下與獨立非執行董事舉行會議。

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made to all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the Reporting Period.

證券交易的標準守則

本公司已採納管理層證券交易政策（「**守則**」）（其條款不遜於標準守則）作為其自身證券交易的守則，以規管董事及相關僱員進行的所有本公司證券交易及守則載列的其他事宜。

經向全體董事作出具體查詢後，各董事確認彼於報告期一直遵守守則。

RESPONSIBILITIES AND DELEGATION BY THE BOARD

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning.

The day-to-day management, administration and operation of the Group are delegated to the senior management. The Board regularly reviews the functions and responsibilities delegated. The senior management needs to obtain approval from the Board prior to entering into any significant transactions.

The Board reserves the right to make decisions on all substantial affairs of the Company, including: to approve and oversee all policy and matters, overall strategy and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other major financial and operational issues.

The Company has adopted a policy to ensure independent views and inputs are available to the Board. The Directors may, at the Company's expense, seek independent professional advice, views and input as considered necessary to fulfill their responsibilities and in exercising independent judgement when making decisions in performing their duties according to such policy. The Board will review the implementation and effectiveness of such mechanism on an annual basis. The Board has reviewed the implementation and effectiveness of the Board independence mechanism for the Reporting Period and considered it to be effective.

The Directors are also encouraged to independently consult with the senior management of the Company.

董事會職責及授權

董事會為本公司的主要決策機構,負責監督本集團的業務、戰略決策及表現,並透過指導及監督本公司事務,共同負責促進本公司的成功。董事會客觀作出符合本公司利益的決策。全體董事(包括獨立非執行董事)為董事會帶來廣泛而寶貴的業務經驗、知識及專業精神,使其高效及有效地運作。

本集團的日常管理、行政及營運乃授權予高級管理層負責。董事會定期檢討所委派的職能及職責。高級管理層於訂立任何重大交易前須取得董事會批准。

董事會保留就本公司所有重大事宜作出決策的權利,包括:批准及監督所有政策及事宜、整體戰略及預算、內部監控及風險管理系統、重大交易(尤其是可能涉及利益衝突的交易)、財務資料、董事的委任及其他主要財務及營運事宜。

本公司已採納一項政策,以確保董事會能獲得獨立觀點及意見。董事可尋求其認為必要的獨立專業建議、觀點及意見以履行其職責,及於根據有關政策作出履行職責的決定時行使獨立判斷,費用由本公司承擔。董事會將每年檢討有關機制的實施及成效。董事會已檢討報告期董事會獨立機制的實施及成效,並認為其行之有效。

本公司亦鼓勵董事獨立諮詢本公司高級管理層。

Corporate Governance Report
企業管治報告

CORPORATE GOVERNANCE FUNCTION

The Board confirmed that corporate governance is a collective responsibility of the Directors and their corporate governance functions include:

(a) to review and monitor the Company's policies and practices in complying with legal and regulatory requirements;

(b) to review and monitor the training and continuous professional development of the Directors and senior management of the Company;

(c) to develop, review and monitor the code of conduct and compliance manual applicable to employees and the Directors;

(d) to develop and review the Company's policies and practices on corporate governance, and to make recommendations and report related issues to the Board;

(e) to review the Company's compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report; and

(f) to review and monitor the Company's compliance with the Company's reporting policies.

BOARD COMMITTEES

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

企業管治職能

董事會確認，企業管治為董事的共同責任，彼等的企業管治職能包括：

(a) 檢討及監察本公司在遵守法律及監管規定方面的政策及常規；

(b) 檢討及監察董事及本公司高級管理層的培訓及持續專業發展；

(c) 制定、檢討及監察僱員及董事適用的操守準則及合規手冊；

(d) 制定及檢討本公司的企業管治政策及常規，並向董事會提出建議及匯報相關事宜；

(e) 檢討本公司遵守《企業管治守則》的情況及在企業管治報告內的披露；及

(f) 檢討及監察本公司遵守公司報告政策的情況。

董事委員會

審計委員會

本公司已遵照《上市規則》第3.21條及《企業管治守則》成立審計委員會。

審計委員會由三位獨立非執行董事組成，即徐黎黎女士、朱擁華先生及王永平先生。徐黎黎女士擔任審計委員會主席，其具備《上市規則》第3.10(2)條所規定的適當資格。

The primary duties of the Audit Committee are:

(a) to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b) to review the adequacy and effectiveness of our internal control over financial reporting; and

(c) to review all related party transactions for potential conflict of interest situations and approve all such transactions.

The written terms of reference of the Audit Committee are available on the websites of the HKEX and the Company.

The Audit Committee convened four meetings during the Reporting Period to:

• review the financial results of the Company and its subsidiaries for the year ended December 31, 2024, and the audit report prepared by the external auditor;

• review the interim results of the Company and its subsidiaries for the six months ended June 30, 2025;

• review the quarterly results of the Company and its subsidiaries for the three months ended March 31, 2025 and September 30, 2025, respectively;

• review the financial reporting systems, internal control, and risk management systems and procedures; and recommend the Board on the change of external auditor; and

• discuss matters with respect to the accounting policies and practices adopted by the Company with senior management of the Company.

審計委員會的主要職責為：

(a) 監督我們財務報表的完整性以及我們是否遵守與我們的財務報表和會計事項有關的法律和監管要求；

(b) 檢討我們內部控制對財務報告的適當性及有效性；及

(c) 檢討所有關聯方交易是否存在潛在利益衝突情況和批准所有此類交易。

審計委員會的書面職權範圍可於聯交所及本公司網站查閱。

審計委員會於報告期召開四次會議，以此：

• 審閱本公司及附屬公司截至2024年12月31日止年度的財務業績，以及由外聘核數師編製的審計報告；

• 審閱本公司及附屬公司截至2025年6月30日止六個月的中期業績；

• 分別審閱本公司及附屬公司截至2025年3月31日及2025年9月30日止三個月的季度業績；

• 審閱財務申報系統、內部控制及風險管理系統及程序；及就更換外聘核數師向董事會推薦；及

• 與本公司高級管理層討論有關本公司採用的會計政策及常規事宜。

Corporate Governance Report
企業管治報告

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. ZHU Yonghua is the chairman of the Compensation Committee.

The primary duties of the Compensation Committee are:

(a) to review and make recommendations to the Board with respect to Directors' compensation;

(b) to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and

(c) to review and approve the compensation of our other executive officers and senior management.

The written terms of reference of the Compensation Committee are available on the websites of HKEX and the Company.

The Compensation Committee convened two meetings during the Reporting Period to:

• review the remuneration policy and package for the Directors and senior management of the Company and make recommendation to the Board;

• assess the performance of executive Directors and senior management of the Company; and

• review and approve matters relating to the share incentive plan adopted by the Company, including the grant of RSUs.

薪酬委員會

本公司已遵照《上市規則》第3.25條及《企業管治守則》成立薪酬委員會。

薪酬委員會由三位獨立非執行董事(即徐黎黎女士、朱擁華先生及王永平先生)以及一位執行董事(即葉先生)組成。朱擁華先生擔任薪酬委員會主席。

薪酬委員會的主要職責為：

(a) 檢討董事薪酬並就董事薪酬向董事會作出建議；

(b) 評估首席執行官及首席財務官的表現並檢討彼等的薪酬條款及向董事會作出建議；及

(c) 檢討和批准其他行政人員和高級管理層的薪酬。

薪酬委員會的書面職權範圍可於聯交所及本公司網站查閱。

薪酬委員會於報告期召開了兩次會議，以此：

• 審閱本公司薪酬政策及董事及高級管理層的待遇並向董事會提供意見；

• 評估執行董事及本公司高級管理層的表現；及

• 審閱及批准本公司已採納有關股份激勵計劃的事宜，包括授出受限制股份單位。

Remuneration of Senior Management

For the Reporting Period, the remuneration by band of members of the senior management of the Company (whose biographies are set out on page 56 of this annual report) is set out below:

高級管理層薪酬

於報告期，本公司高級管理層成員（其履歷載於本年報第56頁）的薪酬範圍載列如下：

Remuneration band 薪酬範圍	Number of senior management 高級管理層人數
Nil to HK$4,000,000 零至4,000,000港元	1
HK$4,000,000 to HK$7,000,000 4,000,000港元至7,000,000港元	2

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with Rule 3.27A of the Listing Rules and the Corporate Governance Code.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee.

The primary duties of the Nominating and Corporate Governance Committee are:

(a) in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board Committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b) in respect of its corporate governance functions, to ensure that our Company develops, reviews and assesses periodically, and at least annually, the adequacy of the Company's policies and practices on corporate governance and to ensure our Company's compliance with the requirements of the NYSE and the HKEX and make recommendation to the Board.

The written terms of reference of the Nominating and Corporate Governance Committee are available on the websites of HKEX and the Company.

提名及企業管治委員會

本公司已遵照《上市規則》第3.27A條及《企業管治守則》成立提名及企業管治委員會。

提名及企業管治委員會由三位獨立非執行董事（即徐黎黎女士、朱擁華先生及王永平先生）以及一位執行董事（即葉先生）組成。王永平先生擔任提名及企業管治委員會主席。

提名及企業管治委員會的主要職責為：

(a) 就其提名職能而言，制定和向董事會建議董事會和董事委員會成員資格的標準，向董事會建議提名為董事和各董事委員會成員的人選，及制定並向董事會推薦一套企業管治指引；及

(b) 就其企業管治職能而言，確保本公司定期及至少每年制定、檢討及評估本公司的企業管治政策及常規是否足夠，並確保本公司遵守紐交所及聯交所的規定，並向董事會提出建議。

提名及企業管治委員會的書面職權範圍可於聯交所及本公司網站查閱。

The Nominating and Corporate Governance Committee convened two meetings during the Reporting Period to:

- review the structure, size and composition of the Board;

- assess the independence of independent non-executive Directors;

- review the board diversity policy of the Company (the "**Board Diversity Policy**");

- consider the re-appointment of the retired Directors and discuss matters relating to procedure of nomination of Director candidate by Directors' evaluation and succession plan;

- review and implement the Company's policy and practices on corporate governance; and

- review and monitor the Company's compliance with the Corporate Governance Code and the relevant disclosure in the Corporate Governance Report.

Nomination Policy

In identifying and selecting suitable candidates for directorships, the Nominating and Corporate Governance Committee would consider the candidate's relevant criteria that are necessary to complement the corporate strategy and achieve diversity of the Board, where appropriate, before making recommendation to the Board.

Board Diversity Policy

The Board has adopted the Board Diversity Policy which sets out the approach to achieve diversity of the Board. The Board reviews the implementation and effectiveness of the Board Diversity Policy on an annual basis. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. In particular, the Company currently has one female Director, alongside three male Directors and will continue to work towards enhancing the gender diversity of the Board. Pursuant to the Board Diversity Policy, in reviewing and assessing suitable candidates to serve as a Director, the Nominating and Corporate Governance Committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience.

提名及企業管治委員會於報告期召開了兩次會議，以此：

- 審閱董事會之架構、規模及組成；

- 評估獨立非執行董事獨立性；

- 審閱本公司董事會多元化政策（「**董事會多元化政策**」）；

- 審議退任董事的續聘事宜以及根據董事評估及繼任計劃討論與董事候選人提名程序相關的事宜；

- 檢討及推行本公司的企業管治政策及常規；及

- 審閱及監察本公司遵守《企業管治守則》的情況及企業管治報告中的相關披露。

提名政策

於物色及甄選合適的董事候選人時，提名及企業管治委員會在向董事會作出推薦建議前，會考慮候選人的相關必備標準，以配合企業策略及達致董事會多元化（如適用）。

董事會多元化政策

董事會已採納董事會多元化政策，當中載列達致董事會多元化的方法。董事會每年檢討董事會多元化政策的執行及成效。本公司認可並相信董事會多元化裨益良多，且認為董事會層面不斷增強的多元化（包括性別多元化）是維持本公司競爭優勢並增強其從最廣泛可用人才庫吸引、挽留及激勵僱員的能力的基本要素。尤其是，目前本公司有一位女性董事以及三位男性董事並將繼續提高董事會性別多元化。根據董事會多元化政策，提名及企業管治委員會在審查和評估合適的候選人以擔任董事時，將考慮多個方面，包括但不限於性別、年齡、文化和教育背景、專業資格、技能、知識、行業及區域經驗。

Pursuant to the Board Diversity Policy, the Nominating and Corporate Governance Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

As of the date of this annual report, the Company had a total of four Directors, including one female Director. In terms of gender diversity of the Board, the Company targets to maintain at least the current level of female representation in its Board and will continue to seek opportunities to increase the proportion of female members of the Board over time as and when suitable candidates are identified. There is a diverse mix of educational background and professional experience among the Board members. The Nominating and Corporate Governance Committee has reviewed the Board Diversity Policy and considers that appropriate balance has been struck among the Board members in terms of skills, experience and perspectives.

The Company values gender diversity and will continue to take steps to promote gender diversity at all levels, in particular the Board and senior management levels. In addition, the Company is committed to providing career development for its staff with an aim to promote them to senior management. The Company will also take into account gender diversity in staff recruitment at mid to senior levels so as to develop a pipeline of potential successors to the Board.

根據董事會多元化政策，提名及企業管治委員會將定期討論並在必要時就達致董事會多元化（包括性別多元化）的可衡量目標達成共識，並推薦給董事會採納。

於本年報日期，本公司共有四名董事，其中包括一名女性董事。在董事會性別多元化方面，本公司的目標是至少保持目前董事會中的女性比例，並將繼續尋找機會在找到合適人選後逐步提高董事會中女性成員的比例。董事會成員擁有多元化的教育背景及專業經驗。提名及企業管治委員會已審閱董事會多元化政策，並認為董事會成員在技能、經驗及觀點方面已達到適當平衡。

本公司重視性別多元化，並將繼續採取措施促進各層面（尤其是董事會及高級管理層）的性別多元化。此外，本公司致力為員工提供職業發展，旨在晉升彼等為高級管理層。本公司亦將在招聘中高層員工時考慮性別多元化，以發展董事會的潛在繼任者。

Corporate Governance Report
企業管治報告

The gender ratios in the Company's workforce as at December 31, 2025 are as follows:

於2025年12月31日，本公司員工性別比例如下：

	Female 女性		Male 男性	
	Number 人數	As % of total 佔總數的百分比	Number 人數	As % of total 佔總數的百分比
Director 董事	1	25.0%	3	75.0%
Overall employees[1] 全體員工[1]	2,091	65.3%	1,113	34.7%
– Senior management[2] –高級管理層[2]	1	33.3%	2	66.7%

The Company considers the current gender ratio in the workforce to be appropriate and will continue to ensure that recruitment and selection practices at all levels are appropriately structured so that a diverse range of candidates are considered and gender diversity across the workforce is maintained.

本公司認為目前員工中的性別比例是適當的，並將繼續確保各級招聘和遴選工作的結構合理性，以便考慮不同的候選人以保持員工隊伍的性別多元化。

Notes:

附註：

(1) Due to the protection of employee privacy (including gender) in some overseas countries and regions, the number disclosed here only includes the employees and senior management in Chinese mainland.

(2) Details of the senior management are set out in the section headed "SENIOR MANAGEMENT" on page 56 of this annual report.

(1) 由於部分海外國家和地區對僱員隱私（包括性別）的保護，此處披露的數字僅包括中國內地的僱員及高級管理層。

(2) 有關高級管理層的詳情載於本年報第56頁「高級管理層」一節。

DIRECTORS' RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the Reporting Period to truly and fairly reflect the situation of the Group and the results and cash flows of the Group.

The senior management of the Company provides such explanation and information to the Board so as to enable the Board to make an informed assessment of the financial statements of the Company, which are put to the Board for approval.

The Directors are not aware of any material uncertainties relating to events or conditions which may cast significant doubt upon the Group's ability to continue as a going concern.

AUDITOR'S SCOPE OF WORK

The statement by the auditor regarding its reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor's Report on pages 97 to 103 of this annual report.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for evaluating and determining the nature and extent of the risks (including the environmental, social and governance risks) it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the Audit Committee and the senior management.

董事就財務報表須承擔的責任

董事確認彼等有責任編製本公司報告期的財務報表，以真實及公平地反映本集團的狀況以及本集團的業績及現金流量。

本公司高級管理層向董事會提供有關解釋及資料，以便董事會對提呈董事會批准的本公司財務報表作出知情評估。

董事並不知悉有任何重大不明朗事件或情況可能會對本集團持續經營的能力產生重大疑問。

核數師的工作範圍

核數師就其對本公司綜合財務報表的申報責任作出的聲明載於本年報第97至103頁的獨立核數師報告。

風險管理及內部控制

董事會知悉其負責風險管理及內部控制系統，並檢討其有效性。有關系統旨在管理而非消除無法達成業務目標的風險，並僅可就重大錯誤陳述或虧損提供合理而非絕對的保證。

董事會負責評估及釐定為達成本公司策略目標而願意承擔的風險的性質及程度（包括環境、社會和管治風險），並確保本公司制定及維持合適及有效的風險管理及內部控制系統。董事會直接亦透過審計委員會及高級管理層監督風險管理職能。

Corporate Governance Report
企業管治報告

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, assesses and takes measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Board on a regular basis.

The Board did not identify any significant unresolved areas of concern during the Reporting Period.

The Audit Committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

With effect from the Listing, the senior management has confirmed and will confirm to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for each financial year.

The Board, as supported by the Audit Committee as well as the management report and the internal audit findings by the internal audit department, will review the effectiveness of the Company's and its subsidiaries' risk management and internal control systems, including the financial, operational and compliance controls, for each financial year, and will consider whether such systems are effective and adequate.

The annual review will also cover the financial reporting and internal audit function and staff qualifications, experiences and relevant resources. The Board, supported by the Audit Committee and senior management, has reviewed the management reports and the internal audit reports. For the Reporting Period, the Board considered the risk management and internal control systems of the Company effective and adequate (including the processes for financial reporting and compliance with the relevant Listing Rules).

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

高級管理層負責董事會釐定的風險管理及內部控制計劃及政策的整體實施，並管理全部本公司業務營運相關的風險。高級管理層識別、評估本公司正面對的任何重大風險，並就此採取措施，以及定期審閱風險評估報告，並定期向董事會報告。

董事會並無識別到任何於報告期值得關注的重大未解決領域。

審計委員會透過內部審計部門協助董事會領導管理、監督及監察風險管理和內部控制系統，並於適當時候向董事會報告及提供建議。

自上市起，高級管理層已經確認並將於各財政年度向董事會及審計委員會確認風險管理及內部控制系統的有效性。

董事會將於各財政年度在審計委員會及內部審計部門的管理報告及內部審計結果的支持下，檢討本公司及其附屬公司的風險管理及內部控制系統的效能，包括財務、營運及合規監控，並將考慮有關系統是否有效及足夠。

年度審核亦將涵蓋財務報告及內部審計職能及員工資歷、經驗及相關資源。董事會在審計委員會以及高級管理層的支持下已審閱管理層報告及內部審計報告。董事會認為本公司於報告期的風險管理及內部控制系統有效且充足（包括財務申報流程及遵守相關《上市規則》）。

董事會負責處理及發佈內幕消息。為確保市場及持份者及時及全面知悉本公司業務的重大發展，董事會已就妥善披露消息的程序採納內幕消息披露政策。因此，內幕消息將不會轉交任何外部各方。

ANTI-CORRUPTION AND WHISTLEBLOWING POLICIES

The Company has adopted the Policy of Complaint and Whistleblowing and the Policy of Compliance Accountability in accordance with code provision D2.6 of the Corporate Governance Code, as well as the Code of Business Conduct and Ethics, the Code of Anti-Corruption, the Rule of Integrity Self-Discipline in accordance with code provision D2.7 of the Corporate Governance Code. These policies outline the principles and guidelines that the Company intends to apply to promote and support anti-corruption laws and regulations and establish a whistleblowing policy and system for employees and those who deal with the Company to raise concerns, in confidence and anonymity with the related department of the Company, which will then report to the Audit Committee about any material improprieties related to the Company. These policies are reviewed from time to time to ensure their relevance and appropriateness to the Group's business, corporate strategy and stakeholder expectations.

AUDITOR'S REMUNERATION

The approximate remuneration of the auditor for their audit and non-audit services provided to the Company for the Reporting Period is as follows:

反腐敗及舉報政策

本公司已採取符合《企業管治守則》守則條文第D2.6條的《投訴舉報制度》及《合規問責制度》以及符合《企業管治守則》守則條文第D2.7條的《商業行為及道德守則》、《反商業賄賂條例》及《廉潔自律從業制度》。該等政策概述了本公司擬採用的原則和指導方針，以促進和支持反腐敗法律法規、建立舉報政策及系統，讓僱員及與本公司有來往者可暗中匿名向本公司相關部門提出關注，而該部門隨後會向審計委員會報告有關本公司的任何重大不當行為。該等政策不時會被審閱，確保其與本集團的業務、企業戰略及利益相關者預期的關聯性及適當性。

核數師酬金

核數師於報告期向本公司提供的審計及非審計服務之概約酬金載列如下：

Services rendered 提供服務	Amount 金額 (RMB'000) (人民幣千元)
Audit fees[1] 審計費用[1]	14,700
Tax fees[2] 稅項費用[2]	1,639
All other fees[3] 所有其他費用[3]	30
Total 總計	**16,369**

Corporate Governance Report
企業管治報告

Notes:

(1) "Audit fees" represent the aggregate fees billed for the Reporting Period for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements.

(2) "Tax fees" represent the aggregate fees billed for the Reporting Period for professional services rendered by our principal accounting firm for tax compliance and tax advice.

(3) "All other fees" represent the aggregate fees for services rendered by our principal accounting firm other than services reported under "Audit fees" and "Tax fees".

JOINT COMPANY SECRETARIES

Mr. ZHANG Jingjing ("**Mr. Zhang**"), our chief financial officer and vice president, was appointed as our joint company secretary with effect on the Listing Date. In order to uphold good corporate governance and ensure compliance with the Listing Rules and applicable Hong Kong laws, the Company has also appointed Ms. WONG Hoi Ting ("**Ms. Wong**") of TMF Hong Kong Limited (a company secretarial services provider), to act as another joint company secretary and to provide assistance to Mr. Zhang for performing his duties as a company secretary of the Company. Ms. Wong's primary contact person at the Company is Mr. Zhang.

During the Reporting Period, each of Mr. Zhang and Ms. Wong has undertaken not less than 15 hours of relevant professional training in compliance with Rule 3.29 of the Listing Rules.

附註：

(1) 「審計費用」指主要會計師事務所就報告期為審計我們的年度財務報表提供的專業服務或一般由核數師就法定及監管存檔或委聘提供的服務而收取的費用總額。

(2) 「稅項費用」指主要會計師事務所就報告期在稅務合規及稅務意見方面提供的專業服務而收取的費用總額。

(3) 「所有其他費用」指主要會計師事務提供服務而收取的費用總額，但不包括「審計費用」及「稅項費用」下列報的服務。

聯席公司秘書

我們的首席財務官兼副總裁張靖京先生（「**張先生**」）自上市日期起獲委任為我們的聯席公司秘書。為維持良好的企業管治並確保符合《上市規則》及適用香港法例，本公司亦已委任達盟香港有限公司（公司秘書服務提供商）的黃凱婷女士（「**黃女士**」）擔任另一名聯席公司秘書，並協助張先生履行其作為本公司公司秘書的職責。黃女士於本公司的主要聯絡人為張先生。

於報告期，張先生及黃女士各自根據《上市規則》第3.29條參與不少於15小時的相關專業培訓。

DIVIDEND POLICY

The Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may pay dividends out of share premium account, capital redemption reserve and profit and loss account, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China and overseas for our cash requirements, including any payment of dividends to our Shareholders. PRC and other regulations may restrict the ability of our subsidiaries to pay dividends to us. In particular, PRC laws require that dividends be paid by PRC companies only out of the profit for the year calculated according to PRC accounting principles. PRC laws also require a PRC company to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Pursuant to the PRC Company Law, each of our PRC subsidiaries may pay dividend from the after-tax profit after (i) it sets aside as general reserves at least 10% of its after-tax profit until the cumulative amount of its reserves reaches 50% of its registered capital, and (ii) any losses of such PRC subsidiary from prior years have been offset. Dividend distribution to our Shareholders is recognized as a liability in the period in which the dividends are approved by our Shareholders or the Board, where appropriate.

If we pay any dividends on our Shares, with respect to holders of the ADSs, our depositary, as the registered holder of Shares, will pay such amounts to the ADS holders to the same extent as holders of our Shares, in proportion to the Shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

股息政策

根據開曼群島法律若干規定，董事會酌情決定是否派發股息。此外，我們的股東可通過普通決議案宣派股息，但股息不得超過董事會建議的數額。無論哪種情況，根據開曼群島法律，所有股息均受若干限制，即本公司可自股份溢價賬、資本贖回儲備和損益賬中派付股息，惟倘派付股息將導致本公司無法在日常業務過程中償還其到期債務，則在任何情況下都不得派付股息。即使我們決定派付股息，形式、頻率及數額將取決於我們的未來經營及盈利情況、資本需求及盈餘、整體財務狀況、合約限制及董事會可能認為相關的其他因素。

我們是一家於開曼群島註冊成立的控股公司。我們可能依賴中國及海外附屬公司的股息來滿足現金需求，包括向我們的股東作出任何股息派付。中國及其他法規可能限制我們的附屬公司向我們派付股息的能力。特別是，中國法律規定，股息僅可由中國公司自根據中國會計準則計算的當年利潤中派付。中國法律還要求中國企業留出至少10%的稅後利潤（如有）注入其法定公積金，法定公積金不可作為現金股息予以分派。根據中國《公司法》，只有(i)中國附屬公司至少計提稅後利潤的10%作為公司法定公積金，直至其累計法定公積金達到註冊資本的50%；及(ii)有關中國附屬公司先前年度的任何虧損均已被彌補，各中國附屬公司方可自稅後利潤支付股息。向股東作出的股息分派於股息獲股東或董事會（如適用）批准的期間內確認為負債。

倘我們就股份派付任何股息，就美國存託股持有人而言，我們的受託人（作為股份登記持有人）將在存託協議條款（包括其應付費用及開支）的限制下，按美國存託股持有人持有的美國存託股相關的股份的比例，向該美國存託股持有人支付如為股份持有人理應獲得的有關款項。

Corporate Governance Report
企業管治報告

As the Company attaches great importance to provide reasonable return to investors, the Board has approved and adopted the Dividend Policy on July 27, 2023, which aims to provide foreseeable returns to the Shareholders. The Dividend Policy has been effective from July 27, 2023.

On March 31, 2026, the Board has approved the amendment of the dividend policy adopted by the Company to amend the definition of adjusted net profit under the dividend policy, pursuant to which the Company could declare and distribute dividends in an amount equal to approximately 50% of the adjusted net profit (a non-IFRS measure defined as profit for the period after excluding certain items as determined by the management such as share-based payments, non-cash charges, non-operating items and non-recurring items) each year, with the exact calculation and amount to be determined and announced by the Board from time to time based on the Company's financial performance and cash position prior to the declaration and distribution. For details, please see section headed "Non-IFRS Financial Measures" above.

The Dividend Policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividends and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year.

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company believes that effective communication with Shareholders is essential for enhancing investor relations and investors' understanding of the Group's business, performance and strategies. The Company also recognizes the importance of timely and non-selective disclosure of corporate information which enables Shareholders and investors to make properly informed investment decisions.

The annual general meeting of the Company provides an opportunity for Shareholders to communicate directly with the Directors. The chairman of the Board and the chairmen of the Board Committees will attend the annual general meetings to answer the Shareholders' questions. The auditor of the Company will also attend the annual general meetings to answer questions about the conduct of the audit, the preparation and content of the auditor's report, the accounting policies and auditor independence.

由於本公司注重為投資者提供合理回報,董事會已於2023年7月27日批准並採納股息政策,該政策旨在為股東提供可預見回報。股息政策已於2023年7月27日起生效。

於2026年3月31日,董事會已批准本公司採納的股息政策修訂本,以修訂股息政策中有關經調整淨利潤的定義,據此,本公司可每年宣派及派付金額相當於經調整淨利潤約50%的股息(此為非《國際財務報告準則》指標,定義為期內利潤剔除管理層釐定的若干項目(如以股份為基礎的付款、非現金支出、非經營項目及非經常性項目)後的數額),其確切計算方法及金額將由董事會不時根據本公司在宣派及派付股息前的財務表現及現金狀況而釐定及公佈。詳情請參閱上文「非《國際財務報告準則》財務指標」一節。

股息政策絕不構成本公司就其未來股息作出的具有法律約束力的承諾,及╱或並無規定本公司須於任何時間或不時宣派股息。本公司概不保證會在任何指定年度派付任何特定金額的股息。

與股東溝通及投資者關係

本公司相信,與股東有效的溝通對加強投資者關係及投資者對本集團業務、表現及策略的了解至為重要。本公司亦認同及時與非選擇性地披露公司資料以供股東及投資者作出知情投資決策的重要性。

本公司股東週年大會為股東提供與董事直接溝通的機會。董事會主席及董事委員會主席將出席股東週年大會解答股東提問。本公司核數師亦將出席股東週年大會,以解答有關審計操守、核數師報告的編製及內容、會計政策及核數師獨立性的提問。

To promote effective communication, the Company adopts a Shareholders' communication policy which aims at establishing a two-way relationship and communication between the Company and Shareholders and maintains a website at https://ir.miniso.com, where up-to-date information on the Company's business operations and developments, financial information, corporate governance practices and other information are available for public access.

During the Reporting Period, the Company has reviewed and considered the implementation of the Shareholders' communication policy to be effective as the information of the Company has been disseminated in a timely and effective manner.

SHAREHOLDERS' RIGHTS

Separate resolutions are proposed at general meetings for substantially separate issues, including the election of Directors. Poll voting has been adopted for decision-making at Shareholders' meetings. Details of poll voting procedures are included in the circular dispatched to Shareholders. The circular also includes relevant details of proposed resolutions and/or biographies of the Directors standing for election. The results of the voting are posted on the websites of the Company and HKEX in a timely manner after each general meeting of the Shareholders.

為促進有效的溝通，本公司採納股東通訊政策，旨在建立本公司與股東之間的雙向關係及溝通，並設有網站https://ir.miniso.com，本公司會於網站刊登有關其業務營運及發展的最新資料、財務資料、企業管治常規及其他資料，以供公眾人士查閱。

於報告期，本公司已檢討並確認股東通訊政策的有效實施，因為本公司的信息已得到及時、有效的傳播。

股東權利

重大獨立事項（包括選舉董事）均於股東大會上提呈獨立決議案。股東大會上的決策均採用投票方式進行。投票表決程序之詳情載於寄發予股東之通函內。通函亦載有建議決議案的相關詳情及／或候選董事的履歷。投票結果將於各股東大會後及時於本公司及聯交所網站刊登。

Corporate Governance Report
企業管治報告

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS

Shareholders may put forward proposals for consideration at the Company's general meetings according to Articles of Association. Extraordinary general meetings of the Company may be convened on the written requisition of any one or more members holding, as at the date of deposit of the requisition, in aggregate Shares representing not less than one-tenth of the paid-up capital of the Company which carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists. If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing not less than one-tenth of the paid up capital of the Company which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

As regards proposing a person to stand for election as a Director, relevant procedures are available on the Company's website.

召開股東特別大會及提呈決議案

股東可根據組織章程細則於本公司股東大會上提呈建議以供考慮。本公司可應任何一名或多名股東的書面請求而召開股東特別大會,該等股東於提出請求當日持有的股份合共不少於本公司繳足股本(附有權利在本公司股東大會上投票)的十分之一。請求必須列明會議的目的及將加入會議議程的決議案,並由請求人簽署及遞交至本公司的註冊辦事處,且可由多份相同格式的文件組成,而每份文件均由一名或多名請求人簽署。倘董事並未於遞交請求日期起計二十一(21)個曆日內正式召開將於額外二十一(21)個曆日內舉行的股東大會,則請求人或代表不少於本公司繳足股本(附有權利於股東大會上投票)十分之一的任何請求人可自行召開股東大會,惟按此方式召開的任何大會不得於上述二十一(21)個曆日屆滿後三個曆月屆滿後舉行。

就建議任何人士參選董事而言,相關程序可於本公司網站查閱。

ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the joint company secretaries:

Address: 8/F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, China
Email: ir@miniso.com

For the avoidance of doubt, Shareholders must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholders may be disclosed as required by law.

CHANGE IN CONSTITUTIONAL DOCUMENTS

The Company adopted the Amended and Restated Memorandum and Articles of Association of the Company on July 11, 2022, which took effect from the Listing Date. During the Reporting Period, there was no change in the Amended and Restated Memorandum and Articles of Association of the Company.

向董事會提出查詢

股東可寄發有關向董事會提出任何查詢的書面查詢至本公司。一般而言，本公司不會處理口頭或匿名查詢。

聯絡詳情

股東可在註明收件人為聯席公司秘書的同時將上述查詢或要求發送至：

地址：中國廣東省廣州市海珠區琶洲大道109號銘豐廣場8樓（郵編：510000）
電郵：ir@miniso.com

為免生疑，股東須將正式簽署之書面請求、通知或陳述，或詢問（視情況而定）之正本存放於及發送至上方地址，並提供其全名、聯絡詳情及身份資料，以使上述文件生效。股東資料可按法律規定予以披露。

憲章文件變動

本公司於2022年7月11日採納本公司經修訂及重列組織章程大綱及細則，自上市日期起生效。於報告期，本公司經修訂及重列組織章程大綱及細則並無變動。

Other Information
其他資料

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES, AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at December 31, 2025, the interests of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the HKEX pursuant to the Model Code were as follows:

董事及最高行政人員於本公司或其任何相聯法團的股份、相關股份及債權證中的權益

於2025年12月31日，董事及本公司最高行政人員於本公司或其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債權證中擁有須(a)根據《證券及期貨條例》第XV部第7及第8分部通知本公司及聯交所的權益（包括根據《證券及期貨條例》有關條文其被當作或被視為擁有的權益）；或(b)記錄於本公司根據《證券及期貨條例》第352條存置的登記冊的權益；或(c)根據標準守則通知本公司及聯交所的權益載列如下：

Interest in the Shares   **於股份的權益**

Name 姓名	Capacity/Nature of interest 身份／權益性質	Number of Shares 股份數目	Number of Shares underlying outstanding options/ restricted shares/ restricted share units granted 未行使購股權／已授出受限制股份／受限制股份單位的相關股份數目	Approximate % of shareholding in our Company[1] 於本公司股權概約百分比[1]
Mr. Ye 葉先生	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse 受控法團權益／酌情信託成立人／信託受益人／配偶權益	789,541,061[2]	–	63.8%
Ms. XU Lili 徐黎黎女士	Beneficial interest 實益權益	–	20,000[3]	0.002%
Mr. ZHU Yonghua 朱擁華先生	Beneficial interest 實益權益	42,528	–	0.003%

Notes:

(1) The calculation is based on the total number of 1,237,564,177 Shares in issue as at December 31, 2025.

(2) Represents (i) 328,290,482 Shares held by Mini Investment Limited; (ii) 8,936,000 Shares held by YGF MC Limited; (iii) 194,465,382 Shares held by YGF MN Limited; and (iv) 257,849,197 Shares held by YYY MC Limited. For further details of Mr. Ye's interest in our Company, please see the section headed "Substantial Shareholders' Interests in Shares and Underlying Shares" on the next page.

(3) Represents Ms. Xu's entitlement to receive up to 20,000 Shares pursuant to the exercise of options granted to her under the 2020 Share Incentive Plan.

Save as disclosed above, as at December 31, 2025, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO; (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the HKEX.

附註：

(1) 該計算乃基於2025年12月31日已發行的1,237,564,177股股份的總數。

(2) 指(i)由Mini Investment Limited持有的328,290,482股股份；(ii)由YGF MC Limited持有的8,936,000股股份；(iii)由YGF MN Limited持有的194,465,382股股份；及(iv)由YYY MC Limited持有的257,849,197股股份。有關葉先生在本公司權益的進一步詳情，請參閱下頁「主要股東於股份及相關股份中的權益」一節。

(3) 指徐女士根據2020年股份激勵計劃獲授的購股權於行使後獲得最多20,000股股份的權利。

除上文所披露者外，於2025年12月31日，據任何董事或本公司最高行政人員所知，並無任何董事或本公司最高行政人員於本公司或其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份或債權證中擁有(a)根據《證券及期貨條例》第XV部第7及第8分部須通知本公司及聯交所的權益或淡倉；(b)根據《證券及期貨條例》第352條規定須登記於該條例所指登記冊的權益或淡倉；或(c)根據《標準守則》須知會本公司及聯交所的權益或淡倉。

Other Information
其他資料

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at December 31, 2025, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the HKEX pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

主要股東於股份及相關股份中的權益及淡倉

於2025年12月31日，下列人士（權益已於本年報披露的董事及本公司最高行政人員除外）於股份及相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部須向本公司及聯交所披露或記錄於本公司根據《證券及期貨條例》第336條須存置的登記冊的權益或淡倉：

Name 姓名	Capacity/Nature of interest 身份／權益性質	Number of Shares 股份數目	Approximate % of shareholding in our Company[1] 於本公司股權的概約百分比[1]
YYY MC Limited[2]	Beneficial interest 實益權益	257,849,197(L)	20.9%
YYY Development Limited[2]	Interest in controlled corporation 受控法團權益	257,849,197(L)	20.9%
YGF MC Limited[3]	Beneficial interest 實益權益	8,936,000(L)	0.7%
YGF MN Limited[4]	Beneficial interest 實益權益	194,465,382(L)	15.7%
YY Capital Limited[4]	Interest in controlled corporation 受控法團權益	194,465,382(L)	15.7%
Mini Investment Limited[5]	Beneficial interest 實益權益	328,290,482(L)	26.5%
YGF Development Limited[5]	Interest in controlled corporation 受控法團權益	328,290,482(L)	26.5%
Mr. Ye[2][3][4][5][6] 葉先生[2][3][4][5][6]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse 受控法團權益／酌情信託成立人／信託受益人／配偶權益	789,541,061(L)	63.8%
Ms. Yang[2][3][4][5][6] 楊女士[2][3][4][5][6]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse 受控法團權益／酌情信託成立人／信託受益人／配偶權益	789,541,061(L)	63.8%
The Bank of New York Mellon Corporation[7]	Interest in controlled corporations 受控法團權益	129,654,046(L) 125,621,072(S) 1,994,022(P)	10.5% 10.2% 0.2%
HSBC Holdings plc[8]	Interest of controlled corporation/custodian (other than an exempt custodian interest) 受控法團權益／保管人（獲豁免保管人權益除外）	102,316,928(L) 76,307,586(S)	8.3% 6.2%
UBS Group AG[9]	Interest in controlled corporations 受控法團權益	94,864,936(L) 98,198,865(S)	7.7% 7.9%

Notes:

(1)　The calculation is based on the total number of 1,237,564,177 Shares in issue as at December 31, 2025. The letter "L" stands for long position, the letter "S" stands for short position and the letter "P" stands for lending pool.

(2)　YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang as the settlor. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited.

(3)　YGF MC Limited is wholly-owned by Mr. Ye.

(4)　YGF MN Limited is owned as to 99% by YY Capital Ltd., a limited liability company incorporated under the laws of BVI. All shares of YY Capital Ltd. are held by Cantrust (Far East) Limited on behalf of Y Group Trust, with Cantrust (Far East) Limited as the trustee and Mr. Ye as the settlor. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by YGF MN Limited.

(5)　Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye as the settlor. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited.

(6)　Mr. Ye and Ms. Yang are spouses and are therefore deemed to be interested in the equity interests held by each other.

(7)　The Bank of New York Mellon Corporation was interested in (i) 129,654,046 Shares (long position), 125,621,072 Shares (short position) held by The Bank of New York Mellon, which is wholly-owned by The Bank of New York Mellon Corporation; and (ii) 1,994,022 Shares (lending pool).

Among them, 125,621,072 Shares (short position) were held through physically settled unlisted derivatives, and 1,693,352 Shares (long position) were held through listed derivatives which are convertible instruments.

附註：

(1)　該計算乃基於2025年12月31日已發行的1,237,564,177股股份的總數。字母「L」代表好倉，字母「S」代表淡倉及字母「P」代表可供借出的股份。

(2)　YYY MC Limited由YYY Development Limited（一家依據英屬維爾京群島法律註冊成立的有限責任公司）全資擁有。YYY Development Limited的全部股份由TMF (Cayman) Ltd.代表YYY Trust持有。在該信託中，TMF (Cayman) Ltd.為受託人，楊女士為委託人。根據《證券及期貨條例》，楊女士被視為在YYY MC Limited持有本公司的所有權益中擁有權益。

(3)　YGF MC Limited由葉先生全資擁有。

(4)　YGF MN Limited由YY Capital Ltd.（一家依據英屬維爾京群島法律註冊成立的有限責任公司）擁有99%權益。YY Capital Ltd.的全部股份由Cantrust (Far East) Limited代表Y Group Trust持有。在該信託中，Cantrust (Far East) Limited為受託人，葉先生為委託人。根據《證券及期貨條例》，葉先生被視為在YGF MN Limited持有本公司的所有權益中擁有權益。

(5)　Mini Investment Limited由YGF Development Limited（一家依據英屬維爾京群島法律註冊成立的有限責任公司）全資擁有。YGF Development Limited的全部股份由TMF (Cayman) Ltd.代表YGF Trust持有。在該信託中，TMF (Cayman) Ltd.為受託人，葉先生為委託人。根據《證券及期貨條例》，葉先生被視為在Mini Investment Limited持有本公司的所有權益中擁有權益。

(6)　葉先生及楊女士為配偶關係，因此被視為在對方持有的股權中擁有權益。

(7)　The Bank of New York Mellon Corporation持有以下權益：(i) 由其全資附屬公司The Bank of New York Mellon持有的129,654,046 股股份（好倉）及125,621,072 股股份（淡倉）；及 (ii)1,994,022 股股份（借出池股份）。

其中，125,621,072 股股份（淡倉）透過實物交收非上市衍生工具持有；1,693,352 股股份（好倉）透過可轉換上市衍生工具持有。

(8) HSBC Holdings plc was interested in (i) 24,433,421 Shares (long position) and 10,105,380 Shares (short position) held by HSBC Bank plc, a wholly-owned subsidiary of HSBC Holdings plc; and (ii) 77,873,507 Shares (long position) and 66,202,206 Shares (short position) held by The Hongkong and Shanghai Banking Corporation Limited, which is wholly-owned by HSBC Asia Holdings Limited, a wholly-owned subsidiary of HSBC Holdings plc.

Among them, 41,135,734 Shares (long position) and 43,753,356 Shares (short position) were held through cash settled unlisted derivatives, 23,630,479 Shares (long position) and 10,230,499 Shares (short position) were held through physically settled unlisted derivatives, and 21,100,320 Shares (long position) were held through listed derivatives which are convertible instruments.

(9) UBS Group AG was interested in a total of 94,864,936 Shares (long position) and 98,198,865 Shares (short position). According to the disclosure of interest notice filed by UBS Group AG with a relevant event date of December 18, 2025, such Shares were held by UBS Group AG indirectly through its wholly-owned subsidiaries.

Among them, 51,436,989 Shares (long position) and 55,900,989 Shares (short position) were held through physically settled unlisted derivatives, 7,697,487 Shares (long position) and 3,728,312 Shares (short position) were held through cash settled unlisted derivatives, and 191,932 Shares (short position) were held through cash settled listed derivatives.

Pursuant to Section 336 of the SFO, if certain conditions are met, the Shareholders are required to submit a disclosure of interest notice. In the event of changes in the shareholding of the Shareholders in the Company, the Shareholders will not be required to notify the Company and the HKEX unless certain conditions are met. Therefore, the latest shareholding of the Shareholders in the Company may be different from the shareholding submitted to the HKEX.

Save as disclosed above, as at December 31, 2025, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures of the Company or Any of Its Associated Corporations", had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the HKEX pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

(8) HSBC Holdings plc持有以下權益：(i)由其全資附屬公司滙豐銀行有限公司持有的24,433,421股股份（好倉）及10,105,380股股份（淡倉）；及(ii)由HSBC Asia Holdings Limited（滙豐控股有限公司全資附屬公司）全資擁有的香港上海滙豐銀行有限公司持有的77,873,507股股份（好倉）及66,202,206股股份（淡倉）。

其中，41,135,734股股份（好倉）及43,753,356股股份（淡倉）透過現金交收非上市衍生工具持有；23,630,479股股份（好倉）及10,230,499股股份（淡倉）透過實物交收非上市衍生工具持有；及21,100,320股股份（好倉）透過可轉換上市衍生工具持有。

(9) UBS Group AG持有合共94,864,936股股份（好倉）及98,198,865股股份（淡倉）。根據UBS Group AG提交、有關事件日期為2025年12月18日的權益披露通知，有關股份由UBS Group AG透過其全資附屬公司間接持有。

其中，51,436,989股股份（好倉）及55,900,989股股份（淡倉）透過實物交收非上市衍生工具持有；7,697,487股股份（好倉）及3,728,312股股份（淡倉）透過現金交收非上市衍生工具持有；191,932股股份（淡倉）透過現金交收上市衍生工具持有。

根據《證券及期貨條例》第336條，倘若滿足特定條件，股東須呈交披露權益通知書。倘股東於本公司之股權出現變動，除非滿足特定條件，否則股東將毋須通知本公司及香港聯交所。因此，股東於本公司之最新股權可能有別於向香港交易所呈報的股權。

除上文所披露者外，於2025年12月31日，除董事（其權益載於「董事及最高行政人員於本公司或其任何相聯法團的股份、相關股份及債權證中的權益」一節）外，概無其他人士於股份及相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部須向本公司及聯交所披露或記錄於本公司根據《證券及期貨條例》第336條須存置的登記冊的權益或淡倉。

2020 SHARE INCENTIVE PLAN

The 2020 Share Incentive Plan was first adopted by the Board in September 2020 and was further amended in June 2022, the amendments of which took effect upon the Listing. Since the Listing, the 2020 Share Incentive Plan was subject to Chapter 17 of the Listing Rules. The Company relies on the transitional arrangements provided for under the new Chapter 17 of the Listing Rules which became effective on January 1, 2023.

The principal terms of the 2020 Share Incentive Plan, as amended, are as described below.

Purpose

The purposes of the 2020 Share Incentive Plan are to attract and retain qualified personnel, provide incentives to employees, consultants and directors of our Group, and promote the success of our business.

Eligible Participants

Eligible participants include employees, consultants, and directors of our Group (the "**Participants**"). The plan administrator may, from time to time, select from among all Participants to whom awards in the form of share options (the "**Options**"), a right to purchase restricted Shares (the "**Restricted Shares**") or a right to purchase RSUs (collectively, the "**Awards**"), will be granted and will determine the nature and amount of each option.

Maximum number of Shares

The maximum aggregate number of Shares that may be issued is 147,301,128 Shares (the "**Scheme Mandate**") of which only up to 71,485,122 Shares may be issued pursuant to Awards granted in the form of Options.

As of January 1, 2025, Awards representing 4,812,885 Shares were available for grant under the 2020 Share Incentive Plan. During the Reporting Period, RSUs representing a total of 3,693,408 underlying Shares were granted to eligible Participants pursuant to the 2020 Share Incentive Plan (representing approximately 0.3% of the weighted average number of issued Shares (excluding treasury shares (as defined under the Listing Rules)) during the Reporting Period). During the Reporting Period, Awards representing a total of 392,254 underlying Shares were forfeited due to employee departures; consequently, as of December 31, 2025, Awards representing 1,511,731 Shares were available for grant under the 2020 Share Incentive Plan.

2020年股份激勵計劃

2020年股份激勵計劃於2020年9月首次獲董事會採納,並於2022年6月進一步修訂,修訂於上市後生效。自上市起,2020年股份激勵計劃受《上市規則》第17章規限。本公司倚賴《上市規則》新第17章(自2023年1月1日起生效)所規定的過渡安排。

經修訂的2020年股份激勵計劃的主要條款描述如下。

目的

2020年股份激勵計劃旨在吸引及挽留合資格人員,激勵本集團僱員、顧問及董事,促進我們的業務取得成功。

合資格參與者

合資格參與者包括本集團僱員、顧問及董事(「**參與者**」)。計劃管理人可不時從將獲授以購股權(「**購股權**」)、購買受限制股份(「**受限制股份**」)的權利或購買受限制股份單位的權利(統稱「**獎勵**」)的所有參與者中進行選擇,並將釐定各購股權的性質及金額。

最大股份數目

可發行的股份最高總數為147,301,128股股份(「**計劃授權**」),僅有最多71,485,122股股份可根據以購股權形式授出的獎勵予以發行。

截至2025年1月1日,根據2020年股份激勵計劃可供授出4,812,885股股份的獎勵。於報告期,根據2020年股份激勵計劃已向合資格參與者授出3,693,408股相關股份的受限制股份單位(佔報告期內已發行股份的加權平均數約0.3%(不包括《上市規則》所界定之庫存股))。於報告期,由於員工離職,代表合共392,254股相關股份的獎勵已被沒收;因此,截至2025年12月31日,根據2020年股份激勵計劃可供授出1,511,731股股份的獎勵。

Other Information
其他資料

As of January 1, 2025, 29,013,916 new Shares were available for issue under the Scheme Mandate. During the Reporting Period, 1,465,524 new Shares were issued pursuant to the 2020 Share Incentive Plan. As of the Latest Practicable Date, 30,663,342 (representing approximately 2.5% of the issued Shares (excluding treasury shares (as defined under the Listing Rules)) as of the Latest Practicable Date) were available for issue under the Scheme Mandate.

The total number of Shares which may be issued upon exercise of all Options that may be granted in aggregate does not exceed 10% of the total number of Shares in issue and is subject to an annual limit of 3% of the total number of Shares in issue in any financial year.

Remaining life and option period

The 2020 Share Incentive Plan commenced in September 2020 and shall continue in effect for a term of ten years with a remaining life of approximately four years, unless sooner terminated under the terms of the 2020 Share Incentive Plan.

The plan administrator shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any option granted under the 2020 Share Incentive Plan shall not exceed ten years. The plan administrator shall also determine any conditions, if any, that must be satisfied before all or part of an option may be exercised. There is no minimum period for which an option must be held before it can be exercised.

Vesting period

In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Limit for each Participant

Unless approved by the Shareholders in general meeting, the total number of Shares issued and to be issued upon the exercise of Options granted and to be granted under the 2020 Share Incentive Plan and any other plan of our Company to an eligible Participant within any 12-month period shall not exceed 1% of the Shares issued and outstanding at the date of any grant.

截至2025年1月1日，根據計劃授權可供發行29,013,916股新股份。於報告期，根據2020年股份激勵計劃發行1,465,524股新股份。截至最後實際可行日期，根據計劃授權可供發行30,663,342股新股份（佔本公司截至最後實際可行日期股份的加權平均數約2.5%（不包括《上市規則》所界定之庫存股））。

可能授出的所有購股權獲行使後可能發行的股份總數不超過已發行股份總數的10%並受限於任何財政年度已發行股份總數的3%的年度限額。

剩餘年期及購股權期限

2020年股份激勵計劃於2020年9月開始實施，有效期為十年，剩餘年期約為四年，除非根據2020年股份激勵計劃的條款提前終止。

計劃管理人須釐定可全部或部分行使購股權的時間（包括行使歸屬前的時間）；但根據2020年股份激勵計劃授出的任何購股權的期限不得超過十年。計劃管理人亦須釐定所有或部分購股權獲行使前必須滿足的任何條件（如有）。並無行使購股權前必須持有的最短期限。

歸屬期

一般而言，計劃管理人確定歸屬時間表，其於相關獎勵協議中列明。

每名參與者的限額

除非經股東於股東大會批准，否則根據2020年股份激勵計劃及本公司任何其他計劃向合資格參與者授予或將授予的購股權獲行使後已發行或將予發行的股份總數在任何12個月期間內，不得超過於任何授予日期已發行且流通在外的股份的1%。

Consideration and exercise price

The principal terms of the 2020 Share Incentive Plan does not specify the amount payable on application or acceptance of the Awards and the period within which payments or calls must or may be made. The plan administrator determines the terms and conditions of any award granted pursuant to the 2020 Share Incentive Plan, including, but not limited to, the exercise price, grant price, or purchase price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of our Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of our Company are listed for the five business days immediately preceding the date of grant.

Outstanding Options, Restricted Shares and RSUs granted

As of December 31, 2025, the number of underlying Shares pursuant to the outstanding Options granted amounted to 2,998,636 Shares, representing approximately 0.2% of the issued Shares. The outstanding Options are held by 115 grantees. Up to a maximum of 71,485,122 Shares may be further issued upon the exercise of the Options to be granted under the 2020 Share Incentive Plan. All of the 2,998,636 Options have vested as of December 31, 2025. All the Options under the 2020 Share Incentive Plan were granted between January 16, 2020 and October 15, 2021 (both days inclusive). The exercise price of the Options granted under the 2020 Share Incentive Plan is US$0.00 per Share or US$0.036 per Share.

Save for the Awards which were lapsed during the Reporting Period as disclosed below, there were 71,000 Awards which was cancelled during the Reporting Period.

對價及行使價

2020年股份激勵計劃的主要條款並未規定申請或接受獎勵時應支付的金額以及須支付或催繳的期限。計劃管理人確定根據2020年股份激勵計劃授出的任何獎勵的條款及條件,包括但不限於行使價、授出價或購買價。計劃管理人確定每項獎勵的行使價,該等價格在相關獎勵協議中規定,不得低於授予日的股份公平市場價值,應以較高者為準:(i)該等股份或證券於授予日在本公司股份或證券上市的主要交易所或系統所報價格的收盤價(由董事會或獲授權管理計劃的委員會釐定);及(ii)該等股份或證券緊接授予日的五個營業日在本公司股份或證券上市的主要交易所或系統所報價格的平均收盤價。

已授出發行在外購股權、受限制股份及受限制股份單位

截至2025年12月31日,已授出的發行在外購股權的相關股份數目達2,998,636股股份,佔已發行股份約0.2%。發行在外購股權由115名承授人持有。根據2020年股份激勵計劃將予授出的購股權獲行使後,可額外發行最多71,485,122股股份。截至2025年12月31日,在2,998,636份購股權中,所有購股權已歸屬。2020年股份激勵計劃項下所有購股權均於2020年1月16日至2021年10月15日間(包括首尾兩日)獲授出。2020年股份激勵計劃項下授出購股權的行使價為每股0.00美元或每股0.036美元。

除下文所披露於報告期已失效的獎勵外,於報告期有71,000份已註銷的獎勵。

Other Information
其他資料

The Company has not granted further Options under the 2020 Share Incentive Plan after the Listing Date. Details of the movements of the Options granted under the 2020 Share Incentive Plan during the Reporting Period are as follows:

本公司於上市日期後再無根據2020年股份激勵計劃授予任何購股權。於報告期，根據2020年股份激勵計劃授予的購股權變動詳情如下：

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Exercise period 行使期間	Exercise price 行使價	Number of Options outstanding as of January 1, 2025 截至2025年1月1日發行在外的購股權數目	Number of Options lapsed during the Reporting Period 於報告期已失效的購股權數目	Number of Options exercised during the Reporting Period 於報告期已行使的購股權數目	Number of Options outstanding as of December 31, 2025 截至2025年12月31日發行在外的購股權數目	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period 股份於報告期緊接行使日期前的加權平均收市價
Director **董事**									
Xu Lili	October 15, 2020	50% of the number of Shares shall become fully vested upon grant and 50% of the number of Shares shall become fully vested after 1 year of the date of grant	Maximum exercisable term is ten years from the date of grant	US$0.00 per Share	20,000	–	–	20,000	N/A
徐黎黎	2020年10月15日	股份數目的50%須於授予後完全歸屬及股份數目的50%須於授予日期一年後完全歸屬	自授予日期起計的最長可行使期限為十年	每股0.00美元					不適用
Five highest paid individuals during the Reporting Period in aggregate	January 16, 2020 and September 27, 2020	5 years	Maximum exercisable term is ten years from the date of grant	US$0.036 per Share	770,856	–	23,400	747,456	US$6.33
於報告期五名最高薪人士（合計）	2020年1月16日及2020年9月27日	5年	自授予日期起計的最長可行使期限為十年	每股0.036美元					6.33美元
Other grantees (in aggregate)	January 16, 2020 and September 27, 2020	5 years	Maximum exercisable term is ten years from the date of grant	US$0.036 per Share	3,116,608	71,000	814,428	2,231,180	US$5.45
其他承授人（合計）	2020年1月16日及2020年9月27日	5年	自授予日期起計的最長可行使期限為十年	每股0.036美元					5.45美元
Total **合計**					3,907,464	71,000	837,828	2,998,636	

Details of the movements of the RSUs granted under the 2020 Share Incentive Plan which will be satisfied by new Shares during the Reporting Period are as follows:

於報告期，根據2020年股份激勵計劃授予的受限制股份單位（將以新股份方式結算）變動詳情如下：

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 業績目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant 受限制股份單位於授予日期的公允價值	Number of RSUs outstanding as of January 1, 2025 截至2025年1月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期授出的受限制股份單位數	Number of RSU lapsed during the Reporting Period 於報告期已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期已歸屬的受限制股份單位數目	Number of RSUs outstanding as of December 31, 2025 截至2025年12月31日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
Five highest paid individuals during the Reporting Period in aggregate 於報告期五名最高薪人士（合計）	March 20, 2024 2024年3月20日	5 years with 10%, 10%, 15%, 20% and 45% of Shares vested on the first to fifth anniversary of the date of grant, respectively 5年期，10%、10%、15%、20%及45%股份自授出日期第一至第五週年分別歸屬	US$0.00001 per Share 每股0.00001美元	Conditional upon the fulfilment of appraisal targets during the vesting period 待歸屬期內考核目標達成後	US$5.17 5.17美元	US$4.49 4.49美元	516,270	-	-	48,288	467,982	US$5.45 5.45美元
Employee participants (in aggregate) 僱員參與者（合計）	March 20, 2024 2024年3月20日	5 years with 10%, 10%, 15%, 20% and 45% of Shares vested on the first to fifth anniversary of the date of grant, respectively 5年期，10%、10%、15%、20%及45%股份自授出日期第一至第五週年分別歸屬	US$0.00001 per Share 每股0.00001美元	Conditional upon the fulfilment of appraisal targets during the vesting period 待歸屬期內考核目標達成後	US$5.17 5.17美元	US$4.49 4.49美元	18,997,258	-	1,751,226	1,417,236	15,828,796	US$5.45 5.45美元
Total 合計							**19,513,528**	**-**	**1,751,226**	**1,465,524**	**16,296,778**	

Details of the movements of the RSUs granted under the 2020 Share Incentive Plan which will be satisfied by existing Shares during the Reporting Period are as follows:

於報告期，根據2020年股份激勵計劃授予的受限制股份單位（將以現行股份方式結算）變動詳情如下：

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 業績目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant 受限制股份單位於授予日期的公允價值	Number of RSUs outstanding as of January 1, 2025 截至2025年1月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期授出的受限制股份單位數	Number of RSU lapsed during the Reporting Period 於報告期已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期已歸屬的受限制股份單位數目	Number of RSUs outstanding as of December 31, 2025 截至2025年12月31日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
Director **董事**												
Zhu Yonghua	October 15, 2024	39,300 Shares shall vest in equal portions on October 15, 2024, January 15, 2025, April 15, 2025 and July 15, 2025, respectively	US$0.00 per Share	N/A	US$4.58	US$4.17	29,476	–	–	29,476	–	US$4.8
朱擁華	2024年10月15日	39,300股股份應分別於2024年10月15日、2025年1月15日、2025年4月15日及2025年7月15日歸屬	每股0.00美元	不適用	4.58美元	4.17美元						4.8美元
Five highest paid individuals during the Reporting Period in aggregate	March 20, 2023	5 years	US$0.036 per Share	Please refer to the announcement published by the Company on March 21, 2023 for details	US$4.38	US$4.45	4,067,840	–	–	–	4,067,840	N/A
於報告期五名最高薪人士（合計）	2023年3月20日	5年	每股0.036美元	詳情請參閱本公司於2023年3月21日發佈的公告	4.38美元	4.45美元						不適用
	March 20, 2025	1 year vested on March 20, 2026	US$0.00001 per Share	Conditional upon the fulfilment of appraisal targets during the vesting period	US$5.45	US$4.16	–	77,440	–	–	77,440	N/A
	2025年3月20日	1年於2026年3月20日歸屬	每股0.00001美元	待歸屬期內考核目標達成後	5.45美元	4.16美元	–	77,440	–	–	77,440	不適用
Other grantees (in aggregate) 其他承授人（合計）	December 6, 2022 2022年12月6日	3-4 years 3-4年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$2.79 2.79美元	US$2.89 2.89美元	238,200	–	–	111,400	126,800	US$5.35 5.35美元
	December 6, 2022 2022年12月6日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$2.79 2.79美元	US$2.89 2.89美元	20,000	–	–	2,000	–	US$5.45 5.45美元
	December 20, 2022 2022年12月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$2.65 2.65美元	US$2.78 2.78美元	3,800	–	3,800	–	–	N/A 不適用
	March 20, 2023 2023年3月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$4.38 4.38美元	US$4.45 4.45美元	51,120	–	–	25,560	25,560	US$5.45 5.45美元
	June 21, 2023 2023年6月21日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$4.02 4.02美元	US$3.99 3.99美元	113,280	–	6,880	56,640	49,760	US$4.49 4.49美元
	October 10, 2023 2023年10月10日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$6.50 6.50美元	US$6.50 6.50美元	17,360	–	–	8,680	8,680	US$6.26 6.26美元
	December 20, 2023 2023年12月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$4.96 4.96美元	US$4.72 4.72美元	8,800	–	–	2,200	6,600	US$4.90 4.90美元
	March 20, 2024 2024年3月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$5.17 5.17美元	US$5.09 5.09美元	169,920	–	18,720	56,640	94,560	US$5.45 5.45美元
	June 20, 2024 2024年6月20日	5 years 5年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$5.11 5.11美元	US$3.65 3.65美元	50,800	–	–	10,160	40,640	US$4.49 4.49美元
	September 20, 2024 2024年9月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$4.17 4.17美元	US$3.81 3.81美元	53,040	–	53,040	–	–	N/A 不適用
	December 20, 2024 2024年12月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$5.83 5.83美元	US$5.52 5.52美元	381,120	–	33,000	116,040	232,080	US$4.90 4.90美元

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 業績目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant 受限制股份單位於授予日期的公允價值	Number of RSUs outstanding as of January 1, 2025 截至2025年1月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期授出的受限制股份單位數	Number of RSU lapsed during the Reporting Period 於報告期已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期已歸屬的受限制股份單位數目	Number of RSUs outstanding as of December 31, 2025 截至2025年12月31日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
	January 1, 2025	5 years with 10%, 10%, 15%, 20% and 45% of Shares vested on 1st trading day following March 20, 2025, the 1st, 2nd, 3rd and 4th anniversaries of March 20, 2025, respectively	US$0.00001 per Share	Conditional upon the fulfilment of appraisal targets during the vesting period	US$5.97	US$4.53	–	108,460	–	–	108,460	N/A
	2025年1月1日	5年期，10%、10%、15%、20%及45%股份分別於2025年3月20日、2025年3月20日第一、第二、第三及第四年週年後的第一個交易日歸屬	每股0.00001美元	待歸屬期內考核目標達成後	5.97美元	4.53美元						不適用
	March 20, 2025	4 years with 11.11%, 16.67%, 22.22%, and 50% of Shares vested on the first to fourth anniversary of the date of grant, respectively	US$0.00001 per Share	Conditional upon the fulfilment of appraisal targets during the vesting period	US$5.45	US$4.33	–	534,398	18,594	–	515,804	N/A
	2025年3月20日	4年期，11.11%、16.67%、22.22%及50%股份自授出日期第一至第四週年分別歸屬	每股0.00001美元	待歸屬期內考核目標達成後	5.45美元	4.33美元						不適用
	March 20, 2025	3 years	US$0.036 per Share	N/A	US$5.45	US$4.88	–	210,960	22,440	–	188,520	N/A
	2025年3月20日	3年	每股0.036美元	不適用	5.45美元	4.88美元						不適用
	March 20, 2025	5 years	US$0.036 per Share	N/A	US$5.45	US$4.69	–	30,000	–	–	30,000	N/A
	2025年3月20日	5年	每股0.036美元	不適用	5.45美元	4.69美元						不適用
	June 20, 2025	5 years	US$0.00001 per Share	N/A	US$4.49	US$3.77	–	45,200	–	–	45,200	N/A
	2025年6月20日	5年	每股0.00001美元	不適用	4.49美元	3.77美元						不適用
	June 20, 2025	4 years with 11.11%, 16.67%, 22.22%, and 50% of Shares vested on the first to fourth anniversary of the date of grant, respectively	US$0.00001 per Share	Conditional upon the fulfilment of appraisal targets during the vesting period	US$4.49	US$4.22	–	69,700	–	–	69,700	N/A
	2025年6月20日	4年期，11.11%、16.67%、22.22%及50%股份授出日期第一至第四週年分別歸屬	每股0.00001美元	待歸屬期內考核目標達成後	4.49美元	4.22美元						不適用
	July 20, 2025	4 years with 11.11%, 16.67%, 22.22%, and 50% of Shares vested on the first to fourth anniversary of the date of grant, respectively	US$0.00001 per Share	Conditional upon the fulfilment of appraisal targets during the vesting period	US$4.45	US$4.33	–	557,640	94,940	–	464,700	N/A
	2025年7月20日	4年期，11.11%、16.67%、22.22%及50%股份授出日期第一至第四週年分別歸屬	每股0.00001美元	待歸屬期內考核目標達成後	4.45美元	4.33美元						不適用
	July 20, 2025	5 years with 20% of Shares vested on the first to fifth anniversary of the date of grant, respectively	US$0.00001 per Share	Conditional upon the fulfilment of appraisal targets during the vesting period	US$4.45	US$4.35	–	1,208,850	49,290	–	1,159,560	N/A
	2025年7月20日	5年期，20%股份自授出日期第一至第五週年分別歸屬	每股0.00001美元	待歸屬期內考核目標達成後	4.45美元	4.35美元						不適用

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 業績目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant 受限制股份單位於授予日期的公允價值	Number of RSUs outstanding as of January 1, 2025 截至2025年1月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期授出的受限制股份單位數	Number of RSU lapsed during the Reporting Period 於報告期已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期已歸屬的受限制股份單位數目	Number of RSUs outstanding as of December 31, 2025 截至2025年12月31日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
	July 20, 2025	5 years with 20% of Shares vested on the first to fifth anniversary of the date of grant, respectively	US$0.00001 per Share	Conditional upon the fulfilment of appraisal targets during the vesting period	US$4.45	US$4.23	–	595,050	22,550	–	572,500	N/A
	2025年7月20日	5年期，20%股份自授出日期第一至第五週年分別歸屬	每股0.00001美元	待歸屬期內考核目標達成後	4.45美元	4.23美元						不適用
	September 20, 2025	4 years with 11.11%, 16.67%, 22.22%, and 50% of Shares vested on the first to fourth anniversary of the date of grant, respectively	US$0.00001 per Share	Conditional upon the fulfilment of appraisal targets during the vesting period	US$6.26	US$4.22	–	46,470	–	–	46,470	N/A
	2025年9月20日	4年期，11.11%、16.67%、22.22%及50%股份自授出日期第一至第四週年分別歸屬	每股0.00001美元	待歸屬期內考核目標達成後	6.26美元	4.22美元						不適用
	September 20, 2025	5 years	US$0.00001 per Share	N/A	US$6.26	US$5.71	–	102,000	–	–	102,000	N/A
	2025年9月20日	5年	每股0.00001美元	不適用	6.26美元	5.71美元						不適用
	December 20, 2025	5 years	US$0.00001 per Share	N/A	US$4.90	US$4.32	–	93,800	–	–	93,800	N/A
	2025年12月20日	5年	每股0.00001美元	不適用	4.90美元	4.32美元						不適用
	December 20, 2025	3 years	US$0.036 per Share	N/A	US$4.90	US$4.72	–	13,440	–	–	13,440	N/A
	2025年12月20日	3年	每股0.036美元	不適用	4.90美元	4.72美元						不適用
Total 合計							**5,204,756**	**3,693,408**	**321,254**	**436,796**	**8,140,114**	

The Company has not granted further Restricted Shares under the 2020 Share Incentive Plan after the Listing Date and during the Reporting Period. As of December 31, 2025, there are no Restricted Shares outstanding under the 2020 Share Incentive Plan.

Further details of the 2020 Share Incentive Plan (including the accounting standard and policy adopted for assessing the fair value of the share awards) are set out in Note 27 to the consolidated financial statements.

本公司於上市日期後及報告期內再無根據2020年股份激勵計劃授予任何受限制股份。截至2025年12月31日，在2020年股份激勵計劃下，並無發行在外的受限制股份。

2020年股份激勵計劃的進一步詳情（包括為評估股份獎勵的公允價值而採納的會計準則及政策）載於綜合財務報表附註27。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the fiscal year ended December 31, 2025, the Company repurchased a total of 12,594,800 Shares at an aggregate consideration (including all the relevant expenses) of HK$426.3 million on the Hong Kong Stock Exchange and a total of 1,250,874 ADSs (representing 5,003,496 Shares) at an aggregate consideration (including all the relevant expenses) of US$22.1 million on the NYSE. As of the date of this annual report, the 9,326,400 Shares and 1,111,695 ADSs (representing 4,446,780 Shares), totally 13,773,180 Shares, have been cancelled, the remaining repurchased Shares and ADSs are pending cancellation and would not receive any final dividend. The total number of Shares and ADSs cancelled for the repurchases made during the fiscal year ended December 31, 2025 represents approximately 1% of the Company's total share capital as of December 31, 2025.

Particulars of the repurchases made by the Company during the fiscal year ended December 31, 2025 are as follows:

購買、出售或贖回本公司的上市證券

於截至2025年12月31日止財政年度,本公司於香港聯交所以總對價(包含所有相關開支)426.3百萬港元回購了共計12,594,800股股份及於紐交所以總對價(包含所有相關開支)22.1百萬美元回購了共計1,250,874股美國存託股(代表5,003,496股股份)。截至本年報日期,9,326,400股股份及1,111,695股美國存託股(代表4,446,780股股份),合計共13,773,180股股份已註銷,餘下已回購股份及美國存託股待註銷並將不會收取任何末期股息。截至2025年12月31日止財政年度因回購註銷的股份及美國存託股總數佔本公司截至2025年12月31日總股本約1%。

本公司於截至2025年12月31日止財政年度作出的回購詳情如下:

HKEX 聯交所

Trading Month 交易月份	No. of Shares repurchased 回購股份數目	Price paid per Share 就每股股份支付的價格		Aggregate consideration paid (including all the relevant expenses) (HK$'000) 已付總對價 (包含所有相關開支) (千港元)
		Highest price (HK$) 最高價 (港元)	Lowest price (HK$) 最低價 (港元)	
March 2025 2025年3月	1,266,600	38.00	34.85	47,037
April 2025 2025年4月	5,163,200	38.00	27.05	154,897
May 2025 2025年5月	554,600	38.00	33.10	19,421
June 2025 2025年6月	1,183,200	36.90	32.75	41,322
July 2025 2025年7月	1,015,800	38.00	33.95	35,912
August 2025 2025年8月	159,000	38.00	36.25	5,953
November 2025 2025年11月	972,000	38.00	36.36	35,973
December 2025 2025年12月	2,280,400	39.24	36.10	85,777

Other Information
其他資料

NYSE 紐交所

Trading Month 交易月份	No. of Shares repurchased 回購股份數目	Price paid per Share 就每股股份支付的價格		Aggregate consideration paid (including all the relevant expenses) (US$'000) 已付總對價 （包含所有相關開支） （千美元）
		Highest price (US$) 最高價 （美元）	Lowest price (US$) 最低價 （美元）	
March 2025 2025年3月	52,600	4.63	4.59	242
April 2025 2025年4月	1,621,224	4.88	3.51	6,613
May 2025 2025年5月	585,652	4.71	4.19	2,625
June 2025 2025年6月	1,040,368	4.73	4.20	4,666
July 2025 2025年7月	1,052,800	4.88	4.35	4,790
August 2025 2025年8月	94,136	4.88	4.61	446
November 2025 2025年11月	168,892	4.88	4.67	813
December 2025 2025年12月	387,824	4.88	4.72	1,873

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the HKEX or on the NYSE (including sale of treasury shares as defined under the Listing Rules) during the fiscal year ended December 31, 2025. The Company did not hold any treasury shares (as defined under the Listing Rules) as of December 31, 2025.

除上文所披露者外，於截至2025年12月31日止財政年度，本公司或其任何附屬公司概無購買、出售或贖回本公司於聯交所或紐交所上市的任何證券（包括出售《上市規則》所定義的庫存股）。截至2025年12月31日，本公司並無持有任何《上市規則》所定義的庫存股。

MATERIAL LITIGATION

Save as disclosed in this annual report, the Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period.

重大訴訟

除本年報披露內容外，本公司於報告期並無涉及任何重大訴訟或仲裁。於報告期，董事並不知悉任何待決或對本公司構成威脅的任何重大訴訟或索賠。

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial statements of the Group for the Reporting Period were approved and authorised for issue by the Board on April 24, 2026.

批核年度報告

於2026年4月24日，經董事會批核及授權發佈本集團截至報告期之年度報告及綜合財務報表。



Ernst & Young 27/F, One Taikoo Place 979 King's Road Quarry Bay, Hong Kong	安永會計師事務所 香港鰂魚涌英皇道 979號 太古坊一座27樓	Tel 電話: +852 2846 9888 Fax 傳真: +852 2868 4432 ey.com

**Independent auditor's report to the shareholders of
MINISO Group Holding Limited**
(incorporated in the Cayman Islands with limited liability)

致名創優品集團控股有限公司股東之
獨立核數師報告
(於開曼群島註冊成立的有限責任公司)

OPINION

We have audited the consolidated financial statements of MINISO Group Holding Limited ("the Company") and its subsidiaries ("the Group") set out on pages 104 to 266, which comprise the consolidated statement of financial position as at December 31, 2025, the consolidated statement of profit or loss, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2025 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") as issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Group in accordance with the HKICPA's *Code of Ethics for Professional Accountants* (the "Code") as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

意見

我們已審計列載於第104至266頁的名創優品集團控股有限公司（「貴公司」）及其附屬公司（「貴集團」）的綜合財務報表，此財務報表包括於2025年12月31日的綜合財務狀況表、截至該日止年度的綜合損益表、綜合損益及其他全面收益表、綜合權益變動表及綜合現金流量表以及綜合財務報表附註，包括重大會計政策資料。

我們認為，該等綜合財務報表已根據國際會計準則理事會（「國際會計準則理事會」）頒佈的《國際財務報告準則》會計準則真實而中肯地反映了　貴集團於2025年12月31日的綜合財務狀況及截至該日止年度的綜合財務表現及綜合現金流量，並已遵照香港《公司條例》的披露要求妥為擬備。

意見的基礎

我們已根據香港會計師公會（「香港會計師公會」）頒佈的《香港審計準則》（「《香港審計準則》」）進行審計。我們在該等準則下承擔的責任已在本報告*核數師就審計綜合財務報表承擔的責任*部分中作進一步闡述。根據香港會計師公會頒佈的《*專業會計師道德守則*》（「守則」）（適用於公眾利益實體財務報表審計），我們獨立於　貴集團。我們亦已履行守則中的其他專業道德責任。我們相信，我們所獲得的審計憑證能充足及適當地為我們的審計意見提供基礎。

Independent Auditor's Report
獨立核數師報告

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

關鍵審計事項

關鍵審計事項是根據我們的專業判斷，認為對本期綜合財務報表的審計最為重要的事項。這些事項是在我們審計整體綜合財務報表及出具意見時進行處理的。我們不會對這些事項提供單獨的意見。我們對下述每一事項在審計中是如何應對的描述亦以此為背景。

我們已履行本報告*核數師就審計綜合財務報表承擔的責任*部分闡述的責任，包括與該等事項相關的責任。因此，我們的審計工作包括執行為應對評估的綜合財務報表存在重大錯誤陳述風險而設計的程序。我們的審計程序（包括為處理下文所述事項而執行的程序）所得結果，為我們對隨附綜合財務報表發表審計意見提供了基礎。

Assessment of impairment of long-term assets of self-operated stores
評估直營店的長期資產減值

Refer to Notes 11 and 12 to the consolidated financial statements and the accounting policies on pages 133 and 134.
請參閱綜合財務報表附註11及12及第133及134頁的會計政策。

The key audit matter 關鍵審計事項	How the matter was addressed in our audit 我們的審計如何處理該事項
The Company had property, plant and equipment and right-of-use assets related to self-operated stores of RMB753,371 thousand and RMB3,210,178 thousand, respectively, as of December 31, 2025. 截至2025年12月31日，貴公司的直營店相關的物業、廠房及設備以及使用權資產分別為人民幣753,371,000元及人民幣3,210,178,000元。	Our audit procedures to address this key audit matter included the following: 我們就該關鍵審計事項的審計程序包括：
As discussed in Note 2(h)(ii), each individual self-operated store is a separate cash-generating unit ("CGU"). For each CGU when an indication of impairment is identified, an impairment assessment will be performed by comparing the carrying value of the CGU with its recoverable amount. During the year ended December 31, 2025, the Company recognized an impairment loss of RMB35,611 thousand on the property, plant and equipment and right-of-use assets related to certain CGUs. 誠如附註2(h)(ii)所討論，單個直營店為單獨的現金產生單位（「現金產生單位」）。就出現減值跡象的現金產生單位而言，貴集團通過比較現金產生單位的賬面值及其可收回金額，進行減值評估。截至2025年12月31日止年度，貴公司就若干現金產生單位相關的物業、廠房及設備以及使用權資產確認減值虧損人民幣35,611,000元。	• We obtained an understanding, and evaluated the design and tested the operating effectiveness of internal controls over the Company's impairment assessment process including tests of controls over management's review of the market rental rates used in the impairment assessment. • 我們已了解並評估貴公司減值評估流程內部控制的設計，以及測試其營運有效性，當中包括對管理層審閱減值評估中所採用的市場租金水平的控制措施進行測試。 • To test the Company's impairment assessment, we performed audit procedures that included, among others, involving our valuation specialists in evaluating the methodology used in determining the recoverable amounts, and assessing the reasonableness of the significant assumption used by independently developing market rental rates on a sample basis. We tested the completeness and accuracy of underlying data used. We also performed sensitivity analyses on the significant assumption discussed above to evaluate the changes in the recoverable amount resulting from changes in the assumption.
Auditing management's impairment assessment was complex due to the estimation uncertainty involved in determining the recoverable amount of the related CGUs. The estimation uncertainty is primarily due to the underlying assumption used in estimating the recoverable amount, which is market rental rates. Changes in this assumption could have a material effect on the determination of the recoverable amount and, consequently, on the impairment assessment. 審計管理層的減值評估乃屬複雜，原因為確定現金產生單位可收回金額涉及估計的不確定性。估計的不確定性主要因估計可收回金額（市場租金水平）使用的相關假設。該假設的變動可能對可收回金額的釐定造成重大影響，繼而影響減值的評估。	• 為測試貴公司的減值評估，我們執行了審計程序，當中包括引入我們的估值專家評估釐定可收回金額所採用的方法，並透過按抽樣基準獨立測算市場租金，以評估所用重大假設的合理性。我們測試所用相關數據的完整性及準確性，亦對上述重要假設進行敏感性分析，評估假設變動造成的可收回金額的變動。

Independent Auditor's Report
獨立核數師報告

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

年報所載的其他資料

貴公司董事需對其他信息負責。其他信息包括刊載於年報內的全部信息，但不包括綜合財務報表及我們的核數師報告。

我們對綜合財務報表的意見並不涵蓋其他信息，我們亦不對該等其他信息發表任何形式的鑒證結論。

就我們對綜合財務報表的審計，我們的責任是閱讀其他信息，並在此過程中，考慮其他信息是否與綜合財務報表或我們在審計過程中所了解的情況存在重大抵觸或者似乎存在重大錯誤陳述的情況。基於我們已執行的工作，如果我們認為其他信息有重大錯誤陳述，我們需要報告該事實。在這方面，我們沒有任何報告。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據《國際會計準則》理事會頒佈的《國際財務報告準則》及香港《公司條例》的披露要求編製真實而中肯的綜合財務報表，並對其認為為使綜合財務報表的編製不存在由於欺詐或錯誤而導致的重大錯誤陳述所需的內部控制負責。

在編製綜合財務報表時， 貴公司董事負責評估 貴集團持續經營的能力，並在適用情況下披露與持續經營有關的事項，以及使用持續經營的會計基礎，除非 貴公司董事有意將 貴集團清盤或停止經營，或別無其他實際的替代方案。

審計委員會協助 貴公司董事履行監督 貴集團財務報告過程的職責。

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

核數師就審計綜合財務報表須承擔的責任

我們的目標,是就綜合財務報表整體是否不存在由於欺詐或錯誤而導致的重大錯誤陳述獲取合理保證,並出具包括我們意見的核數師報告。本報告僅向 閣下整體報告,不作其他用途。我們概不就本報告內容對任何其他人士負責或承擔法律責任。

合理保證是高水平的保證,但不能保證按《香港審計準則》進行的審計總能發現存在的重大錯誤陳述。錯誤陳述可以由欺詐或錯誤引起,如果合理預期該等錯誤陳述單獨或匯總起來可能影響該等綜合財務報表使用者依賴該等綜合財務報表所作出的經濟決定,則有關的錯誤陳述可被視作重大。

在根據《香港審計準則》進行審計的過程中,我們運用了專業判斷,保持了專業懷疑態度。我們亦:

• 識別及評估由於欺詐或錯誤而導致綜合財務報表存在重大錯誤陳述的風險,設計及執行審計程序以應對這些風險,以及獲取充足和適當的審計憑證,作為我們意見的基礎。由於欺詐可能涉及串謀、偽造、蓄意遺漏、虛假陳述,或凌駕於內部控制之上,因此未能發現因欺詐而導致的重大錯誤陳述的風險高於未能發現因錯誤而導致的重大錯誤陳述的風險。

• 了解與審計相關的內部控制,以制訂於各類情況下的適當審計程序,但並非對 貴集團內部控制的成效發表意見。

• 評價董事所採用會計政策的恰當性及作出會計估計和相關披露的合理性。

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

- 對董事採用持續經營會計基礎的恰當性作出結論，及根據所獲取的審計憑證，確定是否存在與事項或情況有關的重大不確定性，從而可能對　貴集團持續經營能力產生重大疑慮。如我們認為存在重大不確定性，則有必要在核數師報告中提請使用者注意綜合財務報表中的相關披露，或假若有關的披露資料不足，則修訂我們的意見。我們的結論是基於截至核數師報告日止所取得的審計憑證。然而，未來事項或產生的情況可能導致　貴集團不能持續經營。

- 評估綜合財務報表的整體列報方式、結構和內容，包括披露資料，以及綜合財務報表是否公允反映有關交易和事項。

- 計劃和執行集團審計，以獲取關於集團內實體或業務單位財務信息的充足、適當的審計憑證，作為對集團財務報表形成意見的基礎。我們負責指導、監督和覆核就集團審計目的而執行的審計工作。我們為審計意見承擔全部責任。

我們會與審計委員會就計劃的審計範圍、審計時間及重大審計發現等事項（包括我們在審計中發現的內部控制的重大缺陷）進行溝通。

我們還向審計委員會提交聲明，説明我們已符合有關獨立性的相關道德要求，並與其溝通有可能合理認為會影響我們獨立性的所有關係和其他事項，以及在適用的情況下，為採取消除威脅的行動及採用的防範措施。

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

從與審計委員會溝通的事項中，我們決定哪些事項對本期綜合財務報表的審計最為重要，因而構成關鍵審計事項。我們在核數師報告中描述這些事項，除非法律法規不允許公開披露該等事項，或在極少的情況下，因在我們報告中説明某項事宜的負面後果合理預期將超過進行相關説明的公眾利益，我們認為不應在我們報告説明該事宜的情況下則除外。

The engagement partner on the audit resulting in this independent auditor's report is Yin Guowei. (practising certificate number: P07371)

出具本獨立核數師報告的審計項目合夥人是殷國煒。（執業證書編號：P07371）

Ernst & Young
Certified Public Accountants
Hong Kong
April 24, 2026

安永會計師事務所
執業會計師
香港
2026年4月24日

Consolidated Statements of Profit or Loss
綜合損益表

(Expressed in thousands of Renminbi, except for per share data)
（以人民幣千元呈列，除每股數據外）

	Notes 附註	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元
Revenue 收入	5	16,994,025	21,443,827
Cost of sales 銷售成本	6	(9,356,965)	(11,795,708)
Gross profit 毛利		7,637,060	9,648,119
Other income 其他收入		21,595	19,377
Selling and distribution expenses 銷售及分銷開支	6	(3,519,534)	(5,265,758)
General and administrative expenses 一般及行政開支	6	(931,651)	(1,225,373)
Other net income 其他淨收入	7	114,696	195,610
Reversal of credit loss/(credit loss) on trade and other receivables 貿易及其他應收款項信貸虧損撥回／(信貸虧損)		2,469	(33,241)
Impairment loss on non-current assets 非流動資產減值虧損		(8,846)	(35,611)
Operating profit 經營利潤		3,315,789	3,303,123
Finance income 財務收入		118,672	104,421
Finance costs 財務成本		(92,915)	(430,930)
Net finance income/(costs) 財務收入／(成本)淨額	8	25,757	(326,509)
Share of profit/(loss) of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的利潤／(虧損)，稅後淨額		5,986	(834,453)
Changes in fair value of redemption liabilities 贖回負債公允價值變動		–	(158,491)
Other expenses 其他開支		–	(70,332)
Profit before taxation 稅前利潤		3,347,532	1,913,338
Income tax expense 所得稅開支	9	(712,104)	(703,524)
Profit for the year 年內利潤		2,635,428	1,209,814
Attributable to: 以下人士應佔：			
Equity shareholders of the Company 本公司權益股東		2,617,560	1,205,045
Non-controlling interests 非控股權益		17,868	4,769
Profit for the year 年內利潤		2,635,428	1,209,814
Earnings per share 每股盈利			
Basic earnings per share (RMB) 每股基本盈利（人民幣元）	10	2.11	0.98
Diluted earnings per share (RMB) 每股攤薄盈利（人民幣元）	10	2.10	0.98

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Consolidated Statements of Profit or Loss and Other Comprehensive Income
綜合損益及其他全面收益表

(Expressed in thousands of Renminbi, except for per share data)
（以人民幣千元呈列，除每股數據外）

	For the year ended December 31, 2024 截至2024年 12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年 12月31日止年度 RMB'000 人民幣千元
Profit for the year 年內利潤	2,635,428	**1,209,814**
Items that may be reclassified subsequently to profit or loss: 隨後可能重新分類至損益的項目：		
Exchange differences on translation of financial statements of foreign operations 換算海外業務財務報表的匯兌差額	19,128	**2,914**
Share of other comprehensive loss of equity-accounted investees 分佔以權益法入賬的被投資公司的其他全面虧損	–	**(1,046)**
Other comprehensive income for the year 年內其他全面收益	19,128	**1,868**
Total comprehensive income for the year 年內全面收益總額	2,654,556	**1,211,682**
Attributable to: 以下人士應佔：		
Equity shareholders of the Company 本公司權益股東	2,635,833	**1,210,528**
Non-controlling interests 非控股權益	18,723	**1,154**
Total comprehensive income for the year 年內全面收益總額	2,654,556	**1,211,682**

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Consolidated Statements of Financial Position
綜合財務狀況表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Notes 附註	As at December 31, 於12月31日	
		2024 2024年 RMB'000 人民幣千元	2025 2025年 RMB'000 人民幣千元
ASSETS 資產			
Non-current assets 非流動資產			
Property, plant and equipment 物業、廠房及設備	11	1,436,939	2,109,385
Right-of-use assets 使用權資產	12	4,172,083	5,121,039
Intangible assets 無形資產	13	8,802	94,951
Goodwill 商譽	14	21,418	223,187
Deferred tax assets 遞延稅項資產	9(c)	181,948	288,679
Other investments 其他投資	15	123,399	201,727
Trade and other receivables 貿易及其他應收款項	17	341,288	247,511
Term deposits 定期存款		140,183	–
Financial derivative assets 金融衍生資產	29	–	774,103
Interests in equity-accounted investees 以權益法入賬的被投資公司的權益	21	38,567	5,486,648
		6,464,627	14,547,230
Current assets 流動資產			
Other investments 其他投資	15	100,000	–
Inventories 存貨	16	2,750,389	3,691,238
Trade and other receivables 貿易及其他應收款項	17	2,207,013	3,307,129
Cash and cash equivalents 現金及現金等價物	18	6,328,121	6,817,129
Restricted cash 受限制現金	19	1,026	54,229
Term deposits 定期存款		268,952	216,567
		11,655,501	14,086,292
Total assets 資產總額		18,120,128	28,633,522
EQUITY 權益			
Share capital 股本	26(a)	94	94
Additional paid-in capital 資本公積	26(a)	4,683,577	2,887,905
Other reserves 其他儲備	26(b)	1,329,126	2,232,854
Retained earnings 留存收益		4,302,177	5,497,910
Equity attributable to equity shareholders of the Company 本公司權益股東應佔權益		10,314,974	10,618,763
Non-controlling interests 非控股權益		40,548	100,508
Total equity 權益總額		10,355,522	10,719,271

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Notes 附註	As at December 31, 於12月31日 2024 2024年 RMB'000 人民幣千元	As at December 31, 於12月31日 2025 2025年 RMB'000 人民幣千元
LIABILITIES 負債			
Non-current liabilities 非流動負債			
Contract liabilities 合同負債	5	35,145	**22,418**
Loans and borrowings 貸款及借款	22	4,310	**5,415,416**
Other payables 其他應付款項	23	59,842	**72,586**
Lease liabilities 租賃負債	24	1,903,137	**2,713,798**
Financial derivative liabilities 金融衍生負債	29	–	**1,184,050**
Deferred income 遞延收益		34,983	**33,053**
		2,037,417	**9,441,321**
Current liabilities 流動負債			
Loans and borrowings 貸款及借款	22	566,955	**1,751,018**
Trade and other payables 貿易及其他應付款項	23	3,943,988	**4,516,491**
Contract liabilities 合同負債	5	323,292	**388,746**
Lease liabilities 租賃負債	24	635,357	**950,784**
Deferred income 遞延收益		5,376	**965**
Current taxation 即期稅項		252,221	**291,245**
Redemption liabilities arising from preferred shares 自優先股產生的贖回負債	25	–	**573,681**
		5,727,189	**8,472,930**
Total liabilities 負債總額		7,764,606	**17,914,251**
Total equity and liabilities 權益及負債總額		18,120,128	**28,633,522**

Approved and authorized for issue by the board of directors on April 24, 2026.

經由董事會於2026年4月24日批准及授權刊發。

Ye Guofu
Executive Director and Chairman

Xu Lili
Independent director

葉國富
執行董事兼主席

徐黎黎
獨立董事

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Consolidated Statements of Changes in Equity
綜合權益變動表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Notes 附註	Attributable to equity shareholders of the Company 歸屬於本公司的權益股東										
		Share capital 股本	Additional paid-in capital 資本公積	Merger reserve 合併儲備	Treasury shares 庫存股份	Share-based payment reserve 以股份為基礎的付款儲備	Translation reserve 匯兌儲備	PRC statutory reserve 中國法定公積金	Retained earnings 留存收益	Total 合計	Non-controlling interests 非控股權益	Total equity 權益總額
		RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
		Note 26(a) 附註26(a)	Note 26(a) 附註26(a)	Note 26(b)(i) 附註26(b)(i)	Note 26(b)(v) 附註26(b)(v)	Note 26(b)(iii) 附註26(b)(iii)	Note 26(b)(ii) 附註26(b)(ii)	Note 26(b)(iv) 附註26(b)(iv)				
Balance at January 1, 2024 於2024年1月1日的結餘		95	6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217
Changes in equity for the year ended December 31, 2024 截至2024年12月31日止年度權益變動												
Profit for the year 年內利潤		-	-	-	-	-	-	-	2,617,560	2,617,560	17,868	2,635,428
Other comprehensive income for the year 年內其他全面收益		-	-	-	-	-	18,273	-	-	18,273	855	19,128
Total comprehensive income for the year 年內全面收益總額		-	-	-	-	-	18,273	-	2,617,560	2,635,833	18,723	2,654,556
Dividend declared and paid to equity shareholders of the Company 已宣派並支付予本公司權益股東的股息	26(d)	-	(1,244,251)	-	-	-	-	-	-	(1,244,251)	-	(1,244,251)
Dividend declared and paid to non-controlling interests 已宣派並支付予非控股權益的股息		-	-	-	-	-	-	-	-	-	(1,612)	(1,612)
Exercise of options and subscription of restricted share units 行使購股權及認購受限制股份單位	27	-*	649	-	-	-	-	-	-	649	-	649
Repurchase of shares 回購股份	26(b)(v)	-	-	-	(330,221)	-	-	-	-	(330,221)	-	(330,221)
Cancellation of shares 註銷股份	26(a)(iii)	(1)	(403,781)	-	403,782	-	-	-	-	-	-	-
Equity settled share-based transactions 以權益結算的股份支付交易	27	-	-	-	-	85,184	-	-	-	85,184	-	85,184
Appropriation to statutory reserve 提取法定公積金	26(b)(iv)	-	-	-	-	-	-	37,540	(37,540)	-	-	-
Acquisition of non-controlling interests 非控股權益收購		-	(415)	-	-	-	-	-	-	(415)	415	-
Balance at December 31, 2024 於2024年12月31日的結餘		94	4,683,577	117,912	(84,049)	1,045,090	42,034	208,139	4,302,177	10,314,974	40,548	10,355,522

* The amount was less than RMB1,000.

* 金額少於人民幣1,000元。

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Consolidated Statements of Changes in Equity
綜合權益變動表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

		Attributable to equity shareholders of the Company 歸屬於本公司的權益股東												
	Notes 附註	Share capital 股本 RMB'000 人民幣千元 Note 26(a) 附註26(a)	Additional paid-in capital 資本公積 RMB'000 人民幣千元 Note 26(a) 附註26(a)	Merger reserve 合併儲備 RMB'000 人民幣千元 Note 26(b)(i) 附註26(b)(i)	Treasury shares 庫存股份 RMB'000 人民幣千元 Note 26(b)(v) 附註26(b)(v)	Call option on equity 權益看漲期權 RMB'000 人民幣千元	Share-based payment reserve 以股份為基礎的付款儲備 RMB'000 人民幣千元 Note 26(b)(iii) 附註26(b)(iii)	Translation reserve 匯兌儲備 RMB'000 人民幣千元 Note 26(b)(ii) 附註26(b)(ii)	PRC statutory reserve 中國法定公積金 RMB'000 人民幣千元 Note 26(b)(iv) 附註26(b)(iv)	Share of other comprehensive loss of equity-accounted investees 分佔以權益法入賬的被投資公司的其他全面虧損 RMB'000 人民幣千元	Retained earnings 留存收益 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Non-controlling interests 非控股權益 RMB'000 人民幣千元	Total equity 權益總額 RMB'000 人民幣千元
Balance at January 1, 2025 於2025年1月1日的結餘		94	4,683,577	117,912	(84,049)	-	1,045,090	42,034	208,139	-	4,302,177	10,314,974	40,548	10,355,522
Changes in equity for the year ended December 31, 2025 截至2025年12月31日止年度的權益變動														
Profit for the year 年內利潤		-	-	-	-	-	-	-	-	-	1,205,045	1,205,045	4,769	1,209,814
Other comprehensive income for the year 年內其他全面收益		-	-	-	-	-	-	6,529	-	(1,046)	-	5,483	(3,615)	1,868
Total comprehensive income for the year 年內全面收益總額		-	-	-	-	-	-	6,529	-	(1,046)	1,205,045	1,210,528	1,154	1,211,682
Dividend declared and paid to equity shareholders of the Company 已宣派並支付予本公司權益股東的股息	26(d)	-	(1,357,748)	-	-	-	-	-	-	-	-	(1,357,748)	-	(1,357,748)
Repurchase of shares 回購股份	26(b)(v)	-	-	-	(549,237)	-	-	-	-	-	-	(549,237)	-	(549,237)
Cancellation of shares 註銷股份	26(a)(iv)	-*	(419,784)	-	419,784	-	-	-	-	-	-	-	-	-
Equity settled share-based transactions 以權益結算的股份支付交易	27	-	-	-	-	-	367,869	-	-	-	-	367,869	-	367,869
Issuance of shares in respect of vesting of restricted share units 就歸屬受限制股份單位發行股份	26(a)(v)	-*	-	-	-	-	-	-	-	-	-	-*	-	-*
Exercise of share options and subscription of restricted share units 行使購股權及認購受限制股份單位	27	-*	303	-	-	-	-	-	-	-	-	303	-	303
Recognization of Upper-strike call option 確認上限看漲期權	29	-	-	-	-	650,711	-	-	-	-	-	650,711	-	650,711
Capital contribution from non-controlling interests 非控股權益出資		-	-	-	-	-	-	-	-	-	-	-	6,980	6,980
Appropriation to statutory reserve 提取法定公積金	26(b)(iv)	-	-	-	-	-	-	-	9,312	-	(9,312)	-	-	-
Disposal of a subsidiary 出售附屬公司		-	-	-	-	-	-	-	(194)	-	-	(194)	-	(194)
Acquisition of non-controlling interests 非控股權益收購		-	(18,443)	-	-	-	-	-	-	-	-	(18,443)	14,838	(3,605)
Acquisition of a subsidiary with non-controlling interests 非控股權益附屬公司收購		-	-	-	-	-	-	-	-	-	-	-	36,988	36,988
Balance at December 31, 2025 於2025年12月31日的結餘		94	2,887,905	117,912	(213,502)	650,711	1,412,959	48,563	217,257	(1,046)	5,497,910	10,618,763	100,508	10,719,271

* The amount was less than RMB1,000.

* 金額少於人民幣1,000元。

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Consolidated Statements of Cash Flows
綜合現金流量表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Notes 附註	For the year ended December 31, 2024 截至2024年 12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年 12月31日止年度 RMB'000 人民幣千元
Cash flows from operating activities 經營活動所得現金流			
Cash generated from operations 經營所得現金	20(a)	2,995,609	**3,347,298**
Income tax paid 已付所得税		(827,275)	**(769,407)**
Net cash from operating activities 經營活動所得現金淨額		2,168,334	**2,577,891**
Cash flows from investing activities 投資活動所得現金流			
Payment for purchases of property, plant, equipment and intangible assets 購買物業、廠房及設備以及無形資產的付款		(762,538)	**(997,651)**
Proceeds from disposal of property, plant and equipment and intangible assets 處置物業、廠房及設備及無形資產的所得款項		12,446	**55,684**
Payments for purchases of other investments 購買其他投資的付款		(14,117,719)	**(24,957,607)**
Proceeds from disposal of other investments 處置其他投資所得款項		14,267,719	**25,062,179**
Placement of term deposits 存入定期存款		(302,158)	**(125,477)**
Release of term deposits 提取定期存款		213,521	**290,289**
Interest income 利息收入		112,404	**95,126**
Investment income from other investments 其他投資的投資收益		81,145	**103,675**
Loan to an equity-accounted investee 向以權益法入賬的被投資公司提供的貸款		(19,926)	**(34,072)**
Payments for investments in equity-accounted investees 以權益法入賬的被投資公司的投資付款		(18,148)	**(6,285,796)**
Acquisition of subsidiaries, net of cash acquired 收購附屬公司，扣除所得現金	28	–	**(225,856)**
Net cash used in investing activities 投資活動所用現金淨額		(533,254)	**(7,019,506)**

Consolidated Statements of Cash Flows
綜合現金流量表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Notes 附註	For the year ended December 31, 2024 截至2024年 12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年 12月31日止年度 RMB'000 人民幣千元
Cash flows from financing activities 融資活動所得現金流			
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of share options 股東注資、認購受限制股份、受限制股份單位和行使購股權所得款項		649	303
Proceeds from loans and borrowings 貸款及借款所得款項	20(b)	563,800	4,737,057
Repayment of loans and borrowings 償還貸款及借款	20(b)	(718)	(595,228)
Payment of capital element and interest element of lease liabilities 支付租賃負債的資本部分和利息部分	20(b)	(725,075)	(897,480)
Interest paid 已付利息	20(b)	–	(96,451)
Payments of repurchase of shares 回購股份款項		(313,416)	(535,249)
Dividends paid to equity shareholders of the Company 支付予本公司權益股東的股息	26(d)	(1,244,251)	(1,357,748)
Dividends paid to non-controlling interests 支付予非控股權益的股息		(1,612)	–
Payment for purchases of options 購買購股權的付款		–	(1,207,782)
Proceeds from issue of options 發行購股權的所得款項		–	650,711
Proceeds from issue of the Equity Linked Securities, net of issuance costs 發行股票掛鈎證券的所得款項，扣除發行成本後	20(b)	–	3,842,864
Proceeds from issue of preferred share 發行優先股的所得款項		–	424,862
Payment for acquisition of non-controlling interest 收購非控股權益的付款		–	(3,605)
Capital injection from non-controlling interests 非控股權益注資		–	6,980
Net cash (used in)/from financing activities 融資活動（所用）／所得現金淨額		(1,720,623)	4,969,234
Net (decrease)/increase in cash and cash equivalents 現金及現金等價物（減少）／增加淨額		(85,543)	527,619
Cash and cash equivalents at the beginning of the year 年初現金及現金等價物		6,415,441	6,328,121
Effect of movements in exchange rates on cash held 匯率變動對所持現金的影響		(1,777)	(38,611)
Cash and cash equivalents at the end of the year 年末現金及現金等價物	18	6,328,121	6,817,129

The accompanying notes are an integral part of these consolidated financial statements.

隨附附註為綜合財務報表的一部分。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外，以人民幣千元呈列)

1 GENERAL INFORMATION AND LIST OF PRINCIPAL SUBSIDIARIES

1.1 General information

MINISO Group Holding Limited (the "Company") was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company completed its initial public offering ("IPO") on October 15, 2020 and the Company's American Depositary Shares ("ADSs") have been listed on the New York Stock Exchange since then. Each ADS of the Company represents four ordinary shares. The Company's ordinary shares have also been listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") since July 13, 2022.

The accompanying consolidated financial statements comprise the Company and its subsidiaries (together, the "Group"). The Group is principally engaged in the retail and wholesale of lifestyle and pop toy products across the People's Republic of China (the "PRC") and other countries in Asia, America, and Europe, etc. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries.

In the opinion of the directors of the Company, the ultimate controlling shareholder of the Company is Mr. Ye Guofu.

1 一般資料及主要附屬公司名單

1.1 一般資料

名創優品集團控股有限公司(「本公司」)於2020年1月7日根據開曼群島法例第22章《公司法》(1961年第3號法例，經合併及修訂)於開曼群島註冊成立為獲豁免有限責任公司。本公司於2020年10月15日完成首次公開發售(「首次公開發售」)，且本公司的美國存託股(「美國存託股」)自此已在紐約證券交易所上市。本公司的每一份美國存託股代表四股普通股。本公司普通股亦於2022年7月13日在香港聯合交易所有限公司(「香港聯交所」)上市。

隨附綜合財務報表包括本公司及其附屬公司(統稱「本集團」)。本集團主要在中華人民共和國(「中國」)及亞洲、美洲、歐洲等其他國家從事生活家居產品以及潮流玩具產品的零售及批發業務。本公司自身不從事任何實質性經營活動，而是通過其附屬公司進行主要業務運營活動。

本公司董事認為，本公司的最終控股股東為葉國富先生。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

1 GENERAL INFORMATION AND LIST OF PRINCIPAL SUBSIDIARIES (continued)

1 一般資料及主要附屬公司名單（續）

1.2 List of principal subsidiaries

Set out below is a list of the Company's principal subsidiaries as at December 31, 2025:

1.2 主要附屬公司名單

下表載列本公司於2025年12月31日的主要附屬公司名單：

Company name 公司名稱	Place of incorporation/ establishment and business 註冊成立／成立及業務地點	Issued and paid-up capital 已發行及繳足股本	Group's effective interest (direct or indirect) 本集團的實際權益（直接或間接）	Principal activities 主營業務
MINISO Universal Holding Limited	BVI 英屬維爾京群島	USD- 美元–	100% 100%	Investment holding 投資控股
MINISO Global Holding Limited	BVI 英屬維爾京群島	USD- 美元–	100% 100%	Investment holding 投資控股
YGF Investment V Limited	BVI 英屬維爾京群島	RMB405,516 人民幣405,516元	100% 100%	Investment holding 投資控股
MINISO Development Hong Kong Limited	Hong Kong 香港	HKD- 港元–	100% 100%	Investment holding and wholesale of lifestyle products 投資控股及生活家居產品批發
MINISO Investment Hong Kong Limited 名創優品投資香港有限公司	Hong Kong 香港	HKD80,100,000 80,100,000港元	100% 100%	Investment holding and wholesale of lifestyle products 投資控股及生活家居產品批發
MINISO Hong Kong Limited 名創優品（香港）有限公司	Hong Kong 香港	HKD350,000,000 350,000,000港元	100% 100%	Wholesale of lifestyle products 生活家居產品批發
YGF Investment V Hong Kong Limited	Hong Kong 香港	RMB8,272 人民幣8,272元	100% 100%	Investment holding 投資控股

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

1 GENERAL INFORMATION AND LIST OF PRINCIPAL SUBSIDIARIES (continued)

1.2 List of principal subsidiaries (continued)

1 一般資料及主要附屬公司名單（續）

1.2 主要附屬公司名單（續）

Company name 公司名稱	Place of incorporation/establishment and business 註冊成立／成立及業務地點	Issued and paid-up capital 已發行及繳足股本	Group's effective interest (direct or indirect) 本集團的實際權益（直接或間接）	Principal activities 主營業務
MINISO Life Style Private Limited	India	INR669,540,570	100%	Wholesale and retail of lifestyle products
	印度	669,540,570印度盧比	100%	生活家居產品批發及零售
USA MINISO Depot Inc.	United States	USD67,041,441	100%	Wholesale and retail of lifestyle products
	美國	67,041,441美元	100%	生活家居產品批發及零售
Pt. MINISO Lifestyle Trading Indonesia	Indonesia	IDR53,289,350,000	67%	Wholesale and retail of lifestyle products
	印度尼西亞	53,289,350,000印尼盾	67%	生活家居產品批發及零售
MIHK Management Inc.	Canada	CAD73,923,820	100%	Wholesale and retail of lifestyle products
	加拿大	73,923,820加元	100%	生活家居產品批發及零售
Miniso Lifestyle Singapore Private Limited	Singapore	SGD3,000	100%	Wholesale and retail of lifestyle products
	新加坡	3,000新元	100%	生活家居產品批發及零售
MINISO (Guangzhou) Co., Ltd. (i)(ii)	PRC	RMB139,693,019	100%	Wholesale and retail of lifestyle products
名創優品（廣州）有限責任公司(i)(ii)	中國	人民幣139,693,019元	100%	生活家居產品批發及零售

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

1 GENERAL INFORMATION AND LIST OF PRINCIPAL SUBSIDIARIES (continued)

1 一般資料及主要附屬公司名單（續）

1.2 List of principal subsidiaries (continued)

1.2 主要附屬公司名單（續）

Company name 公司名稱	Place of incorporation/ establishment and business 註冊成立╱成立及業務地點	Issued and paid-up capital 已發行及繳足股本	Group's effective interest (direct or indirect) 本集團的實際權益（直接或間接）	Principal activities 主營業務
MINISO Youxuan Technology (Guangzhou) Co., Ltd. (ii) 名創優選科技（廣州）有限公司(ii)	PRC 中國	RMB10,000,000 人民幣10,000,000元	100% 100%	Online sales of lifestyle products 生活家居產品線上銷售
MINISO International (Guangzhou) Co., Ltd. (ii) 名創優品國際（廣州）有限公司(ii)	PRC 中國	RMB65,000,000 人民幣65,000,000元	100% 100%	Wholesale of lifestyle products 生活家居產品批發
MINISO (Hengqin) Enterprise Management Co., Ltd. (ii) 名創優品（橫琴）企業管理有限公司(ii)	PRC 中國	RMB10,000,000 人民幣10,000,000元	100% 100%	Brand licensing 品牌特許
TOP TOY International Group Limited	Cayman Islands 開曼群島	USD8,800 8,800美元	86.9% 86.9%	Investment holding 投資控股
TOP TOY Group Holding Limited	Cayman Islands 開曼群島	USD- 美元–	100% 100%	Investment holding 投資控股
TOP TOY Universal Holding Limited	BVI 英屬維爾京群島	USD- 美元–	100% 100%	Investment holding 投資控股
TOP TOY HK Limited	Hong Kong 香港	HKD- 港元–	100% 100%	Wholesale of pop toy products 潮流玩具產品批發
TOP TOY (Guangdong) Cultural Creativity Co., Ltd. (Formerly known as TOP TOY (Guangdong) Technology Co., Ltd.) (ii) 那是家大潮玩（廣東）文化創意有限公司（曾用名：那是家大潮玩（廣東）科技有限公司）(ii)	PRC 中國	RMB5,000,000 人民幣5,000,000元	100% 100%	Wholesale and retail of pop toy products 潮流玩具產品批發及零售

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

1 GENERAL INFORMATION AND LIST OF PRINCIPAL SUBSIDIARIES (continued)

1.2 List of principal subsidiaries (continued)

1 一般資料及主要附屬公司名單（續）

1.2 主要附屬公司名單（續）

Company name 公司名稱	Place of incorporation/ establishment and business 註冊成立／成立及業務地點	Issued and paid-up capital 已發行及繳足股本	Group's effective interest (direct or indirect) 本集團的實際權益（直接或間接）	Principal activities 主營業務
Mingyou Industrial Investment (Guangzhou) Co., Ltd. (i)(ii)	PRC	RMB2,126,000,000	100%	Development of headquarters building
名優產業投資（廣州）有限公司(i)(ii)	中國	人民幣2,126,000,000元	100%	總部大廈開發
Guangdong Juncai International Trading Co., Ltd (ii)	PRC	RMB2,808,118,134	100%	Investment holding
廣東駿才國際商貿有限公司(ii)	中國	人民幣2,808,118,134元	100%	投資控股

Notes:

(i) These entities are wholly-owned foreign companies established in the PRC.

(ii) These entities are limited liability companies established in the PRC.

附註：

(i) 該等實體均為於中國成立的外商獨資公司。

(ii) 該等實體均為於中國成立的有限責任公司。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES

(a) Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as approved by the International Accounting Standards Board ("IASB"), and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

Material accounting policies adopted by the Group are disclosed below. The Group has consistently applied these accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

The IASB has issued certain amendments to IFRS Accounting Standards that are first effective or available for early adoption for the current accounting period of the Group. Note 2(c) provides information on any changes in accounting policies resulting from initial application of these amendments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

(b) Basis of preparation

The Company has adopted December 31 as its financial year end date.

The measurement basis used in the preparation of the financial statements is the historical cost basis except for financial instruments that are measured at fair value, as explained in the accounting policies below.

2 重大會計政策

(a) 合規聲明

隨附綜合財務報表乃按國際會計準則理事會（「國際會計準則理事會」）批准的《國際財務報告準則會計準則》編製，且根據香港《公司條例》的披露規定妥為編製。該等財務報表亦遵守《香港聯合交易所有限公司證券上市規則》的適用披露條文。

本集團採用的重大會計政策披露如下。除非另有説明，否則本集團於綜合財務報表呈列的所有期間始終採用該等會計政策。

國際會計準則理事會已頒佈若干經修訂《國際財務報告準則會計準則》，並於本集團的當前會計期間首次生效或可供提前採納。在與本集團有關的範圍內首次應用這些經修訂的準則所引致當前會計期間的任何會計政策變動，已於本財務報表內反映，有關資料載列於附註2(c)。

(b) 編製基準

本公司已採納12月31日作為其財政年度結算日。

編製財務報表採用的計量基準為歷史成本法，惟下文會計政策所述按公允價值計量的金融工具除外。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(c) Changes in accounting policies

The Group has adopted amendments to IAS 21 *Lack of Exchangeability* for the first time for the current year's financial statements. The amendments do not have a material effect on how the Group's results and financial position for the current or prior periods have been prepared or presented.

The Group has not early adopted any other standard or amendment that has been issued but is not yet effective for the year ended December 31, 2025 as set out in Note 36.

(d) Basis of consolidation

(i) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

2 重大會計政策（續）

(c) 會計政策變更

本集團在本年度財務報表首次採納《國際會計準則》第21號*缺乏兌換性*（修訂本），該修訂本並未對本集團編製或呈列當期或過往期間的業績及財務狀況的方式產生重大影響。

誠如附註36所載，截至2025年12月31日止年度，本集團並未提前採納已頒佈但尚未生效的其他準則或修訂本。

(d) 綜合基準

(i) 附屬公司及非控股權益

附屬公司為受本集團控制的實體。如果本集團因其參與某一實體事務而可獲取或有權收取可變回報並可通過其對該實體擁有的權力影響該等回報，則本集團控制該實體。在評估本集團是否擁有權力時，只考慮實質性權利（由本集團和其他各方持有）。

附屬公司的財務報表自控制權開始之日起至控制權終止之日均包含於綜合財務報表中。集團內部餘額、交易及現金流，以及集團內部交易所產生的任何未變現利潤，在編製綜合財務報表時均全數抵銷。集團內交易產生的未變現虧損僅在並無出現減值跡象的情況下以與未變現收益相同的方法予以抵銷。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(i) Subsidiaries and non-controlling interests (continued)

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Non-controlling interests are measured initially at their proportionate share of the subsidiary's net identifiable assets at the date of acquisition.

Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of profit or loss and consolidated statements of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the equity shareholders of the Company.

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost.

In the Company's statements of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2(h)(ii)).

2 重大會計政策（續）

(d) 綜合基準（續）

(i) 附屬公司及非控股權益（續）

非控股權益指非直接或間接歸屬於本公司的附屬公司權益，且本集團就此並無與該等權益持有人協議任何額外條款，致使本集團整體須就該等權益承擔符合金融負債定義的合同責任。非控股權益按其於收購日在附屬公司可辨認淨資產所佔的比例進行初始計量。

非控股權益於綜合財務狀況表的權益內呈列，獨立於本公司權益股東應佔權益。本集團業績的非控股權益乃於綜合損益表及綜合損益及其他全面收益表列作本公司非控股權益及權益股東之間的期內利潤或虧損總額及全面收益總額的分配結果。

當本集團喪失對附屬公司的控制權時，其終止確認該附屬公司的資產及負債，以及任何相關的非控股權益和其他權益組成部分。任何所產生收益或虧損於損益中確認。於前附屬公司保留的任何權益在喪失控制權時按公允價值計量。

於本公司的財務狀況表中，於附屬公司的投資乃按成本扣除減值虧損列賬（請參閱附註2(h)(ii)）。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2   MATERIAL ACCOUNTING POLICIES
(continued)

(d)   Basis of consolidation (continued)

(ii)   Interests in associates and joint ventures

The Group's interests in equity-accounted investees comprises interests in associates and joint ventures.

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

2   重大會計政策（續）

(d)   綜合基準（續）

(ii)   於聯營公司及合資企業的權益

本集團以權益法入賬的被投資公司權益包括於聯營公司及合資企業的權益。

聯營公司是指本集團或本公司對其管理（包括參與財務和經營政策決策）具有重大影響，但不控制或共同控制其管理層的實體。

合資企業是一種合資安排，其中對該安排擁有共同控制權的各方對合資企業的淨資產享有權利。共同控制是指根據合約約定對某項安排所進行的控制權分享，此種情況僅在相關活動的決策須經共享控制權的各方一致同意時方成立。

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(ii) Interests in associates and joint ventures (continued)

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group's investments in its associates and joint ventures are accounted for using the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group's equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (see Note 2(h)(ii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the Group's share of the post-acquisition, post-tax results of the investees and any impairment losses for the reporting period are recognized in the consolidated statements of profit or loss, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognized in the consolidated statements of profit or loss and other comprehensive income.

2 重大會計政策（續）

(d) 綜合基準（續）

(ii) 於聯營公司及合資企業的權益（續）

在判定重大影響力或共同控制時所考慮的因素，與判定對附屬公司之控制權時所需考慮的因素相似。本集團於其聯營公司及合資企業的權益採用權益法核算。根據權益法，投資最初按成本入賬，並就本集團應得的被投資公司可辨認淨資產收購日的公允價值超出投資成本的部分（如有）進行調整。投資成本包括購買價、直接產生自獲得投資的其他成本及構成本集團權益投資一部分的對聯營公司或合營企業的任何直接投資。此後，該投資會就本集團應佔被投資公司資產淨值於收購後的變動及與投資有關之任何減值虧損作出調整（請參閱附註2(h)(ii)）。於每個報告日，本集團評估是否有任何客觀證據表明該投資已經減值。收購當日超出成本的任何部分、本集團報告期間應佔被投資公司收購後的稅後業績以及任何減值虧損於綜合損益表內確認，而本集團應佔被投資公司收購後的稅後其他全面收益項目於綜合損益及其他全面收益表內確認。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(ii) Interests in associates and joint ventures (continued)

When the Group's share of losses exceeds its interest in associates and joint ventures, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Group's net investment in the associate and joint venture, after applying the ECL model to such other long-term interests where applicable (see Note 2(h)(i)).

Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent there is no evidence of impairment.

(iii) Goodwill

Goodwill represents the excess of:

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

2 重大會計政策（續）

(d) 綜合基準（續）

(ii) 於聯營公司及合資企業的權益（續）

當本集團應佔聯營公司及合資企業的虧損超出應佔權益時，本集團的權益將調減至零，並且不再確認其他虧損，但如本集團已承擔法定或推定責任，或代表被投資公司付款則除外。就此而言，本集團的權益是按權益法計算的投資賬面金額加上實質上屬於本集團對聯營公司及合資企業投資淨額一部分的任何其他長期權益（如適用，將預期信貸虧損模式應用於該等其他長期權益後）（請參閱附註2(h)(i)）。

與按權益法入賬被投資公司進行交易所產生的未變現收益與投資對銷，惟以本集團於被投資公司的權益為限。未變現虧損的抵銷方法與未變現收益相同，但抵銷額只限於沒有證據顯示已出現減值的部分。

(iii) 商譽

商譽指以下差額：

(i) 轉讓對價的公允價值、被收購方的任何非控股權益的金額及本集團先前持有的被收購方股權的公允價值的總和；超過

(ii) 被購買方在購買日計量的可辨認資產和負債的公允價值淨額。

當(ii)大於(i)時，該差額立即於損益中確認為低價購買的收益。

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(iii) Goodwill (continued)

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see Note 2(h)(ii)).

On disposal of a cash-generating unit during the reporting period, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(iv) Business combinations

Except for business combinations under common control, the Group accounts of business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see Note 2(d)(i)). In determining whether a particular set of activities and assets is a business, the Group assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a 'concentration test' that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset of group of similar identifiable assets.

2 重大會計政策（續）

(d) 綜合基準（續）

(iii) 商譽（續）

商譽按成本減累計減值虧損列報。企業合併產生的商譽分配至各現金產生單位或現金產生單位組別，其預期將由合併之協同效益獲益並每年就減值進行測試（請參閱附註2(h)(ii)）。

於報告期間出售現金產生單位時，購買商譽的任何應佔金額計入出售損益。

(iv) 企業合併

除同一控制下的企業合併外，當所收購的一組活動和資產符合業務的定義且控制權轉移至本集團時，採用收購法對企業合併進行核算（請參閱附註2(d)(i)）。在確定一組特定的活動和資產是否為一項業務時，本集團評估所收購的一組資產和活動是否至少包括投入和實質性過程，以及所收購的一組資產是否有能力產生產出。

本集團可以選擇應用「集中測試」，以簡化評估所收購的一組活動和資產是否為一項業務。如取得的資產總額的公允價值幾乎全部集中在一組類似可辨認資產中的一項可辨認資產，則滿足選擇性集中測試。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(d) Basis of consolidation (continued)

(v) Asset acquisition

Groups of assets acquired and liabilities assumed are assessed to determine if they are business or asset acquisitions. On an acquisition-by-acquisition basis, the Group chooses to apply a simplified assessment of whether an acquired set of activities and assets is an asset rather than business acquisition, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

When a group of assets acquired and liabilities assumed do not constitute a business, the overall acquisition cost is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition. An exception is when the sum of the individual fair values of the identifiable assets and liabilities differs from the overall acquisition cost. In such case, any identifiable assets and liabilities that are initially measured at an amount other than cost in accordance with the Group's policies are measured accordingly, and the residual acquisition cost is allocated to the remaining identifiable assets and liabilities based on their relative fair values at the date of acquisition.

When acquiring assets by obtaining a controlling interest in a legal entity that does not constitute a business as a step acquisition, the previously held equity interest is included as part of the cost of the acquisition and is not remeasured.

2 重大會計政策（續）

(d) 綜合基準（續）

(v) 資產收購

對收購的資產組別及承擔的負債進行評估，以確定其為業務或資產收購。在逐項收購的基礎上，當所收購的資產總額的大部分公允價值都集中於單一的可辨認資產或類似可辨認資產組別中時，本集團選擇採用簡化的評估方法以確定所收購的一組活動和資產是否為資產而非業務收購。

當取得的一組資產和承擔的負債不構成業務時，按照收購日的相對公允價值，將整體收購成本分攤至單項可辨認資產和負債。可辨認資產和負債的個別公允價值之和不同於整體收購成本時除外。在該等情況下，任何成本以外的金額根據本集團的政策進行初始計量的可辨認資產和負債均應進行相應計量，剩餘收購成本根據其在收購日的相對公允價值分配給剩餘的可辨認資產和負債。

當通過獲得不構成分步收購業務的法人實體的控股權益來收購資產時，原先持有的股權被計入收購成本的一部分，且不重新計量。

2 MATERIAL ACCOUNTING POLICIES (continued)

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (see Note 2(h)(ii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

No depreciation is provided in respect of the construction in progress.

The estimated useful lives of property, plant and equipment are as follows:

Apartments	30 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office equipment	2 – 5 years
Store operating equipment	2 – 5 years
Motor vehicles	3 – 5 years
Moulds	1 – 2 years

Amortization methods, useful lives and residual values, if any, are reviewed at each reporting date and adjusted if appropriate.

2 重大會計政策（續）

(e) 物業、廠房及設備

物業、廠房及設備按成本減累計折舊及累計減值虧損列賬（請參閱附註2(h)(ii)）。

物業、廠房及設備自建項目成本包括材料成本、直接人工成本、拆卸及搬遷項目以及恢復項目所在地原貌的成本的初步估計（如有關）及適當比例的生產經常性開支。

因報廢或出售物業、廠房及設備項目而產生的收益或虧損按出售所得款項淨額與項目賬面金額之間的差額確定，並於報廢或出售當日於損益內確認。

折舊的計算方法為採用直線法撇銷物業、廠房及設備項目於其估計可使用年期內的成本減估計剩餘價值（如有），並一般於損益中確認。

在建工程不計提折舊。

物業、廠房及設備的估計可使用年期如下：

公寓	30年
租賃裝修	資產的租賃期或估計可使用年期中的較短者
辦公室設備	2至5年
門店運營設備	2至5年
機動車輛	3至5年
模具	1至2年

於各報告日期對攤銷方式、可使用年期及剩餘價值（如有）進行審查並視需要作出調整。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(f) Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses (see Note 2(h)(ii)).

Amortization is calculated to write off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in profit or loss. Their estimated useful lives of intangible assets are as follows:

Software	5 years
Intellectual property rights	10 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(g) Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee

Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

2 重大會計政策（續）

(f) 無形資產

本集團收購的無形資產按成本減累計攤銷（若估計可使用年期有限）及累計減值虧損（請參閱附註2(h)(ii)）列賬。

攤銷的計算方法為採用直線法撇銷可使用年期有限的無形資產於其估計可使用年期內的成本，並且通常於損益中確認。無形資產的估計可使用年期如下：

軟件	5年
知識產權	10年

於各報告日期對攤銷方式及可使用年期進行審查並視需要作出調整。

(g) 租賃資產

在合約開始時，本集團會評估該合約是否屬於或包含租賃。倘一份合約轉移於一段時間內使用已確認資產的控制權以換取對價，則該合約屬於或包含租賃。如客戶既有權指示已確定資產的使用，又有權從該使用中獲得絕大部分經濟利益，則控制權被轉移。

作為承租人

當合約包含租賃組成部分和非租賃組成部分時，本集團選擇不將非租賃組成部分分開，並將每個租賃組成部分和任何關聯的非租賃組成部分作為所有租賃的單一租賃組成部分進行列賬。

在租賃開始日期，本集團確認使用權資產和租賃負債，但不包括租賃期不超過12個月的短期租賃和低價值資產租賃。當本集團就一項低價值資產訂立租約時，本集團決定是否以逐項租賃為基準對該租賃進行資本化。與未資本化的租賃相關的租賃付款在租賃期內系統地確認為開支。

2 MATERIAL ACCOUNTING POLICIES (continued)

(g) Leased assets (continued)

As a lessee (continued)

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)). Depreciation is calculated to write off the cost of items of right-of-use assets, using the straight-line method over the unexpired lease term.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

2 重大會計政策（續）

(g) 租賃資產（續）

作為承租人（續）

當租賃資本化時，租賃負債按租賃期內應付租賃付款的現值進行初始確認，並使用租賃中隱含的利率進行折現，如果無法輕易確定該利率，則採用相關的增量借款利率。初始確認後，租賃負債按攤銷成本計量，利息開支採用實際利率法計算。不依賴指數或利率的可變租賃付款不包括在租賃負債的計量中，因此在其產生的會計期間自損益中扣除。

當租賃資本化時確認的使用權資產初步按成本計量，成本包括租賃負債的初始金額加上於開始日或之前支付的任何租賃付款，以及產生的任何初始直接成本。在適用的情況下，使用權資產的成本還包括拆除和移除相關資產或恢復相關資產或其所在場所的成本估算，折現至其現值，減去獲得的任何租賃激勵。使用權資產隨後按成本減去累計折舊和減值虧損（請參閱附註2(h)(ii)）列賬。折舊的計算方法為採用直線法攤銷使用權資產於未屆滿租賃期內的項目成本。

當指數或利率的變動導致未來租賃付款發生變化，或本集團對剩餘價值擔保項下預期應付金額的估計發生變化，或重新評估本集團是否有合理把握行使購買、延期或終止選擇權而發生變化時，租賃負債將被重新計量。租賃負債按此方式重新計量時，會對使用權資產的賬面金額進行相應調整，如果使用權資產賬面金額已減為零，則計入損益。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(g) Leased assets (continued)

As a lessee (continued)

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract ("lease modification") that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions that occurred as a direct consequence of the COVID-19 pandemic and met the conditions set out in paragraph 46B of IFRS 16 *Leases*. In such cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognized the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.

The Group presents right-of-use assets and presents lease liabilities separately in the consolidated statements of financial position.

(h) Credit losses and impairment of assets

(i) Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit losses (ECLs) on financial assets measured at amortized cost (including cash and cash equivalents, restricted cash, term deposits, trade and other receivables).

Other financial assets measured at fair value through profit or loss, including other investments, are not subject to the ECL assessment.

2 重大會計政策（續）

(g) 租賃資產（續）

作為承租人（續）

當租賃範圍或租賃對價發生變動，而該變動未在租賃合約中作出初始規定（「租賃修改」）且未作為單獨租賃列賬時，租賃負債亦將被重新計量。在這種情況下，租賃負債按修改後的租賃付款和租賃期限，使用修改後的折現率在修改生效日重新計量。但因COVID-19疫情而直接產生並符合《國際財務報告準則》第16號*租賃*第46B段所列條件的任何租金減免為唯一例外。在這種情況下，本集團利用實際權宜法，不評估租金減免是否屬於租賃修改，並在觸發租金減免的事件或條件發生期間，於損益中將對價變動確認為負可變租賃付款。

本集團在綜合財務狀況表中列報使用權資產，並單獨列示租賃負債。

(h) 信貸虧損和資產減值

(i) 金融工具信貸虧損

本集團就以攤銷成本計量的金融資產（包括現金及現金等價物、受限制現金、定期存款、貿易及其他應收款項）的預期信貸虧損確認虧損撥備。

以公允價值計量且其變動計入當期損益的其他金融資產（包括其他投資）無需進行預期信貸虧損評估。

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments (continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

• fixed-rate financial assets and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

• 12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

• lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(i) 金融工具信貸虧損（續）

預期信貸虧損的計量

預期信貸虧損是以概率加權估計的信貸虧損。信貸虧損按所有預期現金差額（即根據合約應付本集團的現金流與本集團預期收取現金流之間的差額）的現值計量。

如折現的影響重大，則預期現金差額將按以下折現率折現：

• 固定利率金融資產和貿易及其他應收款項：初始確認時確定的實際利率或其近似值。

估計預期信貸虧損時所考慮的最長期限為本集團面臨信貸風險的最長合約期。

在計量預期信貸虧損時，本集團考慮合理及有理據而無需付出過多的成本或努力即可獲得的資料，包括過往事件、當前狀況及未來經濟狀況預測等資料。

預期信貸虧損基於以下基準計量：

• 12個月的預期信貸虧損：預計在報告日期後12個月內可能發生的違約事件造成的虧損；及

• 整個存續期的預期信貸虧損：預計該等採用預期信貸虧損模式的項目在整個預期存續期內所有可能發生的違約事件造成的虧損。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments (continued)

Measurement of ECLs (continued)

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or (ii) the financial asset is 30 days past due. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(i) 金融工具信貸虧損（續）

預期信貸虧損的計量（續）

貿易應收款項的虧損撥備總是按相等於整個存續期的預期信貸虧損金額計量。該等金融資產的預期信貸虧損使用基於本集團歷史信貸虧損經驗的撥備矩陣估計，並按在報告日期債務人的特定因素及對當前和預測整體經濟狀況的評估予以調整。

對於所有其他金融工具，本集團確認相當於12個月預期信貸虧損的虧損撥備，除非自初始確認後金融工具的信貸風險大幅增加，否則在此情況下虧損撥備會以相等於整個存續期的預期信貸虧損金額計量。

信貸風險顯著增加

在評估金融工具的信貸風險自初始確認後是否顯著增加時，本集團將於報告日期評估的金融工具的違約風險與於初始確認日評估的金融工具的違約風險進行比較。在進行此項重新評估時，本集團認為，當(i)借款人不大可能在本集團不執行追索權採取變現抵押品（如持有）等行動的情況下向本集團悉數支付其信貸債務；或(ii)金融資產逾期30天時，則構成違約事件。本集團會考慮合理及有理據的定量及定性資料，包括歷史經驗及無需付出過多的成本或努力即可獲得的前瞻性資料。

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments (continued)

Significant increases in credit risk (continued)

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

- failure to make payments of principal or interest on their contractually due dates;

- an actual or expected significant deterioration in a financial instrument's external or internal credit rating (if available);

- an actual or expected significant deterioration in the operating results of the debtor; and

- existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor's ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument's credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(i) 金融工具信貸虧損（續）

信貸風險顯著增加（續）

具體而言，在評估信貸風險自初始確認後是否顯著增加時，會考慮以下信息：

- 未能在合約到期日支付本金或利息；

- 金融工具的外部或內部信貸評級（如有）實際或預期顯著惡化；

- 債務人的經營業績實際或預期顯著惡化；及

- 技術、市場、經濟或法律環境的現有或預期變化對債務人履行對本集團責任的能力產生重大不利影響。

根據金融工具的性質，判斷信貸風險是否顯著增加的評估按個別基準或集體基準進行。當評估以集體基準進行時，會按照金融工具的共同信貸風險特徵（例如逾期狀態及信貸風險評級）分類。

預期信貸虧損於各報告日期重新計量，以反映自初始確認後金融工具信貸風險的變化。預期信貸虧損金額的任何變化均在損益中確認為減值收益或虧損。本集團確認所有金融工具的減值收益或虧損，並通過虧損撥備科目相應調整其賬面金額。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments (continued)

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(u)(iii) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

- significant financial difficulties of the debtor;

- a breach of contract, such as a default or past due event;

- it is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

- the disappearance of an active market for a security because of financial difficulties of the issuer.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(i) 金融工具信貸虧損（續）

利息收入的計算基準

根據附註2(u)(iii)確認的利息收入按金融資產的賬面總值計算，除非金融資產出現信貸減值，否則在此情況下利息收入按金融資產的攤銷成本（即賬面總值減虧損撥備）計算。

於各報告日期，本集團會評估金融資產是否發生信貸減值。當發生一項或多項對金融資產估計未來現金流產生不利影響的事件時，金融資產即出現信貸減值。

金融資產出現信貸減值的證據包括以下可觀察事件：

- 債務人發生重大財務困難；

- 違反合約，如違約或逾期事件；

- 借款人很可能破產或進行其他財務重組；

- 技術、市場、經濟或法律環境的重大變動對債務人構成不利影響；或

- 發行人陷入財務困難導致證券失去活躍市場。

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments (continued)

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(ii) Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- right-of-use assets;
- intangible assets;
- goodwill;
- interests in equity-accounted investees; and
- investments in subsidiaries in the Company's statement of financial position.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(i) 金融工具信貸虧損（續）

撇銷政策

若無實際收回可能，則（部分或全部）撇銷該金融資產的賬面總值。這種情況通常發生在本集團確定債務人沒有資產或收入來源可產生足夠的現金流以償還將被撇銷的金額。

過往撇銷資產的後續回收在回收期間於損益確認為減值撥回。

(ii) 其他非流動資產減值

本集團於各報告期末均會審閱內部及外部資料來源，以識別下列資產是否出現減值跡象，或先前確認的減值虧損是否不再存在或可能已經減少：

- 物業、廠房及設備；
- 使用權資產；
- 無形資產；
- 商譽；
- 以權益法入賬的被投資公司權益；及
- 本公司財務狀況表中於附屬公司的投資。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(h) Credit losses and impairment of assets (continued)

(ii) Impairment of other non-current assets (continued)

For cash-generating units ("CGUs") where an indication of impairment is identified, an impairment assessment is performed by comparing the carrying value of the CGUs with their recoverable amounts. If the carrying value of the CGUs exceeds their recoverable amounts, the Company writes down the assets which belong to the CGUs to the estimated recoverable amounts.

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount of an asset or a CGU.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment losses are credited to profit or loss in the periods in which the reversals are recognized.

- Determination of CGUs
  Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs (e.g., the Group's individual self-operated stores).

- Calculation of recoverable amount
  The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal and value in use.

2 重大會計政策（續）

(h) 信貸虧損和資產減值（續）

(ii) 其他非流動資產減值（續）

對於識別出減值跡象的現金產生單位（「CGU」），將通過比較CGU的賬面價值與其可回收金額來進行減值評估。如果CGU的賬面價值超過其可回收金額，本公司將屬於CGU的資產減記至預計的可回收金額。

倘用以釐定一項資產或CGU可回收金額的估計出現有利變動，將撥回減值虧損。

所撥回的減值虧損以假設過往年度並無確認減值虧損而原應釐定的資產賬面價值為限。所撥回減值虧損於確認撥回的年度計入損益。

- 現金產生單位的確定
  資產被分組到能夠產生來自持續使用之現金流入的最小資產群組中，這些現金流入在很大程度上獨立於其他資產或現金產生單位的現金流入（例如，本集團的個別直營店）。

- 計算可收回金額
  資產或現金產生單位的可收回金額為其公允價值減出售成本與使用價值之間的較高者。

2 MATERIAL ACCOUNTING POLICIES (continued)

(i) Inventories

Inventories are finished goods which are held for sale, including the products placed at franchisees' stores, and low value consumables to be consumed in the ordinary course of business.

Inventories are carried at the lower of cost and net realizable value.

Cost of inventories is calculated using the weighted average method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

The amount of any write-down of inventories to net realizable value is recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(j) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(u)). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2(k)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

2 重大會計政策（續）

(i) 存貨

存貨是指持有待出售的製成品，包括加盟商門店銷售的產品以及日常業務過程中消耗的低價消耗品。

存貨按成本和可變現淨值二者中的較低者列賬。

存貨成本採用加權平均法計算。

可變現淨值指日常業務過程中的估計售價扣除進行銷售必要的估計成本。

售出存貨時，該等存貨的賬面金額在確認相關收入的期間確認為開支。

任何存貨減值至可變現淨值的金額於發生減值期間確認為開支。任何存貨減值撥回金額確認為於發生撥回期間確認為開支的存貨金額減少。

(j) 合約負債

合約負債在客戶於本集團確認相關收入（請參閱附註2(u)）前支付不予退還對價時確認。若本集團在確認相關收入前有無條件收取不予退還對價的權利，則合約負債亦將予以確認。在該情況下，亦須確認相應應收款項（請參閱附註2(k)）。

就與客戶簽訂的單份合同而言，須呈列合約資產淨值或合約負債淨額。就多份合同而言，無關聯關係合同的合約資產和合約負債不按淨值呈列。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(k) Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see Note 2(h)(i)).

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(h)(i).

(m) Other investments

Other investments are classified as measured at fair value through profit or loss (FVTPL). Changes in the fair value of the investments are recognized in profit or loss.

(n) Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares are recognized in equity as a deduction, net of tax, from the proceeds.

2 重大會計政策（續）

(k) 貿易及其他應收款項

應收款項於本集團擁有無條件權利可收取對價時予以確認。若對價僅隨時間推移即會成為到期應付，則收取對價的權利為無條件。若於本集團擁有無條件收取對價的權利之前已確認收入，該等金額作為合約資產呈列。

應收款項採用實際利率法按攤銷成本減信貸虧損撥備列賬（請參閱附註2(h)(i)）。

(l) 現金及現金等價物

現金及現金等價物包括銀行存款及手頭現金、存放於銀行及其他金融機構的活期存款以及可隨時兌換為已知數額現金且所面臨的價值變動風險並不重大的短期高流動性投資（於購入時期限不超過三個月）。根據附註2(h)(i)所載政策，對現金及現金等價物進行預期信貸虧損評估。

(m) 其他投資

其他投資分類為以公允價值計量且其變動計入當期損益。投資的公允價值變動於損益確認。

(n) 貿易及其他應付款項

貿易及其他應付款項初始以公允價值計量且隨後按攤銷成本列賬，除非貼現影響甚小，否則在此情況下按成本列賬。

(o) 股本

普通股分類為權益。

發行新股直接應佔的遞增成本，於扣除税項後於權益中列賬為所得款項的減項。

2 MATERIAL ACCOUNTING POLICIES (continued)

(p) Interest-bearing borrowings

Interest-bearing borrowings are measured initially at fair value less transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group's accounting policy for borrowing costs (see Note 2(w)).

(q) Equity Linked Securities, lower strike call option and upper strike warrant

Derivative financial instruments

The Group's derivative financial instruments mainly include the lower strike call option and cash settlement options embedded in the equity linked securities (see Note 29(a)(b)). Such derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the consolidated statements of profit or loss. Reassessment occurs if there is a change in the terms of the contract that significantly modifies the cash flows.

Equity instrument

The Group's equity instrument mainly includes upper strike warrant. Such equity instrument issued by the Group is initially measured and subsequently measured at historical cost.

2 重大會計政策（續）

(p) 計息借款

計息借款最初以公允價值減去交易成本計量。於初次確認後，計息借款以實際利率法按攤銷成本列賬。利息開支根據本集團有關借款成本的會計政策確認（請參閱附註2(w)）。

(q) 股票掛鈎證券、下限看漲期權及上限認股權證

衍生金融工具

本集團的衍生金融工具主要包括嵌入於股權掛鈎證券中的下限看漲期權及現金結算期權（見附註29(a)(b)）。此類衍生金融工具於相關衍生合約訂立當日按公允價值初步確認，其後按公允價值計量。所有衍生工具在公允價值為正時列為資產，在公允價值為負時列為負債。

若嵌入混合合約中的衍生工具（無論其主體為金融負債或非金融主體），其經濟特徵與風險與主體無密切關聯；且若一項與該嵌入式衍生工具條款相同的獨立工具符合衍生工具的定義；同時該混合合約並非以公允價值計量且其變動計入綜合損益表，則該衍生工具應與主體分離，並作為獨立的衍生工具進行會計處理。嵌入式衍生工具按公允價值計量，而公允價值變動則於損益表確認。倘合約條款發生顯著改變現金流量之變更，則須進行重新評估。

權益工具

本集團的權益工具主要包括上限認股權證。本集團發行的此類權益工具按歷史成本進行初始計量及後續計量。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2　MATERIAL ACCOUNTING POLICIES
(continued)

(r)　Employee benefits

(i)　Short term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii)　Contributions to defined contribution plans

Pursuant to the relevant laws and regulations of the PRC, the Group's subsidiaries in Chinese Mainland participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

The Group also participates in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the "MPF Scheme") for all employees in Hong Kong, which is a defined contribution retirement scheme. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees' relevant aggregate income. Contributions to the plan vest immediately. There are no forfeited contributions for the MPF Scheme as the contributions are fully vested to the employees upon payment to the scheme. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

2　重大會計政策（續）

(r)　僱員福利

(i)　短期僱員福利

短期僱員福利在提供相關服務時計入費用。倘本集團現時因僱員過往提供的服務而有支付該等金額的法律或推定義務且該等義務能夠可靠的估計，則預計將支付的金額確認為負債。

(ii)　向定額供款計劃供款

根據中國相關的法律法規，本集團在中國內地的附屬公司均參與由政府機構建立及管理的社會保障系統中的基本養老保險定額供款。本集團根據政府規定的適用標桿以及費率向基本養老保險計劃供款。基本養老保險供款確認為資產成本的部分或於僱員提供相關服務時計入損益。

本集團亦根據《強制性公積金計劃條例》（「強積金計劃」）的規則及規定參與一項為所有香港僱員而設的退休計劃，即一項定額退休供款計劃。按照最低法定供款要求，強積金計劃的供款為合資格僱員相關總收入的5%。該計劃的供款立即歸屬。自僱員支付強積金計劃供款起獲歸屬全額供款且該供款不會被沒收。本退休計劃的資產與本集團於獨立管理的基金內的資產分開持有。

2 MATERIAL ACCOUNTING POLICIES (continued)

(r) Employee benefits (continued)

(ii) Contributions to defined contribution plans (continued)

The Group participates in various defined contribution retirement benefit plans which are available to all other overseas subsidiaries. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a fund and the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group's contributions to the defined contribution plans are expensed as incurred.

(iii) Share-based payments

The Group operates certain equity-settled share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments of the Group.

The fair value of share awards granted to employees is recognized as an employee cost with a corresponding increase in the share-based payment reserve. The fair value is measured at grant date, taking into account the terms and conditions upon which the shares or share options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the shares or share options, the total estimated fair value of the shares or share options is spread over the vesting period, taking into account the probability that the shares or share options will vest.

2 重大會計政策（續）

(r) 僱員福利（續）

(ii) 向定額供款計劃供款（續）

本集團參與所有其他海外附屬公司均可加入的各種定額供款退休福利計劃。定額供款計劃是一項養老計劃，在該計劃下，本集團支付固定供款至基金，以及倘基金持有資產不足以支付所有僱員在現時或先前期間僱員服務相關的福利，則本集團沒有法律或推定義務進一步供款。本集團對定額供款計劃的供款在發生時計入費用。

(iii) 以股份為基礎的付款

本集團實行若干以權益結算的股份支付薪酬計劃，據此，作為本集團權益工具的對價，本集團將獲得僱員服務。

授予僱員的股份獎勵的公允價值，確認為僱員成本，並相應提高以股份為基礎的付款儲備。公允價值在計及授出股份或購股權的條款及條件後於授出日計量。倘僱員在無條件獲得股份或購股權之前必須滿足歸屬條件，則在計及股份或購股權獲歸屬的可能性後，股份或購股權的估計公允價值總額將在歸屬期間分攤。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別説明外，以人民幣千元呈列)

2 MATERIAL ACCOUNTING POLICIES (continued)

(r) Employee benefits (continued)

(iii) Share-based payments (continued)

During the vesting period, the number of shares that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the period of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of shares that vest (with a corresponding adjustment to equity).

If new equity instruments are granted to the employee and, on the date when those new equity instruments are granted, the entity identifies the new equity instruments granted as replacement equity instruments for the cancelled equity instruments, the entity shall account for the granting of replacement equity instruments in the same way as a modification of the original grant of equity instruments.

At the date the replacement awards are granted, the entity accounts for any incremental fair value in addition to the grant-date fair value of the original award. The incremental fair value is the difference between the fair value of the replacement award and the net fair value of the cancelled award, both measured at the date on which the replacement award is issued. The net fair value is the fair value of the cancelled award measured immediately before the cancellation, less any payment made to the employees on cancellation.

2 重大會計政策（續）

(r) 僱員福利（續）

(iii) 以股份為基礎的付款（續）

於歸屬期內，本集團將審核預期歸屬股份的數目。對往年確認的累積公允價值做出任何相應調整將在審核期間的損益中扣除／計入（除非原僱員開支合資格被確認為資產），並對以股份為基礎的付款儲備作出相應調整。在歸屬日，確認為費用的金額被調整以反映歸屬的實際股份數目（對權益進行相應調整）。

倘向僱員授予了新的權益工具，並且在授予這些新的權益工具之日，實體將授予的新權益工具確定為已取消的權益工具的替代權益工具，則實體須對替代權益工具的授予做出與對原權益工具授予的修改一樣的説明。

在授予替代獎勵之日，實體在原始獎勵的授予日公允價值之外計入任何增量公允價值。增量公允價值是替代獎勵的公允價值與被取消獎勵的淨公允價值之間的差額，兩者均在替代獎勵發出之日計量。淨公允價值是在緊接取消之前計量的被取消獎勵的公允價值，減去於取消之時支付給僱員的任何款項。

2 MATERIAL ACCOUNTING POLICIES (continued)

(r) Employee benefits (continued)

(iii) Share-based payments (continued)

The Group recognizes the effects of modifications that increase the total fair value of the share-based payment arrangement or are otherwise beneficial to the employee. If the Group modifies the terms or conditions of the share awards granted without reducing the number of equity instruments granted in a manner that reduces the total fair value of the share-based payment arrangement, or is not otherwise beneficial to the employee, the Group nevertheless continues to recognize as a minimum the original grant date fair value of the equity instruments granted (unless those equity instruments are forfeited) as if that modification had not occurred.

(iv) Termination benefits

Termination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognizes restructuring costs involving the payment of termination benefits.

2 重大會計政策（續）

(r) 僱員福利（續）

(iii) 以股份為基礎的付款（續）

本集團確認增加以股份為基礎的付款安排的總公允價值或在其他方面對僱員有利的修改所產生的影響。倘本集團以降低以股份為基礎的付款安排的公允價值總額或在其他方面對僱員不利的方式，在不減少所授予權益工具數量的情況下修改授予的股份激勵的條款或條件，本集團仍將原授予日所授予權益工具的公允價值（除非該等權益工具已被沒收）確認為最低金額，就如同該修改並未發生一樣。

(iv) 離職福利

離職福利在本集團不再能撤銷給予的該等福利與本集團確認涉及支付離職福利的重組成本的較早者發生時確認。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外，以人民幣千元呈列)

2 MATERIAL ACCOUNTING POLICIES (continued)

(s) Income tax

Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of each reporting period, and any adjustment to tax payable in respect of previous periods. The amount of current tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Deferred tax is not recognized for:

- temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss) and does not give rise to equal taxable and deductible temporary differences;

- temporary differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future; and

- those related to the income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development.

2 重大會計政策（續）

(s) 所得稅

期內所得稅包括即期稅項及遞延稅項資產及負債的變動。即期稅項及遞延稅項資產及負債的變動均於損益內確認，惟於其他全面收益或直接在權益內確認的項目則除外，在此情況下，有關稅額分別於其他全面收益中確認或直接在權益內確認。

即期稅項為按期間應課稅收入，根據於各報告期末已執行或實質上已執行的稅率計算的預期應付稅項，以及對過往期間應付稅項作出的任何調整。即期應付稅項的金額是對預期支付或收到的稅款的最佳估計，反映了與所得稅有關的不確定性（如有）。

遞延稅項資產及負債分別由可抵扣和應課稅暫時性差異產生，即資產及負債就財務報告目的的賬面金額與其稅基之間的差額。遞延稅項資產亦由未使用稅項虧損和未使用稅項抵免所產生。以下情況不確認遞延稅項：

- 暫時性差異產生自交易中對資產或負債的首次確認，且此交易並非企業合併，而交易時對會計溢利或應課稅溢利（或可抵扣虧損）均無影響，並且不會產生相等的應課稅及可抵扣暫時性差異；

- 暫時性差異與附屬公司投資有關，且本集團能夠控制暫時性差異撥回的時間，以及此差異可能在可預見的未來不會撥回；及

- 為實施經濟合作與發展組織頒佈的二支柱模板規則而頒佈或實質頒佈的稅法所產生的所得稅有關的情況。

2 MATERIAL ACCOUNTING POLICIES (continued)

(s) Income tax (continued)

The Group recognized deferred tax assets and deferred tax liabilities separately in relation to its lease liabilities and right-of-use assets.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, the future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

2 重大會計政策（續）

(s) 所得税（續）

本集團就租賃負債及使用權資產分別確認遞延税項資產及遞延税項負債。

遞延税項資產僅就可能有未來應課税利潤而就此可使用該資產而確認。未來應課税利潤根據相關應課税暫時性差異的撥回確定。倘應課税暫時性差異的金額不足以完全確認遞延税項資產，則根據本集團各附屬公司的業務計劃，考慮未來應課税利潤並對現有的暫時性差異撥回進行調整。本集團會於各報告期末審閱遞延税項資產，並調低至不再可能獲得足夠應課税利潤以抵扣相關税務利益。倘日後有可能獲得足夠的應課税利潤，則會撥回該等扣減金額。

於各報告日期對未確認的遞延税項資產進行重新評估，並於未來有可能獲得可用於抵扣該等税項資產的應課税利潤時予以確認。

遞延税項是按預期差異撥回時適用於暫時性差異的税率（於報告日期頒佈的或實際頒佈的）來計量，並反映了與所得税相關的不確定性（如有）。遞延税項的計量反映本集團於報告日期預期收回或結算其資產及負債賬面金額的方式會帶來的税務影響。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(s) Income tax (continued)

Deferred tax assets and deferred tax liabilities are offset if all of the following conditions are met:

- the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities;

- they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(t) Provisions and contingent liabilities

Provisions are recognized when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2 重大會計政策（續）

(s) 所得稅（續）

若滿足以下所有條件，則遞延稅項資產及負債將被抵銷：

- 應課稅實體於法律上具有可將即期稅項資產抵銷即期稅項負債的可行使權利；

- 涉及同一稅務機關就下列項目徵收的所得稅：

  - 同一應課稅實體；或

  - 不同的應課稅實體，且預計於未來每個預期有大量遞延稅項負債或資產被結算或收回的期間，以淨額結算即期稅項負債及資產，或同時變現資產及結清負債。

(t) 撥備及或有負債

當本集團有因過往事件而產生的法律或推定義務，很可能需要產生經濟利益流出以清償該等義務，並作出可靠估計時，確認撥備。倘貨幣的時間價值屬重大時，撥備乃按預計用於清償債務支出的現值列示。

倘需要經濟利益流出的可能性不大，或者數額不能可靠估計，該義務應作為或有負債披露，除非經濟利益流出的可能性極小。只有一項或多項未來事件的發生或不發生才能確認其存在的潛在義務，亦作為或有負債披露，除非經濟利益流出的可能性極小。

2 MATERIAL ACCOUNTING POLICIES (continued)

(u) Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of products and the provision of services.

Revenue is recognized when control over the product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled in exchange for the satisfaction of a specific performance obligation, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any sales rebates and sales return.

The Group takes advantage of the practical expedient in paragraph 63 of IFRS 15 and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less.

Further details of the Group's revenue and other income recognition policies are as follows:

(i) Sales of products

Retail sales in self-operated stores
Revenue from retail sales to customers in self-operated stores is recognized at the point when the end customer takes possession of and pays for the products.

2 重大會計政策（續）

(u) 收入和其他收益

本集團在銷售產品及提供服務時產生的收入，分類為收益。

收入在產品或服務的控制權轉移給客戶時確認，其金額為本集團預期有權獲得以換取完成具體履約義務的承諾對價金額，不包括代表第三方收取的金額。收入不包括增值稅或其他銷售稅，並已扣除任何銷售回扣及銷售退回。

本集團利用《國際財務報告準則》第15號63段所載的實務權宜作法，如果預期融資期不超過12個月，則不調整任何重要融資部分影響的對價。

本集團收入及其他收益確認政策詳情如下：

(i) 產品銷售

直營店零售銷售
直營店向客戶的零售收入，在終端客戶擁有產品並為其付款時確認。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(u) Revenue and other income (continued)

(i) Sales of products (continued)

Product sales to franchisees

The Group has entered into a series of agreements with franchisees, which mainly include a license agreement and a sales agreement (collectively "Franchise Agreements"), whereby the franchisees are licensed to operate the franchised stores and are authorized to sell, in their own retail stores, the products that they have purchased from the Group.

For product sales to franchisees, the Group has determined that the franchisees are the customers of the Group. The franchisees operate retail stores at their own chosen locations under the framework set out under the Franchise Agreements. The franchisees employ and manage their own staff to operate the stores and serve their customers (i.e., end consumers who visit the stores), and bear the costs associated with the operation. The franchisees' retail stores generally carry a wide range of merchandise that they exercise discretion to select from the Group's array of product categories.

Revenue from sales to these franchisees is recognized at the point when they obtain the legal title of the products and become obliged to pay for the products, which is when the franchisees sell the products to their customers in the franchisees' stores.

2 重大會計政策（續）

(u) 收入和其他收益（續）

(i) 產品銷售（續）

向加盟商銷售產品

本集團與加盟商簽訂了一系列協議，主要包括授權許可協議和銷售協議（統稱為「特許經營協議」），據此，加盟商獲授權經營加盟店，並被授權在其自身的零售店中銷售他們從本集團購買的產品。

就向加盟商銷售產品而言，本集團已確定加盟商為本集團客戶。加盟商根據特許經營協議框架，在其選擇的地點經營零售店。加盟商僱傭及管理自身員工來經營店舖和服務顧客（即到訪店舖的終端消費者），並承擔與經營相關的成本。加盟商的零售店一般擺放其可酌情從本集團的一系列產品類別中選擇的各類商品。

當加盟商獲得產品的合法所有權並有義務為產品付款時，即加盟商在其加盟店向客戶銷售產品時，向該等加盟商的銷售收入即被確認。

2 MATERIAL ACCOUNTING POLICIES (continued)

(u) Revenue and other income (continued)

(i) Sales of products (continued)

Sales to offline distributors

The Group has entered into a series of agreements with offline distributors, primarily overseas, which mainly include a master license agreement and a sales agreement, whereby the distributors are authorized to sub-license the operation of franchised stores in their authorized territories and sell the products that they have purchased from the Group to the franchised stores in their authorized territories. Revenue from sales of products to these distributors is recognized at the point in time when the control of the products has transferred to the distributors according to the contractually agreed shipping terms.

Online sales

Revenue from online sales to customers, which are conducted through the Group's self-operated online stores on third-party e-commerce platforms, is recognized at the point when the products are delivered to customers. The Group has also entered into agreements with online distributors, who are authorized to sell products purchased from the Group to customers through their online stores on various major e-commerce platforms. Revenue is recognized at the point in time when the control of the products has transferred to the online distributors according to the contractually agreed shipping terms.

2 重大會計政策（續）

(u) 收入和其他收益（續）

(i) 產品銷售（續）

向線下代理商銷售

本集團與線下代理商（主要是海外代理商）簽訂了一系列協議，主要包括主授權許可協議和銷售協議，據此，授權代理商在其授權區域內再授權經營加盟店，及向其授權區域內的加盟店銷售其從本集團購買的產品。當產品的控制權根據合約約定的運送條款移交至代理商時，及時確認向該等代理商銷售產品所得收入。

線上銷售

通過本集團在第三方電商平台的自營網店向客戶線上銷售的所得收入，在產品交付客戶時予以確認。本集團亦與線上代理商達成協議，獲授權的代理商通過其在各大電商平台的網店向客戶銷售自本集團採購的產品。收入於產品控制權根據合約約定的運送條款轉移至線上代理商時確認。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(u) Revenue and other income (continued)

(ii) License fees, sales-based royalties and sales-based management and consultation service fees

Franchisees and distributors are required to provide non-refundable upfront payments in exchange for the franchise right or sub-license right, which represent primarily their right to access the Group's brand name and trademarks. In addition, franchisees are also required to pay sales-based royalties and sales-based management and consultation service fees for such access. The fixed component of such royalties is recognized as revenue over the estimated license period, while the sales-based component is recognized as revenue when the related sales occur.

(iii) Interest income

Interest income is recognized as it accrues using the effective interest method.

(iv) Government grants

Government grants are recognized in the consolidated statements of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other income in the consolidated statements of profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the consolidated statements of profit or loss over the useful life of the asset by way of reduced depreciation expense.

2 重大會計政策（續）

(u) 收入和其他收益（續）

(ii) 授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費

加盟商及代理商須提供不可退還的預付付款，以換取特許經營權或轉授權，該權利主要是指其使用本集團品牌名稱及商標的權利。此外，加盟商還須就相關使用支付基於銷售的特許權使用費及基於銷售的管理及諮詢服務費。特許權使用費的固定部分在預計許可期間確認為收入，而基於銷售的部分在相關銷售發生時確認為收入。

(iii) 利息收入

利息收入採用實際利率法確認。

(iv) 政府補助

當可合理保證本集團將會收到政府補助且本集團將滿足補助所附條件時，便會於綜合財務狀況表中初步確認政府補助。補償本集團所產生開支的補助，會根據擬補償的相關成本發生的時間於綜合損益表確認為其他收入。補償本集團某項資產成本的補助會自該資產的賬面金額扣除，從而通過減少折舊開支的方式，於該資產的可使用年期內有效地於綜合損益表確認。

2 MATERIAL ACCOUNTING POLICIES (continued)

(v) Translation of foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the "functional currency"). The functional currency of the Company is United States Dollars ("USD"). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi ("RMB"), unless otherwise stated. All values are rounded to the nearest thousand except when otherwise indicated.

(ii) Transactions and balances

Foreign currency transactions during the reporting period are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the end of each reporting period. Exchange gains and losses are recognized in profit or loss and presented within other net income.

Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated at the exchange rate at the date when the fair value was determined.

2 重大會計政策（續）

(v) 外幣折算

(i) 功能及呈列貨幣

本集團各實體財務報表中所列項目採用最能反映與該實體相關的基本事件和情況的經濟實質的貨幣（「功能貨幣」）進行計量。本公司的功能貨幣為美元（「美元」）。由於本集團的主要業務在中國境內，除另有說明外，本集團決定以人民幣（「人民幣」）呈列其綜合財務報表。所有數值已約整至最接近的千位數。

(ii) 交易及結餘

報告期間外幣交易按交易日的匯率折算成本集團各公司的功能貨幣。

以外幣計值的貨幣資產及負債按各報告期末的匯率折算為功能貨幣。匯兌損益在損益中確認，並在其他淨收入中呈列。

以外幣為單位按歷史成本計量的非貨幣資產及負債按交易日的匯率換算。以外幣為單位按公允價值計量的非貨幣資產及負債採用公允價值釐定之日的匯率換算。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(v) Translation of foreign currencies (continued)

(iii) Foreign operations

The results of foreign operations are translated into RMB at the exchange rates approximating the exchange rates at the dates of the transactions. Statement of financial position items are translated into RMB at the exchange rates at the end of each reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences in the translation reserve relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

(w) Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

2 重大會計政策（續）

(v) 外幣折算（續）

(iii) 海外業務

海外業務的業績按與交易日期外匯匯率相若的匯率折算成人民幣。財務狀況表的項目按各報告期末的匯率折算成人民幣。由此產生的匯兌差額於其他全面收益確認，並於匯兌儲備的權益中分開累計。

於出售海外業務時，與該海外業務有關的匯兌差額的累計數額於確認出售損益時從權益重新分類為損益。

(w) 借款成本

購買或建設一項須大量時間方可作擬定用途的資產所直接產生的借款成本資本化為該資產成本的一部分。其他借款成本於產生期間計入費用。

2 MATERIAL ACCOUNTING POLICIES (continued)

(x) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

   (i) has control or joint control over the Group;

   (ii) has significant influence over the Group; or

   (iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

- The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

- One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

- Both entities are joint ventures of the same third party.

- One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

- The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

2 重大會計政策（續）

(x) 關聯方

(a) 下列個人或與其關係密切的家庭成員可視為本集團的關聯方：

   (i) 控制或共同控制本集團；

   (ii) 對本集團具有重大影響力；或

   (iii) 身為本集團或本集團母公司的關鍵管理人員。

(b) 符合下列任何條件的實體可視為本集團的關聯方：

- 與本集團同屬同一集團的實體（即集團內所有母公司、附屬公司及同系附屬公司之間互為關聯方）。

- 某一實體的聯營公司或合營企業（或另一實體為成員公司的集團旗下成員公司的聯營公司或合營企業）。

- 同為同一第三方的合營實體。

- 某一實體為第三方實體的合營企業並且另一實體為該第三方實體的聯營公司。

- 該實體是為本集團或本集團關聯實體的僱員而設的離職後福利計劃。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

2 MATERIAL ACCOUNTING POLICIES (continued)

(x) Related parties (continued)

- The entity is controlled or jointly controlled by a person identified in (a).

- A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

- The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group's parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(y) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's chief operating decision maker, who is the chief executive officer, for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

2 重大會計政策（續）

(x) 關聯方（續）

- 受(a)中所述的個人控制或共同控制的實體。

- 受(a)(i)中所述個人重大影響的實體，或(a)(i)中所述個人為實體（或實體的母公司）的關鍵管理人員。

- 該實體，或其所屬集團的任何成員，向本集團或本集團的母公司提供關鍵管理人員服務。

一名人士的親密家庭成員指在與該實體從事交易時可能會影響該人或受該人影響的家庭成員。

(y) 分部報告

經營分部，以及在財務報表中報告的各分部項目金額，從定期提供給本集團首席運營決策者，即首席執行官，以對本集團各業務線和地理位置進行資源分配和績效評估的財務資料中確定。

個別重要的經營分部不會合併以供財務報告之用，但如該等經營分部的產品和服務性質、客戶類別或階層、分銷產品或提供服務的方法以至監管環境的本質等經濟特性均屬類似，則作別論。個別非重要經營分部若滿足上述大部分標準，則可以匯總。

2 MATERIAL ACCOUNTING POLICIES (continued)

(z) Redemption liabilities arising from preferred shares

The Group designated the preferred shares with redemption rights issued by a subsidiary of the Company as financial liabilities at fair value through profit or loss. They are initially recognised at fair value. Any directly attributable transaction costs are recognised in the consolidated statements of profit or loss. Subsequent to initial recognition, the preferred shares are carried at fair value with changes in fair value recognised in the consolidated statements of profit or loss, except for the gains or losses arising from the Group's own credit risk which are presented in other comprehensive income with no subsequent reclassification to the consolidated statements of profit or loss.

3 ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Significant judgements and estimates made in applying accounting policies is as follows:

Impairments of property, plant and equipment and right-of-use assets related to self-operated stores

In considering the impairment losses that may be required for certain property, plant and equipment and right-of-use assets related to self-operated stores, recoverable amount of these assets needs to be determined, being the higher of fair value less costs of disposal and value in use. In determining the recoverable amount of these assets, the Group evaluates market rental rates with the assistant of valuation professionals.

2 重大會計政策（續）

(z) 自優先股產生的贖回負債

本集團將本公司一間附屬公司發行的具有贖回權的優先股指定為以公允價值計量且其變動計入當期損益的金融負債。該等優先股於初始確認時按公允價值入賬。任何直接歸屬的交易成本均於綜合損益表中確認。於初始確認後，優先股按公允價值列賬，其公允價值變動於綜合損益表中確認，惟因本集團自身信貸風險所產生的損益除外，該等損益呈列於其他全面收益中，且其後不會重新分類至綜合損益表。

3 會計判斷及估計

編製該等財務報表需要管理層作出影響政策應用以及資產、負債、收益及開支等呈報金額的判斷、估計及假設。該等估計及相關假設基於過往經驗及在相關情況下被認為屬合理的多項其他因素作出，其結果構成了對無法從其他途徑輕易得知的資產及負債賬面值作出判斷的基礎。實際業績可能有別於該等估計。

該等估計和相關假設按持續基準予以審閱。會計估計的修訂是預先確定的。

在採用會計政策時作出的重大判斷及估計載列如下：

與自營門店相關物業、廠房及設備以及使用權資產的減值

在評估直營店相關若干物業、廠房及設備以及使用權資產可能需計提之減值虧損時，須釐定該等資產之可收回金額，即公允價值減去出售成本與使用價值兩者中的較高者。在確定這些資產的可收回金額時，本集團在估值專業人員的協助下評估市場租金水平。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

4 SEGMENT REPORTING

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group's chief executive officer for the purposes of resource allocation and performance assessment. On January 1, 2025, the Group changed its segment disclosure to separate MINISO brand into MINISO brand – Chinese Mainland and MINISO brand – Overseas. As a result, the Group has presented three reportable segments of MINISO brand – Chinese Mainland, MINISO brand – Overseas and TOP TOY brand for the year ended December 31, 2025. The Group retrospectively revised prior year segment information to conform to current year presentation.

Reportable segments	Operations
MINISO brand – Chinese Mainland	Design, buying and sale of lifestyle products
MINISO brand – Overseas	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

4 分部報告

本集團按分部管理業務，分部按品牌以及地理位置混合組織。按照與內部向本集團首席執行官匯報信息以進行資源分配及績效評估的方式。2025年1月1日，本集團變更分部披露項目，名創優品品牌分為名創優品品牌－中國內地及名創優品品牌－海外。截至2025年12月31日止年度本集團可呈報分部有三個，分為名創優品品牌－中國內地、名創優品品牌－海外及TOP TOY品牌。本集團追溯修訂過往年度分部資料，符合本年度呈列標準。

可呈報分部	業務
名創優品品牌－中國內地	生活產品的設計、購買及銷售
名創優品品牌－海外	生活產品的設計、購買及銷售
TOP TOY品牌	潮流玩具的設計、購買及銷售

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

4 SEGMENT REPORTING (continued)

(i) Segment results and other material items

Information related to each reportable segment is set out below. Segment profit before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

4 分部報告（續）

(i) 分部業績及其他重大項目

各可呈報分部的相關資料載列如下。分部稅前利潤用於衡量績效，原因是管理層認為此信息與評估各分部業績最為相關。

	For the year ended December 31, 2024 截至2024年12月31日止年度					
	MINISO brand 名創優品品牌					
	Chinese Mainland 中國內地	Overseas 海外	Sub-total 小計	TOP TOY brand TOP TOY品牌	Unallocated amounts 未分配金額	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
External revenue 外部收入	9,328,231	6,674,334	16,002,565	983,525	7,935	16,994,025
Intersegment revenue 分部間收入	3,868,410	3,246	3,871,656	13,858	571,490	4,457,004
Segment revenue 分部收入	13,196,641	6,677,580	19,874,221	997,383	579,425	21,451,029
Elimination of intersegment revenue 分部間收入抵銷						(4,457,004)
Consolidated revenue 合併收入						16,994,025
Operating profit/(loss) 經營利潤／（虧損）	1,728,123	1,492,626	3,220,749	97,133	(2,093)	3,315,789
Finance income 財務收入	105,689	9,742	115,431	1,093	2,148	118,672
Finance costs 財務成本	(32,179)	(54,938)	(87,117)	(5,798)	–	(92,915)
Share of profit of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的利潤，稅後淨額	–	5,986	5,986	–	–	5,986
Profit before taxation 稅前利潤	1,801,633	1,453,416	3,255,049	92,428	55	3,347,532
Income tax expense 所得稅開支						(712,104)
Profit for the year 年內利潤						2,635,428
Other material items 其他重大項目						
Depreciation and amortization 折舊及攤銷	(229,705)	(483,357)	(713,062)	(81,220)	(14,412)	(808,694)
(Credit loss)/reversal of credit loss on trade and other receivables 貿易及其他應收款項（信貸虧損）／信貸虧損撥回	(226)	1,346	1,120	841	508	2,469
Impairment loss on non-current assets 非流動資產減值虧損	(1,715)	(5,325)	(7,040)	(1,806)	–	(8,846)
Additions to non-current assets during the year* 年內非流動資產增加額*	253,501	2,180,306	2,433,807	214,698	292,993	2,941,498

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

4 SEGMENT REPORTING (continued)

(i) Segment results and other material items (continued)

4 分部報告（續）

(i) 分部業績及其他重大項目（續）

| | For the year ended December 31, 2025 截至2025年12月31日止年度 | | | | | |
| | MINISO brand 名創優品品牌 | | | TOP TOY brand TOP TOY 品牌 RMB'000 人民幣千元 | Unallocated amounts 未分配金額 RMB'000 人民幣千元 | Total 合計 RMB'000 人民幣千元 |
	Chinese Mainland 中國內地 RMB'000 人民幣千元	Overseas 海外 RMB'000 人民幣千元	Sub-total 小計 RMB'000 人民幣千元			
External revenue 外部收入	10,896,147	8,628,754	19,524,901	1,915,618	3,308	21,443,827
Intersegment revenue 分部間收入	3,508,945	14,978	3,523,923	579,956	650,360	4,754,239
Segment revenue 分部收入	14,405,092	8,643,732	23,048,824	2,495,574	653,668	26,198,066
Elimination of intersegment revenue 分部間收入抵銷						(4,754,239)
Consolidated revenue 合併收入						21,443,827
Operating profit/(loss) 經營利潤／（虧損）	1,919,684	1,510,383	3,430,067	(106,156)	(20,788)	3,303,123
Finance income 財務收入	63,277	34,118	97,395	5,512	1,514	104,421
Finance costs 財務成本	(39,509)	(104,979)	(144,488)	(7,441)	(279,001)	(430,930)
Other expenses 其他開支	–	–	–	–	(70,332)	(70,332)
Changes in fair value of redemption liabilities 贖回負債公允價值變動	–	–	–	(158,491)	–	(158,491)
Share of loss of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的虧損，稅後淨額	–	(21,769)	(21,769)	–	(812,684)	(834,453)
Profit/(loss) before taxation 稅前利潤／（虧損）	1,943,452	1,417,753	3,361,205	(266,576)	(1,181,291)	1,913,338
Income tax expense 所得稅開支						(703,524)
Profit for the year 年內利潤						1,209,814
Other material items 其他重大項目						
Depreciation and amortization 折舊及攤銷	(280,900)	(783,732)	(1,064,632)	(134,340)	(7,333)	(1,206,305)
Credit loss on trade and other receivables 貿易及其他應收款項信貸虧損	(12,860)	(9,103)	(21,963)	(11,278)	–	(33,241)
Impairment loss on non-current assets 非流動資產減值虧損	(204)	(34,525)	(34,729)	(882)	–	(35,611)
Additions to non-current assets during the year* 年內非流動資產增加額*	330,601	2,507,251	2,837,852	397,851	2,110	3,237,813

Note:

* The additions to non-current assets include additions to property, plant and equipment, right-of-use assets and intangible assets.

附註：

* 非流動資產的增加包括物業、廠房及設備、使用權資產及無形資產。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

4 SEGMENT REPORTING (continued) 4 分部報告（續）

(ii) Segment assets and liabilities (ii) 分部資產及負債

	As at December 31, 2024 於2024年12月31日					
	MINISO brand 名創優品品牌					
	Chinese Mainland 中國內地 RMB'000 人民幣千元	Overseas 海外 RMB'000 人民幣千元	Sub-total 小計 RMB'000 人民幣千元	TOP TOY brand TOP TOY 品牌 RMB'000 人民幣千元	Unallocated amounts 未分配金額 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Segment assets 分部資產	6,540,003	5,575,856	12,115,859	939,552	–	13,055,411
Assets relating to construction of headquarters building 總部大樓建設相關資產	–	–	–	–	2,275,477	2,275,477
Assets relating to an investment holding company 投資控股公司相關資產	–	–	–	–	2,508,145	2,508,145
Apartments for use as staff quarters 用作員工宿舍的公寓	–	–	–	–	229,252	229,252
Other unallocated assets 其他未分配資產	–	–	–	–	51,843	51,843
Consolidated total assets 合併資產總額						18,120,128
Segment liabilities 分部負債	3,738,723	3,186,945	6,925,668	681,475	–	7,607,143
Liabilities relating to construction of headquarters building 總部大樓建設相關負債	–	–	–	–	118,507	118,507
Other unallocated liabilities 其他未分配負債	–	–	–	–	38,956	38,956
Consolidated total liabilities 合併負債總額						7,764,606

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

4　SEGMENT REPORTING (continued)

(ii)　Segment assets and liabilities (continued)

4　分部報告（續）

(ii)　分部資產及負債（續）

	As at December 31, 2025 於2025年12月31日					
	MINISO brand 名創優品品牌			TOP TOY brand TOP TOY 品牌	Unallocated amounts 未分配金額	Total 合計
	Chinese Mainland 中國內地 RMB'000 人民幣千元	Overseas 海外 RMB'000 人民幣千元	Sub-total 小計 RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Segment assets 分部資產	9,469,659	8,530,298	17,999,957	1,561,354	–	19,561,311
Assets relating to construction of headquarters building 總部大樓建設相關資產	–	–	–	–	2,581,183	2,581,183
Assets relating to an investment holding company 投資控股公司相關資產	–	–	–	–	5,481,951	5,481,951
Apartments for use as staff quarters 用作員工宿舍的公寓	–	–	–	–	203,972	203,972
Financial derivative assets 金融衍生資產	–	–	–	–	774,103	774,103
Other unallocated assets 其他未分配資產	–	–	–	–	31,002	31,002
Consolidated total assets 合併資產總額						28,633,522
Segment liabilities 分部負債	5,317,417	3,920,933	9,238,350	1,470,008	–	10,708,358
Liabilities relating to construction of headquarters building 總部大樓建設相關負債	–	–	–	–	108,064	108,064
Liabilities relating to an investment holding company 投資控股公司相關負債	–	–	–	–	3,452,000	3,452,000
Liabilities relating to Equity Linked Securities 股票掛鈎證券相關負債	–	–	–	–	2,415,667	2,415,667
Financial derivative liabilities 金融衍生負債	–	–	–	–	1,184,050	1,184,050
Other unallocated liabilities 其他未分配負債	–	–	–	–	46,112	46,112
Consolidated total liabilities 合併負債總額						17,914,251

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

4 SEGMENT REPORTING (continued)
4 分部報告（續）

(iii) Geographic information
(iii) 地域資料

The geographic information analyses the Group's revenue and non-current assets by the Group's country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

地域資料按本集團所在國家和其他地區分析本集團的收入和非流動資產。在呈列地域資料時，分部收入基於客戶的地理位置，而分部資產則基於資產的地理位置。

	For the year ended December 31, 2024 截至2024年 12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年 12月31日止年度 RMB'000 人民幣千元
i. Revenue 收入		
Chinese Mainland 中國內地	10,312,116	12,577,451
Asia excluding China 亞洲（中國除外）	2,541,817	2,736,150
North America 北美洲	1,985,051	3,342,918
Latin America 拉丁美洲	1,445,691	1,560,169
Europe 歐洲	414,493	703,771
Other 其他	294,857	523,368
	16,994,025	21,443,827

	As at December 31, 於12月31日 2024 2024年 RMB'000 人民幣千元	As at December 31, 於12月31日 2025 2025年 RMB'000 人民幣千元
ii. Non-current assets 非流動資產		
Chinese Mainland 中國內地	3,626,187	3,963,551
Asia excluding China 亞洲（中國除外）	413,285	515,983
North America 北美洲	1,725,032	2,210,602
Europe 歐洲	72,168	633,333
Other 其他	143,858	472,604
	5,980,530	7,796,073

Non-current assets exclude deferred tax assets, non-current other investments, non-current term deposits, financial derivative assets and interests in equity-accounted investees.

非流動資產不包括遞延税項資產、其他非流動投資、非流動定期存款、金融衍生資產及以權益法入賬的被投資公司的權益。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

5 REVENUE

The Group's revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group's self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i) Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

5 收入

本集團的收入主要來自通過中國和海外的直營店、加盟店、線下代理商銷售生活家居產品和潮流玩具產品，以及通過本集團在第三方電商平台上的自營網店以及通過線上代理商進行的線上銷售。其他收入來源主要包括來自加盟商和代理商的授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費。

(i) 收入分類

在下表中，客戶合同收入按主要產品和服務線和收入確認時間分類。

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元
Major products/service lines 主要產品／服務線		
– Sales of lifestyle and pop toy products		
－生活家居產品及潮流玩具產品銷售		
– Retail sales in self-operated stores		
－直營店零售銷售	3,158,895	5,410,291
– Product sales to franchisees		
－向加盟商銷售產品	7,923,836	8,853,156
– Sales to offline distributors		
－向線下代理商銷售	3,369,238	3,887,954
– Online sales		
－線上銷售	941,055	1,412,624
– Other sales channels		
－其他銷售渠道	48,190	109,188
Sub-total 小計	15,441,214	19,673,213

(Expressed in thousands of Renminbi, unless otherwise indicated)

5 REVENUE (continued)

(i) Disaggregation of revenue (continued)

5 收入（續）

(i) 收入分類（續）

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	**For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元**
– License fees, sales-based royalties, and sales-based management and consultation service fees －授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費		
– License fees －授權費	96,836	**155,123**
– Sales-based royalties －基於銷售的特許權使用費	131,402	**155,185**
– Sales-based management and consultation service fees －基於銷售的管理及諮詢服務費	640,944	**751,575**
Sub-total 小計	869,182	**1,061,883**
– Others* －其他*	683,629	**708,731**
	16,994,025	**21,443,827**
Timing of revenue recognition 收入確認時間		
– Point in time －在某個時間點	16,101,797	**20,347,756**
– Over time －隨時間推移	892,228	**1,096,071**
Revenue from contracts with customers 客戶合同收入	16,994,025	**21,443,827**

Note:

* Others mainly represented sales of fixtures to franchisees and distributors.

附註：

* 其他主要是指向加盟商和代理商銷售裝修材料收入。

For the year ended December 31, 2024 and 2025, the Group did not have any customer with revenue exceeding 10% of the Group's total revenue.

截至2024年及2025年12月31日止年度，本集團並無任何客戶之收入佔本集團總收入超過10%。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

5 REVENUE (continued)

(ii) Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

5 收入（續）

(ii) 合約結餘

下表提供了來自客戶合約的應收款項和合約負債相關資料。

	Note 附註	As at December 31, 於12月31日	
		2024 2024年 RMB'000 人民幣千元	2025 2025年 RMB'000 人民幣千元
Receivables, which are included in 'trade and other receivables' 計入「貿易及其他應收款項」的應收款項			
– Current portion －流動部分		674,923	1,150,500
– Non-current portion －非流動部分		14,635	3,259
Total receivables, which are included in 'trade and other receivables' 計入「貿易及其他應收款項」的應收款項總額	17	689,558	1,153,759
Contract liabilities 合約負債			
– Current portion －流動部分		(323,292)	(388,746)
– Non-current portion －非流動部分		(35,145)	(22,418)
Total contract liabilities 合約負債總額		(358,437)	(411,164)

	As at December 31, 於12月31日	
	2024 2024年 RMB'000 人民幣千元	2025 2025年 RMB'000 人民幣千元
Contract liabilities are analyzed as follows: 合約負債的分析如下：		
– Advance payments received from customers for purchase of goods －收到客戶購買商品的預付款項	262,412	283,832
– Deferred revenue related to license fees －與授權費有關的遞延收益	66,128	54,083
– Deferred revenue related to others －與其他有關的遞延收益	29,897	73,249
	358,437	411,164

(Expressed in thousands of Renminbi, unless otherwise indicated)

5 REVENUE (continued)

(ii) Contract balances (continued)

The Group requests 20% to 100% advance payment for purchase of goods from certain domestic and overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees and others were recognized as contract liabilities.

Movements in contract liabilities are as follows:

5 收入（續）

(ii) 合約結餘（續）

本集團要求，在向若干海內外代理商交付商品前，後者須支付20%至100%的採購預付款項。這在銷售訂單開始時產生了合約負債，直至相應銷售訂單上確認的產品銷售收入超過預收的款項為止。

預付授權費的未攤銷部分及其他確認為合約負債。

合約負債的變動情況如下：

	Contract liabilities 合約負債 RMB'000 人民幣千元
Balance at January 1, 2024 於2024年1月1日的結餘	364,982
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year 年內確認年初納入合約負債的收入導致合約負債減少	(324,028)
Increase in contract liabilities as a result of receiving advance payment 因收到預付款項而產生的合約負債增加	317,483
Balance at December 31, 2024 於2024年12月31日的結餘	358,437
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year 年內確認年初納入合約負債的收入導致合約負債減少	**(323,292)**
Increase in contract liabilities as a result of receiving advance payment 因收到預付款項而產生的合約負債增加	**376,019**
Balance at December 31, 2025 於2025年12月31日的結餘	**411,164**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

5 REVENUE (continued)

(ii) Contract balances (continued)

As of December 31, 2024 and 2025, contract liabilities expected to be recognized as revenue after one year were RMB35,145,000 and RMB22,418,000 respectively, mainly represented license fees.

(iii) Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates
Contracts within the scope of IFRS 15

As at December 31, 2024 and 2025, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group's existing contracts were RMB96,025,000 and RMB127,332,000, respectively. These amounts represented revenue of license fees and others. Revenue of license fees is expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is mainly expected to occur over the next 1 to 10 years as at December 31, 2024 and 2025.

5 收入（續）

(ii) 合約結餘（續）

截至2024年及2025年12月31日，預計在一年後確認為收入的合約負債分別為人民幣35,145,000元及人民幣22,418,000元，主要為授權費。

(iii) 根據於報告日期已與客戶訂立的合約，預期將在未來確認的收入

《國際財務報告準則》第15號範圍內的合約

於2024年及2025年12月31日，根據本集團現有合約分配至餘下履約責任之交易價總額分別為人民幣96,025,000元及人民幣127,332,000元。這些金額代表授權費用及其他收入。授權費收入預計將在未來從與加盟商和代理商簽訂的授權許可協議中確認。本集團將在剩餘許可期內確認未來預期收入，預計於2024年及2025年12月31日，主要在未來1至10年發生。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

6 EXPENSES BY NATURE

6 按性質劃分的開支

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	**For the year ended December 31, 2025** **截至2025年12月31日止年度** **RMB'000** **人民幣千元**
Cost of inventories (Note 16(a)) 存貨成本（附註16(a)）	9,099,543	**11,533,059**
Payroll and employee benefits (i) 工資及僱員福利(i)	1,475,943	**2,296,516**
Rental and related expenses 租金及相關開支	279,429	**444,216**
Depreciation and amortization (ii) 折舊及攤銷(ii)	808,694	**1,206,305**
Licensing expenses 授權費	420,895	**608,764**
Promotion and advertising expenses 推廣及廣告開支	572,435	**704,285**
Logistics expenses 物流開支	535,021	**594,235**
Travelling expenses 差旅開支	121,506	**141,143**
Other expenses (iii) 其他開支(iii)	494,684	**758,316**
Total cost of sales, selling and distribution and general and administrative expenses 銷售總成本、銷售及分銷和一般及行政開支	13,808,150	**18,286,839**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

6 EXPENSES BY NATURE (continued)
6 按性質劃分的開支（續）

Notes:

附註：

(i) Payroll and employee benefits are analyzed as follows:

(i) 工資及僱員福利分析如下：

	For the year ended December 31, 2024 截至2024年 12月31日止年度	For the year ended December 31, 2025 截至2025年 12月31日止年度
	RMB'000 人民幣千元	RMB'000 人民幣千元
Salaries, wages and bonus 薪金、工資及花紅	1,202,421	1,670,100
Contributions to social security contribution plan 對社會保障供款計劃的供款	140,311	181,962
Welfare expenses 福利開支	48,027	76,585
Equity-settled share-based payment expenses (Note 27) 以權益結算的股份支付開支（附註27）	85,184	367,869
	1,475,943	2,296,516

The Group's contributions to the defined contribution plans are expensed as incurred and not reduced by contributions forfeited by those employees who leave the plans prior to vesting fully in the contributions.

本集團向定額供款計劃作出的供款於產生時支銷，而僱員因在取得全數供款前退出計劃而被沒收的供款不會用作扣減該等供款。

(ii) Depreciation and amortization are analyzed as follows:

(ii) 折舊及攤銷分析如下：

	For the year ended December 31, 2024 截至2024年 12月31日止年度	For the year ended December 31, 2025 截至2025年 12月31日止年度
	RMB'000 人民幣千元	RMB'000 人民幣千元
Property, plant and equipment (Note 11) 物業、廠房及設備（附註11）	157,214	270,000
Right-of-use assets (Note 12) 使用權資產（附註12）	684,462	971,471
Less: amount capitalized as construction in progress 減：資本化於在建工程的金額	(45,210)	(45,210)
Intangible assets (Note 13) 無形資產（附註13）	12,228	10,044
	808,694	1,206,305

(iii) The auditor's remuneration in relation to audit service provided for the years ended December 31, 2024 and 2025 was RMB15,000,000 and RMB14,700,000, respectively.

(iii) 截至2024年及2025年12月31日止年度，核數師提供的審計服務酬金分別為人民幣15,000,000元及人民幣14,700,000元。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

7 OTHER NET INCOME

7 其他淨收入

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	**For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元**
Net foreign exchange losses 淨匯兑虧損	(33,730)	**(19,357)**
(Losses)/gain on disposal of property, plants and equipment and intangible assets 處置物業、廠房及設備以及無形資產的（虧損）／收益	(2,534)	**7,275**
Investment income from other investments 其他投資所得投資收入	81,145	**103,675**
Gains on revaluation of the previously held equity-accounted investees 重估先前持有的以權益法入賬的被投資公司之收益	–	**8,600**
Scrap income 廢品收入	10,742	**11,935**
Net change in fair value of other investments 其他投資公允價值的變動淨額	29,930	**77,227**
Reversal of litigation compensation 訴訟賠償撥回	300	**–**
Gains relating to cancellation and modification of lease contracts 有關終止及修改租賃合同的收益	15,201	**12,123**
Gain on disposal of a subsidiary 處置一間附屬公司的收益	8,759	**194**
Others 其他	4,883	**(6,062)**
	114,696	**195,610**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

8 NET FINANCE INCOME/(COSTS)　　　8 財務收入／（成本）淨額

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元
Finance income 財務收入		
– Interest income		
－利息收入	118,672	104,421
Finance costs 財務成本		
– Interest on loans and borrowings		
－貸款和借款利息	(1,292)	(111,759)
– Interest on lease liabilities		
－租賃負債利息	(91,623)	(126,829)
– Interest on the Equity Linked Securities		
－股票掛鈎證券利息	–	(192,342)
	(92,915)	(430,930)
Net finance income/(costs) 財務收入／（成本）淨額	25,757	(326,509)

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

9 INCOME TAXES

(a) Taxation recognized in consolidated profit or loss:

9 所得稅

(a) 在合併損益中確認的稅項：

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元
Amounts recognized in consolidated profit or loss 在合併損益中確認的金額		
Current tax 即期稅項		
Provision for the year 年內撥備	789,640	813,713
Deferred tax 遞延稅項		
Origination and reversal of temporary differences (Note 9(c)) 暫時性差異的產生和撤銷（附註9(c)）	(77,536)	(110,189)
Tax expense 所得稅開支	712,104	703,524

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外，以人民幣千元呈列)

9　INCOME TAXES (continued)

(a)　Taxation recognized in consolidated profit or loss: (continued)

1)　Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)　Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company's Hong Kong subsidiaries generally are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong.

3)　Chinese Mainland

Under the Corporate Income Tax ("CIT") Law, the Company's subsidiaries established in Chinese Mainland generally are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou Nansha, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou, the PRC, is eligible for high and new technology enterprise preferential income tax rate of 15% for three years ended December 31, 2027.

9　所得稅（續）

(a)　在合併損益中確認的稅項：（續）

1)　開曼群島及英屬維爾京群島

根據開曼群島及英屬維爾京群島規則及條例，本集團於開曼群島及英屬維爾京群島無需繳納任何所得稅。

2)　香港

根據香港現行的《稅務條例》，本公司的香港附屬公司通常須就其於香港的業務所產生的應課稅收入按16.5%的稅率繳納香港利得稅。

3)　中國內地

根據《企業所得稅（「企業所得稅」）法》，在中國內地設立的附屬公司通常須統一按25%的法定企業所得稅稅率繳納所得稅。

在中國自由貿易試驗區珠海橫琴新區設立的附屬公司，符合享有優惠所得稅稅率15%的條件。

在中國自由貿易試驗區廣州南沙設立的附屬公司符合享有優惠所得稅稅率15%的條件。

在中國廣州設立的附屬公司被評為高新技術企業並截至2027年12月31日止三個年度享有優惠所得稅稅率15%。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

9 INCOME TAXES (continued)

(a) Taxation recognized in consolidated profit or loss: (continued)

4) United States

Under United States Internal Revenue Code, the Company's subsidiaries established in the United States are subject to a Federal CIT rate of 21% and various state income taxes.

5) Indonesia

A subsidiary established in Indonesia is subject to a CIT rate of 22%.

6) India

Under the Income Tax Act 1961 enacted in India, a subsidiary established in India is subject to a CIT rate of 26% for fiscal year ended March 31, 2022 and 25.17% from fiscal year ended March 31, 2023 and onwards.

7) Canada

Under the Canadian federal and provincial tax rules, the Company's subsidiaries established in Canada are subject to combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8) Singapore

Under the Income Tax Act enacted in Singapore, the Company's subsidiaries established in Singapore are subject to a tax rate of 17%.

9) Vietnam

Under the Law on Corporate Income Tax enacted in Vietnam, a subsidiary incorporated in Vietnam is subject to a tax rate of 20%.

9 所得稅（續）

(a) 在合併損益中確認的稅項：（續）

4) 美國

根據《美國國內稅收法》，在美國設立的本公司附屬公司須按21%的稅率繳納聯邦企業所得稅，並須繳納各州之所得稅。

5) 印度尼西亞

在印度尼西亞設立的附屬公司須按22%的稅率繳納企業所得稅。

6) 印度

根據印度頒佈的1961年《所得稅法》，於印度成立的附屬公司截至2022年3月31日止財政年度須按26%的稅率繳納企業所得稅，而自截至2023年3月31日止財政年度起須按25.17%的稅率繳納利得稅。

7) 加拿大

根據《加拿大聯邦和省稅法》，於加拿大成立的本公司附屬公司須根據運營地的不同，按23%至31%的加拿大聯邦和省綜合法定所得稅稅率繳納所得稅。

8) 新加坡

根據新加坡頒佈的《所得稅法》，於新加坡成立的本公司附屬公司的應課稅所得稅率為17%。

9) 越南

根據越南頒佈的《企業所得稅法》，於越南註冊成立的附屬公司的所得稅率為20%。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

9 INCOME TAXES (continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

9 所得税（續）

(b) 按適用税率計算的税項開支與會計利潤之間的對賬：

	For the year ended December 31, 2024 截至2024年12月31日止年度	For the year ended December 31, 2025 截至2025年12月31日止年度
	RMB'000 人民幣千元	RMB'000 人民幣千元
Profit before taxation 税前利潤	3,347,532	1,913,338
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned 税前利潤的名義税項（按有關司法管轄區適用於利潤的税率計算）	859,697	572,459
Tax effect of share-based compensation expenses (Note 6(i)) 股份支付薪酬開支的税項影響（附註6(i)）	20,127	54,151
Tax effect of other non-deductible expenses 其他不可扣減開支的税項影響	13,060	2,696
Effect of preferential tax treatments on assessable profits of certain subsidiaries (Note 9(a)(3)) 優惠税項待遇對若干附屬公司應課税利潤的影響（附註9(a)(3)）	(101,522)	(96,588)
Tax effect of additional deduction on research and development costs 額外扣除研發成本的税項影響	(6,179)	(3,364)
Tax effect of exempted and non-taxable income 免税及非應課税收入的税項影響	(11,978)	(7,185)
Effect of unused tax losses being utilized 已動用未使用税項虧損的影響	(56,271)	(16,497)
Effect of deductible temporary differences not recognized 未確認可扣除暫時性差異的影響	1,736	197,984
Others 其他	(6,566)	(132)
Actual tax expenses 實際税項開支	712,104	703,524

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

9 INCOME TAXES (continued)

(c) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

9 所得税（續）

(c) 遞延税項資產變動

於綜合財務狀況表中確認的遞延税項資產組成部分及報告期內變動情況呈列如下：

	Unused tax losses 未使用税項虧損 RMB'000 人民幣千元	Intra-group unrealized profits 集團內未變現利潤 RMB'000 人民幣千元	Credit loss and impairment 信貸虧損及減值 RMB'000 人民幣千元	Loss from waiver of intercompany receivables of discontinued operations 豁免已終止經營業務的公司間應收款項虧損 RMB'000 人民幣千元	Right-of-use assets 使用權資產 RMB'000 人民幣千元	Lease liabilities 租賃負債 RMB'000 人民幣千元	Others 其他 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Deferred tax assets arising from: 來自下列各項的遞延税項資產：								
At January 1, 2024 於2024年1月1日	23,013	27,820	31,181	6,825	(98,804)	108,687	5,408	104,130
Charged to profit or loss 於損益內扣除	82,060	19,694	7,029	(6,825)	(337,147)	333,059	(20,334)	77,536
Exchange rate difference 匯率差異	437	–	(78)	–	(815)	791	(53)	282
At December 31, 2024 於2024年12月31日	**105,510**	**47,514**	**38,132**	**–**	**(436,766)**	**442,537**	**(14,979)**	**181,948**
Charged to profit or loss 於損益內扣除	**12,003**	**36,429**	**27,922**	**–**	**(51,036)**	**85,156**	**(285)**	**110,189**
Exchange rate difference 匯率差異	**(1,655)**	**–**	**(1,305)**	**–**	**8,626**	**(9,317)**	**193**	**(3,458)**
At December 31, 2025 於2025年12月31日	**115,858**	**83,943**	**64,749**	**–**	**(479,176)**	**518,376**	**(15,071)**	**288,679**

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses.

本集團僅在未來很可能有應課税金額可動用該等税項虧損時，才會就累計税項虧損確認遞延所得税資產。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

9 INCOME TAXES (continued)

9 所得税（續）

(d) Unrecognized deferred tax assets

(d) 未確認的遞延税項資產

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

遞延税項資產尚未就以下項目進行確認，原因是相關税務管轄區不太可能會有可動用虧損予以抵銷的未來應課税利潤。

	As at December 31, 於12月31日	
	2024 2024年 RMB'000 人民幣千元	**2025 2025年 RMB'000 人民幣千元**
Deductible temporary differences 可扣除暫時性差異	63,546	**865,741**
Cumulative tax losses 累計税項虧損	447,814	**715,191**
Total 合計	511,360	**1,580,932**

(e) Tax losses carried forward

(e) 結轉税項虧損

Tax losses for which no deferred tax asset was recognized will expire as follows:

未確認遞延税項資產的税項虧損到期情況如下：

	As at December 31, 2024 於2024年12月31日 RMB'000 人民幣千元	Expiry date 到期日	**As at December 31, 2025 於2025年12月31日 RMB'000 人民幣千元**	**Expiry date 到期日**
Expire 到期	368,235	2025-2045	**358,255**	**2026-2046**
Never expire 無到期日	79,579		**356,936**	

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that are not expected to derive sufficient taxable profits in the foreseeable future before the unused tax losses expire.

未確認遞延税項資產的税項虧損與附屬公司有關，該等附屬公司在未動用税項虧損到期之前的可預見未來預計不會產生足夠的應課税利潤。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

9 INCOME TAXES (continued)

(f) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

(g) Pillar Two income taxes

In 2021, the Organisation for Economic Co-operation and Development published the Global Anti-Base Erosion Model Rules ("Pillar Two model rules") for a new global minimum tax reform applicable to large multinational enterprises. Certain jurisdictions in which the Group operates have implemented Pillar Two income tax legislation based on this framework, and those Pillar Two income tax laws became effective on January 1, 2024. As all subsidiaries within the Group in those jurisdictions have jurisdictional effective tax rates in excess of 15%, the Group has not recognized any Pillar Two related income tax expense for the year ended December 31, 2025.

Other jurisdictions in which the Group operates are in the process of implementing their Pillar Two income tax legislation. Therefore, it is possible that the Group may be subject to additional Pillar Two income taxes in those jurisdictions.

9 所得稅（續）

(f) 不確定的稅務狀況

本集團評估稅務機關是否可能根據技術性理據接受各不確定稅務狀況的稅務處理（包括利息及罰款的潛在應用），並衡量與稅務狀況相關的未確認利益。截至2024年及2025年12月31日，本集團不存在任何未確認的重大不確定稅務狀況。本集團預計未確認稅務利益於未來12個月內不會顯著增加。與所得稅事宜相關的利息及罰款（如有）計入所得稅開支。

(g) 支柱二所得稅

於2021年，經濟合作與發展組織發佈全球反稅基侵蝕規則範本（「支柱二規則範本」），以推動適用於大型跨國企業的新全球最低稅制改革。本集團營運所在的某些司法管轄區已根據此框架實施支柱二所得稅法例，而該等支柱二所得稅法於2024年1月1日生效。由於本集團在該等司法管轄區內的所有附屬公司的法定實際稅率均超過15%，因此本集團於截至2025年12月31日止年度並未確認任何與支柱二相關的所得稅開支。

本集團營運所在其他司法管轄區正在實施其支柱二所得稅法例。因此，本集團在該等司法管轄區可能需繳納額外的支柱二所得稅。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

10 EARNINGS PER SHARE

(a) Basic earnings per share

For the years ended December 31, 2024 and 2025, the calculation of basic earnings per share has been based on the profit attributable to ordinary shareholders of the Company of RMB2,617,560,000 and RMB1,205,045,000 and weighted-average number of ordinary shares outstanding calculated as follows:

10 每股盈利

(a) 每股基本盈利

截至2024年及2025年12月31日止年度，每股基本盈利乃根據本公司普通股股東應佔利潤人民幣2,617,560,000元及人民幣1,205,045,000元以及發行在外普通股加權平均數計算如下：

	For the year ended December 31, 2024 截至2024年12月31日止年度 Number of shares 股份數目	For the year ended December 31, 2025 截至2025年12月31日止年度 Number of shares 股份數目
Issued ordinary share at the beginning of the year 年初發行的普通股	1,243,332,789	1,233,993,805
Effect of shares released from share incentive plan (Note 27) 從股份激勵計劃轉出股份的影響（附註27）	1,311,146	1,615,301
Effect of repurchase of shares (Note 26(b)(v)) 股份回購的影響（附註26(b)(v)）	(5,249,672)	(9,147,380)
Weighted average number of ordinary shares 普通股加權平均數	1,239,394,263	1,226,461,726

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

10 EARNINGS PER SHARE (continued)

(b) Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the years ended December 31, 2024 and 2025, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB2,617,560,000 and RMB1,205,045,000 respectively, and the weighted average number of ordinary shares, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

10 每股盈利（續）

(b) 每股攤薄盈利

每股攤薄盈利乃假設已轉換所有具攤薄潛力的普通股，調整發行在外普通股的加權平均數計算得出。

截至2024年及2025年12月31日止年度，每股攤薄盈利乃根據本公司普通股股東應佔利潤人民幣2,617,560,000元及人民幣1,205,045,000元，以及普通股加權平均數計算，並經股份激勵計劃的攤薄影響調整如下：

	For the year ended December 31, 2024 截至2024年12月31日止年度 Number of shares 股份數目	**For the year ended December 31, 2025 截至2025年12月31日止年度 Number of shares 股份數目**
Weighted average number of ordinary shares, basic 普通股加權平均數（基本）	1,239,394,263	**1,226,461,726**
Dilutive effect of share incentive plan (Note 27) 股份激勵計劃的攤薄影響（附註27）	7,423,354	**7,075,845**
Weighted average number of ordinary shares, diluted 普通股加權平均數（攤薄）	1,246,817,617	**1,233,537,571**

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

11 PROPERTY, PLANT AND EQUIPMENT　11 物業、廠房及設備

	Apartments 公寓 RMB'000 人民幣千元	Leasehold improvements 租賃資產裝修 RMB'000 人民幣千元	Office equipment 辦公室設備 RMB'000 人民幣千元	Store operating equipment 門店運營設備 RMB'000 人民幣千元	Motor vehicles 機動車輛 RMB'000 人民幣千元	Moulds 模具 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost: 成本：								
At January 1, 2024 於2024年1月1日	242,639	226,283	61,838	49,831	3,369	50,903	355,485	990,348
Additions 添置	–	139,312	32,187	24,352	2,067	21,792	626,541	846,251
Transfer from construction in progress 自在建工程轉入	–	353,298	–	–	–	–	(353,298)	–
Disposals 出售	–	(12,810)	(12,200)	(3,619)	–	(5,909)	–	(34,538)
Exchange adjustments 匯率調整	–	6,405	(1,998)	1,825	(8)	–	1,060	7,284
At December 31, 2024 於2024年12月31日	242,639	712,488	79,827	72,389	5,428	66,786	629,788	1,809,345
Acquisition of subsidiaries 收購附屬公司	**-**	**-**	**20,824**	**-**	**-**	**-**	**-**	**20,824**
Additions 添置	**-**	**273,789**	**13,531**	**24,137**	**3,818**	**13,665**	**680,254**	**1,009,194**
Transfer from construction in progress 自在建工程轉入	**-**	**267,709**	**-**	**3,000**	**-**	**23,584**	**(294,293)**	**-**
Disposals 出售	**(6,738)**	**(44,538)**	**(10,677)**	**(7,211)**	**(346)**	**(5,141)**	**-**	**(74,651)**
Exchange adjustments 匯率調整	**-**	**(2,616)**	**(236)**	**(291)**	**(14)**	**(2,378)**	**(4,151)**	**(9,686)**
At December 31, 2025 於2025年12月31日	**235,901**	**1,206,832**	**103,269**	**92,024**	**8,886**	**96,516**	**1,011,598**	**2,755,026**
Accumulated depreciation: 累計折舊：								
At January 1, 2024 於2024年1月1日	(20,607)	(69,363)	(37,543)	(24,001)	(2,167)	(41,152)	–	(194,833)
Charge for the year 年內支出	(8,278)	(109,297)	(12,211)	(8,363)	(457)	(18,608)	–	(157,214)
Written back on disposals 出售時撥回	–	3,703	8,343	85	–	5,765	–	17,896
Exchange adjustments 匯率調整	–	(5,142)	641	(346)	–	–	–	(4,847)
At December 31, 2024 於2024年12月31日	(28,885)	(180,099)	(40,770)	(32,625)	(2,624)	(53,995)	–	(338,998)
Charge for the year 年內支出	**(8,076)**	**(190,226)**	**(17,905)**	**(22,367)**	**(2,512)**	**(28,914)**	**-**	**(270,000)**
Written back on disposals 出售時撥回	**5,032**	**10,655**	**635**	**559**	**12**	**597**	**-**	**17,490**
Exchange adjustments 匯率調整	**-**	**1,092**	**37**	**153**	**38**	**3,379**	**-**	**4,699**
At December 31, 2025 於2025年12月31日	**(31,929)**	**(358,578)**	**(58,003)**	**(54,280)**	**(5,086)**	**(78,933)**	**-**	**(586,809)**
Impairment: 減值：								
At January 1, 2024 於2024年1月1日	–	(21,919)	(1,658)	(2,632)	–	–	–	(26,209)
Addition 添置	–	(5,801)	–	(3,045)	–	–	–	(8,846)
Written back on disposals 出售時撥回	–	1,662	–	–	–	–	–	1,662
Exchange adjustments 匯率調整	–	(545)	150	380	–	–	–	(15)
At December 31, 2024 於2024年12月31日	–	(26,603)	(1,508)	(5,297)	–	–	–	(33,408)
Addition 添置	**-**	**(33,866)**	**-**	**(1,633)**	**-**	**-**	**-**	**(35,499)**
Written back on disposals 出售時撥回	**-**	**3,039**	**-**	**5,713**	**-**	**-**	**-**	**8,752**
Exchange adjustments 匯率調整	**-**	**1,103**	**-**	**220**	**-**	**-**	**-**	**1,323**
At December 31, 2025 於2025年12月31日	**-**	**(56,327)**	**(1,508)**	**(997)**	**-**	**-**	**-**	**(58,832)**
Net book value: 賬面淨值：								
At December 31, 2024 於2024年12月31日	213,754	505,786	37,549	34,467	2,804	12,791	629,788	1,436,939
At December 31, 2025 於2025年12月31日	**203,972**	**791,927**	**43,758**	**36,747**	**3,800**	**17,583**	**1,011,598**	**2,109,385**

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

11 PROPERTY, PLANT AND EQUIPMENT (continued)

The Group had the net value of leasehold improvements and store operating equipment related to self-operated stores amounting to RMB475,771,000 and RMB753,371,000 as at December 31, 2024 and 2025, respectively.

In addition, certain of the store-level assets are measured at fair value based on unobservable inputs (Level 3) on a non-recurring basis, if determined to be impaired. The fair values of store-level assets, if determined to be impaired, are primarily represented by the price market participant would pay to sub-lease the operating lease of right-of-use assets, which reflects the highest and best use of the assets. Significant unobservable inputs used in the fair value measurement include market rental rates. The direct comparison approach is used as the valuation technique by assuming a sub-lease of each of the properties in its existing state with vacant possession. By making reference to lease transactions as available in the relevant market, comparable properties in close proximity have been selected and adjustments have been made to account for any difference in factors such as location and property size.

11 物業、廠房及設備（續）

於2024年及2025年12月31日，本集團擁有與直營店相關的租賃資產裝修及門店運營設備淨值分別為人民幣475,771,000元和人民幣753,371,000元。

此外，若干門店層面資產乃按非經常性基準，基於不可觀察輸入數據（第三層級）按公允價值計量（倘釐定為減值）。倘門店層面資產被釐定為減值，則其公允價值主要指市場參與者為轉租經營租賃使用權資產而支付的價格，這反映了資產的最高及最佳使用。公允價值計量中所使用的重大不可觀察輸入值包括市場租賃水平。透過假設該等物業以現況空置轉租，使用直接比較法作為估值技術。經參考相關市場上可用的租賃交易，已選擇相近的可資比較物業，並就位置及物業面積等因素的任何差異作出調整。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

12 RIGHT-OF-USE ASSETS

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

12 使用權資產

按相關資產的類別劃分的使用權資產賬面淨值分析如下：

	Property 物業 RMB'000 人民幣千元 (i) (i)	Warehouse equipment 倉庫設備 RMB'000 人民幣千元 (ii) (ii)	Land use right 土地使用權 RMB'000 人民幣千元 (iii) (iii)	Total 合計 RMB'000 人民幣千元
Cost: 成本：				
At January 1, 2024 於2024年1月1日	1,652,404	10,648	1,782,410	3,445,462
Additions 添置	2,093,794	–	–	2,093,794
Derecognition 終止確認	(367,834)	(10,648)	–	(378,482)
Exchange adjustments 匯率調整	3,820	–	–	3,820
At December 31, 2024 於2024年12月31日	3,382,184	–	1,782,410	5,164,594
Additions 添置	**2,097,560**	**13,666**	**–**	**2,111,226**
Derecognition 終止確認	**(434,893)**	**–**	**–**	**(434,893)**
Exchange adjustments 匯率調整	**(35,394)**	**–**	**–**	**(35,394)**
At December 31, 2025 於2025年12月31日	**5,009,457**	**13,666**	**1,782,410**	**6,805,533**
Accumulated depreciation: 累計折舊：				
At January 1, 2024 於2024年1月1日	(437,087)	(9,172)	(98,343)	(544,602)
Charge for the year 年內支出	(637,772)	(1,478)	(45,212)	(684,462)
Derecognition 終止確認	227,072	10,650	–	237,722
Exchange adjustments 匯率調整	(1,169)	–	–	(1,169)
At December 31, 2024 於2024年12月31日	(848,956)	–	(143,555)	(992,511)
Charge for the year 年內支出	**(918,624)**	**(7,637)**	**(45,210)**	**(971,471)**
Derecognition 終止確認	**275,526**	**–**	**–**	**275,526**
Exchange adjustments 匯率調整	**4,074**	**–**	**–**	**4,074**
At December 31, 2025 於2025年12月31日	**(1,487,980)**	**(7,637)**	**(188,765)**	**(1,684,382)**
Impairment: 減值：				
At January 1, 2024 and December 31, 2024 於2024年1月1日及2024年12月31日	–	–	–	–
Charge for the year 年內支出	**(112)**	**–**	**–**	**(112)**
At December 31, 2025 於2025年12月31日	**(112)**	**–**	**–**	**(112)**
Net book value: 賬面淨值：				
At December 31, 2024 於2024年12月31日	2,533,228	–	1,638,855	4,172,083
At December 31, 2025 於2025年12月31日	**3,521,365**	**6,029**	**1,593,645**	**5,121,039**

(Expressed in thousands of Renminbi, unless otherwise indicated)

12 RIGHT-OF-USE ASSETS (continued)

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

12 使用權資產（續）

與於損益內確認的租賃相關的開支項目分析如下：

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	**For the year ended December 31, 2025** **截至2025年12月31日止年度** **RMB'000** **人民幣千元**
Depreciation charge of right-of-use assets by class of underlying asset: **按相關資產類別劃分的使用權資產折舊費用：**		
Property 物業	637,772	**918,624**
Warehouse equipment 倉庫設備	1,478	**7,637**
Land use right 土地使用權	45,212	**45,210**
Less: amount capitalized as construction in progress 減：資本化於在建工程的金額	(45,212)	**(45,210)**
	639,250	**926,261**
Interest on lease liabilities (Note 8) 租賃負債利息（附註8）	91,623	**126,829**
Expense relating to short-term leases 與短期租賃相關的開支	75,755	**108,656**
Variable lease payments not included in the measurement of lease liabilities 未計入租賃負債計量的可變租賃付款	47,314	**46,313**

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 20(c) and Note 24, respectively.

租賃現金流出總額的詳情和租賃負債的期限分析分別載於附註20(c)和附註24。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

12 RIGHT-OF-USE ASSETS (continued)

Notes:

(i) Property – right-of-use assets

The Group leases properties for its self-operated stores, warehouse storage and office spaces. The leases of self-operated stores typically run for two to twelve years. Leases of office spaces and warehouse storage typically run for a period of one to seven years.

As at December 31, 2024 and 2025, right-of-use assets related to leased properties for self-operated stores amounted to RMB2,264,064,000 and RMB3,210,178,000, respectively.

Variable lease payments based on sales

Some leases of self-operated stores contain variable lease payments, which typically range from 3% to 18% of the annual or monthly sales that each store makes in excess of a certain breakpoint predetermined with landlord. These terms are common in retail stores in countries such as United states where the Group operates.

(ii) Warehouse equipment – right-of-use assets

The Group leases warehouse equipment, with lease terms of three years.

(iii) Land use right

The Group acquired the land use right of a parcel of land located in the PRC through the acquisition of a subsidiary, with an original lease term of 40 years.

(iv) Rental deposits

The refundable rental deposit itself is not part of the lease payments and is in the scope of IFRS 9. Therefore, the rental deposit should be measured at fair value on initial recognition. The difference between the initial fair value and the nominal value of the deposit is an additional lease payment made by the Group and it is included in the measurement of the right-of-use assets.

12 使用權資產（續）

附註：

(i) 物業－使用權資產

本集團為其直營店、倉庫及辦公場所租賃物業。直營店的租賃期通常為2至12年。辦公場所及倉庫的租賃期通常為1至7年。

於2024年及2025年12月31日，與直營店租賃物業相關的使用權資產分別為人民幣2,264,064,000元及人民幣3,210,178,000元。

基於銷售額的可變租賃付款

若干直營店的租約包含可變租賃付款，其金額通常介於各店舖年或月銷售額高出與業主預先確定的某一分界點之金額的3%至18%。這些條款在本集團經營所在的美國等國家的零售店中很常見。

(ii) 倉庫設備－使用權資產

本集團租賃倉庫設備，租期為3年。

(iii) 土地使用權

本集團通過收購一家附屬公司獲得了位於中國的一塊土地的土地使用權，原租期為40年。

(iv) 租賃按金

可退還的租賃按金本身不屬於租賃付款的一部分，而是屬於《國際財務報告準則》第9號的範圍。因此，租賃按金應在初始確認時按公允價值計量。初始公允價值與按金名義價值之間的差額為本集團支付的額外租賃付款，其被列入使用權資產的計量中。

(Expressed in thousands of Renminbi, unless otherwise indicated)

13 INTANGIBLE ASSETS 13 無形資產

	Intellectual property rights 知識產權 RMB'000 人民幣千元	Others 其他 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At December 31, 2024 於2024年12月31日			
Net value at January 1, 2024 於2024年1月1日的淨值	–	19,554	19,554
Additions 添置	–	1,453	1,453
Disposals 出售	–	–	–
Amortisation provided during the year 年內計提的攤銷	–	(12,228)	(12,228)
Exchange realignment 匯率調整	–	23	23
Net value at December 31, 2024 於2024年12月31日的淨值	–	8,802	8,802

	Intellectual property rights 知識產權 RMB'000 人民幣千元	**Others 其他 RMB'000 人民幣千元**	**Total 合計 RMB'000 人民幣千元**
At December 31, 2025 於2025年12月31日			
Net value at January 1, 2025 於2025年1月1日的淨值	**–**	**8,802**	**8,802**
Additions 添置	**19,750**	**1,819**	**21,569**
Acquisition of subsidiaries 收購附屬公司	**75,000**	**–**	**75,000**
Disposals 出售	**–**	**–**	**–**
Amortisation provided during the year 年內計提的攤銷	**(3,874)**	**(6,170)**	**(10,044)**
Exchange realignment 匯率調整	**–**	**(376)**	**(376)**
Net value at December 31, 2025 於2025年12月31日的淨值	**90,876**	**4,075**	**94,951**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

14 GOODWILL   14 商譽

	RMB'000 人民幣千元
Cost: 成本：	
At January 1, 2024 於2024年1月1日	21,643
Exchange realignment 匯率調整	(225)
At December 31, 2024 於2024年12月31日	21,418
Acquisition of subsidiaries (Note 28) 收購附屬公司（附註28）	204,790
Exchange realignment 匯率調整	(3,021)
At December 31, 2025 於2025年12月31日	**223,187**
Impairment: 減值：	
At January 1, 2024, December 31, 2024 and December 31, 2025 於2024年1月1日、2024年12月31日及2025年12月31日	–
Carrying amount: 賬面金額：	
At December 31, 2024 於2024年12月31日	21,418
At December 31, 2025 於2025年12月31日	**223,187**

(Expressed in thousands of Renminbi, unless otherwise indicated)

14 GOODWILL (continued)

Impairment tests for cash-generating unit (CGU) containing goodwill

For the purpose of impairment testing, goodwill has been allocated to the Group's CGU as follows.

14 商譽（續）

包含商譽之現金產生單位(CGU)之減值測試

為進行減值測試之目的，商譽已按下列方式分配至本集團的現金產生單位。

	As at December 31, 於12月31日	
	2024 2024年 RMB'000 人民幣千元	**2025** **2025年** **RMB'000** **人民幣千元**
MINISO SG Pte. Ltd. MINISO SG Pte. Ltd.	21,418	**21,970**
MINISO Winky Italy S.r.l MINISO Winky Italy S.r.l	–	**23,449**
MINISO France MINISO France	–	**177,768**
	21,418	**223,187**

For MINISO France, the recoverable amount of CGU was determined based on its fair value less costs of disposal calculation using cash flow projections based on financial budgets covering a five-year period approved by management.

就MINISO France而言，現金產生單位的可收回金額是根據其公允價值減去出售成本計算得出，該計算採用了基於管理層批准之五年期財務預算的現金流量預測。

The pre-tax discount rate applied to the cash flow projections of MINISO France was 14.42% (2024: N/A) and reflects specific risks relating to the CGU. The cash flows beyond the five-year period were extrapolated using a growth rate of 2.0% (2024: N/A). This growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

應用於MINISO France現金流量預測的稅前折現率為14.42%（2024年：不適用），該折現率反映了與該現金產生單位相關的特定風險。五年期後的現金流量為採用2.0%的增長率進行外推（2024年：不適用）。該增長率未超過該現金產生單位所處業務的長期平均增長率。

Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amounts of the above CGUs that contain goodwill to exceed their recoverable amounts.

管理層認為，即使上述任何假設發生任何合理可能的變動，亦不會導致包含商譽的上述現金產生單位之總賬面價值超過其可收回金額。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

15 OTHER INVESTMENTS

15 其他投資

	As at December 31, 於12月31日	
	2024 2024年	2025 2025年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Financial assets measured at FVTPL: **以公允價值計量且其變動計入當期損益的金融資產：** **Non-current 非流動** – Investment in an unlisted limited partnership enterprise (i) – 非上市有限合夥企業投資(i)	123,399	201,727
Current 流動 – Investment in structured deposit (ii) 投資結構性存款(ii)	100,000	–

Notes:

(i) In June 2023, the Group invested in an unlisted limited partnership enterprise (the "Partnership Enterprise") with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise, and the investment's contractual cash flows are not solely payments of principal and interest on the principal amount outstanding, therefore, this investment is accounted for as a financial asset measured at FVTPL. The Group has an intention of holding such investment as a long-term investment.

(ii) In December 2024, the Group invested in structured deposit managed by a bank in the PRC with the principal guaranteed amounting to RMB100,000,000. This structured deposit is redeemable every seven days and the investment return is settled every seven days. Investment return of the structured deposit is calculated at variable rates determined by reference to intermediate rates of Euro against US dollar.

Information about the Group's fair value measurement is included in Note 30(e).

附註：

(i) 於2023年6月，本集團投資一家非上市有限合夥企業（「合夥企業」），對價為10,409,000美元（相當於人民幣73,870,000元）。合夥企業專門從事股權投資。根據合夥協議，合夥企業由其普通合夥人管理。本集團作為有限合夥人之一參與合夥企業，而有限合夥人無權選擇或罷免合夥企業的資產管理人或普通合夥人。此外，本集團無權作出合夥企業的經營、投資及融資決策。董事認為，本集團並無任何控制權或重大影響力，以通過其於合夥企業之投資影響可變回報，且該投資的合同現金流量並非僅為支付本金及未償還本金的利息。因此該投資被列為以公允價值計量且其變動計入當期損益的金融資產。本集團有意持有該等投資作長期投資。

(ii) 於2024年12月，本集團投資於由中國一家銀行管理的結構性存款，其本金人民幣100,000,000元獲保證。該結構性存款可每7日贖回，投資回報每7日結算。結構性存款的投資回報按參考歐元兌美元的中間利率釐定的浮動利率計算。

有關本集團公允價值計量的資料載於附註30(e)。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

16 INVENTORIES
16 存貨

	As at December 31, 於12月31日	
	2024 2024年	**2025** **2025年**
	RMB'000 人民幣千元	**RMB'000** **人民幣千元**
Finished goods 製成品	2,742,092	**3,676,409**
Low-value consumables 低值易耗品	8,297	**14,829**
	2,750,389	**3,691,238**

(a) The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

(a) 已確認為開支且計入損益的存貨金額分析如下：

	For the year ended December 31, 2024 截至2024年 12月31日止年度	**For the year ended December 31, 2025 截至2025年 12月31日止年度**
	RMB'000 人民幣千元	**RMB'000** **人民幣千元**
Carrying amount of inventories sold 已售出存貨之賬面金額	9,074,490	**11,492,275**
Write-down of inventories 存貨減值	25,053	**40,784**
Cost of inventories recognized in consolidated statements of profit or loss 於綜合損益表中確認的存貨成本	9,099,543	**11,533,059**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

17 TRADE AND OTHER RECEIVABLES
17 貿易及其他應收款項

	Notes 附註	As at December 31, 於12月31日	
		2024 2024年 RMB'000 人民幣千元	2025 2025年 RMB'000 人民幣千元
Non-current 非流動			
Trade receivables 貿易應收款項		14,653	3,263
Less: loss allowance 減：虧損撥備	30(a)	(18)	(4)
Trade receivables, net of loss allowance (iii) 貿易應收款項（扣除虧損撥備）(iii)		14,635	3,259
Amounts due from related parties 應收關聯方款項	33(c)	16,708	15,575
Deposits 按金		193,810	171,039
Prepayments for lease 租賃預付款項		72,000	–
Value-added tax ("VAT") recoverable 待抵扣增值税（「增值税」）		44,135	57,638
		341,288	247,511
Current 流動			
Trade receivables 貿易應收款項		742,622	1,228,178
Less: loss allowance 減：虧損撥備	30(a)	(67,699)	(77,678)
Trade receivables, net of loss allowance 貿易應收款項（扣除虧損撥備）		674,923	1,150,500
Amounts due from related parties 應收關聯方款項	33(c)	45,424	78,052
Miscellaneous expenses paid on behalf of franchisees 代加盟商支付的雜項開支		642,073	737,986
VAT recoverable 待抵扣增值税		208,221	361,691
Rental deposits 租賃按金		71,001	159,224
Receivables due from online payment platforms and banks (i) 應收在線支付平台及銀行款項(i)		77,990	113,841
Prepayments for inventories 存貨預付款項		73,538	99,738
Prepayments for licensing expenses 授權費預付款項		65,040	91,934
Prepayments for promotion and advertising expenses 促銷及廣告支出預付款項		30,349	32,970
Prepayments for repurchase of shares 回購股份預付款項		70,518	56,530
Prepayment for rental 租金預付款項		47,665	78,764
Prepaid income tax 預付所得税		82,304	69,270
Others 其他		117,967	276,629
		2,207,013	3,307,129

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

17 TRADE AND OTHER RECEIVABLES (continued)

Notes:

(i) Receivables due from online payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group's instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

(ii) All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(iii) Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 18 to 38 months and the portion which is expected to be recovered after one year are classified as non-current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

17 貿易及其他應收款項（續）

附註：

(i) 應收在線支付平台及銀行款項主要為由第三方在線支付平台收取及保留的經由電商平台線上銷售所得款項。保留於在線支付平台上的餘額可根據本集團指示隨時提取。該等金額亦包括通過客戶信用卡／借記卡及其他在線支付平台進行線下銷售的應收銀行款項，該等付款需由收款銀行隔夜處理。

(ii) 所有歸入流動部分的貿易及其他應收款項預計將在一年內收回或確認為開支。

(iii) 與向加盟商銷售若干裝修材料有關的貿易應收款項於18至38個月期間內分期收取，而預期將於一年後收回的部分分類為非流動。國內及國外客戶的所有其他貿易債務分別在確認收益之日起30至180天內到期。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

17 TRADE AND OTHER RECEIVABLES (continued)

17 貿易及其他應收款項（續）

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

賬齡分析

截至各報告期末，基於發票日期及扣除虧損撥備後的貿易應收款項賬齡分析如下：

	As at December 31, 於12月31日	
	2024 2024年 RMB'000 人民幣千元	2025 2025年 RMB'000 人民幣千元
Non-current portion 非流動部分		
Within 90 days 90天內	1,093	1,256
91 to 180 days 91至180天	3,536	74
181 to 360 days 181至360天	4,779	1,130
361 to 540 days 361至540天	5,076	570
Over 540 days 超過540天	151	229
	14,635	3,259
Current portion 流動部分		
Within 90 days 90天內	508,247	812,897
91 to 180 days 91至180天	119,343	169,547
181 to 360 days 181至360天	34,987	140,795
361 to 540 days 361至540天	10,837	15,946
Over 540 days 超過540天	1,509	11,315
	674,923	1,150,500

(Expressed in thousands of Renminbi, unless otherwise indicated)

18 CASH AND CASH EQUIVALENTS 18 現金及現金等價物

Cash and cash equivalents comprise: 現金及現金等價物包括：

	As at December 31, 於12月31日	
	2024 2024年	**2025 2025年**
	RMB'000 人民幣千元	**RMB'000 人民幣千元**
Cash on hand 手頭現金	4,465	**9,666**
Cash at bank 銀行存款	6,323,656	**6,807,463**
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows 綜合財務狀況表及綜合現金流量表列示的現金及現金等價物	6,328,121	**6,817,129**

19 RESTRICTED CASH 19 受限制現金

	As at December 31, 於12月31日	
	2024 2024年	**2025 2025年**
	RMB'000 人民幣千元	**RMB'000 人民幣千元**
Bank deposits held in an escrow bank account (i) 託管銀行賬戶持有的銀行存款(i)	1,026	**3,462**
Bank deposits frozen for legal proceedings 因法律訴訟而被凍結的銀行存款	–	**5,020**
Marginal deposits frozen for the issuance of bank guarantees 為開立銀行擔保而凍結的保證金	–	**39,625**
Others 其他	–	**6,122**
	1,026	**54,229**

Note:

(i) The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

附註：

(i) 該結餘指於中國託管銀行賬戶持有的現金，指定用途為與加盟商進行結算。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

20 CASH FLOW INFORMATION

(a) Reconciliation of profit for the reporting period to cash generated from operations:

20 現金流資料

(a) 報告期內利潤與經營所得現金的對賬：

	Notes 附註	For the year ended December 31, 2024 截至2024年 12月31日 止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年 12月31日 止年度 RMB'000 人民幣千元
Profit for the year 年內利潤		2,635,428	1,209,814
Adjustments for: 經以下事項調整：			
Interest on lease liabilities 租賃負債利息	8	91,623	126,829
Depreciation and amortization 折舊及攤銷	6	808,694	1,206,305
Interest on loans and borrowings 貸款及借款利息	8	1,292	111,759
Interest on the Equity Linked Securities 股票掛鈎證券利息	8	–	192,342
Interest income 利息收入	8	(118,672)	(104,421)
Investment income from other investments 其他投資的投資收益	7	(81,145)	(103,675)
Changes in fair value of redemption liabilities 贖回負債公允價值變動	25	–	158,491
Net change in fair value of other investments 其他投資公允價值變動淨額	7	(29,930)	(77,227)
Fair value changes of financial derivative assets and financial derivative liabilities 金融衍生資產及金融衍生負債的公允價值變動	29	–	70,332
Gains/(losses) on disposal of property, plant and equipment and intangible assets 出售物業、廠房及設備以及無形資產的收益／（虧損）	7	2,534	(7,275)
Impairment loss on non-current assets 非流動資產減值虧損		8,846	35,611
Unrealized foreign exchange losses 未實現外匯虧損		8,258	4,168
Effect of lease contract cancellation 取消租賃合同的影響	7	(15,201)	(12,123)
Gains on disposal of subsidiaries 處置附屬公司的收益	7	(8,759)	(194)
Share of (profit)/loss of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的（利潤）／虧損，稅後淨額		(5,986)	834,453
Gains on revaluation of the previously held equity-accounted investees 重估先前持有的以權益法入賬的被投資公司之收益	7	–	(8,600)
Equity-settled share-based payment expenses 以權益結算的股份支付的開支	6	85,184	367,869
Income tax 所得稅	9(a)	712,104	703,524
Changes in working capital: 營運資金變動：			
Inventories 存貨		(828,148)	(916,651)
Trade and other receivables 貿易及其他應收款項		(836,820)	(1,028,794)
Contract liabilities 合約負債		(6,545)	30,931
Trade and other payables 貿易及其他應付款項		561,422	576,214
Restricted cash 受限制現金		6,944	(16,043)
Deferred income 遞延收益		4,486	(6,341)
Cash generated from operations 經營所得現金		2,995,609	3,347,298

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

20 CASH FLOW INFORMATION (continued)
20 現金流資料（續）

(b) Reconciliation of liabilities arising from financing activities:

(b) 融資活動所產生負債的對賬：

	Loans and borrowings 貸款及借款 RMB'000 人民幣千元	Interest payable 應付利息 RMB'000 人民幣千元	Lease liabilities 租賃負債 RMB'000 人民幣千元 Note 24 附註24	Total 合計 RMB'000 人民幣千元
At January 1, 2024 於2024年1月1日	7,259	359	1,245,305	1,252,923
Changes from financing cash flows: 融資現金流變動：				
Proceeds from loans and borrowings from third party 來自第三方貸款及借款的所得款項	563,800	–	–	563,800
Repayment of loans and borrowings 償還貸款及借款	(718)	–	–	(718)
Payment of capital element and interest element of lease liabilities 支付租賃負債的資本部分和利息部分	–	–	(725,075)	(725,075)
Total changes from financing cash flows 融資現金流變動總額	563,082	–	(725,075)	(161,993)
Exchange adjustments 匯率調整	(76)	–	(14,885)	(14,961)
Other changes: 其他變動：				
Increase in lease liabilities from entering into new leases during the year 年內訂立新租約的租賃負債增加	–	–	2,093,794	2,093,794
Decrease in lease liabilities from derecognition 終止確認導致的租賃負債減少	–	–	(152,268)	(152,268)
Increase in interest expenses 利息開支增加	1,000	292	91,623	92,915
Total other changes 其他變動總額	1,000	292	2,033,149	2,034,441
At December 31, 2024 於2024年12月31日	571,265	651	2,538,494	3,110,410

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

20 CASH FLOW INFORMATION (continued)
20 現金流資料（續）

(b) Reconciliation of liabilities arising from financing activities: (continued)

(b) 融資活動所產生負債的對賬：（續）

	Loans and borrowings 貸款及借款 RMB'000 人民幣千元	Interest payable 應付利息 RMB'000 人民幣千元	Lease liabilities 租賃負債 RMB'000 人民幣千元 Note 24 附註24	Financial derivative liabilities 金融衍生負債 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At January 1, 2025 於2025年1月1日	571,265	651	2,538,494	–	3,110,410
Increase arising from acquisition of subsidiaries (Note 28(a)) 因收購附屬公司而產生的增加額（附註28(a)）	12,522	–	–	–	12,522
Changes from financing cash flows: 融資現金流變動：					
Proceeds from loans and borrowings from third party 來自第三方貸款及借款的所得款項	4,737,057	–	–	–	4,737,057
Proceeds from Equity Linked Securities 股票掛鈎證券所得款項	2,286,643	–	–	1,556,221	3,842,864
Repayment of loans and borrowings 償還貸款及借款	(595,228)	–	–	–	(595,228)
Interest paid 已付利息	(95,800)	(651)	–	–	(96,451)
Payment of capital element and interest element of lease liabilities 支付租賃負債的資本部分和利息部分	–	–	(897,480)	–	(897,480)
Total changes from financing cash flows 融資現金流變動總額	6,332,672	(651)	(897,480)	1,556,221	6,990,762
Exchange adjustments 匯率調整	(54,126)	–	(42,997)	(29,022)	(126,145)
Other changes: 其他變動：					
Increase in lease liabilities from entering into new leases during the year 年內訂立新租約的租賃負債增加	–	–	2,111,226	–	2,111,226
Decrease in lease liabilities from derecognition 終止確認導致的租賃負債減少	–	–	(171,490)	–	(171,490)
Fair value changes of financial derivative liabilities 金融衍生負債的公允價值變動	–	–	–	(343,149)	(343,149)
Increase in interest expenses 利息開支增加	304,101	–	126,829	–	430,930
Total other changes 其他變動總額	304,101	–	2,066,565	(343,149)	2,027,517
At December 31, 2025 於2025年12月31日	7,166,434	–	3,664,582	1,184,050	12,015,066

(Expressed in thousands of Renminbi, unless otherwise indicated)

20 CASH FLOW INFORMATION (continued) 20 現金流資料（續）

(c) Total cash out flow for leases: (c) 租賃現金流出總額：

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元
Within operating cash flows 歸屬於經營現金流	(123,069)	**(248,463)**
Within financing cash flows 歸屬於融資現金流	(725,075)	**(897,480)**
	(848,144)	**(1,145,943)**

21 INTERESTS IN EQUITY-ACCOUNTED INVESTEES 21 以權益法入賬的被投資公司的權益

	As at December 31, 於12月31日	
	2024 2024年 RMB'000 人民幣千元	**2025 2025年 RMB'000 人民幣千元**
Share of net assets from associates 應佔聯營公司淨資產	38,567	**2,193,937**
Share of net assets from a joint venture 應佔合資企業淨資產	–	**13,675**
Goodwill on retaining interests in an associate 於保留聯營公司權益所產生的商譽	–	**3,279,036**
	38,567	**5,486,648**

The associates and the joint venture were accounted for using equity method. Unanimous agreements of all joint venture parties were required for key investments and operational decisions in the joint venture.

該等聯營公司及合資企業均採用權益法入賬。合資企業的重大投資及營運決策須經所有合資方一致同意。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

21 INTERESTS IN EQUITY-ACCOUNTED INVESTEES (continued)

In September 2024, the Group entered into share purchase agreements with independent third parties to acquire an aggregate of 2,668,135,376 shares in Yonghui (representing approximately 29.4% of its entire issued share capital), at a consideration amounting to RMB 6,270,118,000. The acquisition date was March 17, 2025, on which the Group began to have significant influence over Yonghui.

Yonghui, which is considered a material associate of the Group, is a strategic partner of the Group engaged in retail industry and is accounted for using the equity method.

Particulars of the material associate are as follows:

21 以權益法入賬的被投資公司的權益（續）

2024年9月，本集團與獨立第三方簽訂股份購買協議，收購永輝總計2,668,135,376股股份（約佔其全部已發行股本的29.4%），對價為人民幣6,270,118,000元。收購日期為2025年3月17日，本集團開始對永輝產生重大影響。

永輝被視為本集團的重要聯營公司，為本集團在零售業的戰略合作夥伴，並採用權益法入賬。

該重要聯營公司的詳情如下：

Name 名稱	Particulars of issued shares held 所持已發行股份的詳情	Place of incorporation/registration and business 成立／註冊地及營業地點	Percentage of ownership interest attributed to the Group 歸屬於本集團的權益比例	Principal activity 主營業務
Yonghui Superstores Co., Ltd. ("Yonghui") 永輝超市股份有限公司（「永輝」）	Ordinary shares 普通股	Chinese Mainland 中國內地	29.4%	Retail 零售

Notes:

(i) As at December 31, 2025, an investment in Yonghui with a carrying amount of RMB3,822,114,000 was pledged to secure certain bank borrowings (Note 22).

(ii) As at December 31, 2025, the fair value of investment in Yonghui based on its quoted market share price was amounted to RMB12,513,555,000.

附註：

(i) 於2025年12月31日，賬面價值為人民幣3,822,114,000元的永輝投資已作為若干銀行借款的擔保而予以質押（附註22）。

(ii) 於2025年12月31日，永輝投資根據其上市股價計算之公允價值為人民幣12,513,555,000元。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

21 INTERESTS IN EQUITY-ACCOUNTED INVESTEES (continued)

The following table illustrates the summarised financial information in respect of Yonghui adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

21 以權益法入賬的被投資公司的權益（續）

下表列示了永輝的財務資料摘要，該資料已就會計政策差異進行調整，並與綜合財務報表中的賬面值進行對賬：

	As at December 31, 2025 於2025年12月31日 RMB'000 人民幣千元
Current assets 流動資產	10,342,184
Non-current assets, excluding goodwill 非流動資產（不包括商譽）	27,615,155
Goodwill on acquisition of the associate 收購聯營公司商譽	3,279,036
Current liabilities 流動負債	(18,674,518)
Non-current liabilities 非流動負債	(11,950,509)
Net assets 淨資產	10,611,348
Net assets, excluding goodwill 淨資產（不包括商譽）	7,332,312
Non-controlling interests 非控股權益	86,486
Net assets attributable to the parent, excluding goodwill 歸屬於母公司的淨資產（不包括商譽）	7,418,798
Reconciliation to the Group's interest in the associate: 本集團於聯營公司權益之對賬：	
Proportion of the Group's ownership 本集團的持股比例	29.4%
Group's share of net assets of the associate, excluding goodwill 本集團應佔聯營公司淨資產之份額（不包括商譽）	2,181,127
Goodwill on acquisition (less cumulative impairment) 收購產生的商譽（扣除累計減值）	3,279,036
Carrying amount of the investment 投資賬面金額	5,460,163

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

21 INTERESTS IN EQUITY-ACCOUNTED INVESTEES (continued)

21 以權益法入賬的被投資公司的權益（續）

	For the period from the acquisition date to December 31, 自收購之日起至 12月31日止
	RMB'000 人民幣千元
Revenue 收入	35,455,246
Loss for the period 期內虧損	(2,764,232)
Other comprehensive loss 其他全面虧損	(3,559)
Total comprehensive loss for the period 期內全面虧損總額	(2,767,791)
(Where there is a quoted market price for the material associate) （若該重要聯營公司有公開報價）	
Fair value of the Group's investment 本集團投資的公允價值	12,513,555

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

下表列示本集團個別而言並不重要的聯營公司的合併財務資料：

	As at December 31, 於12月31日	
	2024 2024年	2025 2025年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Share of the associates' profit for the year 應佔聯營公司年內利潤	22,915	13,663
Share of the associates' total comprehensive income 應佔聯營公司全面收益總額	22,915	13,663
Aggregate carrying amount of the Group's investments in the associates 本集團於聯營公司之投資總賬面值	38,567	12,810

(Expressed in thousands of Renminbi, unless otherwise indicated)

22 LOANS AND BORROWINGS

22 貸款及借款

	As at December 31, 於12月31日	
	2024 2024年 RMB'000 人民幣千元	**2025 2025年 RMB'000 人民幣千元**
Non-current liabilities 非流動負債		
Borrowings from a non-controlling interest shareholder 來自非控股權益股東借款	4,310	**2,210**
Equity Linked Securities – liability component (Note 29) 股票掛鈎證券－負債部分（附註29）	–	**2,406,744**
Bank loans (i) 銀行貸款(i)	–	**3,006,462**
	4,310	**5,415,416**
Current liabilities 流動負債		
Current portion of borrowings from a non-controlling interest shareholder 來自非控股權益股東借款的流動部分	2,155	**2,211**
Equity Linked Securities – liability component (Note 29) 股票掛鈎證券－負債部分（附註29）	–	**8,923**
Bank loans (i) 銀行貸款(i)	–	**966,789**
Other borrowings (ii) 其他借款(ii)	564,800	**773,095**
	566,955	**1,751,018**

Notes:

(i) As at December 31, 2025, bank loans carried a weighted average effective interest rate ranging from 0.7% to 7.64% and will mature during the years from 2026 to 2032.

Bank loans with a carrying amount of RMB3,452,000,000 were secured by certain interests in an equity-accounted investee.

(ii) During the year ended December 31, 2025, the Group obtained certain bank facilities repayable in form of letters of credit to a bank with an aggregate amount of RMB777,422,000 (December 31, 2024: RMB575,578,000) and interest rates ranging from 1.05% to 1.45% (December 31, 2024: 2.07% to 2.20%). The letters of credit had a maturity less than 12 months as at December 31, 2025.

附註：

(i) 截至2025年12月31日，銀行貸款的加權平均實際利率介乎0.7%至7.64%之間，並將於2026年至2032年間到期。

賬面金額為人民幣3,452,000,000元的銀行貸款，以於一間採用權益法入賬的被投資公司的若干權益作擔保。

(ii) 截至2025年12月31日止年度，本集團獲得若干銀行信貸，以信用證形式向一間銀行償還，總金額為人民幣777,422,000元（2024年12月31日：人民幣575,578,000元），利率介乎1.05%至1.45%之間（2024年12月31日：2.07%至2.20%）。於2025年12月31日，信用證的到期期限不足12個月。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

23 TRADE AND OTHER PAYABLES
23 貿易及其他應付款項

	As at December 31, 於12月31日	
	2024 2024年	2025 2025年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Non-current 非流動		
Payable relating to construction projects 相關建設項目應付款項	59,842	72,586
Current 流動		
Trade payables 貿易應付款項	1,278,535	1,551,682
Payroll payable 應付工資	148,352	187,895
Accrued expenses 應計開支	375,588	372,210
Other taxes payable 其他應付税項	58,899	111,984
Deposits 按金	1,839,844	1,913,182
Payable relating to leasehold improvements 相關租賃裝修應付款項	93,514	104,523
Payable relating to construction projects 相關建設項目應付款項	25,579	733
Amounts due to related parties (Note 33(c)) 應付關聯方款項（附註33(c)）	8,123	8,834
Others 其他	115,554	265,448
	3,943,988	4,516,491

Information about the Group's exposure to currency and liquidity risk is included in Note 30.

The credit period granted by suppliers corresponding to trade payables is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees are expected to be settled in its normal operating cycle and may be settled more than twelve months after the reporting period. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

有關本集團面臨的貨幣和流動性風險的信息載於附註30。

供應商授予貿易應付款項對應的信用期限為30至90天。

自供應商、代理商和加盟商收到的保證金預期將於正常營運週期內結清，且可能在報告期間結束後超過十二個月方予結清。所有其他貿易應付款項、其他應付款項、應計項目和應付關聯方或加盟商的款項預計將在一年內結清或應要求償還。

(Expressed in thousands of Renminbi, unless otherwise indicated)

23 TRADE AND OTHER PAYABLES (continued)

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

23 貿易及其他應付款項（續）

賬齡分析

截至各報告期末，基於發票日期作出的貿易應付款項之賬齡分析如下：

	As at December 31, 於12月31日	
	2024 2024年	**2025 2025年**
	RMB'000 人民幣千元	**RMB'000 人民幣千元**
Within 1 month 一個月內	1,203,435	**1,416,082**
1 to 3 months 一至三個月	54,490	**75,434**
3 months to 1 year 三個月至一年	14,210	**47,601**
Over 1 year 一年以上	6,400	**12,565**
	1,278,535	**1,551,682**

24 LEASE LIABILITIES

The following table shows the remaining contractual maturities of the Group's lease liabilities at the end of the reporting periods:

24 租賃負債

下表載列本集團租賃負債於各報告期末的餘下合約到期情況：

	As at December 31, 2024 於2024年12月31日		**As at December 31, 2025 於2025年12月31日**	
	Present value of the minimum lease payments 最低租賃付款現值	Total minimum lease payments 最低租賃付款總額	**Present value of the minimum lease payments 最低租賃付款現值**	**Total minimum lease payments 最低租賃付款總額**
	RMB'000 人民幣千元	RMB'000 人民幣千元	**RMB'000 人民幣千元**	**RMB'000 人民幣千元**
Within 1 year 一年以內	635,357	652,942	**950,784**	**970,977**
After 1 year but within 2 years 一年後但兩年內	623,330	667,829	**774,018**	**820,224**
After 2 years but within 5 years 兩年後但五年內	806,325	947,046	**1,314,990**	**1,501,440**
After 5 years 五年以上	473,482	682,653	**624,790**	**837,363**
	2,538,494	2,950,470	**3,664,582**	**4,130,004**
Less: total future interest expenses 減：未來利息開支總額		(411,976)		**(465,422)**
Present value of lease liabilities 租賃負債現值		2,538,494		**3,664,582**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

25 REDEMPTION LIABILITIES ARISING FROM PREFERRED SHARES

On July 24, 2025, a subsidiary of the Company, TOP TOY International Group Limited ("TOP TOY"), entered into Series A financing agreements with four Series A investors, pursuant to which, TOP TOY issued 47,632,778 Series A Preferred Shares at an issue price totaling USD59,426,000 on July 31, 2025.

The key terms of the Series A Preferred Shares are summarized as follows:

Redemption right

The holders of Series A Preferred Shares may require TOP TOY to redeem any or all of the Series A Preferred Shares held by them at any time after the occurrence of the following events (the "redemption events") whichever is earlier:

(i)   a qualified IPO of TOP TOY has not been consummated on or prior to the third anniversary of the issue date with respect to the relevant Series A Preferred Shares;

(ii)   TOP TOY or any of its affiliates is subject to any sanctions enacted or enforced by the PRC, the United States of America, or other relevant countries, or the United Nations or the European Union; or

(iii)   TOP TOY or the Controlling Shareholder has materially breached any of their respective representations, warranties, covenants or undertakings.

The redemption price shall be equal to the higher of (i) or (ii) below: (i) the issue price plus an interest at the simple rate of ten percent per annum accruing from the issue date to the date of payment of the redemption price; and (ii) the fair value of respective Series A Preferred Shares.

25 自優先股產生的贖回負債

於2025年7月24日，本公司附屬公司TOP TOY International Group Limited（「TOP TOY」）與四名A輪投資者簽訂了A輪融資協議，據此，TOP TOY於2025年7月31日以總計59,426,000美元的發行價發行了47,632,778股A輪優先股。

A輪優先股的主要條款概述如下：

贖回權

A輪優先股持有人可於下列事件（「贖回事件」）發生後，要求TOP TOY贖回其持有的任何或全部A輪優先股，以較早發生者為準：

(i)   TOP TOY未於相關A輪優先股發行日期起計第三週年之日或之前完成合資格首次公開發售；

(ii)   TOP TOY或其任何聯屬企業受到中國、美國或其他相關國家、聯合國或歐盟頒佈或執行的任何制裁；或

(iii)   TOP TOY或控股股東已嚴重違反其各自的陳述、保證、契諾或承諾。

贖回價格應等於下列(i)或(ii)項中的較高者：(i)發行價格加上自發行日起至支付贖回價格之日止按年單利百分之十計算的利息；及(ii)相關A輪優先股的公允價值。

(Expressed in thousands of Renminbi, unless otherwise indicated)

25 REDEMPTION LIABILITIES ARISING FROM PREFERRED SHARES (continued)

Financial effect

The Group has designated the preferred shares as financial liabilities as fair value through profit of loss and subsequently measured at fair value.

Accordingly, redemption liabilities were recognized at the issue price of USD59,426,000 upon the issuance of the Series A Preferred Shares.

The movement of redemption liabilities arising from preferred shares during year ended December 31, 2025 is set out as below:

25 自優先股產生的贖回負債（續）

財務影響

本集團已將優先股指定為以公允價值計量且其變動計入當期損益的金融負債，並於其後按公允價值計量。

據此，於發行A輪優先股時，已按發行價59,426,000美元確認贖回負債。

截至2025年12月31日止年度，因優先股產生之贖回負債變動載列如下：

	For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元
At the beginning of the year 年初	–
Recognition of redemption liabilities arising from issuance of preferred share 確認發行優先股而產生的贖回負債	424,862
Changes in fair value of redemption liabilities 贖回負債公允價值變動	158,491
Exchange adjustments 匯率調整	(9,672)
At the end of the year 年末	573,681

The Group had used the discounted cash flow method to determine the underlying equity value of TOP TOY, and adopted option-pricing method to determine the fair value of Series A Preferred Shares at the end of the reporting period, with the assistance of an independent third-party valuation firm.

本集團在獨立第三方估值機構的協助下，採用折現現金流量法釐定TOP TOY的相關股權價值，並採用期權定價法釐定A輪優先股於報告期末的公允價值。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

25 REDEMPTION LIABILITIES ARISING FROM PREFERRED SHARES (continued)

Financial effect (continued)

Key valuation assumptions used to determine the fair value of Series A Preferred Shares were as follows:

25 自優先股產生的贖回負債（續）

財務影響（續）

用於釐定A輪優先股公允價值的關鍵估值假設如下：

	As at December 31 2025 於2025年12月31日 RMB'000 人民幣千元
Weighted average cost of capital 加權平均資本成本	13.5%
Risk-free interest rate 無風險利率	1.2%-2.3%
Discount for lack of marketability ("DLOM") 缺乏市場流通性折讓（「缺乏市場流通性折讓」）	5.5%
Expected volatility 預期波動率	38.7%-43.7%

Discount rate (post-tax) was estimated using the weighted average cost of capital as of each valuation date. The Group estimated the risk-free interest rate based on the yield of China Government Bond. The DLOM was estimated based on the option-pricing method. Under the option-pricing method, the cost of put option, which can hedge the price change before the private held share can be sold, was considered as a basis to determine the lack of marketability discount. Under the equity allocation model, volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for a period from the valuation date and with similar span as time to expected event dates. Probability weight under each of the redemption rights and liquidation preferences was based on the Group's best estimates. In addition to the assumptions adopted above, projections of future performance were also factored into the determination of the fair value of Series A Preferred Shares on the valuation date.

貼現率（税後）乃根據各估值日之加權平均資本成本估算。本集團根據中國政府債券之收益率估算無風險利率。缺乏市場流通性折讓乃根據期權定價法估算。根據期權定價法，可對沖私有股份出售前價格變動之認沽期權成本，被視為釐定缺乏市場流通性折讓之基礎。在權益分配模型下，波動率乃根據可比公司自估值日起至預期事件發生日期間（該期間長度應與預期事件發生日相近）之每日股價回報年化標準差估算。各項贖回權及清算優先權之機率權重，則基於本集團之最佳估計。除上述假設外，未來表現之預測亦納入估值日A輪優先股公允價值之釐定考量。

(Expressed in thousands of Renminbi, unless otherwise indicated)

26 CAPITAL AND RESERVES

(a) Share capital and additional paid-in capital

As at December 31, 2024 and 2025, the Company authorized 10,000,000,000 ordinary shares, with a par value of USD0.00001 each.

As of December 31, 2024 and 2025, analysis of the Company's issued shares including treasury shares reserved for the share incentive plan, was as follows:

26 資本及儲備

(a) 股本及資本公積

於2024年及2025年12月31日，本公司已授權10,000,000,000股每股面值0.00001美元的普通股。

截至2024年及2025年12月31日，本公司的已發行股份（包括為股份激勵計劃保留的庫存股）分析如下：

	As at December 31, 2024 於2024年12月31日		**As at December 31, 2025 於2025年12月31日**	
	Number of shares 股份數目	Share capital 股本 RMB'000 人民幣千元	**Number of shares 股份數目**	**Share capital 股本 RMB'000 人民幣千元**
Ordinary shares 普通股	1,249,871,833	94	**1,237,564,177**	**94**

(i) During the year ended December 31, 2025, the Company issued 1,465,524 shares in respect of vesting of restricted share units.

(ii) During the year ended December 31, 2024 and 2025, 2,320,360 and 1,274,624 of restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.

(iii) During the year ended December 31, 2024, 13,817,852 shares were cancelled under 2023 and 2024 share repurchase program (see Note 26(b)(v)).

(iv) During the year ended December 31, 2025, 13,773,180 shares were cancelled under 2024 share repurchase program (see Note 26(b)(v)).

(v) As at December 31, 2024 and 2025, among the ordinary shares issued, 15,878,028 and 18,428,520 shares were recognized as treasury shares (see Note 26(b)(v)), respectively.

(i) 於截至2025年12月31日止年度，本公司因受限股份單位歸屬而發行1,465,524股股份。

(ii) 於截至2024年及2025年12月31日止年度內，2,320,360及1,274,624股受限股份單位及購股權已歸屬及行使，並由庫存股份轉為普通股。

(iii) 截至2024年12月31日止年度，已根據2023年及2024年股份購回計劃註銷13,817,852股股份（見附註26(b) (v)）。

(iv) 於截至2025年12月31日止年度內，根據2024年股份回購計劃，已註銷13,773,180股股份（參見附註26(b)(v)）。

(v) 於2024年及2025年12月31日，在已發行的普通股中，15,878,028股及18,428,520股股份已分別確認為庫存股份（見附註26(b)(v)）。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

26 CAPITAL AND RESERVES (continued)

(b) Nature and purposes of reserves

(i) Merger reserve

The merger reserve mainly represents the difference between the consideration paid and the paid-in capital acquired arising from a previous business combination involving entities under common control.

(ii) Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii) Share-based payment reserve

The share-based payment reserve represents the portion of the grant date fair value of restricted shares, share options and restricted share units granted to the key management personnel and employees of the Group that has been recognized in accordance with the accounting policy adopted for share-based payments in Note 2(r)(iii).

(iv) PRC statutory reserve

PRC statutory reserves are established in accordance with the PRC Company Law and the Articles of Association of the subsidiaries which are established in the PRC. The subsidiaries being wholly foreign-owned enterprise or wholly domestic-owned enterprises, are required to allocate at least 10% of its net profits to a statutory surplus reserve. The transfer to this reserve must be made before distribution of dividends to equity shareholders can be made.

PRC statutory reserve can be used to make good previous years' losses, if any, and may be converted into capital in proportion to their existing equity holdings, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

26 資本及儲備（續）

(b) 儲備的性質及目的

(i) 合併儲備

合併儲備主要指先前同一控制下企業合併所支付的對價與取得的實收資本之間的差額。

(ii) 換算儲備

換算儲備包括換算國外業務財務報表產生的所有外匯差額。

(iii) 以股份為基礎的付款儲備

以股份為基礎的付款儲備是指已根據附註2(r)(iii)中就以股份為基礎的付款所採納的會計政策確認的授予本集團關鍵管理人員及僱員的受限制股份、購股權及受限制股份單位的授予日公允價值部分。

(iv) 中國法定公積金

中國法定公積金乃根據中國《公司法》和在中國成立的附屬公司的組織章程細則而設立。如附屬公司為外商獨資企業或內資獨資企業，則必須將其淨利潤的至少10%分配至法定盈餘公積金。轉撥至法定盈餘公積金必須在向權益股東分派股息之前作出。

中國法定公積金可用於彌補以往年度的虧損（如有），及可按其現有持股比例轉為資本，但轉為資本後的法定盈餘公積金餘額不得低於註冊資本的25%。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

26 CAPITAL AND RESERVES (continued)

(b) Nature and purposes of reserves (continued)

(v) Treasury shares

The 2020 Share Incentive Plan was administered by twelve special purpose vehicles, and the Group has the power to govern the relevant activities of the twelve special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under the 2020 Share Incentive Plan, therefore, the twelve special purpose vehicles were consolidated.

The balance of treasury shares mainly includes the considerations received from special purpose vehicles for unvested and forfeited restricted shares, and the cost of the Company's shares held by the Group.

On September 15, 2023, the Board authorized a new share repurchase program under which the Company may repurchase up to USD200 million of its shares within a period of 12 months starting from September 15, 2023 (the "2023 Share Repurchase Program").

Under the 2023 Share Repurchase Program, 4,239,400 shares repurchased on the Hong Kong Stock Exchange and 3,170,248 shares repurchased on the New York Stock Exchange were cancelled as of December 31, 2024.

On August 30, 2024, the Board authorized a new share repurchase program under which the Company may repurchase up to HKD2 billion of its shares within a period of 12 months starting from August 30, 2024 (the "2024 Share Repurchase Program").

During the year ended December 31, 2024, the Company repurchased 5,662,344 ordinary shares on the New York Stock Exchange and 5,997,000 ordinary shares on the Hong Kong Stock Exchange under the 2023 and 2024 Share Repurchase Program for total considerations of USD22,679,000 (equivalent to RMB160,687,000) and HKD186,479,000 (equivalent to RMB169,534,000), respectively.

26 資本及儲備（續）

(b) 儲備的性質及目的（續）

(v) 庫存股

2020年股份激勵計劃由12家特殊目的公司管理，本集團對該12家特殊目的公司的相關活動具有監管權，且可從根據2020年股份激勵計劃獲授股份的員工出資中獲得利益，因此將該12家特殊目的公司合併。

庫存股的結餘主要包括從特殊目的公司收到的未歸屬及被沒收的受限制股份的對價，以及本集團持有的本公司股份的成本。

於2023年9月15日，董事會授權一項新股份購回計劃，據此，本公司於自2023年9月15日起計的12個月期間可回購最多200百萬美元的股份（「2023年股份購回計劃」）。

根據2023年股份購回計劃，截至2024年12月31日，在香港聯交所回購的4,239,400股股份及在紐約證券交易所回購的3,170,248股股份已予以註銷。

於2024年8月30日，董事會授權一項新股份購回計劃，據此，本公司於自2024年8月30日起計的12個月期間可回購最多20億港元的股份（「2024年股份購回計劃」）。

截至2024年12月31日止年度，本公司根據2023年及2024年股份購回計劃在紐約證券交易所購回5,662,344股普通股以及在香港聯交所購回5,997,000股普通股，總對價分別為22,679,000美元（相當於人民幣160,687,000元）及186,479,000港元（相當於人民幣169,534,000元）。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

26 CAPITAL AND RESERVES (continued)

(b) Nature and purposes of reserves (continued)

(v) Treasury shares (continued)

On March 21, 2025, the Board authorized an extension on 2024 share repurchase program to be valid until June 30, 2026 under which the Company may further repurchase up to HKD1.8 billion of its shares within a period from March 28, 2025 to April 1, 2026.

During the year ended December 31, 2025, the Company repurchased ordinary shares under the 2024 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

26 資本及儲備（續）

(b) 儲備的性質及目的（續）

(v) 庫存股（續）

2025年3月21日，董事會批准將2024年股份購回計劃延長至2026年6月30日，據此，本公司可在2025年3月28日至2026年4月1日期間內，進一步回購總值不超過18億港元的本公司股份。

截至2025年12月31日止年度，本公司已根據2024年股份購回計劃購回普通股如下，而本集團持有該等股份的成本計入庫存股份：

Month 月份	Shares repurchased on the New York Stock Exchange 於紐約證券交易所回購股份				Shares repurchased on the Hong Kong Stock Exchange 於香港聯交所回購股份			
	Number of shares repurchased 所回購股份數目	Highest price paid per share 就每股股份支付的最高價	Lowest price paid per share 就每股股份支付的最低價	Aggregate price paid 已支付的總價	Number of shares repurchased 所回購股份數目	Highest price paid per share 就每股股份支付的最高價	Lowest price paid per share 就每股股份支付的最低價	Aggregate price paid 已支付的總價
		USD 美元	USD 美元	USD'000 千美元		HKD 港元	HKD 港元	HKD'000 千港元
March 2025 2025年3月	52,600	4.63	4.59	242	1,266,600	38.00	34.85	47,037
April 2025 2025年4月	1,621,224	4.88	3.51	6,613	5,163,200	38.00	27.05	154,897
May 2025 2025年5月	585,652	4.71	4.19	2,625	554,600	38.00	33.10	19,421
June 2025 2025年6月	1,040,368	4.73	4.20	4,666	1,183,200	36.90	32.75	41,322
July 2025 2025年7月	1,052,800	4.88	4.35	4,790	1,015,800	38.00	33.95	35,912
August 2025 2025年8月	94,136	4.88	4.61	446	159,000	38.00	36.25	5,953
November 2025 2025年11月	168,892	4.88	4.67	813	972,000	38.00	36.36	35,973
December 2025 2025年12月	387,824	4.88	4.72	1,873	2,280,400	39.24	36.10	85,777
Total 合計	5,003,496			22,068	12,594,800			426,292
Equivalent to RMB'000 等值人民幣金額千元				158,158				391,079

Under the 2024 Share Repurchase Program, 9,326,400 ordinary shares repurchased on the Hong Kong Stock Exchange and 4,446,780 ordinary shares repurchased on the New York Stock Exchange were cancelled as of December 31, 2025.

根據2024年股份購回計劃，截至2025年12月31日，於香港聯交所回購的9,326,400股普通股及在紐約證券交易所回購的4,446,780股普通股已註銷。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

26 CAPITAL AND RESERVES (continued)

(c) Capital management

The Group defines "capital" as including all components of equity. The Group's policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group's approach to capital management during the reporting periods. The Group is not subject to any externally imposed capital requirements.

(d) Dividends

During the year ended December 31, 2024, special cash dividends of USD0.0725 per ordinary share and interim cash dividends of USD0.0686 per ordinary share, amounting to USD90,635,000 (equivalent to RMB643,176,000) and USD85,221,000 (equivalent to RMB601,075,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the year ended December 31, 2025, final dividends of USD0.0817 per ordinary share and interim cash dividends of USD0.0724 per ordinary share, amounting to USD101,292,000 (equivalent to RMB726,875,000) and USD88,922,000 (equivalent to RMB630,873,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

Final dividends of USD0.0941 per ordinary share, amounting to approximately USD115.8 million, were proposed and approved by the board of directors of the Company on March 31, 2026. The dividends will be distributed from additional paid-in capital. The declaration of the final dividends is a non-adjusting event after the reporting period and has not been recognized as liabilities as of December 31, 2025.

26 資本及儲備（續）

(c) 資本管理

本集團將「資本」定義為包括權益的所有組成部分。本集團的政策是維持強大的資本基礎，以維持投資者、債權人及市場信心，並維持業務的未來發展。於報告期間，本集團的資本管理方法並無變動。本集團無須遵循任何外部施加的資本要求。

(d) 股息

截至2024年12月31日止年度，本公司宣派及派付特別現金股息每股普通股0.0725美元及中期現金股息每股普通股0.0686美元，共計90,635,000美元（相當於人民幣643,176,000元）及85,221,000美元（相當於人民幣601,075,000元）。股息從資本公積中分派。

截至2025年12月31日止年度，本公司已宣派並支付每股普通股0.0817美元的末期股息及每股普通股0.0724美元的中期現金股息，金額分別為101,292,000美元（相當於人民幣726,875,000元）及88,922,000美元（相當於人民幣630,873,000元），該等股息乃自資本公積中撥付。

於2026年3月31日，董事會建議並批准末期股息每股普通股0.0941美元，共計約115.8百萬美元。股息將從資本公積中分派。宣告末期股息是報告期後的非調整事項，且截至2025年12月31日尚未被確認為負債。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS

The 2020 Share Incentive Plan

The Group has adopted share-based compensation arrangements to incentivize outstanding performance. Pursuant to the 2020 Share Incentive Plan, as amended in June 2022, restricted shares, options, restricted share units or other approved awards may be granted to the Group's employees, directors, and consultants.

As at December 31, 2024 and December 31, 2025, the maximum aggregate number of shares that could be issued under the 2020 Share Incentive Plan was 98,773,684.

The 2020 Share Incentive Plan will remain in effect for a period of 103 months, commencing on January 7, 2020, unless terminated earlier by the Company's board of directors.

(a) Share options

In January and September 2020, the board of directors approved the grants of share options to purchase Shares of the Company to certain employees of the Group.

Each of 20% of the options granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, respectively, on the condition that employees remain in service without any performance requirements. The options lapse on the tenth anniversary of the grant date.

27 以權益結算的股份支付

2020年股份激勵計劃

本集團已採納以股份為基礎的薪酬安排，以激勵傑出表現。根據2020年股份激勵計劃（於2022年6月修訂），本集團的僱員、董事及顧問可獲授受限制股份、購股權、受限制股份單位或其他經批准獎勵。

於2024年12月31日及2025年12月31日，根據2020年股份激勵計劃可發行的股份最高總數為98,773,684股。

除非本公司董事會提前終止，否則2020年股份激勵計劃將自2020年1月7日開始生效，有效期為103個月。

(a) 購股權

於2020年1月和9月，董事會批准授予本集團若干僱員購買本公司股份的購股權。

上述授予的每20%的購股權將分別於授予日期的第一、第二、第三、第四及第五週年後的第一個交易日歸屬，前提是僱員於無任何業績條件的情況下繼續任職。購股權於授予日期十週年時失效。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

27 以權益結算的股份支付（續）

The 2020 Share Incentive Plan (continued)

2020年股份激勵計劃（續）

(a) Share options (continued)

The option activities during the years ended December 31, 2024 and 2025 are summarized as follows:

(a) 購股權（續）

截至2024年及2025年12月31日止年度的購股權活動概述如下：

	Number of options 購股權數量	Weighted-average exercise price USD per share 加權平均行使價美元每股	Weighted-average grant date fair value USD per share 授予日期的加權平均公允價值美元每股
Outstanding at January 1, 2024 於2024年1月1日未行使	5,169,104	0.036	3.66
Exercised 已行使	(1,040,440)	0.036	3.82
Forfeited 沒收	(221,200)	0.036	3.95
Outstanding at December 31, 2024 於2024年12月31日未行使	3,907,464	0.036	3.61
Exercisable at December 31, 2024 於2024年12月31日可行使	2,585,464	0.036	3.54
Non-vested at December 31, 2024 於2024年12月31日未歸屬	1,322,000	0.036	3.73
Outstanding at January 1, 2025 於2025年1月1日未行使	**3,907,464**	**0.036**	**3.61**
Exercised 已行使	**(837,828)**	**0.036**	**3.78**
Forfeited 沒收	**(71,000)**	**0.036**	**4.89**
Outstanding at December 31, 2025 於2025年12月31日未行使	**2,998,636**	**0.036**	**3.53**
Exercisable at December 31, 2025 於2025年12月31日可行使	**2,998,636**	**0.036**	**3.53**
Non-vested at December 31, 2025 於2025年12月31日未歸屬	**–**	**–**	**–**

Total share-based payment expenses calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group's employees were RMB5,879,000 and RMB109,000 for the years ended December 31, 2024 and 2025, respectively.

截至2024年及2025年12月31日止年度，就上述授予本集團僱員的購股權而言，根據授出日公允價值及於綜合損益表確認的估計沒收率計算的股份支付開支總額分別為人民幣5,879,000元及人民幣109,000元。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2020 Share Incentive Plan (continued)

(b) Restricted share units

(i) *Granted during the year ended December 31, 2024*

In March 2024, the board of directors approved the grant of restricted share units ("RSUs") to purchase 20,871,490 ordinary shares of the Company to certain employees of the Group at purchase price of USD0.00001 per share with the performance targets to be determined and approved. For the service condition, 10%, 10%, 15%, 20% and 45% of these RSUs will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the date of grant, on the condition that the employees remain in service and have fulfilled the respective performance targets in respective calendar years of 2024, 2025, 2026, 2027 and 2028. As the Company has discretion to set the relevant performance targets, the grant dates for financial reporting purposes are not considered established until the performance targets are determined and approved.

As of December 31, 2024, the Group has determined and approved the performance targets for the calendar year of 2024 and the grant date of the first tranche of RSUs to purchase 2,087,149 ordinary shares was considered to have been established, while the grant dates of subsequent tranches of RSUs to purchase 18,784,341 ordinary shares in total were not considered to have been established because the Group has not determined and approved the performance targets. Although the grant dates for the subsequent tranches of the RSUs have not been established, the respective service periods are considered to have commenced as at December 31, 2024. As such, the Group estimated and recognized equity-settled share-based payment expenses in respect of the subsequent tranches of the RSUs based on the fair value of Company's ordinary shares at each balance sheet date and reduced by the present value of the estimated dividends that the related employees will not be entitled to during the vesting periods. The amount of equity-settled share-based payment expenses for the subsequent tranches is being re-estimated at each balance sheet date until the grant dates are established.

27 以權益結算的股份支付（續）

2020年股份激勵計劃（續）

(b) 受限制股份單位

(i) *截至2024年12月31日止年度授出*

於2024年3月，董事會批准按每股0.00001美元的購買價向本集團若干僱員授出受限制股份單位（「受限制股份單位」）以購買20,871,490股本公司普通股，而績效目標尚待確定及批准。對服務條件而言，該等受限制股份單位的10%、10%、15%、20%及45%將於授予日期的第一、第二、第三、第四及第五週年後的第一個交易日歸屬，前提是該等僱員仍任職並於2024、2025、2026、2027及2028各曆年分別達成各自績效目標。由於公司有權自行設定相關的績效目標，因此就財務報告目的而言，授予日期在績效目標確定並批准之前並不視為已確立。

截至2024年12月31日，本集團已確定及批准2024曆年的績效目標，並視同已確定用以購買2,087,149股普通股的第一批受限制股份單位的授予日期，而用以購買合共18,784,341股普通股的後續批次受限制股份單位的授予日期則視同尚未確定，因為本集團尚未確定及批准績效目標。儘管後續批次的受限制股份單位的授予日期尚未確定，但於2024年12月31日，視同各自的服務期業已開始。因此，本集團根據各資產負債表日本公司普通股的公允價值，估算並確認與後續批次受限制股份單位相關的以權益結算的股份支付開支，並減去相關僱員在歸屬期內無權享有的預估股息的現值。以權益結算的股份支付開支的金額將於各資產負債表日重新估算，直至確定授予日期。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2020 Share Incentive Plan (continued)

(b) Restricted share units (continued)

(i) Granted during the year ended December 31, 2024 (continued)

In October 2024, the board of directors approved the grant of RSUs to purchase 39,300 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into four tranches. The first tranche immediately vested on the grant date, and the remaining tranches vested on January 15, 2025, April 15, 2025 and July 15, 2025, respectively, on the condition that director remains in service without any performance conditions.

The board of directors also approved the grant of RSUs to purchase 686,680 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share during the year ended December 31, 2024. These RSUs were divided into three to five tranches. Each tranche will vest based on individual vesting schedules ranging from three to five years from the grant dates, on the condition that the employees remain in service without any performance conditions.

27 以權益結算的股份支付（續）

2020年股份激勵計劃（續）

(b) 受限制股份單位（續）

(i) 截至2024年12月31日止年度授出（續）

於2024年10月，董事會批准以零購買價向本集團一名獨立非執行董事授出受限制股份單位，以購買本公司39,300股普通股。受限制股份單位分為四批。第一批於授予日期即時歸屬，而餘下批次分別於2025年1月15日、2025年4月15日及2025年7月15日歸屬，前提條件是董事仍任職，並無任何業績條件。

截至2024年12月31日止年度，董事會亦批准按每股0.036美元的購買價向本集團若干僱員授出受限制股份單位以購買合共686,680股本公司普通股。該等受限制股份單位分為三至五批。各批將根據自授予日期起計三至五年的個別歸屬時間表歸屬，前提條件是僱員仍任職，並無任何業績條件。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2020 Share Incentive Plan (continued)

(b) **Restricted share units** (continued)

(ii) *Granted during the year ended December 31, 2025*

In March 2025, June 2025, September 2025 and December 2025, the board of directors approved the grant of RSUs to purchase 240,960, 45,200, 102,000 and 93,800 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share, USD0.00001 per share, USD0.00001 per share and USD0.00001 per share, respectively. These RSUs were divided into three to five tranches. Each tranche will vest on individual vesting schedules ranging from three to five years from the grant dates, on the condition that the employees remain in service without any performance conditions.

In December 2025, the board of directors approved the grant of RSUs to purchase 13,440 ordinary shares of the Company in aggregate to one employee of the Group at purchase price of USD0.036 per share. These RSUs were divided into three tranches. Each tranche will vest on the 1st trading day following March 20, 2026, each of the 1st and 2nd anniversary of March 20, 2026, respectively, on the condition that the employee remain in service without any performance conditions.

In January 2025, the board of directors approved the grant of RSUs to purchase 108,460 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share with the performance targets to be determined and approved. For the service condition, 10%, 10%, 15%, 20% and 45% of these RSUs granted will vest on the 1st trading day following March 20, 2025, each of the 1st, 2nd, 3rd and 4th anniversary of March 20, 2025, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2024, 2025, 2026, 2027 and 2028.

27 以權益結算的股份支付（續）

2020年股份激勵計劃（續）

(b) **受限制股份單位（續）**

(ii) *截至2025年12月31日止年度授出*

2025年3月、2025年6月、2025年9月及2025年12月，董事會批准按每股0.036美元、每股0.00001美元、每股0.00001美元及每股0.00001美元的購買價向本集團若干僱員授予受限制股份單位，以分別購買本公司合計240,960股、45,200股、102,000股及93,800股普通股。該等受限制股份單位分為三至五批授予。每批將按照自授予日期起三至五年的個別歸屬時間表歸屬，前提條件是僱員仍任職，並無任何業績條件。

2025年12月，董事會批准按每股0.036美元的購買價向本集團一名僱員授予受限制股份單位，以購買本公司合計13,440股普通股。該等受限制股份單位分為三批。每批將分別於2026年3月20日、2026年3月20日的第一週年及第二週年後的第一個交易日歸屬，前提條件是僱員仍任職，並無任何業績條件。

2025年1月，董事會批准按每股0.00001美元的購買價向本集團若干僱員授出受限制股份單位，以認購本公司合計108,460股普通股，而績效目標尚待確定及批准。就服務條件而言，所授予的該等受限制股份單位的10%、10%、15%、20%及45%將分別於2025年3月20日、2025年3月20日的第一週年、第二週年、第三週年及第四週年後的第一個交易日歸屬，前提是僱員持續任職且分別於2024、2025、2026、2027及2028歷年達成相應的績效目標。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2020 Share Incentive Plan (continued)

(b) Restricted share units (continued)

(ii) *Granted during the year ended December 31, 2025 (continued)*

In March 2025, June 2025 and September 2025, the board of directors approved the grant of RSUs to purchase 534,398, 69,700 and 46,470 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share, respectively, with the performance targets to be determined and approved. For the service condition, 11.11%, 16.67%, 22.22%, and 50% of these RSUs granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, and 4th anniversary of the grant date, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2025, 2026, 2027 and 2028.

In March 2025, the board of directors approved the grant of RSUs to purchase 77,440 ordinary shares of the Company in aggregate to one employee of the Group at purchase price of USD0.00001 per share. These RSUs were one tranche and will vest on March 20, 2029, on the condition that the employee remains in service and have fulfilled the performance targets in the calendar year of 2028.

In July 2025, the board of directors approved the grant of RSUs to purchase 557,640 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share, respectively, with the performance targets to be determined and approved. For the service condition, 11.11%, 16.67%, 22.22%, and 50% of these RSUs granted will vest on the 1st trading day following March 20, 2026, each of the 1st, 2nd and 3rd anniversary of March 20, 2026, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2025, 2026, 2027 and 2028.

27 以權益結算的股份支付（續）

2020年股份激勵計劃（續）

(b) 受限制股份單位（續）

(ii) *截至2025年12月31日止年度授出（續）*

2025年3月、2025年6月及2025年9月，董事會批准按每股0.00001美元的購買價向本集團若干僱員授出受限制股份單位，以分別購買本公司合計534,398股、69,700股及46,470股普通股，而績效目標尚待確定及批准。就服務條件而言，所授予的該等受限制股份單位的11.11%、16.67%、22.22%及50%將分別於授予日期的第一週年、第二週年、第三週年及第四週年後的第一個交易日歸屬，前提是僱員持續任職且分別於2025、2026、2027及2028歷年達成相應的績效目標。

2025年3月，董事會批准按每股0.00001美元的購買價向本集團一名僱員授予受限制股份單位，以購買本公司合計77,440股普通股。該等受限制股份單位為單一批次，將於2029年3月20日歸屬，前提是該僱員持續任職且已達成2028歷年的績效目標。

2025年7月，董事會批准按每股0.00001美元的購買價向本集團若干僱員授出受限制股份單位，以認購本公司合計557,640股普通股，而績效目標尚待確定及批准。就服務條件而言，所授予的該等受限制股份單位的11.11%、16.67%、22.22%及50%將分別於2026年3月20日、2026年3月20日的第一週年、第二週年及第三週年後的第一個交易日歸屬，前提是僱員持續任職且分別於2025、2026、2027及2028歷年達成相應的績效目標。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2020 Share Incentive Plan (continued)

(b) **Restricted share units** (continued)

(ii) *Granted during the year ended December 31, 2025 (continued)*

In July 2025, the board of directors approved the grant of RSUs to purchase 1,208,850 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share, respectively, with the performance targets to be determined and approved. For the service condition, 20%, 20%, 20%, 20% and 20% of these RSUs granted will vest on the 1st trading day following March 20, 2026, each of the 1st, 2nd, 3rd and 4th anniversary of March 20, 2026, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2025, 2026, 2027, 2028 and 2029.

In July 2025, the board of directors approved the grant of RSUs to purchase 595,050 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share, respectively, with the performance targets to be determined and approved. For the service condition, 20%, 20%, 20%, 20% and 20% of these RSUs granted will vest on the 1st trading day following June 20, 2026, each of the 1st, 2nd, 3rd and 4th anniversary of June 20, 2026, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2025, 2026, 2027, 2028 and 2029.

As the Company has discretion to set the relevant performance targets, the grant dates of these RSUs described above with performance targets are not considered established for financial reporting purpose until the performance targets are determined and approved.

27 以權益結算的股份支付（續）

2020年股份激勵計劃（續）

(b) **受限制股份單位**（續）

(ii) *截至2025年12月31日止年度授出（續）*

2025年7月，董事會批准按每股0.00001美元的購買價向本集團若干僱員授出受限制股份單位，以認購本公司合計1,208,850股普通股，而績效目標尚待確定及批准。就服務條件而言，所授予的該等受限制股份單位的20%、20%、20%、20%及20%將分別於2026年3月20日、2026年3月20日的第一週年、第二週年、第三週年及第四週年後的第一個交易日歸屬，前提是僱員持續任職且分別於2025、2026、2027、2028及2029歷年達成相應的績效目標。

2025年7月，董事會批准按每股0.00001美元的購買價向本集團若干僱員授出受限制股份單位，以認購本公司合計595,050股普通股，而績效目標尚待確定及批准。就服務條件而言，所授予的該等受限制股份單位的20%、20%、20%、20%及20%將分別於2026年6月20日、2026年6月20日的第一週年、第二週年、第三週年及第四週年後的第一個交易日歸屬，前提是僱員持續任職且分別於2025、2026、2027、2028及2029歷年達成相應的績效目標。

由於本公司有權自行設定相關的績效目標，因此就財務報告目的而言，在績效目標確定並批准之前，上文所述附帶績效目標的該等受限制股份單位的授予日期並不視為已確立。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2020 Share Incentive Plan (continued)

(b) Restricted share units (continued)

(ii) Granted during the year ended December 31, 2025 (continued)

As at December 31, 2025, the Group has determined and approved the performance targets for the calendar year of 2024 and the grant date of the first tranche of RSUs granted in January 2025 to purchase 10,846 ordinary shares was considered to have been established, while the grant dates of subsequent tranches of RSUs granted in January 2025 to purchase 97,614 ordinary shares in total and all tranches of the RSUs granted in March, June, July and September 2025 to purchase 3,089,548 ordinary shares in total were not considered to have been established because the Group has not determined and approved the performance targets. Although the grant dates have not been established, the respective service periods are considered to have commenced as at December 31, 2025. As such, the Group estimated and recognized equity-settled share-based payment expenses in respect of each tranche of the RSUs for which the grant dates were not considered to have been established based on the fair value of Company's ordinary shares at each reporting date and reduced by the present value of the estimated dividends that the related employees will not be entitled to during the vesting periods. The amount of equity-settled share-based payment expenses for each tranche is being re-estimated at each reporting date until the grant dates are established.

27 以權益結算的股份支付（續）

2020年股份激勵計劃（續）

(b) 受限制股份單位（續）

(ii) 截至2025年12月31日止年度授出（續）

於2025年12月31日，本集團已確定及批准2024曆年的績效目標，並視同已確定2025年1月已授予用以購買10,846股普通股的第一批受限制股份單位的授予日期，而2025年1月已授予用以購買合共97,614股普通股的後續批次受限制股份單位及2025年3月、6月、7月及9月已授予用以購買合共3,089,548股普通股所有批次受限制股份單位的授予日期則視同尚未確定，因為本集團尚未確定及批准績效目標。儘管授予日期尚未確定，但於2025年12月31日，視同各自的服務期業已開始。因此，本集團根據本公司普通股於各報告日期的公允價值並減去相關僱員在歸屬期內無權享有的預估股息的現值，估算並確認授予日期視同尚未確定的每批受限制股份單位相關的以權益結算的股份支付開支。每批以權益結算的股份支付開支的金額將於各報告日期重新估算，直至確定授予日期。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2020 Share Incentive Plan (continued)

(b) Restricted share units (continued)

(iii) *Movements in the number of RSUs granted and the respective weighted-average grant date fair values are as follows:*

27 以權益結算的股份支付（續）

2020年股份激勵計劃（續）

(b) 受限制股份單位（續）

(iii) *授出的受限制股份單位數目及其各自加權平均授予日公允價值變動如下：*

	Number of RSUs 受限制股份單位數目	Weighted-average purchase price USD per RSU 加權平均購買價 美元每受限制股份單位	Weighted-average grant date fair value* USD per RSU 加權平均授予日公允價值* 美元每受限制股份單位
Outstanding as of January 1, 2024 截至2024年1月1日未行使	5,958,256	0.036	4.32
Granted 已授出	21,597,470	0.001	5.47
Vested 已歸屬	(1,279,920)	0.035	4.29
Forfeited 沒收	(1,557,522)	0.005	5.25
Outstanding as of December 31, 2024 截至2024年12月31日未行使	**24,718,284**	**0.008**	**5.27**
Granted 已授出	**3,693,408**	**0.002**	**4.39**
Vested 已歸屬	**(1,902,320)**	**0.008**	**5.53**
Forfeited 沒收	**(2,072,480)**	**0.002**	**4.40**
Outstanding as of December 31, 2025 截至2025年12月31日未行使	**24,436,892**	**0.007**	**4.39**

* The weighted-average grant date fair value includes those estimated for the purpose of recognizing the services from service commencement date before the grant dates have been established.

The grant date fair value of RSUs is determined with reference to the market price of the Company's ordinary shares on date of grant and is reduced by the present value of the estimated dividends that will not be entitled during the vesting periods.

* 加權平均授予日公允價值包括為確認授予日確定前服務起始日起的服務而估算的價值。

受限制股份單位的授予日公允價值乃參考本公司的普通股於授予日的市價釐定，並扣減於歸屬期內無權獲得的估計股息的現值。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2020 Share Incentive Plan (continued)

(b) Restricted share units (continued)

(iii) Movements in the number of RSUs granted and the respective weighted-average grant date fair values are as follows: (continued)

The fair value of RSUs granted during the years ended December 31, 2024 and 2025 was USD118,087,000 (equivalent to RMB847,747,000) and USD16,200,000 (equivalent to RMB115,902,000) in aggregate. Total compensation expenses calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned RSUs granted were RMB79,305,000 and RMB131,226,000 for the years ended December 31, 2024 and 2025.

The 2025 Share Incentive plan of TOP TOY (the "2025 Share Incentive Plan")

(a) Restricted shares

On July 10, 2025, the board of directors of TOP TOY approved the 2025 Share Incentive Plan. Pursuant to the 2025 Share Incentive Plan, restricted shares or other approved awards may be granted to the Group's employees and directors. The maximum aggregate number of shares of TOP TOY which could be issued under the 2025 Share Incentive Plan was 120,000,000.

Unless terminated earlier by the board of directors, the 2025 Share Incentive Plan will be valid and effective for a term of 10 years starting on July 10, 2025.

27 以權益結算的股份支付（續）

2020年股份激勵計劃（續）

(b) 受限制股份單位（續）

(iii) 授出的受限制股份單位數目及其各自加權平均授予日公允價值變動如下：（續）

截至2024年及2025年12月31日止年度授出的受限制股份單位的公允價值合共為118,087,000美元（相當於人民幣847,747,000元）及16,200,000美元（相當於人民幣115,902,000元）。截至2024年及2025年12月31日止年度，根據就上述授予的受限制股份單位授予日公允價值及於綜合損益表確認的估計沒收率計算的薪酬開支總額為人民幣79,305,000元及人民幣131,226,000元。

TOP TOY 2025年股份激勵計劃（「2025年股份激勵計劃」）

(a) 受限制股份

2025年7月10日，TOP TOY董事會批准了2025年股份激勵計劃。根據2025年股份激勵計劃，可向本集團僱員及董事授予受限制股份或其他經批准的獎勵。依據2025年股份激勵計劃可發行的TOP TOY股份最高總數為120,000,000股。

除非董事會提前終止，2025年股份激勵計劃自2025年7月10日起生效，有效期為10年。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

<table>
<tr><td>

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2025 Share Incentive plan of TOP TOY (the "2025 Share Incentive Plan") (continued)

(a) **Restricted shares** (continued)

On the same date, 85,016,800 restricted shares of TOP TOY were granted to the directors and certain employees of the Group at a purchase price of USD0.0042 per restricted share. The restricted shares granted were subject to certain restrictions on transferability and forfeiture/repurchase conditions. 20% of the restricted shares are not subject to repurchase conditions from the grant date, while each of 20% of the remaining restricted shares will no longer be subject to repurchase conditions on the first business day in 2026, 2027, 2028 and 2029, respectively, on the condition that employees remain in service without any performance requirements ("Specified Service Period"). In addition, if employees leave the Group before an IPO of TOP TOY takes place, the awarded shares will be forfeited. The forfeited shares will be repurchased by TOP TOY at the original purchase price, and if applicable, plus 10% per annum interest. As such, the actual length of vesting period of the restricted shares is subject to an IPO condition. The Group considered that an IPO of TOP TOY is probable to incur and recognized the share-based payment expenses over the estimated actual vesting period, which is based on an estimate of when an IPO of TOP TOY will incur or the Specified Service Period, whichever is longer.

Movements in the number of restricted shares granted to employees and the weighted average grant date fair value are as follows:

</td><td>

27 以權益結算的股份支付（續）

TOP TOY 2025年股份激勵計劃（「2025年股份激勵計劃」）（續）

(a) **受限制股份**（續）

同日，本集團向本集團董事及若干僱員授出85,016,800股TOP TOY受限制股份，購買價為每股受限制股份0.0042美元。所授出的受限制股份附有若干轉讓限制及沒收／回購條件。其中20%的受限制股份自授予日起不受回購條件限制，剩餘受限制股份各20%將分別於2026年、2027年、2028年及2029年的首個營業日不再受回購條件限制，前提是僱員於無任何業績條件的情況下繼續任職（「特定服務期」）。此外，若僱員在TOP TOY首次公開發售前離開本集團，已授予股份將被沒收。被沒收股份將由TOP TOY按原購買價回購，及（如適用）另加每年10%的利息。因此，受限制股份的實際歸屬期取決於首次公開發售條件。本集團認為TOP TOY很可能進行首次公開發售，並基於對TOP TOY首次公開發售時間或特定服務期（以較長者為準）的估計，在預計實際歸屬期內確認股份支付開支。

授予僱員的受限制股份數量變動及加權平均授予日公允價值如下：

</td></tr>
</table>

	Number of restricted shares 受限制股份數量	Weighted-average grant date fair value USD per restricted share 授予日期的加權平均公允價值 美元每受限制股份
Outstanding as of January 1, 2025 截至2025年1月1日未行使	–	–
Granted during the year 年內授出	85,016,800	1.1137
Outstanding as of December 31, 2025 截至2025年12月31日未行使	85,016,800	1.1137

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

27 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

The 2025 Share Incentive plan of TOP TOY (the "2025 Share Incentive Plan") (continued)

(a) Restricted shares (continued)

The aggregate fair value of restricted shares at the date of grant on July 10, 2025 was USD94,682,000 (equivalent to RMB677,074,000).

The fair value of services received in return for restricted shares is measured by reference to the fair value of restricted shares granted. The estimate of the fair value of restricted shares at the grant date was determined with reference to the fair value of the equity interest of TOP TOY which has been measured using discounted cash flow method.

The key inputs used in the measurement of the fair value of the equity interest of TOP TOY at the grant date were as follows:

27 以權益結算的股份支付（續）

TOP TOY 2025年股份激勵計劃（「2025年股份激勵計劃」）（續）

(a) 受限制股份（續）

2025年7月10日授予日受限制股份的合計公允價值為94,682,000美元（相當於人民幣677,074,000元）。

所獲作為授出受限制股份回報的服務的公允價值，參照所授予受限制股份的公允價值計量。授予日受限制股份公允價值的估計，參照採用折現現金流量法計量的TOP TOY股權公允價值確定。

授予日計量TOP TOY股權公允價值所採用的關鍵輸入數據如下：

	Inputs 輸入數據
Discount rate 折現率	12.8%
Perpetual growth rate 永久增長率	2.0%
Expected dividends 預期股息	0.0%
DLOM 缺乏市場流通性折讓	12.1%~13.9%
Expected volatility 預期波動率	42.1%-46.8%
Discount for lack of control 缺乏控制折讓	24.1%

Expected dividends are based on that no dividend plan is expected within the estimated actual vesting period. Changes in the subjective input assumptions could materially affect the fair value estimate.

The post-vesting restrictions on transferability have been incorporated into the fair value at grant date by applying a discount to the valuation obtained. The discounts have been determined using put option method.

Total share-based payment expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statement of profit or loss for aforementioned share-based awards granted to the Group's employees was RMB236,534,000 for the year ended December 31, 2025.

預期股息基於估計實際歸屬期內無股息支付計劃的前提。主觀輸入假設的變動可能對公允價值估計產生重大影響。

歸屬後轉讓限制已通過應用估值折讓納入授予日公允價值，該折讓採用認沽期權法確定。

基於授予日公允價值及估計沒收率計算，截至2025年12月31日止年度，就授予本集團僱員的上述股份獎勵計入綜合損益表的股份支付開支總額為人民幣236,534,000元。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外，以人民幣千元呈列)

28 ACQUISITION OF SUBSIDIARIES

(a) Business combination

(i) MINISO Winky Italy S.r.l

The Group previously held 49% equity interest in MINISO Winky Italy S.r.l, which was accounted for equity method. On May 19,2025, the Group acquired the remaining 51% equity interest from a third party at a consideration of EUR2,758,000 (equivalent to RMB22,685,000), settled through the offset of an existing receivable due from the counterparty.

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

28 收購附屬公司

(a) 業務合併

(i) MINISO Winky Italy S.r.l

本集團先前持有 MINISO Winky Italy S.r.l 49%的股權，採用權益法核算。2025年5月19日，本集團以代價2,758,000歐元（相當於人民幣22,685,000元）向第三方收購剩餘51%股權，該代價通過抵銷應收交易對方款項進行結算。

以下概述收購日被收購資產及所承擔負債的確認金額：

	RMB'000 人民幣千元
Cash and cash equivalents 現金及現金等價物	4,323
Trade and other receivables 貿易及其他應收款項	65,528
Inventories 存貨	38,521
Trade and other payables 貿易及其他應付款項	(54,466)
Contract liabilities 合約負債	(48)
Loans and borrowings 貸款及借款	(38,246)
Total identifiable net assets at fair value 按公允價值計量之可識別淨資產總額	15,612
Goodwill on acquisition (Note 14) 收購商譽（附註14）	23,419
Fair value of previously held 49% equity interest 先前持有的49%股權之公允價值	16,346
Satisfied by offset of an existing receivable due 已透過抵銷現有到期應收款項而結清	22,685

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

收購附屬公司相關的現金流量分析如下：

	RMB'000 人民幣千元
Cash consideration 現金代價	–
Cash and bank balances acquired 收購之現金及銀行存款	4,323
Total net cash inflow included in cash flows from investing activities 投資活動所產生之現金流量中包含的現金淨流入總額	4,323

(Expressed in thousands of Renminbi, unless otherwise indicated)

28 ACQUISITION OF SUBSIDIARIES (continued)

(a) Business combination (continued)

(i) MINISO Winky Italy S.r.l (continued)

Since the acquisition, MINISO Winky Italy S.r.l contributed RMB74,616,000 to the Group's revenue and RMB18,773,000 to the consolidated loss for the year ended December 31, 2025.

Had the combination taken place at the beginning of the year, the revenue and the profit of the Group for the year would have been RMB21,450,058,000 and RMB1,254,324,000, respectively.

(ii) MINISO France

On July 17, 2025, the Group acquired a 100% interest in MINISO France from third parties, at a cash consideration of EUR23,500,000 (equivalent to RMB197,456,000).

The following summarizes the recognized amounts of assets acquired and liabilities of MINISO France assumed at the date of acquisition:

28 收購附屬公司（續）

(a) 業務合併（續）

(i) MINISO Winky Italy S.r.l（續）

截至2025年12月31日止年度，自收購日起，MINISO Winky Italy S.r.l為本集團貢獻收入人民幣74,616,000元，並令綜合虧損增加人民幣18,773,000元。

若此項合併於年初已完成，則本集團收入及利潤應分別為人民幣21,450,058,000元及人民幣1,254,324,000元。

(ii) MINISO France

2025年7月17日，本集團以23,500,000歐元（相當於人民幣197,456,000元）的現金代價，向第三方收購了MINISO France 100%的股權。

以下概述於收購日所收購MINISO France資產及所承擔負債的確認金額：

	RMB'000 人民幣千元
Property, plant and equipment (Note 11) 物業、廠房及設備（附註11）	20,721
Interest in an equity-accounted investee 以權益法入賬的被投資公司中的權益	4,890
Cash and cash equivalents 現金及現金等價物	3,497
Trade and other receivables 貿易及其他應收款項	18,986
Inventories 存貨	24,198
Trade and other payables 貿易及其他應付款項	(41,896)
Contract liabilities 合約負債	(1,789)
Loans and borrowings 貸款及借款	(12,522)
Total identifiable net assets at fair value 按公允價值計量之可識別淨資產總額	16,085
Goodwill on acquisition (Note 14) 收購商譽（附註14）	181,371
Satisfied by cash 現金結清	197,456

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

28 ACQUISITION OF SUBSIDIARIES (continued)

(a) Business combination (continued)

(ii) MINISO France (continued)

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

28 收購附屬公司（續）

(a) 業務合併（續）

(ii) MINISO France（續）

收購附屬公司所涉現金流量分析如下：

	RMB'000 人民幣千元
Cash consideration 現金代價	(197,456)
Cash and bank balances acquired 收購之現金及銀行存款	3,497
Total net cash outflow included in cash flows from investing activities 投資活動所產生之現金流量中包含的現金淨流出總額	(193,959)

Since the acquisition, MINISO France contributed RMB69,310,000 to the Group's revenue and RMB5,526,000 to the consolidated loss for the year ended December 31, 2025.

截至2025年12月31日止年度，自收購起，MINISO France為本集團貢獻收入人民幣69,310,000元，並令綜合虧損增加人民幣5,526,000元。

Had the combination taken place at the beginning of the year, the revenue and the profit of the Group for the year would have been RMB21,479,899,000 and RMB1,259,283,000, respectively.

若該項合併於年初完成，則本集團收入及利潤應分別為人民幣21,479,899,000元及人民幣1,259,283,000元。

(Expressed in thousands of Renminbi, unless otherwise indicated)

28 ACQUISITION OF SUBSIDIARIES (continued)

28 收購附屬公司（續）

(b) Acquisition of assets and liabilities through acquisition of a subsidiary

In July 2025, the Group entered into a share transfer agreement with a third party to acquire 51% equity interest in a target entity at a cash consideration of RMB39,680,000. Upon the completion of this acquisition on August 1, 2025, the target entity has become a subsidiary of the Group. The identifiable assets of this target entity mainly comprise of two groups of intellectual property rights. The transaction was recognised as an acquisition of assets, rather than a business combination, given that substantially all of the fair value of the gross assets is concentrated in a group of similar identifiable assets being the major group of intellectual property rights.

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

(b) 通過收購附屬公司獲取資產及負債

2025年7月，本集團與第三方訂立股份轉讓協議，以現金代價人民幣39,680,000元收購目標實體51%股權。該收購於2025年8月1日完成後，目標實體已成為本集團的附屬公司。該目標實體的可辨認資產主要包含兩組知識產權。鑒於總資產的公允價值幾乎全部集中於一組相似的可辨認資產（作為主要知識產權組別），本次交易被認定為資產收購而非業務合併。

以下概述收購日所收購資產及所承擔負債的確認金額：

	RMB'000 人民幣千元
Property, plant and equipment (Note 11) 物業、廠房及設備（附註11）	103
Intangible assets (Note 13) 無形資產（附註13）	75,000
Cash and cash equivalents 現金及現金等價物	3,460
Trade and other receivables 貿易及其他應收款項	1,565
Trade and other payables 貿易及其他應付款項	(3,090)
Contract liabilities 合約負債	(7)
Current taxation 即期税項	(363)
Total identifiable net assets at fair value 按公允價值計量之可識別淨資產總額	76,668
Non-controlling interest 非控股權益	36,988
Satisfied by cash 現金結清	39,680

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

28 ACQUISITION OF SUBSIDIARIES (continued)

28 收購附屬公司（續）

(b) Acquisition of assets and liabilities through acquisition of a subsidiary (continued)

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

(b) 通過收購附屬公司獲取資產及負債（續）

收購附屬公司相關的現金流量分析如下：

	RMB'000 人民幣千元
Cash consideration 現金代價	(39,680)
Cash and bank balances acquired 收購之現金及銀行存款	3,460
Total net cash outflow included in cash flows from investing activities 投資活動所產生之現金流量中包含的現金淨流出總額	(36,220)

The value of identifiable net assets acquired was determined by the Group with the assistance of an independent third-party valuation firm.

收購的可辨認淨資產的價值由本集團在獨立第三方估值公司的協助下確定。

29 EQUITY LINKED SECURITIES, LOWER STRIKE CALL OPTION AND UPPER STRIKE WARRANT

29 股票掛鉤證券、下限看漲期權及上限認股權證

(a) Equity Linked Securities

In January 2025, the Company issued equity linked securities ("Equity Linked Securities") at the issue price of USD550,000,000 (equivalent to approximately RMB3,953,345,000) (equal to 100 per cent of the principal amount of the securities). The holders of Equity Linked Securities have the right to require the Company to exchange their securities for cash with the settlement amount (the "Cash Settlement Amount").

The Cash Settlement Amount will be in USD and equal to the number of cash settled shares underlying the exercised Equity Linked Securities multiplied by the higher of the applicable exercise price per share (subject to adjustments pursuant to the terms and conditions of the Equity Linked Securities), and the volume weighted average price per share over a specified period of trading days. The cash settled shares are a notional concept used to calculate the Cash Settlement Amount, and no physical shares will be delivered to the holders of Equity Linked Securities.

(a) 股票掛鉤證券

於2025年1月，本公司以發行價格550,000,000美元（相當於約人民幣3,953,345,000元）（等於證券本金金額的100%）發行股票掛鉤證券（「股票掛鉤證券」）。股票掛鉤證券持有人有權要求本公司以結算金額（「現金結算金額」）將其證券兌換成現金。

現金結算金額將以美元計值，等於獲行使股票掛鉤證券相關的現金結算股份數目乘以適用的每股行使價（可根據股票掛鉤證券的條款及條件作出調整）及指定交易期間一股股份的成交量加權平均價兩者的較高者。現金結算股份為用於計算現金結算金額的理論概念，概不會向股票掛鉤證券持有人交付實物股份。

29 EQUITY LINKED SECURITIES, LOWER STRIKE CALL OPTION AND UPPER STRIKE WARRANT (continued)

(a) Equity Linked Securities (continued)

The Equity Linked Securities carry interest at a rate of 0.5% per annum, which is payable semi-annually in arrears. The maturity date of the Equity Linked Securities is seven years from issue date.

The proceeds from the Equity Linked Securities have been split between liability and derivative component as the cash settlement option is not clearly and closely related to the host contract economically and is separately accounted for as an embedded derivative.

At initial recognition, the derivative component was recognized as financial liability at FVTPL by using the binomial option pricing model with the assistance of an independent third-party valuation firm and was subsequently re-measured at each balance sheet date, with any resulting fair value changes recognized as "other expenses" in the consolidated statements of profit or loss.

The remainder of the proceeds was allocated to the liability component and was subsequently carried at amortized cost calculated using the effective interest method by applying an effective interest rate of approximately 8.83%.

Issuance cost associated with the issuance of Equity Linked Securities is allocated to the liability and derivative components in proportion to the allocation of proceeds.

29 股票掛鈎證券、下限看漲期權及上限認股權證（續）

(a) 股票掛鈎證券（續）

股票掛鈎證券按年利率0.5%計息，每半年支付一次。股票掛鈎證券的到期日為發行日期起計七年。

股票掛鈎證券的所得款項已劃分為負債部分及衍生工具部分，因為現金結算選擇權在經濟上與主合同並非清晰且緊密關聯，因此作為嵌入式衍生工具進行單獨核算。

初始確認時，衍生工具部分被確認為以公允價值計量且其變動計入當期損益的金融負債，採用二項式期權定價模式並在獨立第三方估值機構的協助下進行計量，隨後於各資產負債表日期重新計量，任何產生的公允價值變動於綜合損益表內確認為「其他開支」。

其餘的所得款項被劃分至負債部分，隨後按使用實際利息法計算的攤銷成本計量，應用的實際利率約為8.83%。

發行股票掛鈎證券相關的發行成本按所得款項的分配比例分配至負債及衍生工具部分。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外，以人民幣千元呈列)

29 EQUITY LINKED SECURITIES, LOWER STRIKE CALL OPTION AND UPPER STRIKE WARRANT (continued)

(a) Equity Linked Securities (continued)

The movements during the year are as follows:

29 股票掛鈎證券、下限看漲期權及上限認股權證（續）

(a) 股票掛鈎證券（續）

年內的變動如下：

	Liability component 負債部分 RMB'000 人民幣千元	Derivative component 衍生部分 RMB'000 人民幣千元
At January 1, 2025 於2025年1月1日	–	–
Issuance of the Equity Linked Securities 發行股票掛鈎證券	2,352,383	1,600,962
Issuance cost 發行成本	(65,740)	(44,741)
Interest expenses 利息開支	192,342	–
Interest paid 已付利息	(9,820)	–
Fair value changes for the year 年內公允價值變動	–	(343,149)
Exchange adjustments 匯率調整	(53,498)	(29,022)
At December 31, 2025 於2025年12月31日	2,415,667	1,184,050

(b) Lower strike call option

In January 2025, the Company entered into an agreement, under which the lower strike call option (the "Lower Strike Call Option") was granted by the counterparties to the Company, with an amount of USD168,029,906 (equivalent to approximately RMB1,207,782,000). Subject to the terms of the Lower Strike Call Option, the Lower Strike Call Option is exercisable at the discretion of the Company entitling the Company to receive cash settlement. The cash settlement will be in USD and be calculated on the difference between the exercise price of the Lower Strike Call Option and the volume weighted average price per share over a specified period of trading days, and multiplied by the number of shares underlying the Lower Strike Call Option being exercised.

(b) 下限看漲期權

本公司於2025年1月訂立一項協議，據此，交易對手方授予本公司一項下限看漲期權（「下限看漲期權」），金額為168,029,906美元（相當於約人民幣1,207,782,000元）。根據下限看漲期權的條款，本公司可酌情行使該期權，並有權獲得現金結算。現金結算將以美元進行，其金額將根據下限看漲期權的行權價與特定交易日期間的每股成交量加權平均價格之間的差額，乘以被行使的下限看漲期權所對應的股份數目計算得出。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

29 EQUITY LINKED SECURITIES, LOWER STRIKE CALL OPTION AND UPPER STRIKE WARRANT (continued)

29 股票掛鈎證券、下限看漲期權及上限認股權證（續）

(b) Lower strike call option (continued)

At initial recognition, the Lower Strike Call Option was recognized as financial asset at FVTPL by using the binomial option pricing model with the assistance of an independent third-party valuation firm and was subsequently re-measured at each balance sheet date, with any resulting fair value changes recognized as "other expenses" in the consolidated statements of profit or loss.

(b) 下限看漲期權（續）

於初始確認時，該下限看漲期權經由獨立第三方估值公司協助，採用二項式期權定價模型，確認為以公允價值計量且其變動計入當期損益的金融資產，其後於各資產負債表日重新計量，所產生之公允價值變動均於綜合損益表中確認為「其他開支」。

The movements during the year are as follows:

年內變動如下：

	As at December 31, 2025 於2025年12月31日 RMB'000 人民幣千元
At the beginning of year 年初	–
Issuance of the lower strike call option 發行下限看漲期權	1,207,782
Fair value changes for the year 年內公允價值變動	(413,481)
Exchange adjustments 匯率調整	(20,198)
At the end of year 年末	774,103

The Group had used binomial option pricing model to determine the fair value of financial derivatives at the end of the reporting period, with the assistance of an independent third-party valuation firm.

本集團在獨立第三方估值公司的協助下，採用二項式期權定價模型，以確定報告期末金融衍生工具的公允價值。

Key inputs used to determine the fair value of financial derivatives were as follows:

用於確定金融衍生工具公允價值的主要輸入數據如下：

	As at December 31, 2025 於2025年12月31日 RMB'000 人民幣千元
Discount rate 折現率	7.4%
Risk-free interest rate 無風險利率	3.8%
Expected volatility 預期波動率	56.0%

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

29 EQUITY LINKED SECURITIES, LOWER STRIKE CALL OPTION AND UPPER STRIKE WARRANT (continued)

(b) Lower strike call option (continued)

Discount rate was derived based on yield of comparable bonds with similar credit ratings applicable for the Company, after adjustments for operating location risk premium, specific risk premium, etc.

The Company estimated the risk-free interest rate based on the market yield of US Government Bond with a maturity life equal to the time to maturity of the Equity Linked Securities as of the valuation date.

Under binomial option pricing model, volatility was estimated based on an average volatility derived by the daily stock prices of comparable companies for a period with length commensurate to the time to maturity of the Equity Linked Securities as of the valuation date.

(c) Upper strike warrant

In January 2025, the Company entered into an agreement, under which the upper strike warrant (the "Upper Strike Warrant") was granted by the Company to the warrant counterparties, with an amount of USD90,529,906 (equivalent to approximately RMB650,711,000). Subject to the terms of the Upper Strike Warrant, the warrant counterparties have the right to subscript newly allotted and issued shares at an applicable exercise price, subject to adjustments.

At initial recognition, the Upper Strike Warrant was recognized as an equity instrument and was subsequently measured at historical cost.

29 股票掛鈎證券、下限看漲期權及上限認股權證（續）

(b) 下限看漲期權（續）

折現率為依據適用於本公司、信用評級相近之可比債券之利率計算得出，並已就營運地點風險溢價、特定風險溢價等進行調整。

本公司根據估值日當日，與股票掛鈎證券到期日相等的美國政府債券市場收益率，估算無風險利率。

根據二項式期權定價模型，波動率為依據估值日當日，與股票掛鈎證券到期日相等的期間內，可比公司每日股價所衍生的平均波動率進行估算。

(c) 上限認股權證

於2025年1月，本公司訂立一項協議，據此，本公司向認股權證交易對手方授出上限認股權證（「上限認股權證」），金額為90,529,906美元（相當於約人民幣650,711,000元）。根據上限認股權證的條款，認股權證交易對手方有權按適用行使價（可予調整）認購新配發及發行的股份。

於初始確認時，上限認股權證被確認為權益工具，其後按歷史成本計量。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group's credit risk is primarily attributable to trade and other receivables. The Group's exposure to credit risk arising from cash and cash equivalents, restricted cash, term deposits and financial derivative assets is limited because the counterparties are banks and financial institutions with high-credit-quality, for which the Group considers having low credit risk.

Trade receivables

The Group's trade receivables mainly derive from sales of goods to distributors and franchisees. The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At December 31, 2024 and 2025, 35% and 32% of the total trade receivables were due from the Group's five largest debtors, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer's history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates.

30 財務風險管理及公允價值

本集團在日常業務過程中承受信貸、流動性、利率及貨幣風險。下文呈列本集團所承受的上述風險及本集團為管理該等風險所採用的財務風險管理政策及實務。

(a) 信貸風險

信貸風險指交易對手未履行其合約責任而導致本集團產生財務虧損的風險。本集團的信貸風險主要歸因於貿易及其他應收款項。由於交易對手為本集團認為信貸風險低且具有高信貸質量的銀行及金融機構，因此本集團承擔來自現金及現金等價物、受限制現金、定期存款及金融衍生資產的信貸風險有限。

貿易應收款項

本集團的貿易應收款項主要來自於向代理商及加盟商銷售貨物。本集團面臨的信貸風險主要受每個客戶的個別特徵（而非客戶經營所在的行業或國家）影響，因此，當本集團與個別客戶有大額往來時，即面對信貸風險高度集中的情況。於2024年及2025年12月31日，貿易應收款項總額的35%及32%分別來自本集團的五大債務人。

本集團會對所有要求獲得超出若干金額的信貸的客戶進行個別信貸評估。該等評估針對客戶到期還款記錄及現時還款能力，並考慮客戶的具體信息以及與客戶經營所在經濟環境有關的信息。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(a) Credit risk (continued)

Trade receivables (continued)

Trade receivables relating to certain sales of fixtures to franchisees are collected by instalments within the periods ranging from 18 to 38 months. All other trade receivables are due within 30 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix.

The Group does not provide any guarantees which would expose the Group to credit risk.

Other receivables

In determining the ECLs for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default was insignificant, and therefore, no credit loss allowance of other receivables was considered necessary by management for the years ended December 31, 2024 and 2025.

(b) Liquidity risk

As at December 31, 2024 and 2025, the Group's net current assets amounted to RMB5,928,312,000 and RMB5,613,362,000, respectively. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer terms.

30 財務風險管理及公允價值（續）

(a) 信貸風險（續）

貿易應收款項（續）

與向加盟商銷售若干裝修材料有關的貿易應收款項於18至38個月期間內分期收取。所有其他貿易應收款項於自開票日期起30至180天內到期。擁有逾期6個月以上結餘的債務人被要求在獲授予任何進一步信貸之前結清所有的未清餘額。通常情況下，本集團不會從客戶那裏獲得抵押品。

本集團按相等於存續期預期信貸虧損（使用撥備矩陣計算）的金額計量貿易應收款項虧損撥備。

本集團不提供任何可能使本集團面臨信貸風險的擔保。

其他應收款項

釐定剩餘的其他應收款項預期信貸虧損時，本集團管理層已計及過往違約經驗及前瞻性資料（如適用）。本集團管理層已評估，由於自初始確認後，其他應收款項的信貸風險並無顯著增加，且違約風險並不重大，因此截至2024年及2025年12月31日止年度，管理層認為無需對其他應收款項作出信貸虧損撥備。

(b) 流動性風險

於2024年及2025年12月31日，本集團的流動資產淨值分別為人民幣5,928,312,000元及人民幣5,613,362,000元。本集團政策規定須定期監控其流動性需求及其對借款契諾的遵守情況，以確保其維持充足的現金儲備、可隨時變現銷售的證券以及由主要金融機構提供的充足承諾融資，以在短期和長期內滿足其流動性需求。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(b) Liquidity risk (continued)

The Group relies on the cash generated from operating activities as the main source of liquidity. For the years ended December 31, 2024 and 2025, the Group had net cash generated from operating activities of approximately RMB2,168,334,000 and RMB2,577,891,000 respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. The directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

The following tables show the remaining contractual maturities at the end of each reporting period presented of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of each reporting period presented) and the earliest date the Group can be required to pay.

30 財務風險管理及公允價值（續）

(b) 流動性風險（續）

本集團依賴經營活動產生的現金作為主要流動資金來源。截至2024年及2025年12月31日止年度，本集團經營活動產生的現金淨額分別約為人民幣2,168,334,000元及人民幣2,577,891,000元。此外，本集團管理層監督借款的使用情況，並確保遵守借款契諾（如有）。董事認為，本集團及本公司於可預見未來將有充足的經營活動可用資金來履行其財務義務。

下表列示本集團的金融負債於所示各報告期末基於合約未貼現現金流（包括按合約利率計算的利息付款，或倘為浮動利率，則按於所示各報告期末的現行利率）的剩餘合約期限及本集團須償付的最早日期。

	Within 1 year or on demand 一年內或按要求 RMB'000 人民幣千元	More than 1 year but less than 2 years 一年以上兩年以下 RMB'000 人民幣千元	More than 2 years but less than 5 years 兩年以上五年以下 RMB'000 人民幣千元	More than 5 years 五年以上 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Carrying amount at December 31, 2024 於2024年12月31日賬面金額 RMB'000 人民幣千元
Trade and other payables 貿易及其他應付款項	3,943,988	–	59,842	–	4,003,830	4,003,830
Loans and borrowings 貸款及借款	577,913	2,257	2,193	–	582,363	571,265
Lease liabilities 租賃負債	652,942	667,829	947,046	682,653	2,950,470	2,538,494
	5,174,843	670,086	1,009,081	682,653	7,536,663	7,113,589

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(b) Liquidity risk (continued)

30 財務風險管理及公允價值（續）

(b) 流動性風險（續）

	Within 1 year or on demand 一年內或按要求 RMB'000 人民幣千元	More than 1 year but less than 2 years 一年以上兩年以下 RMB'000 人民幣千元	More than 2 years but less than 5 years 兩年以上五年以下 RMB'000 人民幣千元	More than 5 years 五年以上 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Carrying amount at December 31, 2025 於2025年12月31日賬面金額 RMB'000 人民幣千元
Trade and other payables 貿易及其他應付款項	4,516,491	72,586	–	–	4,589,077	4,589,077
Loans and borrowings 貸款及借款	1,850,008	3,080,403	2,039,590	520,564	7,490,565	7,166,434
Redemption liabilities arising from preferred shares 自優先股產生的贖回負債	573,681	–	–	–	573,681	573,681
Lease liabilities 租賃負債	970,977	820,224	1,501,440	837,363	4,130,004	3,664,582
	7,911,157	3,973,213	3,541,030	1,357,927	16,783,327	15,993,774

(c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed-rate financial instruments at fair value through profit or loss at the end of each reporting period. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group's interest rate risk arises primarily from restricted cash and cash at bank at variable rates, which exposes the Group to cash flow interest rate risk. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

(c) 利率風險

利率風險是指金融工具的公允價值或未來現金流量因市場利率變動而波動的風險。於各報告期末，本集團並無將任何固定利率金融工具按公允價值計入損益。因此，按固定利率計息的金融工具不會使本集團面臨公允價值利率風險。本集團的利率風險主要來自受限制現金及以浮動利率計息的銀行存款，這使本集團面臨現金流量利率風險。本集團根據目前的市場情況釐定固定利率和浮動利率計息工具的適當權重，並定期進行審查和監測，以實現固定利率和浮動利率風險的適當組合。本集團並無訂立金融衍生工具對沖其利率風險。

(Expressed in thousands of Renminbi, unless otherwise indicated)

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

30 財務風險管理及公允價值（續）

(c) Interest rate risk (continued)

(c) 利率風險（續）

(i) Interest rate profile

The following table details the interest rate profile of the Group's interest-bearing financial instruments at the end of each reporting period presented:

(i) 利率概況

下表詳述於各呈列報告期末本集團的計息金融工具的利率概況：

	Interest rates 利率	As at December 31, 2024 於2024年12月31日	**Interest rates 利率**	**As at December 31, 2025 於2025年12月31日**
	% %	RMB'000 人民幣千元	**% %**	**RMB'000 人民幣千元**
Fixed rate instrument: 固定利率工具：				
Loans and borrowings (Note 22) 貸款及借款（附註22）	2.07%~3.0%	(571,265)	**0.7%~7.64%**	**(7,166,434)**
Cash at bank (Note 18) 銀行存款（附註18）	2.1%~4.36%	3,517	**N/A 不適用**	**–**
Term deposits 定期存款	1.05%~4.8%	409,135	**1.05%~4.8%**	**216,567**
		(158,613)		**(6,949,867)**
Variable rate instrument: 可變利率工具：				
Restricted cash (Note 19) 受限制現金（附註19）	0.1%~0.95%	1,026	**0.05%~1.35%**	**54,229**
Cash at bank (Note 18) 銀行存款（附註18）	0%~4.31%	6,320,139	**0.05%~4.5%**	**6,807,463**
		6,321,165		**6,861,692**

(ii) Sensitivity analysis

At December 31, 2024 and 2025, it was estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group's profit for the reporting periods and retained earnings by approximately RMB47,805,000 and RMB57,502,000, respectively.

(ii) 敏感度分析

於2024年及2025年12月31日，在所有其他變量保持不變的情況下，預計利率總體增加／減少100個基點，將增加／減少本集團的報告期間利潤及留存收益分別約人民幣47,805,000元及人民幣57,502,000元。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d) Currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States Dollars, Euros, Great British Pound and Hong Kong Dollars. The Group manages this risk as follows:

(i) Exposure to currency risk

The following table details the Group's exposure at the end of the reporting periods to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in Renminbi, translated using the spot rate at the end of the reporting periods. Differences resulting from the translation of the financial statements of foreign operations into the Group's presentation currency are excluded.

30 財務風險管理及公允價值（續）

(d) 貨幣風險

本集團面臨的貨幣風險主要來自產生以外幣（即交易相關業務的功能貨幣以外的貨幣）計值的應收款項、應付款項及現金結餘的買賣。產生該風險的貨幣主要為美元、歐元、英鎊及港元。本集團對該風險的管理方式如下：

(i) 貨幣風險敞口

下表詳列本集團於各報告期末所面臨以相關實體功能貨幣以外貨幣計值的已確認資產或負債而產生的貨幣風險。就呈報目的而言，所承受風險的金額已按報告期末的即期匯率換算為人民幣列示。此並不包括將海外業務的財務報表換算為本集團的呈報貨幣所產生的差額。

	Exposure to foreign currencies 外幣風險敞口				
	As at December 31, 2024 於2024年12月31日				
	United States Dollars 美元 RMB'000 人民幣千元	Euros 歐元 RMB'000 人民幣千元	Hong Kong Dollars 港元 RMB'000 人民幣千元	Renminbi 人民幣 RMB'000 人民幣千元	Others 其他 RMB'000 人民幣千元
Trade and other receivables 貿易及其他應收款項	189,003	43,965	66,782	–	18
Cash and cash equivalents 現金及現金等價物	173,001	93,281	2,112	8,928	1,687
Term deposits 定期存款	359	–	–	–	–
Trade and other payables 貿易及其他應付款項	(84,422)	(6,797)	(14,616)	(5,616)	(515)
Net exposure arising from recognized assets and liabilities 已確認資產及負債產生的淨敞口	277,941	130,449	54,278	3,312	1,190

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

30 財務風險管理及公允價值（續）

(d) Currency risk (continued)

(d) 貨幣風險（續）

(i) Exposure to currency risk (continued)

(i) 貨幣風險敞口（續）

	Exposure to foreign currencies 外幣風險敞口						
	As at December 31, 2025 於2025年12月31日						
	United States Dollars 美元 RMB'000 人民幣千元	Euros 歐元 RMB'000 人民幣千元	Great British Pound 英鎊 RMB'000 人民幣千元	Hong Kong Dollars 港元 RMB'000 人民幣千元	Singapore Dollars 新加坡元 RMB'000 人民幣千元	Renminbi 人民幣 RMB'000 人民幣千元	Others 其他 RMB'000 人民幣千元
Trade and other receivables 貿易及其他應收款項	307,284	22,704	27,194	25,326	–	574	2,849
Cash and cash equivalents 現金及現金等價物	51,247	61,137	5	4,804	7,087	4,084	5,461
Term deposits 定期存款	7,480	–	–	–	–	–	–
Trade and other payables 貿易及其他應付款項	(110,606)	(20,145)	(172)	(12,139)	–	(606)	(481)
Net exposure arising from recognized assets and liabilities 已確認資產及負債產生的淨敞口	255,405	63,696	27,027	17,991	7,087	4,052	7,829

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d) Currency risk (continued)

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group's profit after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

30 財務風險管理及公允價值（續）

(d) 貨幣風險（續）

(ii) 敏感度分析

下表列示假設所有其他風險變量保持不變，倘本集團於各報告期末面對重大風險的匯率於有關日期發生變化，本集團的除税後利潤及留存收益發生的即時變化。

	As at December 31, 2024 於2024年12月31日		As at December 31, 2025 於2025年12月31日	
	Increase/(decrease) in foreign exchange rates 匯率上升／（下降）	Effect on profit for the year and retained earnings 對本年度利潤及留存收益的影響	Increase/(decrease) in foreign exchange rates 匯率上升／（下降）	Effect on profit for the year and retained earnings 對本年度利潤及留存收益的影響
		RMB'000 人民幣千元		RMB'000 人民幣千元
United States Dollars 美元	1%	2,311	1%	2,127
	(1)%	(2,311)	(1)%	(2,127)
Euros 歐元	1%	1,089	1%	544
	(1)%	(1,089)	(1)%	(544)
Great British Pound 英鎊	1%	(1)	1%	226
	(1)%	1	(1)%	(226)
Hong Kong Dollars 港元	1%	561	1%	186
	(1)%	(561)	(1)%	(186)
Singapore Dollars 新加坡元	1%	12	1%	60
	(1)%	(12)	(1)%	(60)
Renminbi 人民幣	1%	31	1%	37
	(1)%	(31)	(1)%	(37)
Others 其他	1%	10	1%	64
	(1)%	(10)	(1)%	(64)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit after tax and equity measured in the respective functional currencies, and then translated into Renminbi at the exchange rate ruling at the end of the reporting periods for presentation purposes.

上表列示的分析結果代表對本集團旗下各實體按各自的功能貨幣計量的除税後利潤及權益的即時影響總額，並按報告期末的匯率換算為人民幣以供呈列之用。

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d) Currency risk (continued)

(ii) Sensitivity analysis (continued)

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of each reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency.

(e) Fair value measurement

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group's financial instruments measured at the end of each reporting period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, *Fair value measurement*.

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

*   Level 1: Fair value measured using only Level 1 inputs, i.e., unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

*   Level 2: Fair value measured using Level 2 inputs, i.e., observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

*   Level 3: Fair value measured using significant unobservable inputs.

30 財務風險管理及公允價值（續）

(d) 貨幣風險（續）

(ii) 敏感度分析（續）

敏感度分析假設已應用匯率變動重新計量本集團持有的令本集團於各報告期末面對外幣風險的該等金融工具，包括以貸方或借方功能貨幣以外的貨幣計值的本集團內公司間應付款項及應收款項。此分析不包括將海外業務的財務報表換算成本集團呈列貨幣所產生的差額。

(e) 公允價值計量

(i) 按公允價值計量的金融資產及負債

公允價值層級

下表呈列於各報告期末本集團按經常性基準計量的金融工具之公允價值，並按照《國際財務報告準則》第13號，*公允價值計量*中的定義分類為三個公允價值層級。

公允價值計量所歸類的層級乃經參考以下估值技術所用輸入數據的可觀察性及重要性而釐定：

*   第一層級：僅使用第一層級輸入數據（即於計量日期的相同資產或負債於活躍市場的未經調整報價）計量的公允價值。

*   第二層級：使用第二層級輸入數據（即未能達致第一層級的可觀察輸入數據）且並非使用重大不可觀察輸入數據計量的公允價值。不可觀察輸入數據為無市場數據的輸入數據。

*   第三層級：使用重大不可觀察輸入數據計量的公允價值。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e) Fair value measurement (continued)

(i) Financial assets and liabilities measured at fair value (continued)

Fair value hierarchy (continued)

The following table presents the Group's financial assets that are measured at fair value at the end of each reporting date:

30 財務風險管理及公允價值（續）

(e) 公允價值計量（續）

(i) 按公允價值計量的金融資產及負債（續）

公允價值層級*（續）*

下表呈列本集團於各報告期結算日以公允價值計量的金融資產：

	Fair value at December 31, 2024 於2024年 12月31日的 公允價值	Fair value measurements as at December 31, 2024 categorized into 於2024年12月31的公允價值計量分類為		
		Level 1 第一層級	Level 2 第二層級	Level 3 第三層級
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Recurring fair value measurement 經常性公允價值計量				
Assets: 資產：				
Other investments: 其他投資：				
– Investment in structured deposit －投資結構性存款	100,000	–	100,000	–
– Investment in an unlisted Partnership Enterprise －非上市合夥企業投資	123,399	–	–	123,399

(Expressed in thousands of Renminbi, unless otherwise indicated)

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

30 財務風險管理及公允價值（續）

(e) Fair value measurement (continued)

(e) 公允價值計量（續）

(i) **Financial assets and liabilities measured at fair value** (continued)

Fair value hierarchy (continued)

(i) 按公允價值計量的金融資產及負債（續）

公允價值層級（續）

	Fair value at December 31, 2025 於2025年12月31日的公允價值	Fair value measurements as at December 31, 2025 categorized into 於2025年12月31的公允價值計量分類為		
		Level 1 第一層級	Level 2 第二層級	Level 3 第三層級
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Recurring fair value measurement 經常性公允價值計量				
Assets: 資產：				
Other investments: 其他投資：				
– Investment in an unlisted Partnership Enterprise 一非上市合夥企業投資	201,727	–	–	201,727
Financial derivative assets (Note 29) 金融衍生資產（附註29）	774,103	–	–	774,103
Liabilities: 負債：				
Redemption liabilities arising from preferred shares (Note 25) 自優先股產生的贖回負債（附註25）	573,681	–	–	573,681
Financial derivative liabilities (Note 29) 金融衍生負債（附註29）	1,184,050	–	–	1,184,050

During the years ended December 31, 2024 and 2025, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group's policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur.

截至2024年及2025年12月31日止年度，第一層級與第二層級之間並無轉移，亦無第三層級的轉進或轉出。本集團的政策為於產生公允價值層級轉移的各報告期末確認相關轉移。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e) Fair value measurement (continued)

(i) Financial assets and liabilities measured at fair value (continued)

Fair value hierarchy (continued)

Other investments in Level 2 as at December 31, 2024 mainly represented investments in trust investment schemes, a wealth management product and structured deposit. The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust companies or bank, that established and managed the investments (see Note 15), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

The Group invested in an unlisted Partnership Enterprise in late June 2023 with a consideration of USD10,409,000 (equivalent to RMB73,870,000).

At December 31, 2024 and 2025, the fair value of the investment in unlisted Partnership Enterprise was determined using summation method of cost approach, based on recent transaction price of the underlying enterprise invested by this Partnership Enterprise and the predetermined distribution mechanism of returns set out in the agreement of the Partnership Enterprise. This investment was classified as Level 3 as no observable inputs for which market data could be used to measure the fair value. The movement during the year ended December 31, 2025 in the balance of the Level 3 fair value measurement was attributable to the fair value adjustment.

30 財務風險管理及公允價值（續）

(e) 公允價值計量（續）

(i) 按公允價值計量的金融資產及負債（續）

公允價值層級（續）

於2024年12月31日，第二層級中的其他投資主要指對信託投資計劃、理財產品及結構性存款的投資。該等投資的公允價值由本集團參考設立及管理該等投資的信託公司或銀行（請參閱附註15）所報的公允價值，使用具有類似條款、信貸風險、剩餘期限及其他市場數據的工具當前可用預期回報率予以釐定。

於2023年6月底，本集團投資一家非上市合夥企業，代價為10,409,000美元（相當於人民幣73,870,000元）。

於2024年及2025年12月31日，非上市合夥企業投資的公允價值乃基於該合夥企業投資的相關企業的近期交易價格及合夥企業協議所載的預先制定的回報分配機制，採用成本法下的求和法釐定。由於並無可供市場數據計量公允價值的可觀察輸入數據，因此該投資分類為第三層級。截至2025年12月31日止年度，第三層級公允價值衡量餘額的變動歸因於公允價值調整。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e) Fair value measurement (continued)

(i) **Financial assets and liabilities measured at fair value** (continued)

Fair value hierarchy (continued)

Financial derivative assets in Level 3 on December 31, 2025 represented the lower strike call option (Note 29). The fair value of financial derivative assets was determined using binomial option pricing model with the assistance of an independent valuer. These assets classified as Level 3 because of using significant unobservable market inputs.

Financial derivative liabilities in Level 3 on December 31, 2025 were embedded derivative in the Equity Linked Securities (Note 29), which were measured at their fair value at the end of each reporting period. The fair value of financial derivative liabilities was determined using binomial option pricing model with the assistance of an independent valuer. These liabilities were classified as Level 3 because of using significant unobservable market inputs.

At December 31, 2025, the fair value of redemption liabilities arising from preferred shares (Note 25) was determined using the option-pricing method using unobservable market inputs and then were classified as Level 3.

30 財務風險管理及公允價值（續）

(e) 公允價值計量（續）

(i) **按公允價值計量的金融資產及負債（續）**

公允價值層級（續）

於2025年12月31日，第三層級金融衍生資產為下限看漲期權（附註29）。金融衍生資產的公允價值為在獨立估值師協助下，採用二項式期權定價模型釐定。由於使用重大不可觀察的市場輸入數據，故將該等資產歸類為第三層級。

於2025年12月31日，第三層級金融衍生負債為股票掛鈎證券（附註29）中的嵌入式衍生性工具，該等工具於各報告期末按公允價值計量。金融衍生負債的公允價值為在獨立估值師協助下，採用二項式期權定價模型計算得出。由於使用了重大不可觀察的市場輸入數據，故將該等負債歸類為第三層級。

於2025年12月31日，自優先股產生的贖回負債（附註25）的公允價值為採用含不可觀察市場輸入數據之期權定價法釐定，並據此分類為第三層級。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

30 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e) Fair value measurement (continued)

(i) Financial assets and liabilities measured at fair value (continued)

Fair value hierarchy (continued)

The gains and losses arising from the remeasurement of fair value of other investments, financial derivative assets and liabilities and redemption liabilities arising from preferred shares are respectively included in other net income, other expenses and changes in fair value of redemption liabilities in the consolidated statements of profit or loss.

(ii) Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group's financial instruments carried at amortized cost are not materially different from their fair values as at December 31, 2024 and 2025 because of the short-term maturities of these financial instruments.

31 COMMITMENTS

(a) Capital commitments outstanding as at the end of each reporting period presented not provided for in the financial statements were as follows:

30 財務風險管理及公允價值（續）

(e) 公允價值計量（續）

(i) 按公允價值計量的金融資產及負債（續）

公允價值層級（續）

因重新計量其他投資、金融衍生資產及負債以及自優先股產生的贖回負債的公允價值所產生之損益，分別計入綜合損益表中的其他收益淨額、其他開支及贖回負債公允價值變動。

(ii) 並非按公允價值列賬的金融資產及負債的公允價值

由於該等金融工具於短期內到期，因此本集團以攤銷成本計量的金融工具的賬面金額與其於2024年及2025年12月31日的公允價值並無重大差別。

31 承諾

(a) 於各報告期末尚未於財務報表中計提的未履行資本承諾如下：

	As at December 31, 於12月31日	
	2024 2024年	2025 2025年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Contracted for construction projects 建設項目已訂約	557,180	358,971
Authorized but not contracted for construction projects 已授權但未訂約建設項目	76,366	35,268
Total 合計	633,546	394,239

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

32 CONTINGENCIES

(a) The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. ("Mingyou"), being a subsidiary of the Group's equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, Miniso (Guangzhou) Co., Ltd. ("MINISO Guangzhou") entered into a letter of intent ("the Letter") with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021, with RMB160,000,000 for 2021, RMB175,000,000 for 2022, RMB190,000,000 for 2023, RMB210,000,000 for 2024 and RMB230,000,000 for 2025. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall.

The above entities had met the commitments for the calendar years of 2021, 2022, 2023, 2024 and 2025. Therefore, MINISO Guangzhou was not required to make any compensation to the local government. As such, no provision has been made in respect of this matter as at December 31, 2025.

32 或有負債

(a) 納税承諾

於2020年10月13日，名優產業投資（廣州）有限公司（「名優」）（一家於2021年10月27日前為本集團以權益法入賬的被投資公司的附屬公司，且於2021年10月27日後成為本集團的附屬公司）成立旨在於中國廣州收購一塊土地的使用權，並於該區建設本集團新的總部大樓。2020年11月26日，名創優品（廣州）有限責任公司（「名創廣州」）就名優收購土地使用權及建設新總部大樓與該區當地政府簽訂意向書（「意向書」），名創廣州向當地政府承諾，自2021年1月1日起的五年內，名創廣州於該區的附屬公司及名優繳納的税款總額不低於人民幣965,000,000元，2021年為人民幣160,000,000元、2022年為人民幣175,000,000元、2023年為人民幣190,000,000元、2024年為人民幣210,000,000元及2025年為人民幣230,000,000元。如上述實體未能履行該承諾，名創廣州將承擔補償差額的責任。

上述實體已履行了2021年、2022年、2023年、2024年及2025年曆年的承諾。因此，名創廣州無需向當地政府支付任何補償。據此，於2025年12月31日，本公司並未就此事項計提任何撥備。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

32 CONTINGENCIES (continued)

(b) Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain officers and directors, alleging that the Company made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. The company and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs filed a motion for reconsideration of the court's decision, which was rejected by the court. Plaintiffs filed a further amended complaint on April 30, 2025. The Company and other defendants filed a motion to dismiss that complaint, which was granted by the court on March 31, 2026, with prejudice. Plaintiffs have until May 1, 2026 to file a notice to appeal the court decision. As at December 31, 2025, the directors and the Group's litigation counsel were still unable to assess the outcome of the action or reliably estimate the potential losses, if any.

32 或有負債（續）

(b) 證券集體訴訟

於2022年8月，本公司及其若干高級職員及董事被提起一項推定聯邦證券集體訴訟，指控被告違反《1933年證券法》和《1934年證券交易法》，在本公司的業務運營和財務方面存在誤導性錯誤陳述或遺漏。訴訟標題為「關於名創優品集團控股有限公司證券訴訟案」，1:22-cv-09864（紐約州南區法院）。首席原告於2022年11月獲委任，並向法院提交有效訴狀。本公司和其他被告提交了駁回訴狀的動議，該動議於2024年2月獲法院批准，並准予修正。原告繼而提交了重新審議法院決定的動議，但已被法院駁回。原告隨後於2025年4月30日提交了進一步修正的訴狀。本公司和其他被告提交了駁回訴狀的動議，該動議於2026年3月31日獲法院批准，並不准予修正。原告須於2026年5月1日或之前提交針對法院裁決的上訴通知書。截至2025年12月31日，董事及本集團訴訟律師無法評估訴訟的結果或可靠地估計潛在的損失（如有）。

33 MATERIAL RELATED PARTY TRANSACTIONS

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

33 重大關聯方交易

(a) 姓名／名稱以及與關聯方的關係

下表列出了主要關聯方及其與本集團的關係：

Name of related parties 關聯方姓名／名稱	Relationship with the Group 與本集團的關係
Mr. Ye Guofu 葉國富先生	Controlling shareholder 控股股東
Wow Colour Beauty Guangdong Technology Limited 色界美妝（廣東）科技有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Haydon (Shanghai) Technology Co., Ltd. 黑洞（上海）科技有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Guangzhou Chuyunju Catering Service Co., Ltd. 廣州市楚雲居餐飲服務有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Guangzhou Chuyunju Catering Management Co., Ltd. 廣州市楚雲居餐飲管理有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Henhaohe Tea Guangdong limited (i) 很好喝茶飲（廣東）有限公司(i)	Under common control of the controlling shareholder* 受控股股東共同控制*
OasVision International Limited 歐思景國際有限公司	Under common control of the controlling shareholder 受控股股東共同控制
MINISO (Zhaoqing) Industrial Investment Co., Ltd. 名創優品（肇慶）產業投資有限公司	Under common control of the controlling shareholder 受控股股東共同控制
MINISO Lifestyle Nigeria Limited (ii)	Under common control of the controlling shareholder* 受控股股東共同控制*
Add a friend (Guangzhou) Co., Ltd. (formerly known as MINISO Corporation) (iii) 加個好友（廣州）股份有限公司（前稱名創優品股份有限公司）(iii)	Under common control of the controlling shareholder* 受控股股東共同控制*
Multiple Friends (Shanghai) Cultural and Creative Co., Ltd. 多個朋友（上海）文化創意有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Vision (Guangdong) Enterprise Management Co., Ltd. 視界（廣東）企業管理有限公司	Under common control of the controlling shareholder 受控股股東共同控制
Shanghai Kerong Networks Limited 上海珂榕網絡科技有限公司	Significantly influenced by the controlling shareholder 受控股股東重大影響
ACC Super Accessories Shenzhen Technology Limited 深圳市超極飾科技有限公司	Significantly influenced by the controlling shareholder 受控股股東重大影響
ACC Super Accessories International Trade (Shenzhen) Co., Ltd. 超極飾國際貿易（深圳）有限公司	Significantly influenced by the controlling shareholder 受控股股東重大影響
Guangzhou Mingyou Business Development Co., Ltd. 廣州名優商務發展有限公司	Significantly influenced by the controlling shareholder 受控股股東重大影響
Guangzhou Mingyou Business Management Co., Ltd. 廣州名優商業經營管理有限公司	Significantly influenced by the controlling shareholder 受控股股東重大影響

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

33 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(a) Name and relationship with related parties (continued)

33 重大關聯方交易（續）

(a) 姓名／名稱以及與關聯方的關係（續）

Name of related parties 關聯方姓名／名稱	Relationship with the Group 與本集團的關係
KOURITEN LIMITED (iv)	Subsidiary of an equity-accounted investee of the Group 本集團以權益法入賬的被投資公司的附屬公司
KOURITEN HOLDINGS LTD (iv)	Subsidiary of an equity-accounted investee of the Group 本集團以權益法入賬的被投資公司的附屬公司
Fujian Yuntong Supply Chain Co., Ltd. (v) 福建雲通供應鏈有限公司(v)	Subsidiary of an equity-accounted investee of the Group 本集團以權益法入賬的被投資公司的附屬公司
MINISO France Travel Retail (vi)	An equity-accounted investee of the Group 本集團以權益法入賬的被投資公司
MINISO France Development (vi)	An equity-accounted investee of the Group 本集團以權益法入賬的被投資公司
MINISO Winky Italy S.r.l. (vii)	An equity-accounted investee of the Group 本集團以權益法入賬的被投資公司

Notes:

(i) As of September 6, 2022, Henhaohe Tea Guangdong Limited experienced a change in its shareholding structure. The entity was no longer under the common control of the controlling shareholder since then and therefore was no longer classified as a related party of the Group. The transactions between the Group and Henhaohe Tea Guangdong Limited before September 6, 2022 were included in Notes 33(b) and 33(c), respectively.

(ii) As of November 29, 2024, MINISO Lifestyle Nigeria Limited entered into a termination agreement for the intellectual property license, sales, and distribution framework. The entity was no longer under the common control of the controlling shareholder since then and therefore was no longer classified as a related party of the Group. The transactions between the Group and MINISO Lifestyle Nigeria Limited before November 29, 2024 and the balances with MINISO Lifestyle Nigeria Limited as at December 31, 2024 were included in Notes 33(b) and 33(c), respectively.

附註：

(i) 截至2022年9月6日，很好喝茶飲（廣東）有限公司的股權結構發生變動。自該日起，該實體不再受控股股東的共同控制，因此不再被歸類為本集團的關聯方。本集團與很好喝茶飲（廣東）有限公司於2022年9月6日之前的交易分別載於附註33(b)及33(c)。

(ii) 截至2024年11月29日，MINISO Lifestyle Nigeria Limited就知識產權授權、銷售及分銷框架簽訂了終止協議。自該日起，該實體不再受控股股東的共同控制，因此不再被歸類為本集團的關聯方。本集團與MINISO Lifestyle Nigeria Limited於2024年11月29日之前的交易以及於2024年12月31日與MINISO Lifestyle Nigeria Limited的結餘，分別載於附註33(b)及33(c)。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

33 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(a) Name and relationship with related parties (continued)

(iii) As of November 29, 2024, Add a friend (Guangzhou) Co., Ltd. experienced a change in its shareholding structure. The entity was no longer under the common control of the controlling shareholder since then and therefore was no longer classified as a related party of the Group. The transactions between the Group and Add a friend (Guangzhou) Co., Ltd. before November 29, 2024 were included in Notes 33(b) and 33(c), respectively.

(iv) On October 26, 2023, the Group invested in the parent company of KOURITEN LIMITED and acquired 25% of its interest. KOURITEN LIMITED became a subsidiary of an equity accounted investee of the Group since then. The transactions between the Group and KOURITEN LIMITED since October 26, 2023 and the balances with KOURITEN LIMITED as at December 31, 2023, 2024 and 2025 were included in Notes 33(b) and 33(c), respectively.

(v) On February 7 2025, the Group invested in the parent company of Fujian Yuntong Supply Chain Co., Ltd. and acquired 29.4% of its interest. Fujian Yuntong Supply Chain Co., Ltd. became a subsidiary of an equity accounted investee of the Group since then. The transactions between the Group and Fujian Yuntong Supply Chain Co., Ltd. since February 7 2025 and the balances with Fujian Yuntong Supply Chain Co., Ltd. as at December 31, 2025 were included in Notes 33(b) and 33(c), respectively.

(vi) On July 17, 2025, the Group acquired a 100% interest in MINISO France, the shareholder of MINISO France Travel Retail and MINISO France Development (see Note 28(a)), and simultaneously acquired a 50% interest in MINISO France Travel Retail and a 10% interest in MINISO France Development. As a result, both entities became equity-accounted investees of the Group from that date. All related transactions and balances as at December 31, 2025, were included in Notes 33(b) and 33(c), respectively.

33 重大關聯方交易（續）

(a) 姓名╱名稱以及與關聯方的關係（續）

(iii) 截至2024年11月29日，加個好友（廣州）股份有限公司的股權結構發生變動。自此，該實體不再受控股股東的共同控制，因此不再被歸類為本集團的關聯方。本集團與加個好友（廣州）股份有限公司於2024年11月29日之前的交易分別載於附註33(b)及33(c)。

(iv) 於2023年10月26日，本集團投資KOURITEN LIMITED的母公司，收購其25%的權益。自此，KOURITEN LIMITED為本集團以權益法入賬的被投資公司。本集團與KOURITEN LIMITED自2023年10月26日起的交易及於2023年、2024年及2025年12月31日與KOURITEN LIMITED的結餘分別載於附註33(b)及33(c)。

(v) 於2025年2月7日，本集團投資福建雲通供應鏈有限公司之母公司並取得其29.4%股權。自此，福建雲通供應鏈有限公司成為本集團採用權益法入賬之被投資公司之附屬公司。本集團與福建雲通供應鏈有限公司自2025年2月7日以來的交易，以及於2025年12月31日與福建雲通供應鏈有限公司的結餘，分別載於附註33(b)及33(c)。

(vi) 於2025年7月17日，本集團收購了MINISO France（即MINISO France Travel Retail及MINISO France Development之股東）的100%權益（見附註28(a)），並同時收購了MINISO France Travel Retail的50%權益及MINISO France Development的10%權益。因此，自該日起，該兩間實體均成為本集團按權益法入賬的被投資公司。所有於2025年12月31日之相關交易及結餘已分別載於附註33(b)及33(c)。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

33 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(a) Name and relationship with related parties (continued)

(vii) On July 20, 2024, the Group invested in MINISO Winky Italy S.r.l. and acquired 49% of its interest. MINISO Winky Italy S.r.l. became an equity accounted investee of the Group since then. The transactions between the Group and MINISO Winky Italy S.r.l. since July 20, 2024 and the balances with MINISO Winky Italy S.r.l. as at December 31, 2024 were included in Notes 33(b) and 33(c), respectively. On May 19, 2025, the Group acquired the remaining 51% interest in MINISO Winky Italy S.r.l., and became wholly-owned subsidiaries of the Group since then (see Note 28(a)).

(b) Transactions with related parties

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

33 重大關聯方交易（續）

(a) 姓名／名稱以及與關聯方的關係（續）

(vii) 於2024年7月20日，本集團投資MINISO Winky Italy S.r.l.，收購其49%的權益。自此，MINISO Winky Italy S.r.l.為本集團以權益法入賬的被投資公司。本集團與MINISO Winky Italy S.r.l.自2024年7月20日起的交易及於2024年12月31日與MINISO Winky Italy S.r.l.的結餘分別載於附註33(b)及33(c)。於2025年5月19日，本集團收購了MINISO Winky Italy S.r.l.餘下51%的權益，自此該公司成為本集團的全資附屬公司（見附註28(a)）。

(b) 與關聯方的交易

(i) 關鍵管理人員薪酬

關鍵管理人員薪酬包括以下內容：

	For the year ended December 31, 2024 截至2024年 12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年 12月31日止年度 RMB'000 人民幣千元
Short-term employee benefits 短期員工福利	10,510	11,335
Equity-settled share-based payment expenses (Note 27) 以權益結算的股份支付的開支（附註27）	6,368	24,126
	16,878	35,461

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

33 MATERIAL RELATED PARTY TRANSACTIONS (continued)

33 重大關聯方交易（續）

(b) Transactions with related parties (continued)

(b) 與關聯方的交易（續）

(ii) Other transactions with related parties

(ii) 與關聯方的其他交易

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	**For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元**
Sales of products 產品銷售		
– MINISO Lifestyle Nigeria Limited	15,743	**–**
– MINISO (Zhaoqing) Industrial Investment Co., Ltd. 一名創優品（肇慶）產業投資有限公司	5,556	**–**
– Wow Colour Beauty Guangdong Technology Limited 一色界美妝（廣東）科技有限公司	3	**29**
– KOURITEN LIMITED	78,662	**136,846**
– MINISO Winky Italy S.r.l.	5,581	**43,411**
– MINISO France Travel Retail	–	**12,747**
– MINISO France Development	–	**750**
– Fujian Yuntong Supply Chain Co., Ltd. 一福建雲通供應鏈有限公司	–	**745**
Provision of information technology support and consulting services 提供信息技術支持和諮詢服務		
– Haydon (Shanghai) Technology Co., Ltd. (i) 一黑洞（上海）科技有限公司(i)	50	**–**
– Wow Colour Beauty Guangdong Technology Limited (i) 一色界美妝（廣東）科技有限公司(i)	3,002	**666**
– ACC Super Accessories Shenzhen Technology Limited (i) 一深圳市超極飾科技有限公司(i)	81	**–**
– Vision (Guangdong) Enterprise Management Co., Ltd. (i) 一視界（廣東）企業管理有限公司(i)	–	**1,892**
License fee income 授權費收入		
– KOURITEN LIMITED	4,138	**5,817**
– MINISO France Travel Retail	–	**2,114**
– MINISO France Development	–	**91**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

33 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b) Transactions with related parties (continued)

(ii) Other transactions with related parties (continued)

33 重大關聯方交易（續）

(b) 與關聯方的交易（續）

(ii) 與關聯方的其他交易（續）

	For the year ended December 31, 2024 截至2024年 12月31日止年度	For the year ended December 31, 2025 截至2025年 12月31日止年度
	RMB'000 人民幣千元	RMB'000 人民幣千元
Purchase of products 產品採購		
– Shanghai Kerong Networks Limited		
－上海珂榕網絡科技有限公司	2,416	430
– Wow Colour Beauty Guangdong Technology Limited (iv)		
－色界美妝（廣東）科技有限公司(iv)	102	542
– Add a friend (Guangzhou) Co., Ltd.		
－加個好友（廣州）股份有限公司	80	–
Purchase of catering services 採購餐飲服務		
– Guangzhou Chuyunju Catering Management Co., Ltd.		
－廣州市楚雲居餐飲管理有限公司	7,637	7,825
Rental and related expenses 租金及相關開支		
– Guangzhou Mingyou Business Development Co., Ltd. (iii)		
－廣州名優商務發展有限公司(iii)	8,016	1,987
– MINISO (Zhaoqing) Industrial Investment Co., Ltd.		
－名創優品（肇慶）產業投資有限公司	5,785	2,317
Payment of lease liabilities 支付租賃負債		
– MINISO (Zhaoqing) Industrial Investment Co., Ltd. (ii)		
－名創優品（肇慶）產業投資有限公司(ii)	43,417	58,627
Payment of rental deposits 支付租賃按金		
– MINISO (Zhaoqing) Industrial Investment Co., Ltd. (ii)		
－名創優品（肇慶）產業投資有限公司(ii)	5,947	5,831
Loan provided to 提供貸款予		
– MINISO Winky Italy S.r.l.	19,681	27,253

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

33 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b) Transactions with related parties (continued)

(ii) Other transactions with related parties (continued)

Notes:

(i) Pursuant to the information technology support and consulting services agreements entered into between the Group and Haydon (Shanghai) Technology Co., Ltd., Wow Colour Beauty Guangdong Technology Limited, ACC Super Accessories Shenzhen Technology Limited, Henhaohe Tea Guangdong Limited and Vision (Guangdong) Enterprise Management Co., Ltd., the Group provided business management systems deployment and support services to these entities during the years ended December 31, 2024 and 2025.

(ii) The Group entered into lease agreements with MINISO (Zhaoqing) Industrial Investment Co., Ltd. for lease of properties for storage of inventories and employee dormitories with fixed lease payments for two to five years.

During the years ended December 31, 2024 and 2025, the Group recognized right-of-use assets and lease liabilities of RMB64,741,000 and RMB97,337,000 respectively at the commencement dates of these new leases.

(iii) In January 2024, the Group entered into a twelve-month lease agreement with fixed lease payments in respect of a property for store operation with Guangzhou Mingyou Business Development Co., Ltd. Total rental and related expenses incurred in connection with the lease of this property during the years ended December 31, 2024 and 2025 were RMB8,016,000 and RMB1,987,000, respectively.

(iv) The related party transactions in respect of purchases of products from Wow Colour Beauty Guangdong Technology Limited above also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

33 重大關聯方交易（續）

(b) 與關聯方的交易（續）

(ii) 與關聯方的其他交易（續）

附註：

(i) 截至2024年及2025年12月31日止年度，根據本集團與黑洞（上海）科技有限公司、色界美妝（廣東）科技有限公司、深圳市超極飾科技有限公司、很好喝茶飲（廣東）有限公司及視界（廣東）企業管理有限公司簽訂的信息技術支持及諮詢服務協議，本集團向該等實體提供業務管理系統部署及支援服務。

(ii) 本集團與名創優品（肇慶）產業投資有限公司訂立租賃協議，以租賃物業用於存貨的存儲及員工宿舍，固定租賃付款為兩年至五年。

截至2024年及2025年12月31日止年度，本集團於該等新租賃開始日期確認使用權資產及租賃負債總額分別為人民幣64,741,000元及人民幣97,337,000元。

(iii) 於2024年1月，本集團因門店運營租賃一處物業，與廣州名優商務發展有限公司訂立固定租金的租賃協議，租期為十二個月。截至2024年及2025年12月31日止年度，物業租賃產生的租金及相關開支總額分別為人民幣8,016,000元及人民幣1,987,000元。

(iv) 上述涉及向色界美妝（廣東）科技有限公司採購產品的關聯交易，亦構成《上市規則》第14A章所界定的持續關聯交易。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

33 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(c) Balances with related parties

33 重大關聯方交易（續）

(c) 與關聯方的結餘

	As at December 31, 於12月31日	
	2024 2024年	2025 2025年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Trade related: 貿易相關：		
Included in non-current trade and other receivables from related parties:		
包括在應收關聯方的非流動貿易和其他應收款項中：		
– MINISO (Zhaoqing) Industrial Investment Co., Ltd.		
－名創優品（肇慶）產業投資有限公司	16,708	15,575
Included in current trade and other receivables from related parties:		
包括在應收關聯方的流動貿易和其他應收款項中：		
– Haydon (Shanghai) Technology Co., Ltd.		
－黑洞（上海）科技有限公司	53	–
– Wow Colour Beauty Guangdong Technology Limited		
－色界美妝（廣東）科技有限公司	899	78
– ACC Super Accessories Shenzhen Technology Limited		
－深圳市超極飾科技有限公司	688	673
– MINISO Lifestyle Nigeria Limited	786	–
– MINISO (Zhaoqing) Industrial Investment Co., Ltd.		
－名創優品（肇慶）產業投資有限公司	6,271	17,978
– Guangzhou Mingyou Business Development Co., Ltd.		
－廣州名優商務發展有限公司	3,173	–
– Guangzhou Mingyou Business Management Co., Ltd.		
－廣州名優商業經營管理有限公司	1,000	1,000
– KOURITEN LIMITED	12,629	17,778
– MINISO France Travel Retail	–	12,629
– MINISO France Development	–	479
– Multiple Friends (Shanghai) Cultural and Creative Co., Ltd.		
－多個朋友（上海）文化創意有限公司	–	362
– Vision (Guangdong) Enterprise Management Co., Ltd.		
－視界（廣東）企業管理有限公司	–	659
	25,499	51,636

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

33 MATERIAL RELATED PARTY TRANSACTIONS (continued)

33 重大關聯方交易（續）

(c) Balances with related parties (continued)

(c) 與關聯方的結餘（續）

	As at December 31, 於12月31日	
	2024 2024年 RMB'000 人民幣千元	**2025 2025年 RMB'000 人民幣千元**
Included in trade and other payables to related parties: **包括在應付關聯方的貿易和其他應付款項中：**		
– Shanghai Kerong Networks Limited 一上海珂榕網絡科技有限公司	162	**100**
– Wow Colour Beauty Guangdong Technology Limited 一色界美妝（廣東）科技有限公司	51	**3**
– ACC Super Accessories Shenzhen Technology Limited 一深圳市超極飾科技有限公司	9	**–**
– Guangzhou Chuyunju Catering Service Co., Ltd. 一廣州市楚雲居餐飲服務有限公司	4,204	**–**
– Guangzhou Chuyunju Catering Management Co., Ltd. 一廣州市楚雲居餐飲管理有限公司	2,072	**2,029**
– Guangzhou Mingyou Business Development Co., Ltd. 一廣州名優商務發展有限公司	83	**44**
– MINISO (Zhaoqing) Industrial Investment Co., Ltd. 一名創優品（肇慶）產業投資有限公司	542	**–**
– KOURITEN LIMITED	1,000	**1,014**
– MINISO France Travel Retail	–	**5,230**
– MINISO France Development	–	**414**
	8,123	**8,834**
Included in lease liabilities due to related parties: **包括在應付給關聯方的租賃負債中：**		
– MINISO (Zhaoqing) Industrial Investment Co., Ltd. 一名創優品（肇慶）產業投資有限公司	104,097	**128,531**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

33 MATERIAL RELATED PARTY TRANSACTIONS (continued)

(c) Balances with related parties (continued)

33 重大關聯方交易（續）

(c) 與關聯方的結餘（續）

	As at December 31, 於12月31日	
	2024 2024年	2025 2025年
	RMB'000 人民幣千元	RMB'000 人民幣千元
Included in contract liabilities due to related parties: 包括在應付給關聯方的合約負債中：		
– MINISO Lifestyle Nigeria Limited	4,850	–
– MINISO Winky Italy S.r.l.	1,115	–
– Wow Colour Beauty Guangdong Technology Limited －色界美妝（廣東）科技有限公司	–	3
– KOURITEN LIMITED	–	1,951
	5,965	1,954
Non-trade related: 非貿易相關：		
Included in current trade and other receivables from related parties: 包括在應收關聯方的流動貿易和其他應收款項中：		
– MINISO Winky Italy S.r.l.	19,925	–
– KOURITEN HOLDINGS LTD	–	26,416
	19,925	26,416

(Expressed in thousands of Renminbi, unless otherwise indicated)

34 COMPANY LEVEL FINANCIAL INFORMATION

34 公司層面財務資料

The following presents condensed parent company financial information of the Group.

以下為本集團母公司的簡明財務資料。

(i) Condensed statements of profit or loss

(i) 簡明損益表

	For the year ended December 31, 2024 截至2024年12月31日止年度 RMB'000 人民幣千元	**For the year ended December 31, 2025 截至2025年12月31日止年度 RMB'000 人民幣千元**
Other income 其他收入	12,719	**5,539**
General and administrative expenses 一般及行政開支	(20,138)	**(14,582)**
Other net (loss)/income 其他淨（虧損）╱收入	(554)	**63,113**
Operating (loss)/income 經營（虧損）╱收入	(7,973)	**54,070**
Finance income/(costs) 財務收入╱（成本）	8,750	**(160,205)**
Other expenses 其他開支	–	**(70,332)**
Profit/(loss) before taxation 稅前利潤╱（虧損）	777	**(176,467)**
Income tax expense 所得稅開支	–	**(1,543)**
Profit/(loss) for the year 年內利潤╱（虧損）	777	**(178,010)**

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

34 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(ii) Condensed statements of profit or loss and other comprehensive income

34 公司層面財務資料（續）

(ii) 簡明損益及其他全面收益表

	For the year ended December 31, 2024 截至2024年 12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年 12月31日止年度 RMB'000 人民幣千元
Profit/(loss) for the year 年內利潤／（虧損）	777	(178,010)
Items that may be reclassified subsequently to profit or loss: 隨後可能重新分類至損益的項目：		
Exchange differences on translation of financial statements of the Company 換算本公司財務報表的匯兌差額	36,184	1,584
Other comprehensive income for the year 年內其他全面收益	36,184	1,584
Total comprehensive income/(loss) for the year 年內其他全面收益／（虧損）總額	36,961	(176,426)

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

34 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(iii) Condensed statements of financial position

34 公司層面財務資料（續）

(iii) 簡明財務狀況表

	Note 附註	As at December 31, 於12月31日 2024 2024年 RMB'000 人民幣千元	As at December 31, 於12月31日 2025 2025年 RMB'000 人民幣千元
ASSETS 資產			
Non-current assets 非流動資產			
Investments in subsidiaries 於附屬公司的投資			
– Cost-accounted investments in subsidiaries －附屬公司成本核算投資		2,288,729	3,460,965
– Amounts due from subsidiaries －應收附屬公司款項		723,420	1,006,137
Financial derivative assets 金融衍生資產		–	774,103
		3,012,149	5,241,205
Current assets 流動資產			
Other receivables 其他應收款項		4,094	215
Cash and cash equivalents 現金及現金等價物		8,706	2,036,747
		12,800	2,036,962
Total assets 資產總額		3,024,949	7,278,167
EQUITY 權益			
Share capital 股本	26(a)	94	94
Additional paid-in capital 資本公積	26(a)	4,686,201	2,908,972
Other reserves 其他儲備		(1,290,819)	403,687
Accumulated losses 累計虧損		(689,124)	(867,134)
Total equity 權益總額		2,706,352	2,445,619
LIABILITIES 負債			
Non-current liabilities 非流動負債			
Loans and borrowings 貸款及借款		–	2,406,744
Financial derivative liabilities 金融衍生負債		–	1,184,050
		–	3,590,794
Current liabilities 流動負債			
Other payables 其他應付款項		313,221	1,241,754
Deferred income 遞延收益		5,376	–
		318,597	1,241,754
Total liabilities 負債總額		318,597	4,832,548
Total equity and liabilities 權益及負債總額		3,024,949	7,278,167

Ye Guofu	Xu Lili	葉國富	徐黎黎
Executive Director and Chairman	Independent director	執行董事兼主席	獨立董事



Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

34 COMPANY LEVEL FINANCIAL INFORMATION (continued)

34 公司層面財務資料（續）

(iv) Condensed statements of changes in equity

(iv) 簡明權益變動表

	Notes 附註	Share capital 股本 RMB'000 人民幣千元 Note 26(a) 附註26(a)	Additional paid-in capital 資本公積 RMB'000 人民幣千元 Note 26(a) 附註26(a)	Treasury shares 庫存股份 RMB'000 人民幣千元 Note 26(b)(v) 附註26(b)(v)	Share-based payment reserve 以股份為基礎的付款儲備 RMB'000 人民幣千元 Note 26(b)(iii) 附註26(b)(iii)	Translation reserve 匯兑儲備 RMB'000 人民幣千元 Note 26(b)(ii) 附註26(b)(ii)	Other reserve 其他儲備 RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
		Attributable to equity shareholders of the Company 歸屬於本公司的權益股東							
Balance at January 1, 2024 於2024年1月1日的結餘		95	6,333,584	(157,611)	3,745	293,832	(1,541,546)	(689,901)	4,242,198
Changes in equity for the year ended December 31, 2024 截至2024年12月31日止年度的權益變動									
Profit for the year 年內利潤		–	–	–	–	–	–	777	777
Other comprehensive income for the year 年內其他全面收益		–	–	–	–	36,184	–	–	36,184
Total comprehensive income for the year 年內全面收益總額		–	–	–	–	36,184	–	777	36,961
Dividend declared and paid to equity shareholders of the Company 已宣派並支付予本公司權益股東的股息	26(d)	–	(1,244,251)	–	–	–	–	–	(1,244,251)
Exercise of options and subscription of restricted share units 行使購股權及認購受限制股份單位	27	–*	649	–	–	–	–	–	649
Repurchase of shares 回購股份	26(b)(v)	–	–	(330,221)	–	–	–	–	(330,221)
Cancellation of shares 註銷股份	26(a)(v)	(1)	(403,781)	403,782	–	–	–	–	–
Equity settled share-based transactions 以權益結算的股份支付交易		–	–	–	1,016	–	–	–	1,016
Balance at December 31, 2024 於2024年12月31日的結餘		94	4,686,201	(84,050)	4,761	330,016	(1,541,546)	(689,124)	2,706,352

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

34 COMPANY LEVEL FINANCIAL INFORMATION (continued)

34 公司層面財務資料（續）

(iv) Condensed statements of changes in equity (continued)

(iv) 簡明權益變動表（續）

		Attributable to equity shareholders of the Company 歸屬於本公司的權益股東								
	Notes 附註	Share capital 股本 RMB'000 人民幣千元 Note 26(a) 附註26(a)	Additional paid-in capital 資本公積 RMB'000 人民幣千元 Note 26(a) 附註26(a)	Treasury shares 庫存股份 RMB'000 人民幣千元 Note 26(b)(v) 附註26(b)(v)	Call option on equity 權益看漲期權 RMB'000 人民幣千元	Share-based payment reserve 以股份為基礎的付款儲備 RMB'000 人民幣千元 Note 26(b)(iii) 附註26(b)(iii)	Translation reserve 匯兑儲備 RMB'000 人民幣千元 Note 26(b)(ii) 附註26(b)(ii)	Other reserve 其他儲備 RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Balance at January 1, 2025 於2025年1月1日的結餘		94	4,686,201	(84,050)	-	4,761	330,016	(1,541,546)	(689,124)	2,706,352
Changes in equity for the year ended December 31, 2025 截至2025年12月31日止年度的權益變動										
Loss for the year 年內虧損		-	-	-	-	-	-	-	(178,010)	(178,010)
Other comprehensive income for the year 年內其他全面收益		-	-	-	-	-	1,584	-	-	1,584
Total comprehensive income/(loss) for the year 年內全面收益╱(虧損)總額		-	-	-	-	-	1,584	-	(178,010)	(176,426)
Dividend declared and paid to equity shareholders of the Company 已宣派並支付予本公司權益股東的股息	26(d)	-	(1,357,748)	-	-	-	-	-	-	(1,357,748)
Issuance of shares in respect of vesting of restricted share units 就歸屬受限制股份單位發行股份	26(a)(v)	-*	-	-	-	-	-	-	-	-*
Exercise of options and subscription of restricted share units 行使購股權及認購受限制股份單位	27	-*	303	-	-	-	-	-	-	303
Recognization of Upper-strike call option 確認上限看漲期權	29	-	-	-	650,711	-	-	-	-	650,711
Repurchase of shares 回購股份	26(b)(v)	-	-	(549,237)	-	-	-	-	-	(549,237)
Cancellation of shares 註銷股份	26(a)(iv)	-*	(419,784)	419,784	-	-	-	-	-	-
Equity settled share-based transactions 以權益結算的股份支付交易	27	-	-	-	-	1,171,664	-	-	-	1,171,664
Balance at December 31, 2025 於2025年12月31日的結餘		94	2,908,972	(213,503)	650,711	1,176,425	331,600	(1,541,546)	(867,134)	2,445,619

Note:

* The amount was less than RMB1,000.

附註：

* 金額少於人民幣1,000元。



Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

34 COMPANY LEVEL FINANCIAL INFORMATION (continued)

(v) Condensed statements of cash flows

34 公司層面財務資料（續）

(v) 簡明現金流量表

	For the year ended December 31, 2024 截至2024年 12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年 12月31日止年度 RMB'000 人民幣千元
Net cash used in operating activities 經營活動所用現金淨額	(19,192)	(11,661)
Net cash from/(used in) investing activities 投資活動所得／（所用）現金淨額	932,096	(220,726)
Net cash (used in)/from financing activities 融資活動（所用）／所得現金淨額	(1,276,775)	2,283,638
Net (decrease)/increase in cash and cash equivalents 現金及現金等價物（減少）／增加淨額	(363,871)	2,051,251
Cash and cash equivalents at beginning of the year 年初現金及現金等價物	372,459	8,706
Effect of movements in exchange rates on cash held 匯率變動對所持現金的影響	118	23,210
Cash and cash equivalents at end of the year 年末現金及現金等價物	8,706	2,036,747

35 NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

There were no significant events for which disclosures or adjustments are required after December 31, 2025, except for the dividend declaration disclosed in Note 26(d).

35 報告期後非調整事項

除附註26(d)所披露之股息宣派外，2025年12月31日之後並無須進行披露或調整之重大事項。

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

36 AMENDMENTS AND NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Group has not applied the following new and amended IFRS Accounting Standards, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and amended IFRS Accounting Standards, if applicable, when they become effective.

36 已發佈但尚未生效的修訂及新準則

本集團並無於該等財務報表中應用下列已頒佈但尚未生效之新訂及經修訂國際財務報告會計準則。本集團擬於該等新訂及經修訂國際財務報告會計準則生效時應用（如適用）。

IFRS 18 《國際財務報告準則》第18號	*Presentation and Disclosure in Financial Statements*[2] *財務報表的列報及披露*[2]
IFRS 19 and its amendments 《國際財務報告準則》第19號及其修訂	*Subsidiaries without Public Accountability: Disclosures*[2] *非公共受託責任附屬公司：披露*[2]
Amendments to IFRS 9 and IFRS 7 《國際財務報告準則》第9號及《國際財務報告準則》第7號修訂	*Amendments to the Classification and Measurement of Financial Instruments*[1] *對金融工具分類及計量的修訂*[1]
Amendments to IFRS 9 and IFRS 7 《國際財務報告準則》第9號及《國際財務報告準則》第7號修訂	*Contracts Referencing Nature-dependent Electricity*[1] *涉及依賴自然能源的電力的合約*[1]
Amendments to IFRS 10 and IAS 28 《國際財務報告準則》第10號及《國際會計準則》第28號修訂	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*[3] *投資者與其聯營公司或合營企業之間的資產出售或注資*[3]
Amendments to IAS 21 《國際會計準則》第21號修訂	*Translation to a Hyperinflationary Presentation Currency*[2] *折算為惡性通貨膨脹經濟中的列報貨幣*[2]
Annual Improvements to IFRS Accounting Standards – Volume 11 國際財務報告會計準則年度改進－第11卷	*Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7*[1] *《國際財務報告準則》第1號、《國際財務報告準則》第7號、《國際財務報告準則》第9號、《國際財務報告準則》第10號及《國際會計準則》第7號修訂*[1]

1 Effective for annual periods beginning on or after January 1, 2026

2 Effective for annual/reporting periods beginning on or after January 1, 2027

3 No mandatory effective date yet determined but available for adoption

1 於2026年1月1日或之後開始的年度期間生效

2 於2027年1月1日或之後開始的年度／報告期間生效

3 尚未確定強制生效日期，但可供採納

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

36 AMENDMENTS AND NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

The Group is in the process of making an assessment of the impact of these new and amended standards upon initial application. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of the five categories: operating, investing, financing, income taxes and discontinued operations and to present two new defined subtotals. It also requires disclosure of management-defined performance measures in a note and introduces new requirements for aggregation and disaggregation of financial information. The new requirements are expected to impact the Group's presentation of the statement of profit or loss and disclosures of the Group's financial performance. So far, the Group considers that the new and revised standards are unlikely to have a significant impact on the Group's results of operations and financial position.

36 已發佈但尚未生效的修訂及新準則（續）

本集團目前正評估這些新訂及經修訂準則於首次應用時所產生的影響。《國際財務報告準則》第18號就損益表的列報引入了新規定，包括特定的總計及小計。實體須將損益表內的所有收入及支出分類至以下五類之一：經營活動、投資活動、融資活動、所得稅及終止營運，並須列報兩項新定義的小計。該準則亦要求於附註中披露管理層界定的績效指標，並就財務資料的匯總與拆分提出新規定。預期新規定將影響本集團損益表的列報方式及本集團財務績效的披露。截至目前，本集團認為該等新訂及經修訂準則不大可能對本集團的經營業績及財務狀況產生重大影響。

(Expressed in thousands of Renminbi, unless otherwise indicated)

37 DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

37 董事酬金

根據《香港聯交所證券上市規則》、香港《公司條例》第383(1)(a)、(b)、(c)及(f)條以及《公司（披露董事利益資料）規例》第2部披露的董事薪酬如下：

	For the year ended December 31, 2024 截至2024年12月31日止年度					
	Directors' fees 董事袍金	Salaries, allowances and other benefits 薪金、津貼和其他福利	Discretionary bonuses 酌情花紅	Retirement scheme contributions 退休金計劃供款	Equity-settled share-based payments 以權益結算的股份支付	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Executive director 執行董事						
Mr. Ye Guofu 葉國富先生	–	2,683	764	35	–	3,482
Independent directors 獨立董事						
Ms. Xu Lili 徐黎黎女士	1,067	–	–	–	–	1,067
Mr. Zhu Yonghua 朱擁華先生	–	–	–	–	1,120	1,120
Mr. Wang Yongping 王永平先生	1,067	–	–	–	–	1,067
	2,134	2,683	764	35	1,120	6,736

	For the year ended December 31, 2025 截至2025年12月31日止年度					
	Directors' fees 董事袍金	**Salaries, allowances and other benefits 薪金、津貼和其他福利**	**Discretionary bonuses 酌情花紅**	**Retirement scheme contributions 退休金計劃供款**	**Equity-settled share-based payments 以權益結算的股份支付**	**Total 合計**
	RMB'000 人民幣千元	**RMB'000 人民幣千元**	**RMB'000 人民幣千元**	**RMB'000 人民幣千元**	**RMB'000 人民幣千元**	**RMB'000 人民幣千元**
Executive director 執行董事						
Mr. Ye Guofu 葉國富先生	**–**	**3,517**	**758**	**38**	**–**	**4,313**
Independent directors 獨立董事						
Ms. Xu Lili 徐黎黎女士	**1,072**	**–**	**–**	**–**	**–**	**1,072**
Mr. Zhu Yonghua 朱擁華先生	**216**	**–**	**–**	**–**	**420**	**636**
Mr. Wang Yongping 王永平先生	**1,072**	**–**	**–**	**–**	**–**	**1,072**
	2,360	**3,517**	**758**	**38**	**420**	**7,093**

There was no arrangement under which a director or the chief executive waived or agreed to waive any remuneration during the year.

年內並無董事或行政總裁放棄或同意放棄任何薪酬之安排。

Notes to the Consolidated Financial Statements
綜合財務報表附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

38 INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the year ended December 31, 2024, one of the five individuals with the highest emoluments was a director, and his remuneration is disclosed in Note 37.

For the year ended December 31, 2025, none of the five highest-paid individuals was a director, and therefore no director's remuneration was included in the top five paid employees.

Highest paid employees who are not directors of the Company are as follows:

38 最高薪酬人士

截至2024年12月31日止年度，在5名最高薪酬人士中1名是董事，且其薪酬在附註37中披露。

截至2025年12月31日止年度，5名最高薪酬人士中均無董事，因此前五名最高薪酬員工中未包含任何董事的薪酬。

本公司非董事的最高薪酬員工如下：

	For the year ended December 31, 2024 截至2024年 12月31日止年度 RMB'000 人民幣千元	For the year ended December 31, 2025 截至2025年 12月31日止年度 RMB'000 人民幣千元
Salaries, allowances and other benefits 薪金、津貼和其他福利	7,804	6,931
Discretionary bonuses 酌情花紅	2,484	2,820
Retirement scheme contributions 退休金計劃供款	122	171
Equity-settled share-based payment 以權益結算的股份支付	7,007	165,747
	17,417	175,669

The emoluments of the above individuals with the highest emoluments are within the following bands:

上述最高薪酬人士的酬金範圍如下：

	For the year ended December 31, 2024 截至2024年 12月31日止年度 Number of individuals 人數	For the year ended December 31, 2025 截至2025年 12月31日止年度 Number of individuals 人數
Nil to HKD5,000,000 零至5,000,000港元	2	–
HKD5,000,001 to HKD10,000,000 5,000,001港元至10,000,000港元	2	2
HKD10,000,001 to HKD15,000,000 10,000,001港元至15,000,000港元	–	–
HKD25,000,001 to HKD30,000,000 25,000,001港元至30,000,000港元	–	2
HKD120,000,001 to HKD125,000,000 120,000,001港元至125,000,000港元	–	1
	4	5

"2020 Share Incentive Plan"		the share incentive plan our Company adopted in September 2020, as amended from time to time
「2020年股份激勵計劃」	指	本公司於2020年9月採納的股份激勵計劃（經不時修訂）
"ADS(s)"		American Depositary Shares, each of which represents four Shares
「美國存託股」	指	美國存託股，每一股美國存託股代表四股股份
"Articles of Association"		the articles of association of the Company, as amended from time to time
「組織章程細則」	指	本公司組織章程細則（經不時修訂）
"associate(s)"		has the meaning ascribed to it under the Listing Rules
「聯繫人」	指	具有《上市規則》賦予該詞的涵義
"Audit Committee"		the audit committee of the Board
「審計委員會」	指	董事會審計委員會
"Authorised Representative"		the authorised representative under Rule 3.05 of the Listing Rules
「授權代表」	指	《上市規則》第3.05條規定的授權代表
"Board"		the board of Directors
「董事會」	指	董事會
"BVI"		British Virgin Islands
「英屬維爾京群島」	指	英屬維爾京群島
"China" or "the PRC"		the People's Republic of China
「中國」	指	中華人民共和國
"Companies Ordinance"		Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
「《公司條例》」	指	香港法例第622章《公司條例》（經不時修訂、補充或以其他方式修改）
"Company", "we", "us", or "our"		MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020
「本公司」、「我們」或「名創優品」	指	名創優品集團控股有限公司，一家於2020年1月7日在開曼群島註冊成立的有限責任公司
"Compensation Committee"		the compensation committee of the Board
「薪酬委員會」	指	董事會薪酬委員會

Definitions
釋義

"connected person(s)"		has the meaning ascribed to it under the Listing Rules
「關連人士」	指	具有《上市規則》賦予該詞的涵義
"Controlling Shareholder(s)"		has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Ye, Ms. Yang and the intermediary companies through which Mr. Ye and Ms. Yang have an interest in the Company, namely, Mini Investment Limited, YGF MC Limited, YGF Development Limited, YYY MC Limited, YYY Development Limited, YY Capital Ltd. and YGF MN Limited
「控股股東」	指	具有《上市規則》賦予該詞的涵義，除文義另有所指外，指葉先生、楊女士及中間公司(葉先生及楊女士通過該等公司擁有本公司權益，即Mini Investment Limited、YGF MC Limited、YGF Development Limited、YYY MC Limited、YYY Development Limited、YY Capital Ltd.及YGF MN Limited)
"Corporate Governance Code"		the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time
「《企業管治守則》」	指	《上市規則》附錄C1所載《企業管治守則》(經不時修訂)
"Director(s)"		the director(s) of our Company
「董事」	指	本公司董事
"EBITDA"		earnings before interest, taxes, depreciation and amortization
「EBITDA」	指	除息税、折舊及攤銷前利潤
"ESG Report"		Environmental, social and governance report
「環境、社會及管治報告」	指	環境、社會及管治報告
"first-tier cities"		Beijing, Shanghai, Guangzhou and Shenzhen
「一線城市」	指	北京、上海、廣州和深圳
"GMV"		the total value of all merchandises sold by us and our Retail Partners and distributors to end-customers (in the context of MINISO), and the total value of merchandises sold by us, our Retail Partner and distributors operating TOP TOY stores to end customers, as well as the total value of all merchandises sold by us to distributors that do not operate TOP TOY stores (in the context of TOP TOY), in each case before deducting sales rebates and including the value-added taxes and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned
「GMV」	指	我們及合夥人及代理商向終端客戶銷售(就名創優品而言)銷售的所有商品的總價值，以及我們、合夥人及經營TOP TOY門店的分銷商向終端客戶銷售商品的總價值，以及我們出售予非經營TOP TOY門店(就TOP TOY而言)的所有商品的總價值，在各情況下扣除銷售回扣前並包括向消費者收取的增值税和銷售税(如適用)，無論商品是否退回

"Group", "our Group", "the Group", "we", "us", or "our"		the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
「本集團」或「我們」	指	本公司及其不時的附屬公司，及如文義所指，就本公司成為其現有附屬公司的控股公司之前期間而言則指該等附屬公司（猶如該等公司於相關時間已為本公司的附屬公司）
"HFCAA"		Holding Foreign Companies Accountable Act
「HFCAA」	指	《外國公司問責法案》
"HK$"		Hong Kong dollars, the lawful currency of Hong Kong
「港元」	指	香港法定貨幣港元
"HKEX" or "Hong Kong Stock Exchange"		The Stock Exchange of Hong Kong Limited
「聯交所」或「香港聯交所」	指	香港聯合交易所有限公司
"Hong Kong"		the Hong Kong Special Administrative Region of the PRC
「香港」	指	中國香港特別行政區
"IFRS(s)"		the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
「《國際財務報告準則》」	指	國際會計準則理事會不時發佈的《國際財務報告準則》
"IP"		intellectual property
「IP」	指	知識產權
"Latest Practicable Date"		April 20, 2026
「最後實際可行日期」	指	2026年4月20日
"Listing"		the listing of the Shares on the Main Board of the HKEX
「上市」	指	股份於聯交所主板上市
"Listing Date"		July 13, 2022, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the HKEX
「上市日期」	指	2022年7月13日，即股份上市及股份首次獲准在聯交所開始交易的日期
"Listing Rules"		the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
「《上市規則》」	指	《香港聯合交易所有限公司證券上市規則》（經不時修訂、補充或以其他方式修改）

Definitions
釋義

"Main Board"		the stock exchange (excluding the option market) operated by the HKEX which is independent from and operates in parallel with the Growth Enterprise Market of the HKEX
「主板」	指	由聯交所營運的證券交易所（不包括期權市場），其獨立於聯交所Growth Enterprise Market並與聯交所Growth Enterprise Market並行運作
"Mini Investment Limited"		Mini Investment Limited, a limited liability company incorporated under the laws of BVI on November 26, 2019
「**Mini Investment Limited**」	指	Mini Investment Limited，一家於2019年11月26日根據英屬維爾京群島法律註冊成立的有限責任公司
"MINISO store"		any of the stores operated under the "MINISO" brand name, including those directly operated by us, those operated under the Retail Partner model, and those operated under the distributor model
「名創優品門店」	指	任何以「名創優品」品牌名稱經營的門店，包括我們的直營店、合夥人門店及代理門店
"Model Code"		the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
「《標準守則》」	指	《上市規則》附錄C3所載《上市發行人董事進行證券交易的標準守則》
"Mr. Ye"		Mr. Guofu Ye, an executive Director, chairman of our Board, the chief executive officer of our Company, the founder of our Group and a Controlling Shareholder of our Company
「葉先生」	指	葉國富先生，執行董事、董事會主席、本公司首席執行官、本集團創始人及本公司控股股東
"Ms. Yang"		Ms. Yunyun Yang, spouse of Mr. Ye and a Controlling Shareholder of our Company
「楊女士」	指	楊雲雲女士，葉先生的配偶及本公司控股股東
"Nominating and Corporate Governance Committee"		The nominating and corporate governance committee of the Board
「提名及企業管治委員會」	指	董事會提名及企業管治委員會
"NYSE"		the New York Stock Exchange
「紐交所」	指	紐約證券交易所
"O2O"		online to offline, a business strategy that draws potential customers from online channels to make purchases in physical stores
「O2O」	指	線上到線下，一種吸引潛在顧客從線上渠道購買轉為實體店購買的經營策略
"PCAOB"		The Public Company Accounting Oversight Board
「美國公眾公司會計監督委員會」	指	美國公眾公司會計監督委員會

"Prospectus"		the prospectus of the Company dated June 30, 2022
「招股章程」	指	本公司日期為2022年6月30日的招股章程
"Reporting Period"		the fiscal year ended December 31, 2025
「報告期」	指	截至2025年12月31日止財政年度
"Retail Partner"		franchisee under our Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our "MINISO" or "TOP TOY" branded retail store franchise
「合夥人」	指	合夥人模式下的加盟商，該模式具有連鎖加盟店特徵。在該模式下，加盟商將為使用我們「名創優品」或「TOP TOY」品牌零售門店特許經營權承擔開店資本開支和門店運營費用
"RMB" or "Renminbi"		Renminbi, the lawful currency of China
「人民幣」	指	中國法定貨幣人民幣
"RSUs"		restricted Share units
「受限制股份單位」	指	受限制股份單位
"SEC"		the Securities and Exchange Commission of the United States
「美國證監會」	指	美國證券交易監督委員會
"second-tier cities"		mainly include capital cities of provinces and autonomous regions, centrally-administered municipalities, and other cities of China that the Company considers to have a similar level of development potential
「二線城市」	指	主要包括中國境內各省的省會城市及自治區、中央管轄的直轄市以及本公司認為具有相似水平發展潛力的其他城市
"SFO"		Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
「《證券及期貨條例》」	指	香港法例第571章《證券及期貨條例》（經不時修訂、補充或以其他方式修改）
"Share(s)"		the ordinary shares of US$0.00001 each in the share capital of the Company
「股份」	指	本公司股本中每股0.00001美元的普通股
"Shareholder(s)"		holder(s) of our Share(s)
「股東」	指	股份持有人
"SKU"		stock keeping unit, a unique identifier for each distinct product and service that can be purchased
「SKU」	指	庫存單位，可供購買的各類產品及服務的唯一標識
"SSE"		Shanghai Stock Exchange
「上交所」	指	上海證券交易所

Definitions
釋義

"subsidiary" or "subsidiaries"		has the meaning ascribed to it in section 15 of the Companies Ordinance
「附屬公司」	指	具有《公司條例》第15條所賦予的涵義
"SZSE"		Shenzhen Stock Exchange
「深交所」	指	深圳證券交易所
"third- or lower-tier cities"		cities other than first- and second-tier cities in China
「三線或以下城市」	指	除中國一、二線城市之外的其他城市
"TOP TOY store"		any store operated under the "TOP TOY" brand name, including those directly operated by us, those operated under the Retail Partner model, and those operated under the distributor model
「**TOP TOY**門店」	指	任何以「TOP TOY」品牌名稱經營的門店，包括我們的直營店及名創合夥人門店
"United States" or "U.S."		United States of America, its territories, its possessions and all areas subject to its jurisdiction
「美國」	指	美利堅合眾國、其領地、屬地及其所有管轄地域
"US$" or "U.S. dollars"		United States dollars, the lawful currency of the United States
「美元」	指	美國法定貨幣美元
"%"		per cent
「%」	指	百分比

